Dreyfus Founders Balanced Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with portfolio manager John B. Jares, CFA, left; and assistant portfolio manager John V. Johnson, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Burdens

Through 2005, investors endured a restrictive Federal Reserve monetary policy and a continued contraction of corporate earnings multiples, despite the strong operating results produced by the market. With what seemed to be an overly volatile market in 2005, the Standard & Poor's 500 Index posted one of the most narrow price ranges between the year's high and low in recent history. Additionally, the economy continued to carry the burden of high materials and energy prices through the period. In the latter part of the year, the market began to positively discount the possibility of the Federal Reserve ending its interest rate increases.

> *"The Fund's performance for the period was driven by our investment strategy to fundamentally evaluate companies and industries on an individual basis."*

Conservative Allocation to Equities

The Fund's performance for the year was driven by our investment strategy to fundamentally evaluate companies and industries on an individual basis. However, that being said, the Dreyfus Founders Balanced Fund underperformed the 4.91% return of its benchmark, the Standard & Poor's 500 Index, for the 12 months ended December 31, 2005.

   The Fund continued to search for companies exhibiting strong growth potential, using fundamental analysis. Throughout most of the period, the Fund maintained a conservative allocation to equities to mitigate risks to the portfolio overall, with sector weightings biased toward the information technology (IT) and consumer discretionary sectors. As our investment process began to reveal improving fundamentals within the information technology sector, we selected the stocks that we believed were most likely to exhibit strong earnings growth. Early in the period, the Fund's allocation in the energy sector was decreased due to our adherence to our sell discipline upon reaching our price targets. This hurt the Fund's relative performance for the year, as energy was the strongest performing sector in the Index.

IT Showed Strong Performance

The most compelling growth opportunities came from the information technology sector, where strong stock selection and a positive relative weighting boosted the Fund's performance. **Apple Computer, Inc.**'s stock price rose during the period on strong demand for its iPod MP3 music players as well as a shift in consumer preferences toward the company's Macintosh computers. **ASM Lithography Holding NV** increased its market share with new lithography tools, and International Business Machines Corporation experienced a strong mid-year earnings report and improved value assignment from the market. Semiconductor manufacturer Marvell Technology Group Limited also saw its stock price increase during the period.

> **Sectors Benefiting the Fund**
> Information Technology
> Materials
> Consumer Staples

Consumer Staples and Materials Aided Fund

The Fund held relative underweight positions in the materials and consumer staples sectors, which, paired with positive stock selection in each respective sector, benefited the Fund's relative performance as these sectors were not strong performers in the Index.

Individual names within the healthcare sector boosted the Fund's performance as well, including **Genentech, Inc.** and MedImmune, Inc. Genentech's stock price rose on the positive receptivity to its new drugs for the treatment of multiple indications of cancer. MedImmune benefited as the market discounted future potential revenues from its new human papilloma virus (HPV) vaccine. Additionally, the company took numerous positive actions during the period to restructure its product portfolio following an earlier misstep on its Flumist® product.

Consumer staples name Gillette Company was another notable strong performing stock for the period, as the company was purchased for a significant premium by **Procter & Gamble Company**.

Energy and Financials Weighed on Performance

As was previously mentioned, the Fund's position reduction in the energy sector proved the largest detriment to relative performance for the period.

A strong rally in the financials sector in the fourth quarter of the period, in which the Fund had a significant underweight position, impeded the Fund's performance, as did weak stock picking. Among the poor-performing financials issues was First Marblehead Corporation. A provider of outsourcing services for private education lending, First Marblehead's stock price declined as investors were concerned about the company's long-term growth rate and management issues. The company again delivered slower-than-expected facilitation volume growth in the second quarter. Management issues involved the resignation of First Marblehead's CEO over alleged improper gifts to an employee of a large customer. The Fund sold its position in the company as we felt the monies may be better deployed in other investments.

Sectors Detracting From the Fund

Energy
Financials
Utilities

As we did not find any compelling growth opportunities within the utilities sector, the Fund did not participate in this sector. However, utilities produced a double-digit return in the Index, which negatively pressured the Fund's relative performance.

Largest Equity Holdings (ticker symbol)

1.	**Regal Entertainment Group Class A** (RGC)	**4.73%**
2.	**Amdocs Limited** (DOX)	**4.45%**
3.	**General Electric Company** (GE)	**4.27%**
4.	**Hewlett-Packard Company** (HPQ)	**3.85%**
5.	**Colgate-Palmolive Company** (CL)	**3.72%**
6.	**Sprint Nextel Corporation** (S)	**3.70%**
7.	**Wells Fargo & Company** (WFC)	**3.50%**
8.	**MGI Pharma, Inc.** (MOGN)	**3.34%**
9.	**JPMorgan Chase & Company** (JPM)	**3.18%**
10.	**ASM Lithography Holding NV NY Shares** (ASML)	**2.55%**

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(3.43%)	(1.76%)	—	(3.23%)
Without sales charge	2.51%	(0.60%)	—	(2.27%)
B Shares (12/31/99)				
With redemption*	(2.34%)	(1.70%)	—	(3.16%)
Without redemption	1.66%	(1.30%)	—	(3.00%)
C Shares (12/31/99)				
With redemption**	0.54%	(1.65%)	—	(3.34%)
Without redemption	1.54%	(1.65%)	—	(3.34%)
F Shares (2/19/63)	2.75%	(0.27%)	3.18%	N/A
R Shares (12/31/99)	3.01%	(0.60%)	—	(2.26%)
T Shares (12/31/99)				
With sales charge (4.50%)	(2.40%)	(1.32%)	—	(2.94%)
Without sales charge	2.21%	(0.41%)	—	(2.20%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Individual Issues Impeded Performance

A primary negative impact on an individual stock basis came from the poor performance of consumer discretionary holding **Royal Caribbean Cruises Limited**. Royal Caribbean underperformed during the period as investors were concerned with the effect high oil prices may have on the company's profits. The Fund held Royal Caribbean at the end of the period as we believed robust demand for cruises may help the company to continue strong pricing.

Healthcare names Abbott Laboratories, Inc. and **MGI Pharma, Inc.** also saw drops in their stock prices. Abbott declined during the period after it reported disappointing data on two potential new products, which were the basis for future growth. MGI underperformed as concerns continued over the company's chemo-induced anti-nausea drug, Aloxi®. Additionally, a new product, Dacogen™, was expected to be approved in the fall 2005 but has been delayed, which put pressure on the stock.

Information technology names Xilinx, Inc. and **Maxim Integrated Products, Inc.** also underperformed during the period.

Fixed-Income Performance

In the first three quarters of 2005, higher oil prices, a strengthening dollar and higher short-term interest rates were held accountable for any perceived slowdown in the fixed-income markets. The housing market provided a considerable offset to these factors, as well as stimulus to the economy. In



Portfolio Composition of Net Assets

15.89% Consumer Discretionary
13.34% Information Technology
9.72% Financials
9.71% Healthcare
5.64% Consumer Staples
4.68% Industrials
3.14% Telecommunications Services
2.18% Energy
1.82% Materials
31.93% Fixed-Income Investments
1.95% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the fourth quarter, the bond market was affected by a drop in oil prices, indicating less inflationary pressure, and speculation that the Federal Reserve was nearing the end of its tightening cycle. A flattening yield curve pervaded the annual period, as the yield curve's short end, which is usually more responsive to federal funds rate changes, experienced a lowering, causing an overall flattening.

The Fund benefited from its high-quality bias as higher quality bonds outperformed lower quality securities during the year.

An underweight position in mortgages and overweight position in corporate bonds hurt the performance of the fixed-income portion of the portfolio; mortgages outperformed corporates by almost 1.00% for the period. Additionally, the Fund's shorter duration dampened performance as long-dated securities gained more than shorter maturities in the bull market-flattening trend.

In Conclusion

At the end of the period, we believe the Fund is well positioned for continued economic improvement and earnings growth throughout 2006. We have searched for companies in all sectors that we believe have the potential for earnings growth, while being mindful of the potential impacts of monetary policy on the market in general.

For the fixed-income portion of the Fund, we continue to be cautious but believe we are nearing the end of the Federal Reserve's tightening cycle. We will assess credit quality and spreads relative to our corporate bond holdings should we begin to experience economic changes that might affect corporate earnings.

As we move into 2006, we will continue to apply our investment process and philosophy to picking stocks for the Fund that seek to take advantage of the economic environment and that we believe will exhibit strong fundamental earnings strength through the year. As always, we thank you for your continued investment in the Fund.

John B. Jares, CFA
Portfolio Manager

John V. Johnson, CFA
Assistant Portfolio Manager

Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,019.15	$8.65
Class A Hypothetical	1,000.00	1,016.53	8.68
Class B Actual	1,000.00	1,016.94	12.91
Class B Hypothetical	1,000.00	1,012.24	12.97
Class C Actual	1,000.00	1,016.53	13.16
Class C Hypothetical	1,000.00	1,011.98	13.22
Class F Actual	1,000.00	1,019.76	7.38
Class F Hypothetical	1,000.00	1,017.80	7.40
Class R Actual	1,000.00	1,020.37	6.42
Class R Hypothetical	1,000.00	1,018.77	6.43
Class T Actual	1,000.00	1,018.50	9.92
Class T Hypothetical	1,000.00	1,015.25	9.95

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.70%
Class B	2.54%
Class C	2.59%
Class F	1.45%
Class R	1.26%
Class T	1.95%

STATEMENT OF INVESTMENTS

December 31, 2005

Shares		Market Value
Common Stocks (Domestic)—58.7%		
Automotive Retail—1.3%		
21,800	Advance Auto Parts, Inc.*	$ 947,418
Biotechnology—2.3%		
7,800	Amgen, Inc.*	615,108
7,100	Cephalon, Inc.*	459,654
6,600	Genentech, Inc.*	610,500
		1,685,262
Broadcasting & Cable TV—0.8%		
21,700	Comcast Corporation Special Class A*	557,473
Computer & Electronics Retail—1.1%		
17,550	Best Buy Company, Inc.	763,074
Computer Hardware—3.7%		
10,800	Apple Computer, Inc.*	776,412
65,900	Hewlett-Packard Company	1,886,717
		2,663,129
Consumer Electronics—1.4%		
10,100	Harman International Industries, Inc.	988,285
Consumer Finance—1.1%		
14,900	SLM Corporation	820,841
Department Stores—1.6%		
9,400	J.C. Penney Company, Inc.	522,640
12,600	Kohl's Corporation*	612,360
		1,135,000
Diversified Banks—3.2%		
12,600	Bank of America Corporation	581,490
27,300	Wells Fargo & Company	1,715,259
		2,296,749
General Merchandise Stores—1.8%		
33,000	Family Dollar Stores, Inc.	818,070
9,200	Target Corporation	505,724
		1,323,794
Healthcare Equipment—0.5%		
10,200	Biomet, Inc.	373,014
Healthcare Supplies—0.7%		
9,800	DENTSPLY International, Inc.	526,162
Home Entertainment Software—0.3%		
3,600	Electronic Arts, Inc.*	188,316
Home Improvement Retail—0.8%		
15,100	Home Depot, Inc.	611,248

Shares		Market Value
Household Products—4.6%		
11,200	Clorox Company	$ 637,168
33,250	Colgate-Palmolive Company	1,823,763
14,235	Procter & Gamble Company	823,922
		3,284,853
Industrial Conglomerates—2.9%		
59,700	General Electric Company	2,092,485
Integrated Oil & Gas—2.2%		
9,800	Chevron Corporation	556,346
18,000	ExxonMobil Corporation	1,011,060
		1,567,406
Integrated Telecommunication Services—3.1%		
7,100	Alltel Corporation	448,010
77,700	Sprint Nextel Corporation	1,815,072
		2,263,082
Internet Software & Services—0.7%		
12,100	Yahoo!, Inc.*	474,078
Investment Banking & Brokerage—1.3%		
38,600	Charles Schwab Corporation	566,262
6,700	Morgan Stanley	380,158
		946,420
Leisure Facilities—0.4%		
6,700	Royal Caribbean Cruises Limited	301,902
Metal & Glass Containers—1.2%		
21,400	Ball Corporation	850,008
Movies & Entertainment—5.8%		
16,500	Pixar, Inc.*	869,880
121,800	Regal Entertainment Group Class A	2,316,636
55,300	Time Warner, Inc.	964,432
		4,150,948
Other Diversified Financial Services—2.2%		
39,300	JPMorgan Chase & Company	1,559,817
Packaged Foods & Meats—1.1%		
14,000	Hershey Foods Corporation	773,500
Pharmaceuticals—5.4%		
11,200	Covance, Inc.*	543,760
11,100	Eli Lilly and Company	628,149
95,400	MGI Pharma, Inc.*	1,637,064
15,975	Pfizer, Inc.	372,537
16,000	Wyeth	737,120
		3,918,630
Railroads—1.0%		
9,100	Union Pacific Corporation	732,641

See notes to statement of investments.

Shares		Market Value
Semiconductors—1.3%		
25,600	Maxim Integrated Products, Inc.	$ 927,744
Specialty Chemicals—0.6%		
7,300	Sigma-Aldrich Corporation	462,017
Specialty Stores—0.9%		
17,400	Tiffany & Company	666,246
Systems Software—1.6%		
43,100	Microsoft Corporation	1,127,065
Thrifts & Mortgage Finance—1.0%		
17,100	The PMI Group, Inc.	702,297
Trading Companies & Distributors—0.8%		
7,700	W.W. Grainger, Inc.	547,470
Total Common Stocks (Domestic) **(Cost—$39,938,770)**		42,228,374
Common Stocks (Foreign)—7.4%		
Application Software—3.0%		
79,400	Amdocs Limited (CI)*	2,183,500
Pharmaceuticals—0.7%		
11,400	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	490,314
Property & Casualty Insurance—0.9%		
10,000	XL Capital Limited Class A (BD)	673,800
Semiconductor Equipment—1.7%		
62,175	ASM Lithography Holding NV NY Shares (NE)*	1,248,474
Semiconductors—1.1%		
46,825	ATI Technologies, Inc. (CA)*	795,557
Total Common Stocks (Foreign) **(Cost—$4,824,023)**		5,391,645

Principal Amount		Market Value
Corporate Bonds (Domestic)—9.2%		
Automobile Manufacturers—1.4%		
$1,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 1,003,990
Diversified Banks—2.4%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,714,728
General Merchandise Stores—1.1%		
750,000	Target Corporation 5.875% 3/1/12	787,853

Principal Amount		Market Value
Household Products—2.2%		
$1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	$ 1,590,825
Pharmaceuticals—2.1%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,506,975
Total Corporate Bonds (Domestic) **(Cost—$6,436,621)**		6,604,371
U.S. Government Obligations—22.8%		
Agency Pass Through—2.3%		
1,604,698	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	1,678,450
Government Sponsored Enterprises—11.6%		
	Federal Farm Credit Bank:	
1,040,000	4.26% 9/30/10	1,017,775
700,000	4.70% 12/10/14	694,442
	Federal Home Loan Bank	
800,000	4.50% 11/15/12	787,496
	Federal Home Loan Mortgage Corporation:	
1,000,000	4.125% 7/12/10	975,150
800,000	4.875% 11/15/13	803,784
900,000	5.125% 7/15/12	916,452
	Federal National Mortgage Association:	
700,000	5.00% 4/6/10	699,391
800,000	5.375% 11/15/11	823,488
	Tennessee Valley Authority:	
800,000	5.375% 11/13/08	814,288
800,000	5.625% 1/18/11	829,672
		8,361,938
Mortgage-Backed Securities: GNMA/Guaranteed—1.6%		
1,090,504	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,117,854
U.S. Treasury Notes—7.3%		
607,280	U.S. Treasury Inflation Index Note 3.875% 1/15/09	637,965
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	890,154
1,000,000	4.375% 8/15/12	999,880
800,000	5.00% 2/15/11	823,968
900,000	5.00% 8/15/11	928,935
900,000	5.75% 8/15/10	952,137
		5,233,039
Total U.S. Government Obligations **(Cost—$16,546,859)**		16,391,281

See notes to statement of investments.

15

Principal Amount	Amortized Cost
Corporate Short-Term Notes—2.9%	
Special Purpose Entity—2.9%	
$2,100,000 CAFCO LLC	
4.12% 1/3/06~	$ 2,099,519
Total Corporate Short-Term Notes **(Amortized Cost—$2,099,519)**	2,099,519
Total Investments—101.0% **(Total Cost—$69,845,792)**	72,715,190
Other Assets and Liabilities—(1.0%)	(699,897)
Net Assets—100.0%	$72,015,293

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,099,519, or 2.9%, of the Fund's net assets as of December 31, 2005.*

BD - Bermuda
CA - Canada
CI - Channel Islands
IS - Israel
NE - Netherlands

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$	69,845,792
Investment securities, at market		72,715,190
Cash		113,742
Receivables:		
Investment securities sold		690,619
Capital shares sold		23,840
Dividends and interest		388,299
Other assets		66,344
Total Assets		73,998,034

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		568,478
Capital shares redeemed		1,198,435
Advisory fees		42,597
Shareholder servicing fees		5,054
Accounting fees		3,932
Distribution fees		10,468
Transfer agency fees		15,977
Custodian fees		906
Directors' Deferred Compensation		66,344
Other		70,550
Total Liabilities		1,982,741
Net Assets	$	72,015,293

Composition of Net Assets

Capital (par value and paid-in surplus)	$	252,943,017
Undistributed net investment income		670,753
Accumulated net realized loss from security and foreign currency transactions		(184,467,875)
Net unrealized appreciation on investments and foreign currency translation		2,869,398
Total	$	72,015,293

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	1,759,754
Shares Outstanding		205,144
Net Asset Value, Redemption Price Per Share	$	8.58
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.10

Class B

Net Assets	$	1,052,670
Shares Outstanding		123,872
Net Asset Value, Offering and Redemption Price Per Share		
(excluding applicable contingent deferred sales charge)	$	8.50

Class C

Net Assets	$	188,534
Shares Outstanding		22,539
Net Asset Value, Offering and Redemption Price Per Share		
(excluding applicable contingent deferred sales charge)	$	8.36

Class F

Net Assets	$	68,925,898
Shares Outstanding		8,025,785
Net Asset Value, Offering and Redemption Price Per Share	$	8.59

Class R

Net Assets	$	53,831
Shares Outstanding		6,291
Net Asset Value, Offering and Redemption Price Per Share	$	8.56

Class T

Net Assets	$	34,606
Shares Outstanding		3,927
Net Asset Value, Redemption Price Per Share	$	8.81
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	9.23

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$ 552,588
Interest	1,567,896
Foreign taxes withheld	(398)
Total Investment Income	2,120,086

Expenses

Advisory fees—Note 2	542,501
Shareholder servicing fees—Note 2	66,309
Accounting fees—Note 2	50,077
Distribution fees—Note 2	212,162
Transfer agency fees—Note 2	127,172
Registration fees	60,860
Postage and mailing expenses	18,606
Custodian fees and expenses—Note 2	6,388
Printing expenses	52,645
Legal and audit fees	27,058
Directors' fees and expenses—Note 2	16,360
Other expenses	33,315
Total Expenses	1,213,453
Earnings Credits	(5,516)
Reimbursed/Waived Expenses	(3,731)
Expense Offset to Broker Commissions	(13,318)
Net Expenses	1,190,888
Net Investment Income	929,198

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:	
Security Transactions	10,634,687
Foreign Currency Transactions	13,237
Net Realized Gain	10,647,924
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(9,571,705)
Net Realized and Unrealized Gain	1,076,219
Net Increase in Net Assets Resulting from Operations	$ 2,005,417

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 929,198	$ 1,165,048
Net Realized Gain on Security and Foreign Currency Transactions	10,647,924	8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(9,571,705)	(2,078,931)
Net Increase in Net Assets Resulting from Operations	2,005,417	7,925,086
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(16,241)	(16,533)
Class B	(1,226)	(4,861)
Class C	(165)	(659)
Class F	(925,766)	(1,146,498)
Class R	(776)	(763)
Class T	(240)	(243)
Net Decrease from Dividends and Distributions	(944,414)	(1,169,557)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	52,147	(2,547)
Class B	(587,816)	(135,764)
Class C	(77,456)	(49,827)
Class F	(21,792,363)	(36,636,581)
Class R	(5,724)	(16,844)
Class T	(856)	(3,452)
Net Decrease from Capital Share Transactions	(22,412,068)	(36,845,015)
Net Decrease in Net Assets	(21,351,065)	(30,089,486)
Net Assets		
Beginning of Year	$ 93,366,358	$ 123,455,844
End of Year	$ 72,015,293	$ 93,366,358
Undistributed (Accumulated) Net Investment Income (Loss)	$ 670,753	$ (31,472)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.45	$7.88	$6.68	$8.18	$9.24
Income from investment operations:					
Net investment income	0.08	0.08	0.05	0.05	0.06
Net realized and unrealized gains					
(losses) on securities	0.13	0.57	1.20	(1.51)	(1.03)
Total from investment operations	0.21	0.65	1.25	(1.46)	(0.97)
Less dividends and distributions:					
From net investment income	(0.08)	(0.08)	(0.05)	(0.04)	(0.09)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.08)	(0.08)	(0.05)	(0.04)	(0.09)
Net Asset Value, end of year	$8.58	$8.45	$7.88	$6.68	$8.18
Total Return[a]	2.51%	8.31%	18.81%	(17.85%)	(10.46%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,760	$1,682	$1,572	$1,243	$1,227
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.69%	1.49%	1.83%	1.89%	1.87%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.66%	1.48%	1.83%	1.89%	1.87%
Net investment income	0.90%	0.96%	0.63%	0.56%	0.51%
Portfolio turnover rate[c]	181%	134%	108%	122%	111%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.37	$7.80	$6.63	$8.11	$9.18
Income from investment operations:					
Net investment income (loss)	0.01[a]	0.01	0.01	(0.01)	0.01
Net realized and unrealized gains					
(losses) on securities	0.13	0.58	1.17	(1.47)	(1.03)
Total from investment operations	0.14	0.59	1.18	(1.48)	(1.02)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	(0.01)	0.00[b]	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.01)	(0.02)	(0.01)	0.00	(0.05)
Net Asset Value, end of year	$8.50	$8.37	$7.80	$6.63	$8.11
Total Return[c]	1.66%	7.63%	17.76%	(18.21%)	(11.13%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,053	$1,625	$1,647	$1,181	$1,484
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	2.47%	2.21%	2.53%	2.54%	2.50%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.45%	2.21%	2.53%	2.54%	2.49%
Net investment income (loss)	0.08%	0.23%	(0.08%)	(0.10%)	(0.13%)
Portfolio turnover rate[e]	181%	134%	108%	122%	111%

a. *Computed using average shares outstanding throughout the year.*
b. *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.24	$7.69	$6.54	$8.04	$9.17
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01[a]	(0.01)	(0.17)	(0.05)
Net realized and unrealized gains (losses) on securities	0.13	0.56	1.16	(1.33)	(1.03)
Total from investment operations	0.13	0.57	1.15	(1.50)	(1.08)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00[c]	0.00	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.01)	(0.02)	0.00	0.00	(0.05)
Net Asset Value, end of year	$8.36	$8.24	$7.69	$6.54	$8.04
Total Return[d]	1.54%	7.42%	17.59%	(18.66%)	(11.80%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$189	$264	$295	$248	$496
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.54%	2.35%	2.69%	3.48%	3.96%
Expenses with reimbursements, earnings credits and brokerage offsets	2.51%	2.34%	2.69%	3.48%	3.96%
Net investment income (loss)	0.02%	0.08%	(0.17%)	(1.05%)	(1.64%)
Portfolio turnover rate[f]	181%	134%	108%	122%	111%

a. Computed using average shares outstanding throughout the year.
b. Net investment income for the year ended December 31, 2005 aggregated less than $0.01 on a per share basis.
c. Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
d. Sales charges are not reflected in the total return.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.54% (2005), 2.35% (2004), 2.69% (2003), 3.48% (2002), and 4.24% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

		Year ended December 31,			
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.46	$7.88	$6.69	$8.20	$9.22
Income from investment operations:					
Net investment income	0.09	0.08	0.06	0.07	0.10
Net realized and unrealized gains					
(losses) on securities	0.14	0.59	1.20	(1.50)	(1.02)
Total from investment operations	0.23	0.67	1.26	(1.43)	(0.92)
Less dividends and distributions:					
From net investment income	(0.10)	(0.09)	(0.07)	(0.08)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.10)	(0.09)	(0.07)	(0.08)	(0.10)
Net Asset Value, end of year	$8.59	$8.46	$7.88	$6.69	$8.20
Total Return	2.75%	8.58%	18.96%	(17.46%)	(9.94%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$68,926	$89,701	$119,835	$130,314	$297,068
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[a]	1.43%	1.34%	1.54%	1.43%	1.23%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.40%	1.33%	1.54%	1.42%	1.22%
Net investment income	1.14%	1.08%	0.93%	0.99%	1.20%
Portfolio turnover rate[b]	181%	134%	108%	122%	111%

a. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
b. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.43	$7.86	$6.68	$8.18	$9.22
Income from investment operations:					
Net investment income (loss)	0.11	0.09	0.16	(0.16)	0.09
Net realized and unrealized gains (losses) on securities	0.14	0.58	1.05	(1.34)	(1.02)
Total from investment operations	0.25	0.67	1.21	(1.50)	(0.93)
Less dividends and distributions:					
From net investment income	(0.12)	(0.10)	(0.03)	0.00	(0.11)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.10)	(0.03)	0.00	(0.11)
Net Asset Value, end of year	$8.56	$8.43	$7.86	$6.68	$8.18
Total Return	3.01%	8.63%	18.12%	(18.34%)	(10.09%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$54	$59	$72	$11	$14
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[a]	1.19%	1.21%	2.37%	4.24%	3.07%
Expenses with reimbursements, earnings credits and brokerage offsets	1.17%	1.21%	2.37%	4.24%	3.07%
Net investment income (loss)	1.38%	1.21%	0.01%	(1.77%)	(0.75%)
Portfolio turnover rate[b]	181%	134%	108%	122%	111%

a. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.36% (2005), 1.35% (2004), 2.62% (2003), 19.52% (2002), and 272.77% (2001).*

b. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.68	$8.09	$6.88	$8.17	$9.21
Income from investment operations:					
Net investment income (loss)	0.05	0.03	0.21	(0.37)	0.08
Net realized and unrealized gains					
(losses) on securities	0.14	0.62	1.00	(0.92)	(1.04)
Total from investment operations	0.19	0.65	1.21	(1.29)	(0.96)
Less dividends and distributions:					
From net investment income	(0.06)	(0.06)	0.00[a]	0.00	(0.08)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.06)	(0.06)	0.00	0.00	(0.08)
Net Asset Value, end of year	$8.81	$8.68	$8.09	$6.88	$8.17
Total Return[b]	2.21%	8.01%	17.65%	(15.79%)	(10.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$35	$35	$36	$13	$232
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	1.89%	1.77%	2.73%	2.60%	3.36%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.87%	1.77%	2.73%	2.59%	3.36%
Net investment income (loss)	0.69%	0.66%	(0.29%)	(0.31%)	(1.12%)
Portfolio turnover rate[d]	181%	134%	108%	122%	111%

a. *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*

b. *Sales charges are not reflected in the total return.*

c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.15% (2005), 2.02% (2004), 3.18% (2003), 14.63% (2002), and 18.37% (2001).*

d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Notes to Financial Statements
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) quarterly and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $58,080 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $16,747 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $13.09 to $13.88, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency

fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$5,823
Class B	$5,226
Class C	$1,065
Class R	$145
Class T	$191

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2005, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $57 and $103, respectively.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,073 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $97,975 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $200,291 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$4,215
Class B	$10,037	$3,346
Class C	$1,749	$583
Class T	$85	$85

During the year ended December 31, 2005, DSC retained $1,081 in sales commissions from the sales of Class A shares. DSC also retained $7,895 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $3,555, which reduced the amount paid to Mellon Bank to $2,833.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, deferred compensation, paydowns and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$717,441	$(717,441)	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$944,414	$1,169,557
Long-Term Capital Gain	$ 0	$ 0
	$944,414	$1,169,557

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of

December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $9,232,479. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2008	$63,264,790
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$184,113,620

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$704,506
Other Book/Tax Differences	$(33,754)
Federal Tax Cost	$70,200,046
Gross Tax Appreciation of Investments	$3,818,260
Gross Tax Depreciation of Investments	$(1,303,116)
Net Tax Appreciation	$2,515,144

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	57,061	$ 480,146	52,105	$ 413,025
Dividends or Distributions Reinvested	1,781	$ 15,071	1,969	$ 15,805
Redeemed	(52,764)	$ (443,070)	(54,549)	$ (431,377)
Net Increase (Decrease)	6,078	$ 52,147	(475)	$ (2,547)
Class B				
Sold	19,802	$ 163,928	53,204	$ 414,706
Dividends or Distributions Reinvested	109	$ 919	466	$ 3,759
Redeemed	(90,247)	$ (752,663)	(70,543)	$ (554,229)
Net Decrease	(70,336)	$ (587,816)	(16,873)	$ (135,764)
Class C				
Sold	536	$ 4,356	16,072	$ 124,317
Dividends or Distributions Reinvested	12	$ 99	59	$ 475
Redeemed	(10,020)	$ (81,911)	(22,428)	$ (174,619)
Net Decrease	(9,472)	$ (77,456)	(6,297)	$ (49,827)
Class F				
Sold	724,211	$ 6,098,334	1,100,066	$ 8,730,703
Dividends or Distributions Reinvested	106,167	$ 897,919	138,996	$ 1,116,482
Redeemed	(3,407,950)	$ (28,788,616)	(5,836,747)	$ (46,483,766)
Net Decrease	(2,577,572)	$ (21,792,363)	(4,597,685)	$ (36,636,581)
Class R				
Sold	288	$ 2,500	0	$ 0
Dividends or Distributions Reinvested	92	$ 776	94	$ 751
Redeemed	(1,074)	$ (9,000)	(2,224)	$ (17,595)
Net Decrease	(694)	$ (5,724)	(2,130)	$ (16,844)
Class T				
Sold	11	$ 100	4,985	$ 39,775
Dividends or Distributions Reinvested	15	$ 130	27	$ 223
Redeemed	(127)	$ (1,086)	(5,430)	$ (43,450)
Net Decrease	(101)	$ (856)	(418)	$ (3,452)

Notes to Financial Statements
December 31, 2005 *(continued)*

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $124,838,140 and $152,276,648, respectively. Purchases and sales of long-term U.S. government obligations were $10,762,757 and $10,071,278, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION

(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 32.05% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 55% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

Factors Considered in Renewing the Advisory Agreement

(unaudited) (continued)

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Balanced Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking sixth out of 15 Lipper-selected "peer funds," and in the third quintile of its Lipper balanced fund performance universe, ranking 229th of 569 funds. These relative performance results were similar to the Fund's relative performance results in 2003, both of which represented an improvement in the Fund's relative performance from the previous few years. The directors deemed these relative performance results to be acceptable, but stressed the importance to Founders of the need to continue to seek to improve the Fund's performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

---

[1] *Past performance does not guarantee future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Balanced Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than ten of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 69th lowest of 139 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Balanced Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-BAL-05

Dreyfus Founders Discovery Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with co-portfolio managers Bradley C. Orr, CFA, left; and James (J.D.) Padgett, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Ending the Year Positive

Following the strong advances registered by the domestic equity markets during the fourth quarter of 2004, 2005 started on a far less positive note. Equity markets declined broadly in the first quarter due to a persistent rise in oil prices and the continuing efforts of the Federal Reserve to remain vigilant in fighting potential inflationary pressures. The markets partially recovered during the second quarter, as economic growth remained relatively strong, evidenced by a robust gross domestic product (GDP). The third quarter closely mirrored the second. Crude oil prices continued their ascent to historic levels, driven equally by supply concerns and strong demand. In addition, the market continued to dismiss the tightening campaign of the Federal Reserve, and GDP remained solid. A modest rally hit in the fourth quarter of the period; investors perhaps began to anticipate an end to the interest rate tightening campaign by the Federal Reserve in early 2006, and economic indicators, in general, remained positive.

"Our investment approach in managing the Fund remained consistent during the period, with no major changes in portfolio composition occurring."

After declining roughly 7% from the end of the first quarter to a low point at the end of April, the small-cap equity market proved resilient through the remainder of the period. The Russell 2000 Growth Index moved up nearly 20% from the period's low through year-end, despite continued uncertainty over the economy due to high and rising commodity pressures, faltering consumer confidence, and the Federal Reserve's interest rate hikes.

For the 12-month period ended December 31, 2005, Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a 4.15% return for the same period.

Stock Selection Had a Negative Impact

Our investment approach in managing the Fund remained consistent during the period, with no major changes to portfolio composition. We continued to search company by company, analyzing fundamentals and speaking with management teams and industry experts in an attempt to pinpoint the best growth opportunities for the Fund. That being said, our efforts in selecting Fund holdings did not pay off as we would have liked. Weak stock picking was the main culprit in the Fund's relative underperformance for the 12-month period.

Energy Boosted Performance

For the period, the best performing sector in the Fund as well as the benchmark was the energy sector. Rising commodity prices and the resulting impact on the business of energy companies were the drivers for the dramatic outperformance in this sector. Strong stock selection helped the Fund's return with energy names **Grant Prideco, Inc.**, Patterson-UTI Energy, Inc., National Oilwell Varco, Inc., and Spinnaker Exploration Company among the top performers for the Fund in this sector and overall. Rising oil prices throughout the year led to increased demand for drilling rigs and related products and services, the industry in which Grant Prideco competes. The company turned revenue growth of roughly 37% into earnings growth of over 200%, exhibiting the pricing leverage that accompanied strong demand in this industry. Patterson-UTI Energy saw increasing demand for its land-drilling rigs and related services. Again, rising oil prices led to increased demand, therefore helping pricing and creating significant earnings leverage. National Oilwell Varco was another beneficiary of a very strong energy market. In addition, the company made a very accretive acquisition during the period, following which the market capitalization exceeded $8 billion, taking it out of the small-cap category and causing the Fund to gradually exit the

Sectors Benefiting the Fund
Energy
Industrials
Consumer Staples

position. In addition to exhibiting strong fundamentals throughout the year, oil and gas exploration and production company Spinnaker was acquired by Norsk Hydro ASA in the fourth quarter of the period. Overall, at the end of the period the outlook for the oil services environment continued to be very robust as supply concerns, both short- and long-term, continued and very strong global demand had yet to be tempered by the high commodity price.

Industrials and Consumer Staples Lifted Fund Performance

Relative performance was also aided by a positive selection of industrials stocks, and to a lesser extent, consumer staples stocks. Industrials holding **Hughes Supply, Inc.**, a wholesale industrial and construction supply distributor, exhibited strong outperformance due to both solid business fundamentals and an announcement that the company's board of directors was reviewing strategic alternatives, as it did not feel that the company's valuation in the market was representative. It has been long speculated that Home Depot, Inc. was interested in acquiring the company, and that this was the driver for the board taking action. Home Depot announced its intent to acquire Hughes Supply in early January of 2006.

Largest Equity Holdings (ticker symbol)

1.	**WMS Industries, Inc.** (WMS)	**3.20%**
2.	**Affiliated Managers Group, Inc.** (AMG)	**2.72%**
3.	**Quicksilver Resources, Inc.** (KWK)	**2.44%**
4.	**Epicor Software Corporation** (EPIC)	**2.43%**
5.	**Guitar Center, Inc.** (GTRC)	**2.37%**
6.	**Aeroflex, Inc.** (ARXX)	**2.36%**
7.	**Digitas, Inc.** (DTAS)	**2.36%**
8.	**MGI Pharma, Inc.** (MOGN)	**2.13%**
9.	**Kronos, Inc.** (KRON)	**2.13%**
10.	**Hughes Supply, Inc.** (HUG)	**2.11%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(6.38%)	(4.88%)	—	(5.44%)
Without sales charge	(0.66%)	(3.75%)	—	(4.50%)
B Shares (12/31/99)				
With redemption*	(5.57%)	(5.02%)	—	(5.51%)
Without redemption	(1.63%)	(4.64%)	—	(5.36%)
C Shares (12/31/99)				
With redemption**	(2.54%)	(4.62%)	—	(5.34%)
Without redemption	(1.56%)	(4.62%)	—	(5.34%)
F Shares (12/29/89)	(0.66%)	(3.76%)	8.61%	12.40%
R Shares (12/31/99)	(0.38%)	(3.48%)	—	(4.24%)
T Shares (12/31/99)				
With sales charge (4.50%)	(5.42%)	(5.06%)	—	(5.63%)
Without sales charge	(0.96%)	(4.19%)	—	(4.91%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Select Healthcare Names Performed Strongly

Although the Fund's position in the healthcare sector produced a minimal effect overall on the Fund's relative return, select issues in this sector were among the top-performing holdings for the period. Biotechnology company **Alkermes, Inc.** benefited during the period from increasing sales of Risperdal Consta®, a drug manufactured and sold by Johnson & Johnson, which licenses technology from Alkermes. More importantly, the company gained a conditional approval from the Food and Drug Administration on an important new drug, VIVITROL™, which addresses the $40 billion alcohol-dependency market. Endo Pharmaceuticals Holdings, Inc., a branded and generic drug manufacturer specializing in the pain-treatment market, was on the favorable side of a court ruling allowing the company to begin selling into a previously patent-protected market for Oxycontin, which is a roughly $2 billion market. The ruling increased the company's estimated earnings for 2005 over 50%, and the stock rose 30%.



Portfolio Composition of Net Assets

23.22% Information Technology
21.99% Healthcare
16.30% Consumer Discretionary
15.15% Industrials
 7.86% Energy
 7.36% Financials
 1.72% Consumer Staples
 1.41% Materials
 1.08% Telecommunications Services
 3.91% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

IT and Consumer Discretionary Hurt Return

Although the Fund's underweight position in the poor-performing information technology (IT) sector did prove beneficial, poor stock selection more than offset this contribution. High valuations and stock-specific issues drove the underperformance in this sector. Manufacturer of video, voice and data teleconferencing solutions, Polycom, Inc., missed fourth quarter 2004 and first quarter 2005 expectations, reducing forward expectations both times. The concern over increased competition continued to weigh on this stock. Although the stock's valuation was attractive, we believed that the company's numbers continued to be at risk, as competitive issues continued; therefore, the Fund exited its position in Polycom during the period.

Sectors Detracting From the Fund

Information Technology
Consumer Discretionary
Financials

Weak stock picking and a substantial overweight relative position in the consumer discretionary sector also weighed heavily on the Fund's performance for the period as declining consumer sentiment in the third quarter led to earnings disappointments from companies in various industries within the sector. Tempur-Pedic International, Inc., a visco-elastic foam-bedding manufacturer, missed revenue and earnings expectations in the second and third quarters and reduced guidance. Despite a low valuation, the Fund exited its position in the stock during the period, as we believed that the earnings expectations the company was supporting were too high. PETCO Animal Supplies, Inc., after a period of 60 consecutive quarters of same-store sales growth exceeding 4%, encountered problems with its merchandising efforts as well as intensifying competition. In addition, a more difficult consumer-spending environment in the second half of the period proved problematic for sales. As sales and earnings growth results and forward estimates came in lower than expected, the valuation of the stock came down and the stock sold off accordingly. The Fund no longer owned PETCO at the end of the period, as we believed problems remained. Despite **WMS Industries, Inc.**'s strong earnings performance, the slot-machine manufacturer's stock sold off during the period due to a revenue shift from the second quarter into the third quarter, as customers consolidated and orders were delayed. In addition, the company's third quarter results were somewhat lower than investors expected. Compounding the weakness in the stock has been a general lack of interest in the gaming industry among investors, as most competitors are not seeing the robust business that WMS has seen. The stock remained one of the Fund's largest positions at the end of the year, however, and we remained positive on the company's outlook.

Financials Weighed on Performance
Fund holdings in the financials sector also suffered from sub-par performance. Among the weakest financials holdings was First Marblehead Corporation, provider of loans to the private education market. The stock's weakness was driven by continued negative sentiment surrounding its competitive environment, but more importantly, the announcement of the sudden resignation of the CEO following alleged improper dealings with a customer. In addition, an important customer announced that it would, in addition to continuing its strategic relationship with First Marblehead, compete directly with the company in underwriting loans, calling First Marblehead's value proposition into question. Although we believed this would prove to be far less impactful than the market had priced into the stock, the Fund sold its position in the company, as we believed it could take years for the education loans to "season" and provide evidence either way.

Other Underperforming Stocks
There were other notable individual issues that weighed on the Fund's overall relative performance across a variety of sectors, including those in which the Fund outperformed its benchmark. For example, industrials holding Trex Company, Inc. experienced softer demand in the first half of the year, but more harmful to expectations and stock performance were the company's inventory issues within its distribution network. Our concern was that there may be more inventory de-stocking to come, and that demand trends may continue to fade. Therefore, the Fund sold its position in this stock during the period.

Healthcare holding **MGI Pharma, Inc.**, an oncology-focused drug developer, saw sales of its main product, Aloxi®, which addresses the chemo-induced nausea and vomiting (CINV) market, fall slightly below investor expectations in both the third and fourth quarters, although the outlook continued to be strong. In addition, the approval of a new key drug, Dacogen™, was delayed. The Fund continued to hold a large position in MGI Pharma at the end of the period, as we believed that Aloxi sales would continue to be strong, and that Dacogen would gain approval. In addition, MGI Pharma's new drug pipeline remained robust, and the valuation of the stock was attractive.

In Conclusion

We remain cautious on the outlook for the equity markets and the economy in general; the mixed economic data warrants continual monitoring.

Our strategy for the Fund as we enter 2006 remains consistent. We will continue to utilize our bottom-up process to seek to identify high-quality companies we believe are capable of posting strong future earnings growth and that are valued attractively.



Bradley C. Orr, CFA   James (J.D.) Padgett, CFA
Co-Portfolio Manager   Co-Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,011.34	$7.35
Class A Hypothetical	1,000.00	1,017.80	7.40
Class B Actual	1,000.00	1,008.72	12.20
Class B Hypothetical	1,000.00	1,012.90	12.30
Class C Actual	1,000.00	1,008.87	11.80
Class C Hypothetical	1,000.00	1,013.31	11.89
Class F Actual	1,000.00	1,011.19	7.45
Class F Hypothetical	1,000.00	1,017.70	7.50
Class R Actual	1,000.00	1,012.04	5.98
Class R Hypothetical	1,000.00	1,019.18	6.02
Class T Actual	1,000.00	1,010.49	8.87
Class T Hypothetical	1,000.00	1,016.27	8.93

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.45%
Class B	2.41%
Class C	2.33%
Class F	1.47%
Class R	1.18%
Class T	1.75%

STATEMENT OF INVESTMENTS

December 31, 2005

Shares		Market Value
Common Stocks (Domestic)—92.8%		
Air Freight & Logistics—1.3%		
159,872	Hub Group, Inc. Class A*	$ 5,651,473
Airlines—0.7%		
203,362	JetBlue Airways Corporation*	3,127,708
Apparel Retail—1.7%		
286,325	Pacific Sunwear of California, Inc.*	7,135,219
Application Software—5.9%		
730,136	Epicor Software Corporation*	10,316,822
215,800	Kronos, Inc.*	9,033,388
281,236	Witness Systems, Inc.*	5,531,912
		24,882,122
Asset Management & Custody Banks—2.7%		
143,775	Affiliated Managers Group, Inc.*	11,537,943
Biotechnology—1.0%		
222,396	Alkermes, Inc.*	4,252,212
Building Products—1.8%		
191,950	NCI Building Systems Systems, Inc.*	8,154,036
Casinos & Gaming—3.2%		
540,850	WMS Industries, Inc.*	13,569,927
Communications Equipment—1.4%		
414,506	Redback Networks, Inc.*	5,827,954
Construction & Engineering—3.6%		
240,150	Foster Wheeler Limited*	8,832,717
274,876	Perini Corporation*	6,638,255
		15,470,972
Construction, Farm Machinery & Heavy Trucks—0.7%		
55,900	Bucyrus International, Inc. Class A	2,945,930
Diversified Metals & Mining—0.5%		
111,950	Alpha Natural Resources, Inc.*	2,150,559
Electronic Equipment Manufacturers—2.4%		
929,640	Aeroflex, Inc.*	9,993,630
Electronic Manufacturing Services—0.9%		
173,250	Plexus Corporation*	3,939,705
Food Distributors—1.7%		
181,500	Central European Distribution Corporation*	7,285,410
Gold—0.9%		
139,475	Glamis Gold Limited*	3,832,773
Healthcare Distributors—0.2%		
42,329	PSS World Medical, Inc.	628,162

Shares		Market Value

Healthcare Equipment—9.0%
202,200	ArthroCare Corporation*	$ 8,520,708
543,197	ev3, Inc.*	8,006,724
612,764	I-Flow Corporation*	8,958,610
195,520	Integra LifeSciences Holdings*	6,933,139
138,524	Kyphon, Inc.*	5,655,935
		38,075,116

Healthcare Facilities—2.7%
107,925	LCA - Vision Inc.	5,127,517
200,496	United Surgical Partners International, Inc.*	6,445,946
		11,573,463

Healthcare Services—1.0%
| 300,650 | Option Care, Inc. | 4,016,684 |

Healthcare Supplies—1.8%
| 154,275 | Gen-Probe, Inc.* | 7,527,077 |

Homebuilding—0.8%
| 145,825 | Levitt Corporation Class A | 3,316,061 |

Homefurnishing Retail—1.8%
| 360,124 | Aaron Rents, Inc. | 7,591,414 |

Hotels, Resorts & Cruise Lines—1.9%
| 188,815 | Gaylord Entertainment Company* | 8,230,446 |

Human Resource & Employment Services—1.3%
| 218,275 | Resources Connection, Inc.* | 5,688,247 |

Internet Software & Services—6.8%
287,068	Digital River, Inc.*	8,537,402
797,627	Digitas, Inc.*	9,986,290
429,300	EarthLink Network, Inc.*	4,769,523
310,429	Openwave Systems, Inc.*	5,423,195
		28,716,410

Leisure Facilities—1.3%
| 146,200 | Life Time Fitness, Inc.* | 5,568,758 |

Life & Health Insurance—1.4%
| 461,093 | American Equity Investment Life Holding Company | 6,017,264 |

Managed Healthcare—3.1%
466,205	Aveta, Inc. 144A*+#	6,293,768
266,900	Centene Corporation*	7,016,801
		13,310,569

Multi-Line Insurance—1.5%
| 209,612 | HCC Insurance Holdings, Inc. | 6,221,284 |

Oil & Gas Equipment & Services—3.4%
192,800	Grant Prideco, Inc.*	8,506,336
275,325	Superior Energy Services, Inc.*	5,795,591
		14,301,927

See notes to statement of investments.

Shares		Market Value
Oil & Gas Exploration & Production—4.5%		
507,975	KFx, Inc.*	$ 8,691,452
246,050	Quicksilver Resources, Inc.*	10,336,561
		19,028,013
Pharmaceuticals—3.3%		
527,525	MGI Pharma, Inc.*	9,052,329
272,506	Salix Pharmaceuticals Limited*	4,790,655
		13,842,984
Restaurants—1.8%		
149,519	Red Robin Gourmet Burgers, Inc.*	7,619,488
Semiconductor Equipment—1.8%		
799,905	Entegris, Inc.*	7,535,105
Semiconductors—4.2%		
186,175	Microsemi Corporation*	5,149,601
951,300	RF Micro Devices, Inc.*	5,146,533
407,700	Trident Microsystems, Inc.*	7,338,600
		17,634,734
Specialty Stores—2.4%		
200,600	Guitar Center, Inc.*	10,032,006
Thrifts & Mortgage Finance—1.8%		
510,075	NewAlliance Bancshares, Inc.	7,416,491
Trading Companies & Distributors—2.1%		
250,079	Hughes Supply, Inc.	8,965,332
Trucking—1.4%		
222,487	Old Dominion Freight Line, Inc.*	6,002,699
Wireless Telecommunication Services—1.1%		
526,575	InPhonic, Inc.*	4,575,937
Total Common Stocks (Domestic) **(Cost—$371,906,299)**		393,193,244
Common Stocks (Foreign)—3.3%		
Hotels, Resorts & Cruise Lines—1.4%		
88,000	Kerzner International Limited (BA)*	6,050,000
Marine—1.9%		
315,600	Diana Shipping, Inc. (GR)	4,058,616
342,468	Dryships, Inc. (GR)	4,184,925
		8,243,541
Total Common Stocks (Foreign) **(Cost—$17,501,479)**		14,293,541

Principal Amount	Amortized Cost

Corporate Short-Term Notes—1.0%

Special Purpose Entity—1.0%

$4,200,000	CAFCO LLC 4.12% 1/3/06~	$ 4,199,039

Total Corporate Short-Term Notes (Amortized Cost—$4,199,039) — 4,199,039

Total Investments—97.1% (Total Cost—$393,606,817) — 411,685,824

Other Assets and Liabilities—2.9% — 12,350,006

Net Assets—100.0% — $424,035,830

Notes to Statement of Investments

*   *Non-income producing.*

+   *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $6,293,768, or 1.5%, of the Fund's net assets as of December 31, 2005.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,199,039, or 1.0%, of the Fund's net assets as of December 31, 2005.*

\#   *Fair Valued Security.*

    BA - Bahama Islands

    GR - Greece

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$	393,606,817
Investment securities, at market		411,685,824
Cash		479,931
Receivables:		
Investment securities sold		14,200,533
Capital shares sold		426,051
Dividends and interest		15,721
Other assets		68,203
Total Assets		426,876,263

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	818,146
Capital shares redeemed	1,117,872
Advisory fees	345,044
Shareholder servicing fees	35,685
Accounting fees	22,693
Distribution fees	106,447
Transfer agency fees	41,214
Custodian fees	2,331
Directors' deferred compensation	68,203
Other	282,798
Total Liabilities	2,840,433
Net Assets	$ 424,035,830

Composition of Net Assets

Capital (par value and paid-in surplus)	$	691,273,464
Accumulated net investment loss		(132,136)
Accumulated net realized loss from security transactions		(285,184,505)
Net unrealized appreciation on investments		18,079,007
Total	$	424,035,830

Class A

Net Assets	$	45,092,023
Shares Outstanding		1,575,235
Net Asset Value, Redemption Price Per Share	$	28.63
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	30.38

Class B

Net Assets	$	13,964,166
Shares Outstanding		515,250
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	27.10

Class C

Net Assets	$	4,390,568
Shares Outstanding		161,747
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	27.14

Class F

Net Assets	$	351,087,239
Shares Outstanding		12,285,296
Net Asset Value, Offering and Redemption Price Per Share	$	28.58

Class R

Net Assets	$	8,314,623
Shares Outstanding		285,655
Net Asset Value, Offering and Redemption Price Per Share	$	29.11

Class T

Net Assets	$	1,187,211
Shares Outstanding		42,534
Net Asset Value, Redemption Price Per Share	$	27.91
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	29.23

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	1,629,902
Interest		441,216
Total Investment Income		2,071,118

Expenses

Advisory fees—Note 2	4,965,602
Shareholder servicing fees—Note 2	464,012
Accounting fees—Note 2	325,807
Distribution fees—Note 2	1,086,090
Transfer agency fees—Note 2	611,549
Registration fees	52,910
Postage and mailing expenses	117,845
Custodian fees and expenses—Note 2	28,055
Printing expenses	142,400
Legal and audit fees	218,006
Directors' fees and expenses—Note 2	112,680
Other expenses	219,087
Total Expenses	8,344,043
Earnings Credits	(28,055)
Reimbursed/Waived Expenses	(16,736)
Expense Offset to Broker Commissions	(19,084)
Net Expenses	8,280,168
Net Investment Loss	(6,209,050)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		104,859,627
Net Change in Unrealized Appreciation/Depreciation of Investments		(110,156,860)
Net Realized and Unrealized Loss		(5,297,233)
Net Decrease in Net Assets Resulting from Operations	$	(11,506,283)

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (6,209,050)	$ (8,291,203)
Net Realized Gain on Security Transactions	104,859,627	74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments	(110,156,860)	5,007,548
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,506,283)	71,314,086
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(19,962,138)	(20,072,155)
Class B	(4,382,098)	(3,926,079)
Class C	(2,118,101)	(2,295,210)
Class F	(190,412,627)	(143,830,150)
Class R	(62,960,862)	25,138
Class T	(434,663)	(302,253)
Net Decrease from Capital Share Transactions	(280,270,489)	(170,400,709)
Net Decrease in Net Assets	(291,776,772)	(99,086,623)
Net Assets		
Beginning of Year	$ 715,812,602	$ 814,899,225
End of Year	$ 424,035,830	$ 715,812,602
Accumulated Net Investment Loss	$ (132,136)	$ (125,444)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$28.82	$26.04	$19.09	$28.50	$34.79
Income from investment operations:					
Net investment loss	(.28)[a]	(0.64)	(0.36)	(0.31)	(0.17)
Net realized and unrealized gains (losses) on securities	0.09	3.42	7.31	(9.10)	(6.02)
Total from investment operations	(0.19)	2.78	6.95	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$28.63	$28.82	$26.04	$19.09	$28.50
Total Return[b]	(0.66%)	10.68%	36.41%	(33.02%)	(17.78%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$45,092	$65,763	$79,630	$67,184	$117,773
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.47%	1.38%	1.50%	1.35%	1.19%
Expenses with reimbursements, earnings credits and brokerage offsets	1.45%	1.37%	1.50%	1.35%	1.18%
Net investment loss	(1.09%)	(1.11%)	(1.25%)	(1.08%)	(0.58%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$27.55	$25.12	$18.60	$28.03	$34.49
Income from investment operations:					
Net investment loss	(0.54)[a]	(1.07)	(0.81)	(0.69)	(0.45)
Net realized and unrealized gains (losses) on securities	0.09	3.50	7.33	(8.74)	(5.91)
Total from investment operations	(0.45)	2.43	6.52	(9.43)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.10	$27.55	$25.12	$18.60	$28.03
Total Return[b]	(1.63%)	9.67%	35.05%	(33.64%)	(18.43%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$13,964	$18,795	$21,009	$18,804	$35,845
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.44%	2.30%	2.56%	2.26%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.43%	2.29%	2.56%	2.26%	1.96%
Net investment loss	(2.06%)	(2.03%)	(2.31%)	(1.98%)	(1.35%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$27.57	$25.14	$18.60	$28.05	$34.51
Income from investment operations:					
Net investment loss	(0.50)[a]	(1.53)	(0.94)	(0.86)	(0.48)
Net realized and unrealized gains					
(losses) on securities	0.07	3.96	7.48	(8.59)	(5.88)
Total from investment operations	(0.43)	2.43	6.54	(9.45)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.14	$27.57	$25.14	$18.60	$28.05
Total Return[b]	(1.56%)	9.67%	35.16%	(33.69%)	(18.42%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$4,391	$6,668	$8,352	$7,794	$17,031
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.36%	2.28%	2.52%	2.27%	1.98%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.35%	2.27%	2.52%	2.26%	1.96%
Net investment loss	(1.98%)	(2.01%)	(2.28%)	(1.99%)	(1.36%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$28.77	$25.98	$19.04	$28.45	$34.74
Income from investment operations:					
Net investment loss	(0.30)[a]	(0.69)	(0.35)	(0.36)	(0.20)
Net realized and unrealized gains (losses) on securities	0.11	3.48	7.29	(9.05)	(5.99)
Total from investment operations	(0.19)	2.79	6.94	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$28.58	$28.77	$25.98	$19.04	$28.45
Total Return	(0.66%)	10.74%	36.45%	(33.08%)	(17.81%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$351,087	$550,622	$638,880	$498,970	$847,330
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.46%	1.35%	1.53%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.45%	1.34%	1.53%	1.40%	1.24%
Net investment loss	(1.09%)	(1.08%)	(1.29%)	(1.13%)	(0.64%)
Portfolio turnover rate[c]	160%	98%	130%	128%	110%

a. Computed using average shares outstanding throughout the year.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$29.22	$26.32	$19.23	$28.64	$34.87
Income from investment operations:					
Net investment loss	(0.24)[a]	(0.24)	(0.17)	(0.18)	(0.08)
Net realized and unrealized gains (losses) on securities	0.13	3.14	7.26	(9.23)	(6.05)
Total from investment operations	(0.11)	2.90	7.09	(9.41)	(6.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$29.11	$29.22	$26.32	$19.23	$28.64
Total Return	(0.38%)	11.02%	36.87%	(32.86%)	(17.57%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$8,315	$72,317	$65,240	$42,872	$61,163
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.18%	1.11%	1.21%	1.10%	0.95%
Expenses with reimbursements, earnings credits and brokerage offsets	1.17%	1.10%	1.21%	1.10%	0.94%
Net investment loss	(0.80%)	(0.83%)	(0.96%)	(0.82%)	(0.38%)
Portfolio turnover rate[c]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class T Shares
Per Share Operating Data

Net Asset Value, beginning of year	$28.18	$25.55	$18.79	$28.24	$34.69
Income from investment operations:					
Net investment loss	(0.38)[a]	(0.65)	(0.31)	(0.54)	(0.33)
Net realized and unrealized gains (losses) on securities	0.11	3.28	7.07	(8.91)	(6.02)
Total from investment operations	(0.27)	2.63	6.76	(9.45)	(6.35)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.91	$28.18	$25.55	$18.79	$28.24

Total Return[b]

	(0.96%)	10.29%	35.98%	(33.46%)	(18.30%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$1,187	$1,648	$1,788	$1,291	$2,341
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.77%	1.71%	1.91%	2.06%	1.83%
Expenses with reimbursements, earnings credits and brokerage offsets	1.76%	1.70%	1.90%	2.06%	1.82%
Net investment loss	(1.40%)	(1.44%)	(1.66%)	(1.79%)	(1.24%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date

of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $285,079 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $105,280 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$25,540
Class B	$42,807
Class C	$9,979
Class R	$15,723
Class T	$1,470

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

Notes to Financial Statements

December 31, 2005 *(continued)*

December 31, 2005, the Fund was charged $14,289 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $410,750 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $927,299 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$123,723
Class B	$117,233	$39,078
Class C	$38,139	$12,713
Class T	$3,419	$3,419

During the year ended December 31, 2005, DSC retained $199 and $3 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $44, $53,549 and $1,127 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $16,736 which reduced the amount paid to Mellon Bank to $11,319.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$6,202,358	$0	$(6,202,358)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $100,604,612. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$38,219,881
2010	$230,439,968
2011	$14,100,467
	$282,760,316

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Other Book/Tax Differences	$(132,136)
Federal Tax Cost	$396,031,006
Gross Tax Appreciation of Investments	$39,443,883
Gross Tax Depreciation of Investments	$(23,789,065)
Net Tax Appreciation	$15,654,818

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	608,634	$ 16,949,413	606,846	$ 16,285,433
Redeemed	(1,315,511)	$ (36,911,551)	(1,383,103)	$ (36,357,588)
Net Decrease	(706,877)	$ (19,962,138)	(776,257)	$ (20,072,155)
Class B				
Sold	6,784	$ 179,523	7,176	$ 180,419
Redeemed	(173,781)	$ (4,561,621)	(161,266)	$ (4,106,498)
Net Decrease	(166,997)	$ (4,382,098)	(154,090)	$ (3,926,079)
Class C				
Sold	7,954	$ 207,689	7,418	$ 188,358
Redeemed	(88,042)	$ (2,325,790)	(97,877)	$ (2,483,568)
Net Decrease	(80,088)	$ (2,118,101)	(90,459)	$ (2,295,210)
Class F				
Sold	1,487,909	$ 40,938,769	3,312,230	$ 88,403,785
Redeemed	(8,342,143)	$(231,351,396)	(8,760,046)	$(232,233,935)
Net Decrease	(6,854,234)	$(190,412,627)	(5,447,816)	$(143,830,150)
Class R				
Sold	348,073	$ 9,843,662	568,863	$ 15,239,651
Redeemed	(2,537,460)	$ (72,804,524)	(572,087)	$ (15,214,513)
Net Increase (Decrease)	(2,189,387)	$ (62,960,862)	(3,224)	$ 25,138
Class T				
Sold	8,141	$ 222,678	15,867	$ 408,647
Redeemed	(24,068)	$ (657,341)	(27,379)	$ (710,900)
Net Decrease	(15,927)	$ (434,663)	(11,512)	$ (302,253)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $882,940,874 and $1,186,955,496, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Discovery Fund's performance for the one-year period ended December 31, 2004 placed it in the third quintile of its Lipper performance group, with the Fund ranking eighth out of 15 Lipper-selected "peer funds," and in the third quintile of its Lipper small-cap growth fund performance universe, ranking 274th of 500 funds. The Fund's performance within its Lipper-selected group and universe had been in the fourth quintiles for the two- and three-year periods ended December 31, 2004. The Fund's performance relative to its Lipper-selected peer group and universe had, therefore, improved in the most recent calendar year from its average performance results over the past two and three calendar years. The directors deemed these relative performance results to be acceptable, but stressed the importance to Founders of the need to continue to seek to improve the Fund's performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Discovery Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than eight of the 15 funds in its group. The Fund's management fees were in the second best quintile of its Lipper expense universe, placing 58th lowest of 154 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

Factors Considered in Renewing the Advisory Agreement

(unaudited) (continued)

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

This page intentionally left blank.

Dreyfus Founders Discovery Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-DIS-05

Dreyfus Founders
Equity Growth Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Counterbalance

2005 was a year of robust economic and corporate profit growth. Employment levels improved, the housing market remained resilient, and consumer spending continued to advance at a steady pace. However, the year also saw the Federal Reserve raising the federal funds rate to end the period at 4.25%, and energy prices skyrocketed, reaching record highs.

The stock market oscillated slightly for most of the period. Fortunately, a fourth quarter rally enabled the market to finish the calendar year in positive territory.

Stock Selection Drove Performance

The Fund continued its pursuit of uncovering the best growth opportunities via stock-by-stock research, meetings with company management and internal analysis. Overall, this bottom-up stock picking approach benefited the Fund as strong stock selection produced a positive contribution to relative performance. Strong performers, particularly in the information technology (IT) sector, the transportation industry within the industrials sector, and the consumer staples sector,

"Our bottom-up stock picking approached benefited the Fund as strong stock selection produced a positive contribution to relative performance."

positively impacted the Fund's annual performance. However, this was not enough for the Dreyfus Founders Equity Growth Fund to outperform its benchmark, the Russell 1000 Growth Index, which returned 5.26% for the 12-month period ended December 31, 2005.

IT and Transportation Stocks Aided Fund Performance

Strong stock selection in the information technology sector buoyed the Fund's relative return for the period, with numerous stocks gaining double- and triple-digit price increases for the period. The popularity of **Apple Computer, Inc.**'s iPod digital music products and Macintosh computers propelled the company's stock. The iPod trend also pushed SanDisk, Inc.'s stock price up as demand grew for the company's NAND flash memory used in the iPod nano, as well as in music-enabled cell phones. Broadcom Corporation, a provider of wired and wireless broadband

> **Sectors Benefiting the Fund**
>
> Information Technology
> Industrials
> Consumer Staples

communications semiconductors, and **Autodesk, Inc.**, a supplier of advanced software including CAD/CAM drafting tools, both experienced strong demand for their respective products. Autodesk also saw better-than-expected revenue and earnings growth rates during the 12-month timeframe. **Adobe Systems, Inc.** also outperformed during the period.

The transportation industry within the industrials sector also rallied during the period as railroad and airline companies benefited from pricing power driven by controlled capacity growth and the ability to pass along higher fuel costs. Some of the top overall performing stocks in the Fund for the period included transportation stocks such as **AMR Corporation**, **US Airways Group, Inc.** and **Union Pacific Corporation**. Parent company of American Airlines, AMR experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and company cost controls. US Airways saw improved pricing due to its merger with America West Airlines, allowing for the reduction of costs.

Select Stocks Contributed Positively

During the period, there were a few standout performers, which positively contributed to the Fund's performance as well. **Procter & Gamble Company** acquired Gillette Company during the period for a significant premium, which boosted Gillette's return, and healthcare issue **Genentech, Inc.** showed solid revenue and earnings growth.

Healthcare, Energy and Telecom Detracted

The healthcare, energy and telecommunications services sectors were the largest drags on the Fund's relative return for the period, due to underweight relative positions in these strong-performing sectors paired with weak stock picking. Telecommunications services holding Avaya, Inc. hampered the Fund. A difficult integration of a German acquisition and volatile growth trends led to the company's poor performance. The Fund sold its position in this company, as we felt the monies may be better deployed in other investments.

Select Stocks Impeded Performance

Although the information technology sector had the greatest positive contribution to the Fund's relative performance of any sector, select IT stocks fell short of our expectations. Favorable demand and growth trends for **Maxim Integrated Products, Inc.**'s analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins.

Largest Equity Holdings (ticker symbol)	
1. **Microsoft Corporation** (MSFT)	**4.83%**
2. **Google, Inc. Class A** (GOOG)	**3.23%**
3. **General Electric Company** (GE)	**3.12%**
4. **Colgate-Palmolive Company** (CL)	**2.51%**
5. **Linear Technology Corporation** (LLTC)	**1.96%**
6. **Johnson & Johnson** (JNJ)	**1.95%**
7. **Time Warner, Inc.** (TWX)	**1.91%**
8. **Apple Computer, Inc.** (AAPL)	**1.85%**
9. **Wyeth** (WYE)	**1.85%**
10. **Comcast Corporation Special Class A** (CMCSK)	**1.80%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future annual reports, the Fund's performance will no longer be compared to the S&P 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(1.62%)	(3.48%)	—	(6.26%)
Without sales charge	4.46%	(2.33%)	—	(5.34%)
B Shares (12/31/99)				
With redemption*	(0.41%)	(3.15%)	—	(6.04%)
Without redemption	3.59%	(2.76%)	—	(5.89%)
C Shares (12/31/99)				
With redemption**	2.68%	(3.11%)	—	(6.15%)
Without redemption	3.68%	(3.11%)	—	(6.15%)
F Shares (7/5/38)	4.64%	(1.71%)	4.03%	N/A
R Shares (12/31/99)	4.78%	(2.07%)	—	(5.10%)
T Shares (12/31/99)				
With sales charge (4.50%)	(1.82%)	(4.00%)	—	(6.81%)
Without sales charge	2.75%	(3.10%)	—	(6.09%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes.

*   The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Symantec Corporation declined as a result of the acquisition of VERITAS Software Corporation, which was seen as dilutive to the company's revenue and earnings growth rates. This, combined with the fear that consumer demand for anti-virus software was waning, caused a drop in the company's stock price. Xilinx, Inc., a manufacturer of digital programmable logic devices (PLD), and International Business Machines Corporation also declined during the period.

Select consumer discretionary stocks did not fare well either. A slow ramp-up into its cable telephony offering, combined with sluggish trends in video services, resulted in **Comcast Corporation**'s stock declining during the period. Sluggish sales trends hit **Wal-Mart Stores, Inc.** as rising energy prices reduced the spending power of the company's main customer group. **Time Warner, Inc.**'s stock price also underperformed, dropping over ten percentage



Portfolio Composition of Net Assets

30.42%	Information Technology
19.07%	Consumer Discretionary
12.53%	Healthcare
9.60%	Industrials
9.22%	Financials
8.43%	Consumer Staples
1.60%	Telecommunications Services
1.58%	Materials
1.28%	Energy
4.43%	Other
1.84%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

points in value during the Fund's holding period. The Fund, however, retained a position in all three stocks at the end of the period, as we believed the companies' respective growth opportunities remained viable.

In Conclusion
We will watch the actions of the Federal Reserve and analyze the trends in corporate profit growth. We will continue to rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenues and earnings growth at attractive valuations.

John B. Jares

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,039.22	$6.84
Class A Hypothetical	1,000.00	1,018.42	6.79
Class B Actual	1,000.00	1,036.34	11.34
Class B Hypothetical	1,000.00	1,013.92	11.28
Class C Actual	1,000.00	1,037.11	10.12
Class C Hypothetical	1,000.00	1,015.15	10.06
Class F Actual	1,000.00	1,039.83	5.76
Class F Hypothetical	1,000.00	1,019.49	5.72
Class R Actual	1,000.00	1,039.62	5.50
Class R Hypothetical	1,000.00	1,019.74	5.46
Class T Actual	1,000.00	1,039.22	7.35
Class T Hypothetical	1,000.00	1,017.91	7.30

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.33%
Class B	2.21%
Class C	1.97%
Class F	1.12%
Class R	1.07%
Class T	1.43%

See notes to financial statements.

Statement of Investments

December 31, 2005

Shares		Market Value
Common Stocks (Domestic)—95.7%		
Airlines—2.2%		
147,025	AMR Corporation*	$ 3,268,366
44,575	US Airways Group, Inc.*	1,655,516
		4,923,882
Application Software—1.2%		
63,050	Autodesk, Inc.	2,707,998
Asset Management & Custody Banks—1.7%		
50,250	Northern Trust Corporation	2,603,955
20,150	State Street Corporation	1,117,116
		3,721,071
Automotive Retail—1.1%		
56,375	Advance Auto Parts, Inc.*	2,450,058
Biotechnology—3.8%		
21,350	Amgen, Inc.*	1,683,661
35,975	Genentech, Inc.*	3,327,688
15,475	Genzyme Corporation*	1,095,321
64,200	ImClone Systems, Inc.*	2,198,208
		8,304,878
Broadcasting & Cable TV—2.1%		
154,450	Comcast Corporation Special Class A*	3,967,821
21,150	XM Satellite Radio Holdings, Inc. Class A*	576,972
		4,544,793
Casinos & Gaming—0.9%		
17,375	Harrah's Entertainment, Inc.	1,238,664
25,100	International Game Technology	772,578
		2,011,242
Communications Equipment—1.2%		
31,788	Cisco Systems, Inc.*	544,211
90,875	Motorola, Inc.	2,052,866
		2,597,077
Computer & Electronics Retail—1.0%		
51,000	Best Buy Company, Inc.	2,217,480
Computer Hardware—2.9%		
56,850	Apple Computer, Inc.*	4,086,947
80,325	Hewlett-Packard Company	2,299,705
		6,386,652
Computer Storage & Peripherals—1.3%		
217,525	EMC Corporation*	2,962,691
Consumer Electronics—0.5%		
11,525	Harman International Industries, Inc.	1,127,721
Consumer Finance—1.3%		
53,175	SLM Corporation	2,929,411

Shares		Market Value
Data Processing & Outsourced Services—0.8%		
38,075	Automatic Data Processing, Inc.	$ 1,747,262
Department Stores—1.7%		
21,075	J.C. Penney Company, Inc.	1,171,770
39,125	Kohl's Corporation*	1,901,475
20,325	Nordstrom, Inc.	760,155
		3,833,400
Electrical Components & Equipment—1.5%		
42,975	Emerson Electric Company	3,210,233
Electronic Equipment Manufacturers—0.6%		
36,925	Agilent Technologies, Inc.*	1,229,233
Exchange Traded Funds—4.4%		
68,700	iShares Russell 1000 Growth Index Fund	3,507,135
73,075	Nasdaq 100 Index Tracking Stock	2,953,692
26,625	SPDR Trust Series 1	3,312,948
		9,773,775
General Merchandise Stores—1.6%		
96,375	Family Dollar Stores, Inc.	2,389,136
20,850	Target Corporation	1,146,125
		3,535,261
Healthcare Equipment—0.8%		
30,625	Medtronic, Inc.	1,763,081
Healthcare Services—0.6%		
24,950	Omnicare, Inc.	1,427,639
Healthcare Supplies—0.5%		
20,925	DENTSPLY International, Inc.	1,123,463
Home Entertainment Software—0.8%		
35,600	Electronic Arts, Inc.*	1,862,236
Home Improvement Retail—1.5%		
79,675	Home Depot, Inc.	3,225,244
Hotels, Resorts & Cruise Lines—0.8%		
31,925	Carnival Corporation	1,707,030
Household Products—5.5%		
48,250	Clorox Company	2,744,943
100,850	Colgate-Palmolive Company	5,531,623
67,171	Procter & Gamble Company	3,887,857
		12,164,423
Hypermarkets & Super Centers—0.5%		
23,925	Wal-Mart Stores, Inc.	1,119,690
Industrial Conglomerates—3.1%		
196,350	General Electric Company	6,882,068
Integrated Oil & Gas—0.3%		
10,950	ConocoPhillips	637,071

See notes to statement of investments.

Shares		Market Value
Integrated Telecommunication Services—1.6%		
20,175	Alltel Corporation	$ 1,273,043
96,200	Sprint Nextel Corporation	2,247,232
		3,520,275
Internet Software & Services—4.9%		
17,175	Google, Inc. Class A*	7,125,221
96,950	Yahoo!, Inc.*	3,798,501
		10,923,722
Investment Banking & Brokerage—2.8%		
202,350	Charles Schwab Corporation	2,968,475
16,675	Goldman Sachs Group, Inc.	2,129,564
18,075	Morgan Stanley	1,025,576
		6,123,615
IT Consulting & Other Services—1.8%		
136,500	Accenture Limited Class A	3,940,755
Leisure Facilities—1.8%		
87,709	Royal Caribbean Cruises Limited	3,952,168
Managed Healthcare—0.6%		
14,500	Aetna, Inc.	1,367,495
Movies & Entertainment—4.9%		
41,600	DreamWorks Animation SKG, Inc.*	1,021,696
63,725	Pixar, Inc.*	3,359,582
242,075	Time Warner, Inc.	4,221,788
68,474	Viacom, Inc. Class B	2,232,278
		10,835,344
Multi-Line Insurance—0.4%		
14,625	American International Group, Inc.	997,864
Oil & Gas Equipment & Services—1.0%		
22,575	Schlumberger Limited	2,193,161
Other Diversified Financial Services—1.1%		
59,250	JPMorgan Chase & Company	2,351,633
Packaged Foods & Meats—0.8%		
29,775	Hershey Foods Corporation	1,645,069
Personal Products—0.6%		
36,125	Estée Lauder Companies, Inc. Class A	1,209,465
Pharmaceuticals—6.2%		
30,075	Covance, Inc.*	1,460,141
15,750	Eli Lilly and Company	891,293
71,700	Johnson & Johnson	4,309,170
109,500	MGI Pharma, Inc.*	1,879,020
44,192	Pfizer, Inc.	1,030,557
88,475	Wyeth	4,076,043
		13,646,224
Property & Casualty Insurance—1.0%		
41,875	Allstate Corporation	2,264,181

Shares		Market Value
Railroads—1.7%		
47,250	Union Pacific Corporation	$ 3,804,098
Semiconductor Equipment—0.4%		
15,525	KLA-Tencor Corporation	765,848
Semiconductors—4.4%		
109,278	Intel Corporation	2,727,579
120,000	Linear Technology Corporation	4,328,400
74,525	Maxim Integrated Products, Inc.	2,700,786
		9,756,765
Soft Drinks—1.1%		
41,625	PepsiCo, Inc.	2,459,205
Specialty Chemicals—1.0%		
34,000	Sigma-Aldrich Corporation	2,151,860
Specialty Stores—1.2%		
20,450	Office Depot, Inc.*	642,130
51,600	Tiffany & Company	1,975,764
		2,617,894
Steel—0.6%		
19,850	Nucor Corporation	1,324,392
Systems Software—7.6%		
105,775	Adobe Systems, Inc.	3,909,444
407,541	Microsoft Corporation	10,657,197
66,000	Oracle Corporation*	805,860
75,300	Symantec Corporation*	1,317,750
		16,690,251
Thrifts & Mortgage Finance—0.9%		
47,600	The PMI Group, Inc.	1,954,932
Trading Companies & Distributors—1.1%		
32,975	W.W. Grainger, Inc.	2,344,523
Total Common Stocks (Domestic) **(Cost—$197,522,009)**		210,966,802
Common Stocks (Foreign)—2.5%		
Application Software—0.5%		
24,350	SAP AG Sponsored ADR (GE)	1,097,455
Semiconductor Equipment—1.2%		
135,400	ASM Lithography Holding NV NY Shares (NE)*	2,718,832
Semiconductors—0.8%		
101,900	ATI Technologies, Inc. (CA)*	1,731,280
Total Common Stocks (Foreign) **(Cost—$4,805,981)**		5,547,567

See notes to statement of investments.

Statement of Investments

December 31, 2005 *(continued)*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—3.0%		
Special Purpose Entity—3.0%		
$6,600,000	CAFCO LLC	
	4.12% 1/3/06~	$ 6,598,489
Total Corporate Short-Term Notes **(Amortized Cost—$6,598,489)**		6,598,489
Total Investments—101.2% **(Total Cost—$208,926,479)**		223,112,858
Other Assets and Liabilities—(1.2%)		(2,548,214)
Net Assets—100.0%		$220,564,644

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $6,598,489, or 3.0%, of the Fund's net assets as of December 31, 2005.*
    ADR - American Depositary Receipt
    SPDR - Standard and Poor's Depositary Receipt
    CA - Canada
    GE - Germany
    NE - Netherlands

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$	208,926,479
Investment securities, at market		223,112,858
Cash		239,080
Receivables:		
Investment securities sold		21,332,043
Capital shares sold		11,201
Dividends and interest		235,503
Other assets		15,478
Total Assets		244,946,163

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		23,931,852
Capital shares redeemed		178,756
Advisory fees		123,958
Shareholder servicing fees		21,272
Directors' deferred compensation		15,478
Accounting fees		11,442
Distribution fees		20,331
Transfer agency fees		8,255
Custodian fees		358
Other		69,817
Total Liabilities		24,381,519
Net Assets	$	220,564,644

Composition of Net Assets

Capital (par value and paid-in surplus)	$	288,692,356
Undistributed net investment income		159,962
Accumulated net realized loss from security transactions		(82,474,053)
Net unrealized appreciation on investments		14,186,379
Total	$	220,564,644

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	1,265,880
Shares Outstanding		249,868
Net Asset Value, Redemption Price Per Share	$	5.07
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	5.38

Class B

Net Assets	$	1,452,806
Shares Outstanding		295,826
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.91

Class C

Net Assets	$	2,011,596
Shares Outstanding		417,568
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.82

Class F

Net Assets	$	215,556,228
Shares Outstanding		41,624,774
Net Asset Value, Offering and Redemption Price Per Share	$	5.18

Class R

Net Assets	$	270,102
Shares Outstanding		52,682
Net Asset Value, Offering and Redemption Price Per Share	$	5.13

Class T

Net Assets	$	8,032
Shares Outstanding		1,657
Net Asset Value, Redemption Price Per Share	$	4.85
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	5.08

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2005

Investment Income

Dividends	$	2,356,966
Interest		376,652
Foreign taxes withheld		(680)
Total Investment Income		2,732,938

Expenses

Advisory fees—Note 2	1,448,888
Shareholder servicing fees—Note 2	254,387
Accounting fees—Note 2	133,743
Distribution fees—Note 2	197,310
Transfer agency fees—Note 2	132,523
Registration fees	58,460
Postage and mailing expenses	34,390
Custodian fees and expenses—Note 2	11,981
Printing expenses	76,010
Legal and audit fees	80,349
Directors' fees and expenses—Note 2	47,535
Other expenses	82,969
Total Expenses	2,558,545
Earnings Credits	(11,692)
Reimbursed/Waived Expenses	(7,536)
Expense Offset to Broker Commissions	(11,459)
Net Expenses	2,527,858
Net Investment Income	205,080

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		22,014,185
Net Change in Unrealized Appreciation/Depreciation of Investments		(12,580,203)
Net Realized and Unrealized Gain		9,433,982
Net Increase in Net Assets Resulting from Operations	$	9,639,062

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 205,080	$ 1,263,861
Net Realized Gain on Security Transactions	22,014,185	20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,580,203)	(2,549,571)
Net Increase in Net Assets Resulting from Operations	9,639,062	19,424,383
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(1,749)	(3,007)
Class C	(4,846)	0
Class F	(428,422)	(945,884)
Class R	(786)	(1,108)
Net Decrease from Dividends and Distributions	(435,803)	(949,999)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	28,615	174,433
Class B	(702,149)	237,470
Class C	1,342,518	173,366
Class F	(26,845,562)	(18,116,372)
Class R	11,896	29,755
Class T	(23,106)	0
Class T Payment by Service Provider	0	698
Net Decrease from Capital Share Transactions	(26,187,788)	(17,500,650)
Net Increase (Decrease) in Net Assets	(16,984,529)	973,734
Net Assets		
Beginning of Year	$ 237,549,173	$ 236,575,439
End of Year	$ 220,564,644	$ 237,549,173
Undistributed Net Investment Income	$ 159,962	$ 393,754

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.86	$4.49	$3.44	$4.66	$5.73
Income from investment operations:					
Net investment income (loss)	(0.00)[a]	0.02	0.03	(0.02)	(0.07)
Net realized and unrealized gains (losses) on securities	0.22	0.36	1.02	(1.20)	(1.00)
Total from investment operations	0.22	0.38	1.05	(1.22)	(1.07)
Less dividends and distributions:					
From net investment income	(0.01)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	(0.01)	0.00	0.00	0.00
Net Asset Value, end of year	$5.07	$4.86	$4.49	$3.44	$4.66
Total Return[c]	4.46%	8.54%	30.52%	(26.18%)	(18.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,266	$1,180	$935	$378	$442
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.35%	1.26%	1.49%	1.87%	2.98%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.25%	1.48%	1.87%	2.98%
Net investment income (loss)	(0.09%)	0.38%	(0.25%)	(0.67%)	(1.82%)
Portfolio turnover rate[e]	126%	115%	123%	152%	144%

a. *Net investment loss for the year ended December 31, 2005 aggregated less than $0.01 on a per share basis.*
b. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.74	$4.40	$3.40	$4.61	$5.65
Income from investment operations:					
Net investment loss	(0.04)[b]	(0.00)[a]	(0.01)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.21	0.34	1.01	(1.16)	(1.00)
Total from investment operations	0.17	0.34	1.00	(1.21)	(1.04)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[c]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.91	$4.74	$4.40	$3.40	$4.61
Total Return[d]	3.59%	7.73%	29.41%	(26.25%)	(18.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,453	$2,110	$1,709	$1,013	$1,599
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.19%	2.01%	2.30%	2.14%	2.20%
Expenses with reimbursements, earnings credits and brokerage offsets	2.18%	2.00%	2.30%	2.14%	2.19%
Net investment loss	(0.97%)	(0.34%)	(1.08%)	(0.95%)	(1.03%)
Portfolio turnover rate[f]	126%	115%	123%	152%	144%

a. *Net investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
d. *Sales charges are not reflected in the total return.*
e. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$4.66	$4.32	$3.34	$4.55	$5.66
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	0.04	0.04	(0.07)	(0.13)
Net realized and unrealized gains (losses) on securities	0.20	0.30	0.94	(1.14)	(0.98)
Total from investment operations	0.17	0.34	0.98	(1.21)	(1.11)
Less dividends and distributions:					
From net investment income	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.82	$4.66	$4.32	$3.34	$4.55
Total Return[c]	3.68%	7.87%	29.34%	(26.59%)	(19.58%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$2,012	$571	$357	$186	$270
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.98%	1.99%	2.29%	2.77%	3.17%
Expenses with reimbursements, earnings credits and brokerage offsets	1.96%	1.99%	2.28%	2.76%	3.16%
Net investment loss	(0.72%)	(0.24%)	(1.04%)	(1.55%)	(2.01%)
Portfolio turnover rate[e]	126%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the year.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.98% (2005), 1.99% (2004), 2.29% (2003), 3.02% (2002), and 3.56% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.96	$4.57	$3.50	$4.69	$5.69
Income from investment operations:					
Net investment income	0.00[a]	0.02	0.00[a]	0.00[a]	0.00[a]
Net realized and unrealized gains (losses) on securities	0.23	0.39	1.07	(1.19)	(1.00)
Total from investment operations	0.23	0.41	1.07	(1.19)	(1.00)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00[b]	0.00[b]	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	(0.02)	0.00	0.00	0.00
Net Asset Value, end of year	$5.18	$4.96	$4.57	$3.50	$4.69
Total Return	4.64%	8.97%	30.67%	(25.33%)	(17.55%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$215,556	$233,410	$233,333	$191,701	$288,752
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.13%	1.06%	1.13%	1.08%	1.14%
Expenses with reimbursements, earnings credits and brokerage offsets	1.12%	1.06%	1.13%	1.08%	1.14%
Net investment income	0.11%	0.56%	0.06%	0.11%	0.02%
Portfolio turnover rate[d]	126%	115%	123%	152%	144%

a. *Net investment income for the years ended December 31, 2005, 2003, 2002, and 2001 aggregated less than $0.01 on a per share basis.*
b. *Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class R Shares
Per Share Operating Data

Net Asset Value, beginning of year	$4.91	$4.53	$3.47	$4.74	$5.74
Income from investment operations:					
Net investment income (loss)	0.01	0.03	0.06	(0.08)	(0.01)
Net realized and unrealized gains					
(losses) on securities	0.22	0.37	1.00	(1.19)	(0.99)
Total from investment operations	0.23	0.40	1.06	(1.27)	(1.00)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[a]
Total distributions	(0.01)	(0.02)	0.00	0.00	0.00
Net Asset Value, end of year	$5.13	$4.91	$4.53	$3.47	$4.74
Total Return	4.78%	8.88%	30.55%	(26.79%)	(17.39%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$270	$247	$211	$57	$51
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.10%	1.00%	1.35%	2.95%	2.73%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.09%	1.00%	1.35%	2.95%	2.72%
Net investment income (loss)	0.15%	0.54%	(0.12%)	(1.78%)	(1.68%)
Portfolio turnover rate[c]	126%	115%	123%	152%	144%

a. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.10% (2005), 1.00% (2004), 1.35% (2003), 4.68% (2002), and 82.23% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.72	$4.38	$3.39	$4.60	$5.68
Income from investment operations:					
Net investment loss	(0.05)[a]	(0.01)	(0.23)	(0.30)	(0.09)
Net realized and unrealized gains					
(losses) on securities	0.18	0.25	1.22	(0.91)	(0.99)
Total from investment operations	0.13	0.24	0.99	(1.21)	(1.08)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Other:					
Payment by Service Provider	0.00	0.10[c]	0.00	0.00	0.00
Net Asset Value, end of year	$4.85	$4.72	$4.38	$3.39	$4.60
Total Return[d]	2.75%	7.76%	29.20%	(26.30%)	(18.99%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$8	$32	$30	$33	$127
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[e]	2.16%	1.90%	2.27%	2.47%	3.14%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.15%	1.90%	2.26%	2.46%	3.13%
Net investment loss	(0.98%)	(0.29%)	(1.11%)	(1.29%)	(1.96%)
Portfolio turnover rate[f]	126%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the year.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.
d. Sales charges are not reflected in the total return.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.59% (2005), 1.90% (2004), 2.27% (2003), 3.71% (2002), and 6.32% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Notes to Financial Statements

December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

***Security Valuations*—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

Notes to Financial Statements

December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $242,834 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $105,473 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$2,522
Class B	$5,100
Class C	$1,322
Class R	$518
Class T	$128

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class T share class of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2005, Class T was reimbursed $44, which reduced the amount paid to DTI to $84.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $5,449 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $17,460 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $172,072 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,123
Class B	$12,764	$4,255
Class C	$12,449	$4,150
Class T	$25	$25

During the year ended December 31, 2005, DSC retained $1,232 and $35 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,210 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $7,492, which reduced the amount paid to Mellon Bank to $4,489.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(3,069)	$3,069	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$435,803	$949,999
Long-Term Capital Gain	$ 0	$ 0
	$435,803	$949,999

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $20,044,046. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$29,494,922
2010	$50,083,635
	$79,578,557

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(555,661)
Undistributed Ordinary Income	$209,198
Other Book/Tax Differences	$(49,237)
Federal Tax Cost	$211,266,313
Gross Tax Appreciation of Investments	$16,901,507
Gross Tax Depreciation of Investments	$(5,054,962)
Net Tax Appreciation	$11,846,545

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	133,918	$ 645,347	167,335	$ 765,894
Dividends or Distributions Reinvested	258	$ 1,321	404	$ 1,961
Redeemed	(127,183)	$ (618,053)	(133,430)	$ (593,422)
Net Increase	6,993	$ 28,615	34,309	$ 174,433
Class B				
Sold	13,761	$ 63,612	215,457	$ 939,503
Redeemed	(162,888)	$ (765,761)	(159,027)	$ (702,033)
Net Increase (Decrease)	(149,127)	$ (702,149)	56,430	$ 237,470
Class C				
Sold	331,465	$ 1,510,039	63,935	$ 278,992
Dividends or Distributions Reinvested	275	$ 1,336	0	$ 0
Redeemed	(36,722)	$ (168,857)	(24,034)	$ (105,626)
Net Increase	295,018	$ 1,342,518	39,901	$ 173,366

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class F				
Sold	587,677	$ 2,884,040	1,109,016	$ 5,075,748
Dividends or Distributions Reinvested	71,482	$ 373,127	165,648	$ 819,960
Redeemed	(6,113,337)	$(30,102,729)	(5,197,897)	$(24,012,080)
Net Decrease	(5,454,178)	$(26,845,562)	(3,923,233)	$(18,116,372)
Class R				
Sold	4,796	$ 23,193	36,325	$ 170,596
Dividends or Distributions Reinvested	150	$ 778	223	$ 1,096
Redeemed	(2,559)	$ (12,075)	(32,838)	$ (141,937)
Net Increase	2,387	$ 11,896	3,710	$ 29,755
Class T				
Sold	1,538	$ 7,232	14	$ 65
Redeemed	(6,655)	$ (30,338)	(14)	$ (65)
Net Increase (Decrease)	(5,117)	$ (23,106)	0	$ 0

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $268,939,916 and $293,530,183, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 100% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Equity Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking fourth out of 15 Lipper-selected "peer funds," and in the second quintile of its Lipper large-cap growth fund performance universe, ranking 184th of 640 funds. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2004 had placed it in the first quintile, with the Fund having placed in the second quintile of its Lipper-selected group and in the first quintile of its Lipper-selected universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

---

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by
Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Equity Growth Fund's management fees ranked in the first (best) quintile of its Lipper competitive expense group, with the Fund's fees the second lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 13 of the 15 funds in its group. The Fund's management fees were in the second best quintile of its Lipper expense universe, placing 49th lowest of 171 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the

portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that

Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES

(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Equity Growth Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-EQG-05

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this financial report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Funds reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

*This report includes financial information for the Money Market Fund as of December 31, 2005, but does not include a discussion of that Fund's performance.

The views expressed in the Government Securities Fund management overview reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. The amounts of the Funds' holdings as of December 31, 2005 are included in the Statements of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

GOVERNMENT SECURITIES FUND MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager Margaret Danuser, regarding Fund performance for the 12-month period ended December 31, 2005.

High Oil Prices, Hurricanes and the Federal Funds Rate

In the first three quarters of 2005, increasingly higher oil prices, a strengthening dollar and higher short-term interest rates were held accountable for the perceived slowdown in the fixed-income markets, although the housing market provided a considerable offset to these factors, as well as stimulus to the economy. The third quarter was hit hard economically, with record crude oil prices, two devastating Gulf Coast hurricanes, and two Federal Reserve rate hikes, all of which significantly influenced the bond market. Rising energy prices sparked fears of inflation. Massive rebuilding plans financed through fiscal spending for the areas hit by the hurricanes were expected to boost growth; however, the concern over how this may affect the bond market became pervasive. The situation was somewhat tempered by the Federal Reserve's actions and statements demonstrating its determination to remain vigilant on inflation, and by the fact that it raised short-term rates by 50 basis points in the third quarter. The fourth quarter saw a bond market affected by a drop in oil prices, indicating less inflationary pressures, a slowing in housing market activity, and speculation that the Federal Reserve was nearing the end of its tightening cycle, although the federal funds rate was raised to 4.25% by the period's end, the eighth 25 basis point hike during 2005.

> *"The Fund held almost 30% of assets in Treasuries, which proved to be a positive shift in composition, as Treasuries performed strongly."*

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of public obligations of the U.S. Treasury with a remaining maturity of one year or more and publicly issued debt of U.S. Government agencies and quasi-federal corporations. The total return figures cited for this index do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class F Shares Inception Date	1 Year	5 Years	10 Years	Since Inception
3/1/88	1.35%	4.63%	4.92%	5.69%

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

Flattening Yield Curve
Throughout the 12-month period, a flattening yield curve, which indicates slowing economic growth, was the dominant theme in the bond market. The long end of the curve, which typically reacts to inflation expectations, rallied during most of the period in the belief that the Federal Reserve is anticipatory in its move to contain inflation. The yield curve's short end, which is usually more responsive to federal funds rate changes, saw yields move higher, causing an overall flattening. However, the yield curve actually inverted at the end of December, with 10-year yields dropping slightly below 2-year Treasury yields, as traders anticipated another federal funds rate hike in January 2006 and held expectations that higher rates would contain inflation. The bond market gained 2.65% as measured by the Lehman Brothers U.S. Government Composite Index for the 12-month period ended December 31, 2005, while the Dreyfus Founders Government Securities Fund underperformed, returning 1.35% for the same timeframe.

Longer Duration and Treasuries Aided Performance
The Fund's duration was lengthened slightly throughout the period, helping relative performance, as the longer-dated sectors gained more than the shorter-dated maturities for the 12-month period. The Fund used cash and reallocated the proceeds from some of its shorter-dated maturities to buy into the 5- to 10-year maturity range.



Portfolio Composition of Net Assets

53.20% Government Sponsored Enterprises
29.00% Treasuries
5.50% Domestic Mortgage
2.90% Foreign Government
3.50% Domestic Corporate
5.90% Cash

Government Sponsored Enterprises (GSEs) are not backed by the full faith and credit of the U.S. Government, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

A fairly high weighting in Treasuries for most of the year also benefited the Fund's relative performance. By the end of the second quarter, the Fund had invested 25.4% of assets in Treasuries. In the fourth quarter, the Fund held almost 30% of assets in Treasuries, which proved to be a positive shift in Fund composition, as Treasuries performed strongly for the period.

Underweight Position in Mortgages Hurt Return
The Fund's relative underweight position in mortgages hindered the Fund's performance, as mortgages were the second-best performing asset class behind Treasuries for the year. However, exposure to mortgage securities issued by Ginnie Mae in the latter half of the year helped the Fund, as these outperformed other mortgage bonds.

The Fund's heavy weighting in Agency securities also served to dampen performance, as Agencies lagged during the year due to widening spreads.

In Conclusion

The bond market faced some uncertainty with the retirement of Federal Reserve Chairman Alan Greenspan and the introduction of a new Chairman in the first quarter of 2006. Treasury borrowing needs are nearing record levels and are expected to continue to grow, leading many observers to wonder how much longer yields can stay low given the amount of issuance expected to flood the market in the first quarter.

At the end of the period, we continue to be cautious on the bond market, but believe we are nearing the end of the Federal Reserve's tightening cycle. We also believe a flattening of the yield curve will be maintained in the near term, but will likely reverse course when it becomes clear the Federal Reserve is finished with its campaign to raise rates and the effect of prior rate hikes is fully absorbed by the economy. We will continue to monitor data for signs of economic health or deterioration and will adjust the Fund's portfolio accordingly, and will continue to maintain our high quality and liquidity bias and look for value in individual security selection.

Margaret R. Danuser

Margaret Danuser
Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of a Fund, you incur ongoing costs, including management fees, Rule 12b-1 fees (Government Securities Fund only), shareholder services fees, and other expenses. The expense examples shown below are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense examples are based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense examples in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Expenses For Comparison Purposes The numbers included in the expense examples in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios, and an assumed rate of return of 5% per year before expenses, which is not the Funds' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the hypothetical expenses in the expense examples with the hypothetical expenses that appear in the shareholder reports of other funds.

Government Securities Fund Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Actual	$1,000.00	$998.23	$5.69
Hypothetical	1,000.00	1,019.44	5.77

*Expenses are equal to the Fund's annualized expense ratio of 1.13%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates and earnings credits.

Money Market Fund Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Actual	$1,000.00	$1,006.86	$5.16
Hypothetical	1,000.00	1,020.00	5.21

*Expenses are equal to the Fund's annualized expense ratio of 1.02%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates and earnings credits.

GOVERNMENT SECURITIES FUND
STATEMENT OF INVESTMENTS
December 31, 2005

Principal Amount		Market Value
U.S. Government Obligations—87.3%		
Agency Pass Through—1.9%		
$ 160,470	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 167,845
Government Sponsored Enterprises—52.9%		
225,000	Federal Agricultural Mortgage Corporation 6.865% 8/10/09	240,608
	Federal Farm Credit Bank:	
300,000	4.70% 12/10/14	297,618
300,000	4.85% 10/25/12	301,788
285,000	5.35% 6/16/14	295,579
	Federal Home Loan Bank:	
200,000	4.50% 11/15/12	196,874
495,000	5.625% 2/15/08	503,870
	Federal Home Loan Mortgage Corporation:	
200,000	4.50% 1/15/15	196,190
200,000	4.875% 11/15/13	200,946
400,000	5.625% 3/15/11	415,776
	Federal National Mortgage Association:	
300,000	6.625% 10/15/07	309,489
250,000	7.125% 6/15/10	273,460
100,000	Sallie Mae 7.35% 8/1/10	110,539
	Tennessee Valley Authority:	
500,000	4.75% 8/1/13	500,425
500,000	5.375% 11/13/08	508,930
350,000	7.125% 5/1/30	454,794
		4,806,886
Mortgage-Backed Securities: FHLMC/FNMA/Sponsored—1.1%		
10,936	Federal Home Loan Mortgage Corporation 7.50% 11/1/29 Pool #C32819	11,487
	Federal National Mortgage Association:	
24,461	6.50% 10/1/31 Pool #596063	25,144
64,312	7.00% 3/1/12 Pool #373543	66,836
		103,467
Mortgage-Backed Securities: GNMA/Guaranteed—2.5%		
	Government National Mortgage Association:	
129,646	6.00% 1/15/33 Pool #563709	132,898
85,873	6.50% 5/15/26 Pool #417388	89,922
		222,820

Principal Amount		Market Value
U.S. Treasury Notes—28.9%		
	U.S. Treasury Inflation Index Note:	
$ 252,398	3.375% 1/15/12	$ 271,274
457,784	3.50% 1/15/11	489,036
	U.S. Treasury Note:	
250,000	4.25% 8/15/13	247,765
200,000	4.25% 8/15/14	197,812
300,000	4.25% 8/15/15	296,121
200,000	5.00% 2/15/11	205,992
200,000	5.00% 8/15/11	206,430
500,000	6.25% 2/15/07	509,610
200,000	7.00% 7/15/06	202,648
		2,626,688
Total U.S. Government Securities		
(Cost—$7,845,379)		7,927,706
Government Bonds (Foreign)—2.9%		
CAD 305,000	Province of Saskatchewan	
	6.00% 6/1/06 (CA)	264,853
Total Government Bonds (Foreign)		
(Cost—$202,014)		264,853
Corporate Bonds (Domestic)—3.5%		
$ 300,000	Stanford University	
	6.16% 4/30/11	317,915
Total Corporate Bonds (Domestic)		
(Cost—$299,998)		317,915

Principal Amount		Amortized Cost
Corporate Short-Term Notes—4.4%		
Special Purpose Entity—4.4%		
$ 400,000	CAFCO LLC	
	4.12% 1/3/06~	$ 399,908
Total Corporate Short-Term Notes		
(Amortized Cost—$399,908)		399,908
Total Investments—98.1%		
(Total Cost—$8,747,299)		8,910,382
Other Assets and Liabilities—1.9%		169,195
Net Assets—100.0%		$9,079,577

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $399,908, or 4.4%, of the Fund's net assets as of December 31, 2005. CA - Canada*

See notes to financial statements.

Principal Amount		Amortized Cost
U.S. Agency Discount Notes—8.0%		
Government Securities—8.0%		
	Federal Home Loan Mortgage Corporation:	
$ 635,000	4.09% 1/3/06	$ 634,853
539,000	4.17% 1/9/06	538,500
1,300,000	Federal National Mortgage Association	
	4.44% 6/14/06	1,273,705
		2,447,058
Total U.S. Agency Discount Notes		
(Cost—$2,447,058)		2,447,058
Corporate Short-Term Notes—91.7%		
Agricultural Products—5.2%		
1,600,000	Golden Peanut Company LLC	
	4.15% 1/18/06	1,596,864
Automobile Manufacturers—3.6%		
1,100,000	Toyota Motor Credit Corporation	
	4.27% 1/30/06	1,096,216
Brewers—3.6%		
1,100,000	Anheuser-Busch Company	
	4.33% 3/23/06~	1,089,283
Construction, Farm Machinery & Heavy Trucks—3.2%		
1,000,000	Paccar Financial Corporation	
	4.35% 3/24/06	990,092
Consumer Electronics—4.2%		
1,300,000	Sharp Electronics Corporation	
	4.21% 1/19/06	1,297,264
Diversified Banks—4.2%		
1,300,000	HSBC Finance Corporation	
	4.26% 1/12/06	1,298,308
Electronic Equipment Manufacturers—4.9%		
1,500,000	Hitachi America Capital Limited	
	4.25% 1/10/06	1,498,406
Healthcare Equipment—2.9%		
900,000	Becton Dickinson & Company	
	4.23% 1/13/06	898,731
Household Appliances—3.6%		
1,100,000	Stanley Works, Inc.	
	4.29% 1/26/06~	1,096,723
Household Products—4.4%		
1,361,000	Procter & Gamble Company	
	4.18% 1/5/06~	1,360,368
Multi-Line Insurance—8.3%		
	American Family Financial Services:	
750,000	3.96% 1/20/06	748,433
800,000	4.28% 3/31/06	791,535
1,000,000	American General Finance Corporation	
	4.28% 1/25/06	997,147
		2,537,115

Principal Amount		Amortized Cost
Other Diversified Financial Services—7.8%		
$1,300,000	American Express Company	
	4.23% 1/11/06	$ 1,298,473
1,100,000	National Rural Utilities Cooperative Finance	
	4.23% 1/6/06	1,099,354
		2,397,827
Pharmaceuticals—4.2%		
1,300,000	Novartis Finance Corporation	
	4.15% 1/5/06~	1,299,401
Property & Casualty Insurance—4.3%		
1,300,000	General RE Corporation	
	4.02% 1/17/06	1,297,678
Publishing—5.1%		
1,565,000	Gannett Company	
	4.13% 1/4/06	1,564,461
Special Purpose Entity—22.2%		
	CAFCO LLC:	
1,200,000	4.27% 1/13/06~	1,198,292
300,000	4.30% 2/16/06~	298,352
1,300,000	Ciesco LLC	
	4.24% 1/23/06~	1,296,608
1,300,000	Metlife Funding, Inc.	
	4.20% 1/4/06	1,299,545
1,200,000	Nestlé Capital Corporation	
	4.12% 1/9/06~	1,198,901
1,500,000	Prudential Funding	
	4.26% 1/24/06	1,495,918
		6,787,616
Total Corporate Short-Term Notes		
(Amortized Cost—$28,106,353)		28,106,353
Total Investments—99.7%		
(Total Cost—$30,553,411)		30,553,411
Other Assets and Liabilities—0.3%		86,587
Net Assets—100.0%		$30,639,998

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $8,837,928, or 28.8%, of the Fund's net assets as of December 31, 2005.*

Portfolio Composition of Net Assets

Category	Value (%)
U.S. Agency Discount Notes	8.00%
Corporate Short-Term Notes	91.70%
Other	0.30%

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2005

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$8,747,299	$30,553,411
Investment securities, at market	8,910,382	30,553,411
Cash	80,238	124,958
Receivables:		
Capital shares sold	26,569	58,640
Dividends and interest	116,473	0
Other assets	104,895	53,842
Total Assets	9,238,557	30,790,851
Liabilities		
Payables and other accrued liabilities:		
Capital shares redeemed	39,024	59,549
Advisory fees	2,761	11,783
Shareholder servicing fees	1,669	4,990
Accounting fees	250	920
Distribution fees	283	0
Transfer agency fees	597	2,492
Custodian fees	129	326
Directors' deferred compensation	104,895	53,842
Other	7,846	16,239
Dividends	1,526	712
Total Liabilities	158,980	150,853
Net Assets	$9,079,577	$30,639,998
Composition of Net Assets		
Capital (par value and paid-in surplus)	$9,025,201	$30,636,332
Undistributed net investment income	66,699	24,819
Accumulated net realized loss from security and foreign currency transactions	(176,800)	(21,153)
Net unrealized appreciation on investments and foreign currency translation	164,477	0
Total	$9,079,577	$30,639,998
Class F		
Net Assets	$9,079,577	$30,639,998
Shares Outstanding	932,818	30,639,998
Net Asset Value, Offering and Redemption Price Per Share	$ 9.73	$ 1.00

See notes to financial statements.

Statements of Operations

For the year ended December 31, 2005

	Government Securities Fund	Money Market Fund
Investment Income		
Interest	$ 474,672	$1,068,853
Total Investment Income	474,672	1,068,853
Expenses		
Advisory fees—Note 2	63,965	166,919
Shareholder servicing fees—Note 2	18,400	60,629
Accounting fees—Note 2	3,154	10,783
Distribution fees—Note 2	24,602	0
Transfer agency fees—Note 2	8,178	23,331
Registration fees	13,769	19,923
Postage and mailing expenses	823	8,653
Custodian fees and expenses—Note 2	2,362	2,913
Printing expenses	5,219	23,481
Legal and audit fees	2,859	11,736
Directors' fees and expenses—Note 2	3,038	6,987
Other expenses	12,375	24,410
Total Expenses	158,744	359,765
Earning Credits	(2,084)	(2,842)
Reimbursed/Waived Expenses	(52,141)	(17,825)
Net Expenses	104,519	339,098
Net Investment Income	370,153	729,755
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transacations		
Net Realized Gain on:		
Security Transactions	19,878	0
Foreign Currency Transactions	1,407	0
Net Realized Gain	21,285	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(267,196)	0
Net Realized and Unrealized Loss	(245,911)	0
Net Increase in Net Assets Resulting from Operations	$ 124,242	$ 729,755

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Government Securities Fund		Money Market Fund	
	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2004
Operations				
Net Investment Income	$ 370,153	$ 386,716	$ 729,755	$ 193,011
Net Realized Gain on Security and Foreign Currency Transactions	21,285	75,280	0	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(267,196)	(144,437)	0	0
Net Increase in Net Assets Resulting from Operations	124,242	317,559	729,755	193,011
Dividends and Distributions to Shareholders				
From Net Investment Income Class F	(371,480)	(386,716)	(729,755)	(193,011)
Net Decrease from Dividends and Distributions	(371,480)	(386,716)	(729,755)	(193,011)
Capital Share Transactions				
Net Decrease from Capital Share Transactions—Class F Note 4	(809,502)	(2,603,251)	(5,417,713)	(9,036,232)
Net Decrease in Net Assets	(1,056,740)	(2,672,408)	(5,417,713)	(9,036,232)
Net Assets				
Beginning of year	$ 10,136,317	$ 12,808,725	$ 36,057,711	$ 45,093,943
End of year	$ 9,079,577	$ 10,136,317	$ 30,639,998	$ 36,057,711
Undistributed Net Investment Income	$ 66,699	$ 4,005	$ 24,819	$ 21,324

See notes to financial statements.

Government Securities Fund
Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.97	$10.04	$10.18	$9.55	$9.41
Income from investment operations:					
Net investment income	0.37	0.35	0.34	0.38	0.45
Net realized and unrealized gains (losses) on securities	(0.24)	(0.07)	(0.14)	0.63	0.14
Total from investment operations	0.13	0.28	0.20	1.01	0.59
Less dividends and distributions:					
From net investment income	(0.37)	(0.35)	(0.34)	(0.38)	(0.45)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.37)	(0.35)	(0.34)	(0.38)	(0.45)
Net Asset Value, end of year	$9.73	$9.97	$10.04	$10.18	$9.55
Total Return	1.35%	2.83%	2.03%	10.86%	6.37%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$9,080	$10,136	$12,809	$15,318	$11,967
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[a]	1.08%	0.89%	0.95%	0.93%	1.00%
Expenses with reimbursements, earnings credits and brokerage offsets	1.06%	0.88%	0.94%	0.92%	0.98%
Net investment income	3.76%	3.47%	3.36%	3.90%	4.67%
Portfolio turnover rate[b]	29%	13%	52%	28%	73%

a. Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.61% (2005), 1.45% (2004), 1.50% (2003), 1.48% (2002), and 1.50% (2001).
b. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$1.00	$1.00	$1.00	$1.00	$1.00
Income from investment operations:					
Net investment income	0.02	0.00[a,b]	0.00[a,b]	0.01	0.03
Net realized and unrealized gains					
(losses) on securities	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.02	0.00	0.00	0.01	0.03
Less dividends and distributions:					
From net investment income	(0.02)	0.00[c]	0.00[c]	(0.01)	(0.03)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.02)	0.00	0.00	(0.01)	(0.03)
Net Asset Value, end of year	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return	2.23%	0.50%	0.34%	0.98%	3.40%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$30,640	$36,058	$45,094	$60,086	$75,928
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	1.03%	0.88%	0.83%	0.80%	0.79%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.02%	0.87%	0.83%	0.80%	0.79%
Net investment income	2.19%	0.48%	0.35%	0.98%	3.38%

a. Computed using average shares outstanding throughout the year.
b. Net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.
c. Distributions from net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.
d. Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.08% (2005), 0.96% (2004), 0.91% (2003), 0.87% (2002), and 0.84% (2001).
See notes to financial statements.

Notes to Financial Statements
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offer Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—The Company's board of directors has adopted a policy that requires that Money Market Fund use its best efforts, under normal circumstances, to maintain a constant net asset value of $1.00 per share using the amortized cost method. The amortized cost method involves valuing each security at its cost and thereafter accruing any discount or premium at a constant rate to maturity.

Debt securities held by Government Securities Fund with a remaining maturity greater than 60 days at the time of purchase are valued in accordance with the evaluated bid prices supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. Debt securities with a remaining maturity of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. Premiums and discounts are amortized on all debt securities.

If market quotations are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—The Funds may invest at least a portion of their assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Funds could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Funds are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statements of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities.

Distributions to Shareholders—Dividends are declared daily and distributed monthly from net investment income, and net realized capital gains (if any) are distributed annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specific potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has contractually agreed in writing to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also contractually agreed in writing to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next $250 million of average net assets, and 0.30% of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2006, and will not be terminated without prior notice to the Company's board of directors. During the year ended December 31, 2005, Founders waived $29,522 and $16,692 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. Each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the year ended December 31, 2005, Government Securities Fund and Money Market Fund were charged $18,400 and $60,629, respectively, pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges from DTI are paid by the Funds. During the year ended December 31, 2005, Government Securities Fund and Money Market Fund were charged $7,501 and $23,331, respectively, for out-of-pocket transfer agent charges.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, Government Securities Fund and Money Market Fund were charged $241 and $822, respectively, for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Funds, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, Government Securities Fund and Money Market Fund paid $677 and $0, respectively, to these entities for such services. These amounts are included in the transfer agency fees shown on the Statement of Operations.

Distribution Plan—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, $22,235 in expenses eligible for reimbursement under the plan were absorbed by Founders, which resulted in the Fund paying 0.02% under this plan. The 12b-1 fees for

Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund or servicing Fund shareholders will continue to be absorbed by Founders through at least August 31, 2006. This written contractual commitment will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee for each fund is its respective pro rata share (based on the relative average daily net assets of all ten of the Company's series) of a fee computed at the annual rate of 0.06% of the average daily net assets of the ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the ten series, taken as a whole, in excess of $500 million. The Funds also reimburse Founders for reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian, which are shown as earnings credits on the Statements of Operations. The Funds could have employed these assets elsewhere to produce income had they not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the fee waivers for Government Securities Fund and Money Market Fund were $384 and $1,133, respectively, which reduced the amounts paid to Mellon Bank to $1,978 and $1,780, respectively.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statements of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Funds.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Funds, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as foreign currency transactions, paydowns, excise tax paid, deferred compensation and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

	Government Securities Fund	Money Market Fund
Undistributed Net Investment Income	$64,021	$3,495
Undistributed Net Realized Gains and Losses	$(64,021)	$(1,720)
Paid-In Capital	$0	$(1,775)

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Government Securities Fund:		
Distributions paid from:		
Ordinary Income	$371,480	$386,716
Long-Term Capital Gain	$ 0	$ 0
	$371,480	$386,716
Money Market Fund:		
Distributions paid from:		
Ordinary Income	$729,755	$193,011
Long-Term Capital Gain	$ 0	$ 0
	$729,755	$193,011

The tax components of capital represent distribution requirements the Funds must satisfy under the income tax regulations and losses or tax deductions the Funds may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31,

2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Government Securities Fund and Money Market Fund amounted to $0 and $0, respectively. Accumulated capital losses as of December 31, 2005 were:

Government Securities Fund

Expiration	Amount
2008	$134,064
2013	17,045
	$151,109

Money Market Fund

Expiration	Amount
2007	$5,448
2008	$11,357
2009	$2,628
2013	$191
	$19,624

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Post-October Capital Loss Deferral	$(25,691)	$(1,529)
Undistributed Ordinary Income	$71,571	$34,067
Other Book/Tax Differences	$(3,478)	$(9,248)
Federal Tax Cost	$8,747,299	$30,553,411
Gross Tax Appreciation of Investments	$259,867	$0
Gross Tax Depreciation of Investments	$(96,784)	$0
Net Tax Appreciation	$163,083	$0

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 *(continued)*

4. Capital Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

| | Year ended December 31, 2005 | | Year ended December 31, 2004 | |
	Shares	Amount	Shares	Amount
Government Securities Fund—Class F:				
Sold	189,954	$ 1,875,877	129,420	$ 1,294,299
Dividends or Distributions Reinvested	35,516	$ 349,654	36,368	$ 362,947
Redeemed	(308,891)	$ (3,035,033)	(425,657)	$ (4,260,497)
Net Decrease	(83,421)	$ (809,502)	(259,869)	$ (2,603,251)
Money Market Fund—Class F:				
Sold	12,274,691	$ 12,274,691	18,101,032	$ 18,101,032
Dividends or Distributions Reinvested	714,857	$ 714,857	188,293	$ 188,293
Redeemed	(18,407,261)	$ (18,407,261)	(27,325,557)	$ (27,325,557)
Net Decrease	(5,417,713)	$ (5,417,713)	(9,036,232)	$ (9,036,232)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $0 and $261,421, respectively, for Government Securities Fund. Purchases and sales of long-term U.S. government obligations were $2,527,027 and $2,463,403, respectively, for Government Securities Fund.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Funds did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (two of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Funds") at December 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Funds from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 0% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Funds designated 0% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Government Securities Fund. The Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking fourth out of 11 Lipper-selected "peer funds," and in the second quintile of its Lipper intermediate U.S. government fund performance universe, ranking 34th of 90 funds. The Fund's performance within its Lipper-selected group and universe had been in the second quintile for the two-year period ended December 31, 2004. For the three-year period ended on that date, the Fund's performance within its Lipper-selected group had been in the first quintile, and had been in the second quintile within its Lipper-selected universe. The Fund's performance relative to its Lipper-selected group and universe had, therefore, remained relatively stable throughout the past three years. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

Money Market Fund. The Fund's performance for the one-year period ended December 31, 2004 placed it in the fourth quintile of its Lipper performance group, with the Fund ranking 12th out of 15 Lipper-selected "peer funds," and in the fourth quintile of its Lipper money market fund performance universe, ranking 230th of 377 funds. For the two- and three-year periods ended on December 31, 2004, the Fund's performance within its Lipper-selected group and universe had placed it in the fourth quintile. Although the directors stressed the importance to Founders of the need for the Fund to provide its investors with a satisfactory yield, the directors further recognized that the Fund is managed in a conservative manner to minimize the risk to investors of a loss of any of their investment capital. They further were aware that the Fund primarily serves as a vehicle to shareholders in other Funds who wish to maintain their investments in a money market fund for defensive purposes during periods of market volatility or for other investment-related reasons. Accordingly, the directors deemed the Fund's relative performance results to be acceptable.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

[1] *Past performance is no guarantee of future results. These rankings reflect applicable fee waivers.*

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by
Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

Government Securities Fund. The directors noted that for the period ended December 31, 2004, Government Securities Fund's management fees ranked in the first (best) quintile of its Lipper competitive expense group, with the Fund's fees the third lowest of 11 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be higher than all but two of the 11 funds in its group. The Fund's management fees were in the first (best) quintile of its Lipper expense universe, placing fifth lowest of 30 funds.

Although the directors observed that the Fund's contractual management fee level was higher than most of the funds in its expense group, they further recognized that Founders had agreed to waive the portion of the management fee for Government Securities Fund that would exceed 0.35% of the first $250,000,000 of the Fund's average net assets and 0.20% of the Fund's average net assets in excess of $250,000,000 through at least August 31, 2006.

Money Market Fund. The directors noted that for the period ended December 31, 2004, Money Market Fund's management fees ranked in the fourth quintile of its Lipper competitive expense group, with the Fund's fees placing 10th of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 15 in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe, placing 90th lowest of 138 funds.

Although the directors recognized that Money Market Fund's management fees were higher than many of its peer funds selected by Lipper, the directors further noted that Founders had agreed to waive the portion of its management fee for the Fund that exceeds 0.45% of the first $250,000,000 of the Fund's average net assets, 0.40% of the next $250,000,000 of the Fund's average net assets, 0.35% of the next $250,000,000 of such assets, and 0.30% of the Fund's average net assets in excess of $750,000,000 through at least August 31, 2006.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors observed that this Fund, Dreyfus Founders Money Market Fund, had experienced increased overall expenses due to a decline in the Fund's assets. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;
- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Funds

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-GMM-05

Dreyfus Founders Growth Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds
The Growth Specialists

TABLE OF CONTENTS



Paperless Delivery of this Report

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Counterbalance

2005 was a year of robust economic and corporate profit growth. Employment levels improved, the housing market remained resilient, and consumer spending continued to advance at a steady pace. However, the year also saw the Federal Reserve raising the federal funds rate to end the period at 4.25%, and skyrocketing energy prices reaching record highs.

The stock market oscillated slightly for most of the period. Fortunately, a fourth quarter rally enabled the market to finish the calendar year in positive territory.

Stock Selection Drove Performance

The period saw no investment strategy shifts in the Fund, as we continued to search for growth-stock opportunities using a fundamental-based, bottom-up approach. We continued to explore investment theses and meet with company management teams in an attempt to assemble the greatest growth potential for Fund shareholders. This approach led to positive stock picking overall for the period, although relative weightings partially offset this gain. For the 12-month period ended December 31, 2005, the Dreyfus Founders Growth Fund underperformed its benchmark, the Russell 1000 Growth Index, which returned 5.26%.

> *"Our investment approach led to positive stock picking overall for the period, although relative weightings partially offset this gain."*

IT, Industrials and Consumer Staples Boosted Fund Performance
The Fund's relative performance was driven by strong selection of investments in the information technology (IT) sector, the transportation industry within the industrials sector, and the consumer staples sector.

The information technology sector offered numerous growth opportunities. Driven by the popularity of the company's line of iPod digital music players and the increased popularity of its Macintosh computers, **Apple Computer, Inc.** had a triple-digit stock price increase for the period. Broadcom Corporation saw excellent demand for its semiconductors used in wireless networking, communications and industrial applications. **Autodesk, Inc.**, driven by demand and market share for its CAD/CAM software products, combined with improving operating margins, experienced better-than-expected revenue and earnings growth rates. SanDisk, Inc. and **Adobe Systems, Inc.** were other notable strong performers in the information technology sector.

Railroad and airline companies within the industrials sector's transportation industry began to see pricing power, partially driven by the ability to pass along higher fuel costs, but primarily as a result of controlled capacity growth. **Union Pacific Corporation** had a double-digit stock price increase during the period. **AMR Corporation**, parent company of American Airlines, experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and the company management's ability to reign in costs. **US Airways Group, Inc.** saw improved pricing due to industry consolidation and its merger with America West Airlines, allowing for the elimination of duplicate costs.

Sectors Benefiting the Fund

Information Technology
Industrials
Consumer Staples

Consumer staples holding Gillette Company was acquired during the period by **Procter & Gamble Company** for a significant premium, which aided the Fund's return. Healthcare issue **Genentech, Inc.** had solid revenue and earnings growth driven by the sales of its cancer treatment, Avastin®.

Underweight Positions Drained Relative Performance
Relative underweight positions and poor stock picking in both the healthcare and energy sectors produced the largest drain on the Fund's relative performance. One stock that underperformed for the Fund during the period was healthcare issue **MGI Pharma, Inc.** Uneven sales trends for the company's chemotherapy drug, Aloxi®, paired with a FDA approval delay for one of the company's new drugs drove the stock price lower.

In the telecommunications services sector, weak individual performers such as Avaya, Inc. hampered the Fund. A difficult integration of a German acquisition combined with volatile growth trends led to Avaya's sub-par performance. The Fund exited its position in this company during the period.

Largest Equity Holdings (ticker symbol)	
1. **Microsoft Corporation** (MSFT)	**5.24%**
2. **General Electric Company** (GE)	**3.32%**
3. **Google, Inc. Class A** (GOOG)	**3.24%**
4. **Colgate-Palmolive Company** (CL)	**2.52%**
5. **Accenture Limited Class A** (ACN)	**2.15%**
6. **Linear Technology Corporation** (LLTC)	**2.05%**
7. **Johnson & Johnson** (JNJ)	**2.04%**
8. **Apple Computer, Inc.** (AAPL)	**1.91%**
9. **Comcast Corporation Special Class A** (CMCSK)	**1.90%**
10. **Procter & Gamble Company** (PG)	**1.87%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future annual reports, the Fund's performance will no longer be compared to the S&P 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(1.98%)	(5.95%)	—	(9.90%)
Without sales charge	3.98%	(4.82%)	—	(9.00%)
B Shares (12/31/99)				
With redemption*	(0.84%)	(5.92%)	—	(9.80%)
Without redemption	3.16%	(5.54%)	—	(9.67%)
C Shares (12/31/99)				
With redemption**	2.16%	(5.57%)	—	(9.69%)
Without redemption	3.16%	(5.57%)	—	(9.69%)
F Shares (1/5/62)	4.08%	(4.73%)	3.90%	N/A
R Shares (12/31/99)	4.54%	(4.50%)	—	(8.70%)
T Shares (12/31/99)				
With sales charge (4.50%)	(1.50%)	(6.47%)	—	(10.34%)
Without sales charge	3.15%	(5.61%)	—	(9.64%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Select IT and Consumer Stocks Created a Negative Impact

Some of the Fund's best-performing stocks and some of its worst performers were found in the information technology sector. Select IT names that were a drag on the Fund's relative return included **Maxim Integrated Products, Inc.** and **Symantec Corporation**. The favorable demand and growth trends for Maxim's analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins. Symantec declined as a result of the acquisition of VERITAS Software Corporation, which was seen as dilutive to the company's revenue and earnings growth rates. This, combined with the fear that consumer demand for anti-virus software was waning, caused a drop in the company's stock price. Xilinx, Inc., a manufacturer of digital programmable logic devices (PLD), and International Business Machines Corporation also declined during the period.

> **Sectors Detracting From the Fund**
> Healthcare
> Energy
> Telecommunications Services

Select consumer discretionary stocks did not fare well either. **Comcast Corporation** experienced a slow ramp-up into its cable telephony offering. This, paired with sluggish trends in video services, resulted in the cable



Portfolio Composition of Net Assets

31.41%	Information Technology
19.81%	Consumer Discretionary
12.65%	Healthcare
10.07%	Industrials
9.82%	Financials
9.00%	Consumer Staples
1.68%	Telecommunications Services
1.65%	Materials
1.32%	Energy
2.59%	Other

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

company's stock losing substantial ground during the period. **Wal-Mart Stores, Inc.** experienced sluggish sales trends as rising energy prices crimped the spending power of bargain-conscious consumers, its target market. **DreamWorks Animation SKG, Inc.** had a revenue shortfall from DVD sales of its follow-up blockbuster movie, *Shrek 2*. In addition, higher spending levels resulted in materially lower earnings-per-share results than were originally expected by Wall Street analysts. The Fund, however, retained a position in all three stocks at the end of the period as we believed the companies' respective growth opportunities remained viable.

In Conclusion

As we move into 2006, we will continue to monitor the Federal Reserve's actions in seeking to contain inflation and how these may affect corporate profit growth. In addition, we will continue to employ a bottom-up research approach to selecting growth stocks that we believe have the potential to post superior revenue and earnings growth.

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,038.61	$7.50
Class A Hypothetical	1,000.00	1,017.75	7.45
Class B Actual	1,000.00	1,036.70	11.76
Class B Hypothetical	1,000.00	1,013.52	11.69
Class C Actual	1,000.00	1,036.19	11.39
Class C Hypothetical	1,000.00	1,013.87	11.33
Class F Actual	1,000.00	1,038.51	7.09
Class F Hypothetical	1,000.00	1,018.16	7.04
Class R Actual	1,000.00	1,040.18	5.25
Class R Hypothetical	1,000.00	1,020.00	5.21
Class T Actual	1,000.00	1,036.04	11.75
Class T Hypothetical	1,000.00	1,013.52	11.69

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.46%
Class B	2.29%
Class C	2.22%
Class F	1.38%
Class R	1.02%
Class T	2.29%

Shares		Market Value
Common Stocks (Domestic)—98.0%		
Airlines—2.2%		
234,275	AMR Corporation*	$ 5,207,906
71,025	US Airways Group, Inc.*	2,637,869
		7,845,775
Application Software—1.2%		
100,575	Autodesk, Inc.	4,319,696
Asset Management & Custody Banks—1.8%		
84,725	Northern Trust Corporation	4,390,450
34,050	State Street Corporation	1,887,732
		6,278,182
Automotive Retail—1.2%		
94,475	Advance Auto Parts, Inc.*	4,105,884
Biotechnology—3.8%		
35,675	Amgen, Inc.*	2,813,331
57,375	Genentech, Inc.*	5,307,188
26,100	Genzyme Corporation*	1,847,358
102,400	ImClone Systems, Inc.*	3,506,176
		13,474,053
Broadcasting & Cable TV—2.2%		
258,508	Comcast Corporation Special Class A*	6,641,071
35,700	XM Satellite Radio Holdings, Inc. Class A*	973,896
		7,614,967
Casinos & Gaming—1.0%		
29,375	Harrah's Entertainment, Inc.	2,094,144
41,550	International Game Technology	1,278,909
		3,373,053
Communications Equipment—1.0%		
150,475	Motorola, Inc.	3,399,230
Computer & Electronics Retail—1.0%		
81,337	Best Buy Company, Inc.	3,536,533
Computer Hardware—3.0%		
92,850	Apple Computer, Inc.*	6,674,987
133,575	Hewlett-Packard Company	3,824,252
		10,499,239
Computer Storage & Peripherals—1.4%		
358,400	EMC Corporation*	4,881,408
Consumer Electronics—0.5%		
19,300	Harman International Industries, Inc.	1,888,505
Consumer Finance—1.4%		
89,000	SLM Corporation	4,903,010
Data Processing & Outsourced Services—0.8%		
62,525	Automatic Data Processing, Inc.	2,869,272

Shares		Market Value

Department Stores—1.8%

33,625	J.C. Penney Company, Inc.	$ 1,869,550
65,450	Kohl's Corporation*	3,180,870
33,925	Nordstrom, Inc.	1,268,795
		6,319,215

Electrical Components & Equipment—1.6%

73,550	Emerson Electric Company	5,494,185

Electronic Equipment Manufacturers—0.9%

92,650	Agilent Technologies, Inc.*	3,084,319

Exchange Traded Funds—3.2%

113,825	iShares Russell 1000 Growth Index Fund	5,810,766
60,850	Nasdaq 100 Index Tracking Stock	2,459,557
21,200	SPDR Trust Series 1	2,637,916
		10,908,239

General Merchandise Stores—1.6%

153,825	Family Dollar Stores, Inc.	3,813,322
33,250	Target Corporation	1,827,753
		5,641,075

Healthcare Equipment—0.8%

48,825	Medtronic, Inc.	2,810,855

Healthcare Services—0.7%

42,025	Omnicare, Inc.	2,404,671

Healthcare Supplies—0.5%

34,875	DENTSPLY International, Inc.	1,872,439

Home Entertainment Software—0.9%

56,825	Electronic Arts, Inc.*	2,972,516

Home Improvement Retail—1.5%

133,350	Home Depot, Inc.	5,398,008

Hotels, Resorts & Cruise Lines—0.8%

50,975	Carnival Corporation	2,725,633

Household Products—5.6%

76,950	Clorox Company	4,377,686
160,825	Colgate-Palmolive Company	8,821,251
113,221	Procter & Gamble Company	6,553,231
		19,752,168

Hypermarkets & Super Centers—0.5%

39,900	Wal-Mart Stores, Inc.	1,867,320

Industrial Conglomerates—3.3%

331,434	General Electric Company	11,616,762

Integrated Oil & Gas—0.3%

19,200	ConocoPhillips	1,117,056

See notes to statement of investments.

Shares		Market Value
Integrated Telecommunication Services—1.7%		
34,025	Alltel Corporation	$ 2,146,978
160,225	Sprint Nextel Corporation	3,742,856
		5,889,834
Internet Software & Services—5.0%		
27,325	Google, Inc. Class A*	11,336,050
154,625	Yahoo!, Inc.*	6,058,208
		17,394,258
Investment Banking & Brokerage—2.9%		
322,450	Charles Schwab Corporation	4,730,342
28,150	Goldman Sachs Group, Inc.	3,595,037
30,675	Morgan Stanley	1,740,500
		10,065,879
IT Consulting & Other Services—2.2%		
260,800	Accenture Limited Class A	7,529,296
Leisure Facilities—1.8%		
139,769	Royal Caribbean Cruises Limited	6,297,991
Managed Healthcare—0.7%		
24,000	Aetna, Inc.	2,263,440
Movies & Entertainment—4.9%		
68,500	DreamWorks Animation SKG, Inc.*	1,682,360
101,650	Pixar, Inc.*	5,358,988
356,475	Time Warner, Inc.	6,216,924
116,270	Viacom, Inc. Class B	3,790,452
		17,048,724
Multi-Line Insurance—0.5%		
25,049	American International Group, Inc.	1,709,093
Oil & Gas Equipment & Services—1.0%		
36,000	Schlumberger Limited	3,497,400
Other Diversified Financial Services—1.1%		
98,525	JPMorgan Chase & Company	3,910,457
Packaged Foods & Meats—0.8%		
47,450	Hershey Foods Corporation	2,621,613
Personal Products—0.6%		
60,100	Estée Lauder Companies, Inc. Class A	2,012,148
Pharmaceuticals—6.1%		
48,000	Covance, Inc.*	2,330,400
26,700	Eli Lilly and Company	1,510,953
118,700	Johnson & Johnson	7,133,870
174,475	MGI Pharma, Inc.*	2,993,991
73,594	Pfizer, Inc.	1,716,212
125,700	Wyeth	5,790,999
		21,476,425
Property & Casualty Insurance—1.2%		
77,150	Allstate Corporation	4,171,501

Shares		Market Value
Railroads—1.8%		
78,575	Union Pacific Corporation	$ 6,326,073
Semiconductors—4.5%		
174,134	Intel Corporation	4,346,385
198,800	Linear Technology Corporation	7,170,716
118,950	Maxim Integrated Products, Inc.	4,310,748
		15,827,849
Soft Drinks—1.5%		
89,025	PepsiCo, Inc.	5,259,597
Specialty Chemicals—1.0%		
56,550	Sigma-Aldrich Corporation	3,579,050
Specialty Stores—1.5%		
67,950	Office Depot, Inc.*	2,133,630
85,475	Tiffany & Company	3,272,838
		5,406,468
Steel—0.6%		
32,725	Nucor Corporation	2,183,412
Systems Software—8.0%		
168,700	Adobe Systems, Inc.	6,235,152
701,376	Microsoft Corporation	18,340,982
108,200	Oracle Corporation*	1,321,122
125,725	Symantec Corporation*	2,200,188
		28,097,444
Thrifts & Mortgage Finance—1.0%		
81,350	The PMI Group, Inc.	3,341,045
Trading Companies & Distributors—1.1%		
55,675	W.W. Grainger, Inc.	3,958,493
Total Common Stocks (Domestic) **(Cost—$320,921,735)**		342,840,758
Common Stocks (Foreign)—2.6%		
Application Software—0.5%		
38,825	SAP AG Sponsored ADR (GE)	1,749,843
Semiconductor Equipment—1.3%		
226,900	ASM Lithography Holding NV NY Shares (NE)*	4,556,152
Semiconductors—0.8%		
166,600	ATI Technologies, Inc. (CA)*	2,830,534
Total Common Stocks (Foreign) **(Cost—$7,899,934)**		9,136,529

See notes to statement of investments.

December 31, 2005 *(continued)*

Principal Amount	Amortized Cost
Corporate Short-Term Notes—0.7%	
Special Purpose Entity—0.7%	
$2,600,000 CAFCO LLC	
4.12% 1/3/06~	$ 2,599,405
Total Corporate Short-Term Notes	
(Amortized Cost—$2,599,405)	2,599,405
Total Investments—101.3%	
(Total Cost—$331,421,074)	354,576,692
Other Assets and Liabilities—(1.3%)	(4,468,736)
Net Assets—100.0%	$350,107,956

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,599,405, or 0.7%, of the Fund's net assets as of December 31, 2005.*
   ADR - American Depositary Receipt
   SPDR - Standard and Poor's Depositary Receipt
   CA - Canada
   GE - Germany
   NE - Netherlands

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 331,421,074
Investment securities, at market	354,576,692
Cash	449,327
Receivables:	
Investment securities sold	34,841,034
Capital shares sold	225,775
Dividends and interest	375,793
Other assets	21,369
Total Assets	390,489,990

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	38,777,279
Capital shares redeemed	1,015,169
Advisory fees	234,401
Shareholder servicing fees	32,239
Accounting fees	18,453
Distribution fees	101,952
Transfer agency fees	33,170
Custodian fees	2,076
Directors' deferred compensation	21,369
Other	145,926
Total Liabilities	40,382,034
Net Assets	$ 350,107,956

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 1,021,281,321
Accumulated net investment loss	(107,913)
Accumulated net realized loss from security transactions	(694,221,070)
Net unrealized appreciation on investments	23,155,618
Total	$ 350,107,956

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	5,505,440
Shares Outstanding		504,634
Net Asset Value, Redemption Price Per Share	$	10.91
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	11.58

Class B

Net Assets	$	9,603,001
Shares Outstanding		918,489
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	10.46

Class C

Net Assets	$	1,361,755
Shares Outstanding		130,325
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	10.45

Class F

Net Assets	$	331,585,062
Shares Outstanding		30,221,128
Net Asset Value, Offering and Redemption Price Per Share	$	10.97

Class R

Net Assets	$	1,982,182
Shares Outstanding		178,342
Net Asset Value, Offering and Redemption Price Per Share	$	11.11

Class T

Net Assets	$	70,516
Shares Outstanding		6,721
Net Asset Value, Redemption Price Per Share	$	10.49
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	10.98

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	4,099,887
Interest		500,132
Foreign taxes withheld		(1,220)
Total Investment Income		4,598,799

Expenses

Advisory fees—Note 2	2,929,053
Shareholder servicing fees—Note 2	401,247
Accounting fees—Note 2	231,776
Distribution fees—Note 2	987,452
Transfer agency fees—Note 2	317,636
Registration fees	40,415
Postage and mailing expenses	71,040
Custodian fees and expenses—Note 2	19,507
Printing expenses	102,585
Legal and audit fees	128,635
Directors' fees and expenses—Note 2	77,450
Other expenses	110,244
Total Expenses	5,417,040
Earnings Credits	(19,507)
Reimbursed/Waived Expenses	(12,315)
Expense Offset to Broker Commissions	(13,288)
Net Expenses	5,371,930
Net Investment Loss	(773,131)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		38,521,459
Net Change in Unrealized Appreciation/Depreciation of Investments		(24,451,397)
Net Realized and Unrealized Gain		14,070,062
Net Increase in Net Assets Resulting from Operations	$	13,296,931

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income (Loss)	$ (773,131)	$ 1,291,564
Net Realized Gain on Security Transactions	38,521,459	52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments	(24,451,397)	(21,249,162)
Net Increase in Net Assets Resulting from Operations	13,296,931	32,137,806
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(19,905)	0
Class F	(1,261,946)	0
Class R	(13,251)	0
Net Decrease from Dividends and Distributions	(1,295,102)	0
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,032,110)	(520,803)
Class B	(3,049,516)	(2,029,596)
Class C	(552,479)	(15,393)
Class F	(86,019,465)	(108,174,647)
Class R	(9,087,141)	967,838
Class T	(31,280)	(130,287)
Net Decrease from Capital Share Transactions	(99,771,991)	(109,902,888)
Net Decrease in Net Assets	(87,770,162)	(77,765,082)
Net Assets		
Beginning of Year	$ 437,878,118	$ 515,643,200
End of Year	$ 350,107,956	$ 437,878,118
Undistributed (Accumulated) Net Investment Income (Loss)	$ (107,913)	$ 1,178,792

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.53	$9.79	$7.46	$10.53	$14.02
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	0.02[a]	(0.06)	(0.06)	(0.05)
Net realized and unrealized gains (losses) on securities	0.45	0.72	2.39	(3.01)	(3.44)
Total from investment operations	0.42	0.74	2.33	(3.07)	(3.49)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.91	$10.53	$9.79	$7.46	$10.53
Total Return[b]	3.98%	7.56%	31.23%	(29.15%)	(24.89%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$5,505	$6,356	$6,452	$5,149	$7,795
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.49%	1.42%	1.66%	1.48%	1.21%
Expenses with reimbursements, earnings credits and brokerage offsets	1.47%	1.41%	1.66%	1.48%	1.20%
Net investment income (loss)	(0.28%)	0.22%	(0.59%)	(0.56%)	(0.47%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.14	$9.50	$7.30	$10.38	$13.91
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.06)[a]	(0.17)	(0.18)	(0.13)
Net realized and unrealized gains (losses) on securities	0.43	0.70	2.37	(2.90)	(3.40)
Total from investment operations	0.32	0.64	2.20	(3.08)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.46	$10.14	$9.50	$7.30	$10.38
Total Return[b]	3.16%	6.74%	30.14%	(29.67%)	(25.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$9,603	$12,406	$13,664	$11,603	$19,829
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.31%	2.22%	2.48%	2.22%	1.93%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.22%	2.48%	2.22%	1.92%
Net investment loss	(1.11%)	(0.58%)	(1.41%)	(1.30%)	(1.20%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.13	$9.48	$7.29	$10.36	$13.92
Income from investment operations:					
Net investment loss	(0.10)[a]	(0.05)[a]	(0.19)	(0.26)	(0.18)
Net realized and unrealized gains					
(losses) on securities	0.42	0.70	2.38	(2.81)	(3.38)
Total from investment operations	0.32	0.65	2.19	(3.07)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.45	$10.13	$9.48	$7.29	$10.36
Total Return[b]	3.16%	6.86%	30.04%	(29.63%)	(25.58%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,362	$1,881	$1,774	$1,528	$2,979
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.24%	2.16%	2.49%	2.37%	2.11%
Expenses with reimbursements, earnings credits					
and brokerage offsets	2.22%	2.16%	2.49%	2.37%	2.10%
Net investment loss	(1.03%)	(0.49%)	(1.42%)	(1.46%)	(1.38%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.58	$9.83	$7.48	$10.53	$14.03
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	0.03[a]	(0.17)	(0.22)	(0.15)
Net realized and unrealized gains (losses) on securities	0.45	0.72	2.52	(2.83)	(3.35)
Total from investment operations	0.43	0.75	2.35	(3.05)	(3.50)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.97	$10.58	$9.83	$7.48	$10.53
Total Return	4.08%	7.63%	31.42%	(28.96%)	(24.95%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$331,585	$406,550	$484,742	$443,307	$865,425
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.38%	1.33%	1.47%	1.38%	1.31%
Expenses with reimbursements, earnings credits and brokerage offsets	1.37%	1.33%	1.47%	1.37%	1.30%
Net investment income (loss)	(0.18%)	0.30%	(0.41%)	(0.46%)	(0.58%)
Portfolio turnover rate[c]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.69	$9.89	$7.50	$10.57	$14.07
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.07	0.01	0.01	(0.02)
Net realized and unrealized gains					
(losses) on securities	0.47	0.73	2.38	(3.08)	(3.48)
Total from investment operations	0.49	0.80	2.39	(3.07)	(3.50)
Less dividends and distributions:					
From net investment income	(0.07)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.07)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$11.11	$10.69	$9.89	$7.50	$10.57
Total Return	4.54%	8.09%	31.87%	(29.04%)	(24.88%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,982	$10,584	$8,792	$4,333	$2,023
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.05%	1.03%	1.13%	1.30%	1.46%
Expenses with reimbursements, earnings credits					
and brokerage offsets	1.04%	1.03%	1.13%	1.30%	1.46%
Net investment income (loss)	0.15%	0.65%	(0.04%)	(0.34%)	(0.72%)
Portfolio turnover rate[c]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.17	$9.48	$7.27	$10.38	$14.00
Income from investment operations:					
Net investment loss	(0.10)[a]	(0.02)[a]	(0.30)	(0.56)	(0.19)
Net realized and unrealized gains (losses) on securities	0.42	0.71	2.51	(2.55)	(3.43)
Total from investment operations	0.32	0.69	2.21	(3.11)	(3.62)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.49	$10.17	$9.48	$7.27	$10.38
Total Return[b]	3.15%	7.28%	30.40%	(29.96%)	(25.86%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$71	$100	$220	$208	$621
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.21%	1.79%	2.22%	2.78%	2.56%
Expenses with reimbursements, earnings credits and brokerage offsets	2.20%	1.79%	2.22%	2.78%	2.55%
Net investment loss	(1.01%)	(0.17%)	(1.15%)	(1.89%)	(1.83%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar

equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $356,535 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $140,595 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$13,901
Class B	$33,685
Class C	$3,729
Class R	$5,712
Class T	$604

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $9,532 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $119,410 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $896,642 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$14,302
Class B	$79,219	$26,406
Class C	$11,380	$3,793
Class T	$211	$211

During the year ended December 31, 2005, DSC retained $1,062 and $9 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $34,881 and $151 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits in the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $12,315, which reduced the amount paid to Mellon Bank to $7,192.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally

accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$781,528	$5,945	$(787,473)

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$1,295,102	$ 0
Long-Term Capital Gain	$ 0	$ 0
	$1,295,102	$ 0

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $35,361,125. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$481,174,758
2010	$209,975,954
	$691,150,712

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(974,792)
Other Book/Tax Differences	$(107,912)
Federal Tax Cost	$333,516,641
Gross Tax Appreciation of Investments	$28,561,273
Gross Tax Depreciation of Investments	$(7,501,222)
Net Tax Appreciation	$21,060,051

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	56,086	$ 588,334	105,906	$ 1,056,250
Dividends or Distributions Reinvested	1,577	$ 17,366	0	$ 0
Redeemed	(156,471)	$ (1,637,810)	(161,536)	$ (1,577,053)
Net Decrease	(98,808)	$ (1,032,110)	(55,630)	$ (520,803)
Class B				
Sold	13,206	$ 130,840	30,813	$ 293,687
Redeemed	(317,903)	$ (3,180,356)	(246,029)	$ (2,323,283)
Net Decrease	(304,697)	$ (3,049,516)	(215,216)	$ (2,029,596)
Class C				
Sold	7,980	$ 80,497	38,619	$ 368,762
Redeemed	(63,320)	$ (632,976)	(40,060)	$ (384,155)
Net Decrease	(55,340)	$ (552,479)	(1,441)	$ (15,393)

| | Year ended December 31, 2005 | | Year ended December 31, 2004 | |
	Shares	Amount	Shares	Amount
Class F				
Sold	1,864,857	$ 19,477,463	2,973,891	$ 29,284,630
Dividends or Distributions				
Reinvested	107,799	$ 1,193,334	0	$ 0
Redeemed	(10,161,828)	$(106,690,262)	(13,900,368)	$(137,459,277)
Net Decrease	(8,189,172)	$ (86,019,465)	(10,926,477)	$(108,174,647)
Class R				
Sold	323,673	$ 3,445,896	381,438	$ 3,739,499
Dividends or Distributions				
Reinvested	1,182	$ 13,251	0	$ 0
Redeemed	(1,136,441)	$ (12,546,288)	(280,086)	$ (2,771,661)
Net Increase (Decrease)	(811,586)	$ (9,087,141)	101,352	$ 967,838
Class T				
Sold	189	$ 1,893	136	$ 1,307
Redeemed	(3,345)	$ (33,173)	(13,405)	$ (131,594)
Net Decrease	(3,156)	$ (31,280)	(13,269)	$ (130,287)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $446,397,340 and $544,019,252, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 100% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the third quintile of its Lipper performance group, with the Fund ranking sixth out of 13 Lipper-selected "peer funds," and in the third quintile of its Lipper large-cap growth fund performance universe, ranking 274th of 640 funds. The directors noted that the Fund's longer-term performance rankings were significantly better, with the Fund ranking in the first performance quintile of its Lipper performance group and universe in calendar year 2003. The Fund's three-year performance results ended December 31, 2004 placed it in the first quintile of its respective Lipper performance group and in the second quintile of its Lipper performance universe. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

---

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Growth Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 84th lowest of 171 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Growth Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-646-GRO-05

Dreyfus Founders International Equity Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)

  

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, center; and Jeffrey R. Sullivan, CFA, right, regarding Fund performance for the 12-month period ended December 31, 2005.

Strong International Equity Markets

Markets were strong around the world in 2005 as 20 of 22 countries and 9 of 10 sectors posted gains in the Morgan Stanley Capital International (MSCI) World ex U.S. Index. Japan was one of the best performing markets during the year with a 25.6% return as investors became increasingly convinced that the Japanese economy was on a sustained growth path, following years of deflation and a prolonged period of underperformance in the international equity markets. Among sectors, materials was the best performer in the Index with a 27% return driven primarily by strong demand for metals. The lone weak spot was found in the telecommunications services sector, which declined nearly 11%, as investors grew impatient with the size of investments telecom companies were making and the lack of returns they were providing.

> *"Our bottom-up investment process produced strong stock selection; however, allocations in various sectors resulted in a sub-par relative return."*

Consistent Investment Approach

The positioning of the Fund was not substantially altered during the 12-month period, as we continued to seek companies whose valuations were attractive and growth potential was high. Overall, this process produced good stock selection; however, allocations in various sectors resulted in a sub-par relative return. For the 12-month period ended December 31, 2005, Dreyfus Founders International Equity Fund underperformed its benchmark, the MSCI World ex U.S. Index, which returned 14.47%.

Overall Market Drivers

The energy, materials and industrials sectors each exhibited strong performance during the period. Performance was driven by surging commodity prices—crude oil prices topped $70 a barrel, copper rose above $2 a pound and gold increased to over $500 an ounce—and robust demand in emerging markets such as China and India. Drilling companies in the energy sector, miners in the materials sector, and trading companies in the industrials sector all performed exceptionally well for the year.

Impact of Country Performance

As mentioned above, Japan was one of the best performing markets in 2005. Other countries that performed well were Canada and Norway, both rich in natural resources, which benefited from strong positions in the energy and materials sectors.

Stock selection also produced positive results for the Fund on the country level. Spain, Hong Kong and Australia were the strongest positive contributors to the Fund's relative performance, while Japan, the Netherlands and Belgium weighed on the Fund's return. The Fund benefited from its Hong Kong-listed telecom holding, and Australia's return was boosted by its exposure to the energy sector. In Japan, an underweight position in the recovering financials sector had a negative impact on the Fund's overall performance.

Industrials, Consumer Discretionary and Telecom Outperformed

The benchmark's industrials holdings produced a 25% return; however, through a slight relative overweight position and strong stock selection in this sector, the Fund's holdings gained nearly 41%. Japanese commodity trading company, **Mitsubishi Corporation**, performed extremely well with a 71% price increase during the Fund's holding period.

Solid stock picking in the consumer discretionary sector added a boost to the Fund's relative return for the period. Stock price increases in Japanese consumer electronics retailer **Yamada Denki**, German tire producer, **Continental AG**, and Swiss luxury goods firm **Compagnie Financierie Richemont AG** benefited the Fund. Yamada Denki's stock price advanced after the firm reported strong earnings results. Continental's stock rose following strong demand for the company's tires and electronic stability-control products. Richemont posted a solid gain as the high-end watch export market recovered nicely.

As stated earlier, the telecommunications services sector experienced a 10.8% decline during the period. However portfolio holding **China Mobile (Hong Kong) Limited**, the Hong Kong-listed Chinese mobile phone operator, provided a large boost to the Fund's annual relative return, as the company repeatedly beat subscriber growth numbers throughout the year.

Select Energy and Materials Stocks Boosted Return

Although the Fund's underweight position hurt relative performance in both the materials and energy sectors, individual holdings were among the top performers for the period. **BHP Billiton Limited**'s exposure to many strong commodities, including oil, copper and iron ore, helped the company's earnings increase. Australian oil company **Oil Search Limited** had a strong year as its Yemeni oil field increased production and its Papua New Guinea gas pipeline project came to fruition. Finally, **Xstrata PLC**, the U.K.-based coal and base metals company, also benefited from rising commodity prices, specifically the strong increase in coal prices.

Sectors Benefiting the Fund

Industrials
Consumer Discretionary
Telecommunications Services

IT and Consumer Staples Weighed on Performance

The Fund's overweight position coupled with weak stock selection caused the information technology (IT) and consumer staples sectors to be the largest detriments to annual performance. Casio Computer Company Limited's stock

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Mitsubishi Corporation** (Japan; 8058)	2.56%
2. **AstraZeneca Group PLC** (United Kingdom; AZN)	2.55%
3. **BP PLC** (United Kingdom; BP)	2.48%
4. **ING Groep NV** (Netherlands; ING.C)	2.11%
5. **Yamada Denki** (Japan; 9831)	1.95%
6. **Canon, Inc.** (Japan; 7751)	1.77%
7. **Volvo AB Class B** (Sweden; VOLVB)	1.72%
8. **Credit Suisse Group** (Switzerland; CSG.N)	1.68%
9. **Xstrata PLC** (United Kingdom; XTA)	1.68%
10. **Sanofi-Aventis** (France; SAN)	1.67%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	7.35%	(2.07%)	—	(4.85%)
Without sales charge	13.93%	(0.91%)	—	(3.91%)
B Shares (12/31/99)				
With redemption*	9.02%	(2.04%)	—	(4.77%)
Without redemption	13.02%	(1.64%)	—	(4.63%)
C Shares (12/31/99)				
With redemption**	12.05%	(1.66%)	—	(4.66%)
Without redemption	13.05%	(1.66%)	—	(4.66%)
F Shares (12/29/95)	13.91%	(0.86%)	7.26%	7.26%
R Shares (12/31/99)	14.22%	(0.59%)	—	(3.62%)
T Shares (12/31/99)				
With sales charge (4.50%)	8.52%	(2.05%)	—	(4.88%)
Without sales charge	13.65%	(1.14%)	—	(4.15%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

price fell after Casio Micronics, a 75%-owned subsidiary of Casio Computer, lowered its 2005 estimates. This was enough to affect Casio Computer's 2005 operating profit estimate, causing the stock to drop. Trend Micro, Inc., a Japanese developer of anti-virus software, experienced a decline on Microsoft's announcement that it would be packaging a competitive product into its operating system. The Fund sold off its positions in both companies during the period as each firm's growth profile was no longer viable. In the consumer staples sector, exposure to European food retailers **Tesco PLC** and Delhaize Group proved damaging as oil price rises choked off consumer spending and both stocks underperformed during the year.

Individual Stocks Hurt Return

Although the telecommunications services sector produced an overall positive result for the Fund, select telecom holdings did not fare well during the period. One of these was **Vodafone Group PLC**, whose share price dropped after it announced its commitment to the highly competitive Japanese market. Vodafone emphasized its plan to increase market share in Japan through more aggressive marketing, which was expected to cause further margin deterioration.

The Fund had bad timing with its holding of Toyota Motor Corporation's stock in 2005. A holding for the first half of the year, the Fund sold its position in the company as we believed Toyota was preparing to increase



Portfolio Composition of Net Assets

23.98%	Japan
19.98%	United Kingdom
8.26%	France
7.88%	Switzerland
7.49%	Germany
5.71%	Canada
4.25%	Australia
3.66%	Spain
17.11%	Other Countries
1.68%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

spending in an effort to expand production capacity. We sold the company's stock at the wrong time and watched it rally 40% as the Japanese economy and consumer began to show signs of recovery.

Other detractors were Publishing and Broadcasting Limited, an Australian media company, and Japanese healthcare holding Ono Pharmaceuticals Company Limited, which both produced double-digit declines during the period.

Sectors Detracting From the Fund
Information Technology
Consumer Staples
Materials

The Fund sold many of the poor-performing individual issues listed in this section of the commentary during the period, as we believed the company-specific events surrounding each would negatively affect earnings growth going forward.

In Conclusion

As we enter 2006, global growth appears to be strong and gaining traction as monetary policies around the world continue to be accommodative. The nascent Japanese economic recovery seems to be hitting its stride, and many economists expect the European Union's gross domestic product growth to be significantly higher in 2006 than in 2005. Additionally, the market is suggesting that the next increase to the U.S. federal funds rate may be the last of this cycle, lending further support to equity markets. Naturally, any gains in the equity markets could be tempered as the geopolitical climate remains a wildcard.

We will continue to look for companies with strong growth rates, improving business momentum and reasonable valuations.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,076.58	$7.33
Class A Hypothetical	1,000.00	1,018.06	7.15
Class B Actual	1,000.00	1,074.56	11.24
Class B Hypothetical	1,000.00	1,014.23	10.97
Class C Actual	1,000.00	1,074.76	11.24
Class C Hypothetical	1,000.00	1,014.23	10.97
Class F Actual	1,000.00	1,076.48	7.33
Class F Hypothetical	1,000.00	1,018.06	7.15
Class R Actual	1,000.00	1,077.53	6.02
Class R Hypothetical	1,000.00	1,019.34	5.87
Class T Actual	1,000.00	1,076.17	8.63
Class T Hypothetical	1,000.00	1,016.78	8.42

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

December 31, 2005

Shares		Market Value
Common Stocks (Foreign)—97.8%		
Aerospace & Defense—1.7%		
47,400	BAE Systems PLC (UK)	$ 311,338
49,000	Rolls-Royce Group PLC (UK)	360,418
		671,756
Apparel, Accessories & Luxury Goods—2.0%		
9,300	Compagnie Financiere Richemont AG (SZ)	404,809
8,800	Gildan Activewear, Inc. (CA)*	378,495
		783,304
Application Software—1.3%		
53,600	Sage Group PLC (UK)	237,935
1,450	SAP AG (GE)	262,947
		500,882
Asset Management & Custody Banks—0.5%		
12,500	Schroder's PLC (UK)	204,319
Auto Parts & Equipment—0.7%		
7,900	Denso Corporation (JA)	272,633
Automobile Manufacturers—2.1%		
3,800	DaimlerChrysler AG (GE)	193,801
11,000	Honda Motor Company Limited (JA)	627,719
		821,520
Brewers—2.9%		
71,800	Foster's Group Limited (AU)	293,706
12,600	InBev NV (BE)	548,481
7,800	Orkla ASA (NW)	323,011
		1,165,198
Broadcasting & Cable TV—1.6%		
15,600	Gestevision Telecinco SA (SP)	393,740
101	TV Asahi Corporation (JA)	250,926
		644,666
Communications Equipment—2.3%		
30,200	Nokia Oyj (FI)	552,374
112,600	Telefonaktiebolaget LM Ericsson (SW)	386,932
		939,306
Computer & Electronics Retail—2.0%		
6,200	Yamada Denki (JA)	775,953

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value
Computer Hardware—1.6%		
45,000	Fujitsu Limited (JA)	$ 342,646
51,000	Toshiba Corporation (JA)	304,439
		647,085
Computer Storage & Peripherals—0.5%		
4,500	Logitech International SA (SZ)*	211,457
Construction & Engineering—0.9%		
11,100	ACS, Actividades de Construccion y Servicios SA (SP)	357,560
Construction Materials—1.2%		
40,100	Rinker Group Limited (AU)	483,575
Construction, Farm Machinery & Heavy Trucks—1.7%		
14,500	Volvo AB Class B (SW)	683,523
Consumer Electronics—1.1%		
22,000	Matsushita Electric Industrial Company Limited (JA)	424,386
Consumer Finance—0.6%		
3,200	Sanyo Shinpan Finance Company Limited (JA)	229,550
Distillers & Vintners—1.2%		
32,500	Diageo PLC (UK)	471,116
Diversified Banks—6.3%		
82,600	Banca Intesa SPA (IT)	437,593
15,400	Banco Santander Central Hispano SA (SP)	203,279
19,919	Barclays PLC (UK)	209,403
5,607	BNP Paribas SA (FR)	453,698
34,300	Capitalia SPA (IT)	198,564
18,200	HBOS PLC (UK)	310,953
6,700	Royal Bank of Scotland Group PLC (UK)	202,314
3,900	Societe Generale (FR)	479,709
		2,495,513
Diversified Capital Markets—2.3%		
13,100	Credit Suisse Group (SZ)	667,910
2,470	UBS AG (SZ)	235,140
		903,050
Diversified Chemicals—1.5%		
7,900	BASF AG (GE)	605,383
Diversified Metals & Mining—4.1%		
32,100	BHP Billiton Limited (AU)	535,353
7,700	Teck Cominco Limited Class B (CA)	410,998
28,500	Xstrata PLC (UK)	666,896
		1,613,247
Electric Utilities—2.1%		
4,900	E.ON AG (GE)	507,345
75,200	International Power PLC (UK)	309,883
		817,228

See notes to statements of investments.

Shares		Market Value
Electrical Components & Equipment—2.0%		
2,500	Schneider Electric SA (FR)	$ 223,008
38,000	Sumitomo Electric Industries Limited (JA)	577,081
		800,089
Electronic Equipment Manufacturers—1.4%		
15,600	Hoya Corporation (JA)	560,851
Food Retail—0.6%		
42,000	Tesco PLC (UK)	239,556
Heavy Electrical Equipment—0.5%		
29,000	Mitsubishi Electric Corporation (JA)	205,325
Integrated Oil & Gas—6.5%		
92,619	BP PLC (UK)	986,427
7,300	Husky Energy, Inc. (CA)	370,495
17,100	Repsol YPF SA (SP)	499,416
7,400	Royal Dutch Shell PLC Class A (NE)	225,489
2,158	Total SA (FR)	542,119
		2,623,946
Integrated Telecommunication Services—2.4%		
94,100	BT Group PLC (UK)	360,647
21,000	Telenor ASA (NW)	206,132
9,800	Telus Corporation (CA)	403,465
		970,244
Investment Banking & Brokerage—1.1%		
22,000	Daiwa Securities Group, Inc. (JA)	249,409
3,900	Macquarie Bank Limited (AU)	194,843
		444,252
Life & Health Insurance—0.6%		
87,900	Old Mutual PLC (UK)	249,166
Marine—1.0%		
38	AP Moller-Maersk AS (DE)	393,145
Movies & Entertainment—1.5%		
18,400	Vivendi Universal SA (FR)	576,375
Multi-Line Insurance—1.7%		
16,200	Aviva PLC (UK)	196,507
3,900	Baloise Holding Limited (SZ)	227,779
1,100	Zurich Financial Services AG (SZ)	234,381
		658,667
Office Electronics—1.8%		
12,000	Canon, Inc. (JA)	702,082
Oil & Gas Exploration & Production—1.9%		
12,200	Eni SPA (IT)	338,399
2,200	Norsk Hydro ASA (NW)	225,890
67,800	Oil Search Limited (AU)	183,404
		747,693

Shares		Market Value
Other Diversified Financial Services—2.8%		
24,200	ING Groep NV (NE)	$ 839,422
6,600	Sun Life Financial, Inc. (CA)	265,306
		1,104,728
Packaged Foods & Meats—0.8%		
1,090	Nestlé SA Registered (SZ)	325,980
Pharmaceuticals—13.5%		
8,500	Astellas Pharma, Inc. (JA)	331,539
20,800	AstraZeneca Group PLC (UK)	1,012,443
11,400	Eisai Company Limited (JA)	478,484
14,800	GlaxoSmithKline PLC (UK)	374,074
10,959	Novartis AG (SZ)	575,846
8,980	Novo Nordisk AS Class B (DE)	505,143
1,670	Roche Holding AG (SZ)	250,735
7,600	Sanofi-Aventis (FR)	665,799
9,500	Santen Pharmaceutical Company Limited (JA)	262,602
6,100	Schering AG (GE)	408,376
9,900	Takeda Pharmaceuticals Company Limited (JA)	535,566
		5,400,607
Precious Metals & Minerals—0.6%		
11,500	ThyssenKrupp AG (GE)	240,156
Railroads—1.1%		
5,500	Canadian National Railway Company (CA)	440,662
Semiconductor Equipment—0.7%		
4,100	Tokyo Electron Limited (JA)	257,608
Soft Drinks—1.0%		
12,900	Coca-Cola Hellenic Bottling Company SA (GR)	379,960
Steel—1.3%		
14,900	JFE Holdings, Inc. (JA)	500,309
Tires & Rubber—2.1%		
6,300	Continental AG (GE)	558,624
19,000	Sumitomo Rubber Industries Limited (JA)	270,658
		829,282
Tobacco—1.7%		
29,700	British American Tobacco PLC (UK)	664,315
Trading Companies & Distributors—3.4%		
46,000	Mitsubishi Corporation (JA)	1,018,018
28,000	Mitsui & Company Limited (JA)	359,690
		1,377,708
Wireless Telecommunication Services—3.6%		
7,000	Bouygues SA (FR)	342,252
118,900	China Mobile (Hong Kong) Limited (HK)	562,780
267,775	Vodafone Group PLC (UK)	578,213
		1,483,245
Total Common Stocks (Foreign) **(Cost—$28,444,835)**		38,898,161

See notes to statements of investments.

STATEMENT OF INVESTMENTS

December 31, 2005 *(continued)*

Shares	*Market Value*
Preferred Stocks (Foreign)—0.5%	
Healthcare Equipment—0.5%	
1,500 Fresenius AG Preferred (GE)	$ 203,149
Total Preferred Stocks (Foreign) **(Cost—$185,201)**	203,149

Principal Amount	*Amortized Cost*
Corporate Short-Term Notes—1.5%	
Special Purpose Entity—1.5%	
$600,000 CAFCO LLC 4.12% 1/3/06~	$ 599,863
Total Corporate Short-Term Notes **(Amortized Cost—$599,863)**	599,863
Total Investments—99.8% **(Total Cost—$29,229,899)**	39,701,173
Other Assets and Liabilities—0.2%	66,015
Net Assets—100.0%	$39,767,188

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $599,863, or 1.5%, of the Fund's net assets as of December 31, 2005. See notes to financial statements.*

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 29,229,899
Investment securities, at market	39,701,173
Cash	132,990
Foreign currency (cost $993)	1,001
Receivables:	
Capital shares sold	17,415
Dividends and interest	57,420
From adviser	15,881
Other assets	36,412
Total Assets	39,962,292

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	108,252
Advisory fees	25,340
Shareholder servicing fees	7,843
Accounting fees	3,379
Distribution fees	4,483
Transfer agency fees	13,564
Custodian fees	1,466
Directors' deferred compensation	8,178
Other	22,599
Total Liabilities	195,104
Net Assets	$ 39,767,188

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 56,584,115
Accumulated net investment loss	(4,110)
Accumulated net realized loss from security and foreign currency transactions	(27,282,847)
Net unrealized appreciation on investments and foreign currency translation	10,470,030
Total	$ 39,767,188

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	25,519,479
Shares Outstanding		1,899,179
Net Asset Value, Redemption Price Per Share	$	13.44
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	14.26

Class B

Net Assets	$	1,966,435
Shares Outstanding		149,885
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.12

Class C

Net Assets	$	584,456
Shares Outstanding		44,653
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.09

Class F

Net Assets	$	11,484,573
Shares Outstanding		853,208
Net Asset Value, Offering and Redemption Price Per Share	$	13.46

Class R

Net Assets	$	69,710
Shares Outstanding		5,137
Net Asset Value, Offering and Redemption Price Per Share	$	13.57

Class T

Net Assets	$	142,535
Shares Outstanding		10,664
Net Asset Value, Redemption Price Per Share	$	13.37
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	14.00

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	991,687
Interest		11,055
Foreign taxes withheld		(115,173)
Total Investment Income		887,569

Expenses

Advisory fees—Note 2	380,617
Shareholder servicing fees—Note 2	93,921
Accounting fees—Note 2	38,062
Distribution fees—Note 2	45,631
Transfer agency fees—Note 2	73,709
Registration fees	56,415
Postage and mailing expenses	3,011
Custodian fees and expenses—Note 2	50,860
Printing expenses	41,124
Legal and audit fees	15,266
Directors' fees and expenses—Note 2	8,150
Other expenses	49,651
Total Expenses	856,417
Earning Credits	(3,172)
Reimbursed/Waived Expenses	(289,434)
Expense Offset to Broker Commissions	(12,641)
Net Expenses	551,170
Net Investment Income	336,399

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		3,946,597
Foreign Currency Transactions		(14,891)
Net Realized Gain		3,931,706
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		683,031
Net Realized and Unrealized Gain		4,614,737
Net Increase in Net Assets Resulting from Operations	$	4,951,136

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 336,399	$ 277,266
Net Realized Gain on Security and Foreign Currency Transactions	3,931,706	8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	683,031	(886,438)
Net Increase in Net Assets Resulting from Operations	4,951,136	7,874,212
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(221,917)	(185,495)
Class B	(3,527)	0
Class C	(1,574)	0
Class F	(100,227)	(72,290)
Class R	(750)	(11,405)
Class T	(912)	(511)
Net Decrease from Dividends and Distributions	(328,907)	(269,701)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,546,598)	(2,078,483)
Class B	(529,010)	(527,506)
Class C	42,438	(94,599)
Class F	(729,040)	(980,705)
Class R	(4,365)	(3,373,718)
Class T	(48,533)	(31,098)
Net Decrease from Capital Share Transactions	(3,815,108)	(7,086,109)
Net Increase in Net Assets	807,121	518,402
Net Assets		
Beginning of year	$ 38,960,067	$ 38,441,665
End of year	$ 39,767,188	$ 38,960,067
Undistributed (Accumulated) Net Investment Income (Loss)	$ (4,110)	$ 3,289

See notes to financial statements.

FINANCIAL HIGHLIGHTS

| | **Year ended December 31,** | | | | |
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.90	$9.77	$7.19	$10.03	$14.42
Income from investment operations:					
Net investment income (loss)	0.12	0.08	0.06	0.01	0.00[a]
Net realized and unrealized gains (losses) on securities	1.54	2.14	2.59	(2.84)	(4.39)
Total from investment operations	1.66	2.22	2.65	(2.83)	(4.39)
Less dividends and distributions:					
From net investment income	(0.12)	(0.09)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.09)	(0.07)	(0.01)	0.00
Net Asset Value, end of year	$13.44	$11.90	$9.77	$7.19	$10.03
Total Return[b]	13.93%	22.69%	36.84%	(28.19%)	(30.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$25,519	$25,076	$22,432	$18,217	$29,151
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.44%	1.42%	1.41%	1.40%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.44%
Net investment income (loss)	0.94%	0.74%	0.80%	0.13%	(0.74%)
Portfolio turnover rate[d]	54%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.15% (2005), 2.05% (2004), 2.48% (2003), 2.18% (2002), and 1.78% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.63	$9.55	$7.03	$9.87	$14.29
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.00[a, b]	(0.08)	(0.11)	(0.12)
Net realized and unrealized gains (losses) on securities	1.49	2.08	2.61	(2.73)	(4.30)
Total from investment operations	1.51	2.08	2.53	(2.84)	(4.42)
Less dividends and distributions:					
From net investment income	(0.02)	0.00	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.02)	0.00	(0.01)	0.00	0.00
Net Asset Value, end of year	$13.12	$11.63	$9.55	$7.03	$9.87
Total Return[c]	13.02%	21.78%	35.95%	(28.77%)	(30.93%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,966	$2,281	$2,372	$2,201	$3,786
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.19%	2.16%	2.16%	2.16%	2.28%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	0.21%	0.00%	0.07%	(0.61%)	(1.03%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.04% (2005), 2.85% (2004), 3.32% (2003), 2.91% (2002), and 2.67% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.61	$9.53	$7.02	$9.86	$14.27
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.00[a, b]	(0.26)	(0.29)	(0.16)
Net realized and unrealized gains (losses) on securities	1.50	2.08	2.77	(2.55)	(4.25)
Total from investment operations	1.52	2.08	2.51	(2.84)	(4.41)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.09	$11.61	$9.53	$7.02	$9.86
Total Return[c]	13.05%	21.83%	35.76%	(28.80%)	(30.90%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$584	$476	$482	$532	$1,429
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.20%	2.16%	2.16%	2.16%	2.29%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	0.14%	0.03%	0.08%	(0.63%)	(0.99%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*

b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*

c. *Sales charges are not reflected in the total return.*

d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.94% (2005), 2.87% (2004), 3.25% (2003), 3.11% (2002), and 2.85% (2001).*

e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.92	$9.78	$7.18	$10.03	$14.40
Income from investment operations:					
Net investment income (loss)	0.11[a]	0.08[a]	(0.01)	(0.05)	(0.07)
Net realized and unrealized gains (losses) on securities	1.55	2.14	2.68	(2.79)	(4.30)
Total from investment operations	1.66	2.22	2.67	(2.84)	(4.37)
Less dividends and distributions:					
From net investment income	(0.12)	(0.08)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.08)	(0.07)	(0.01)	0.00
Net Asset Value, end of year	$13.46	$11.92	$9.78	$7.18	$10.03
Total Return	13.91%	22.70%	37.17%	(28.30%)	(30.35%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$11,485	$10,885	$9,837	$9,321	$16,640
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.44%	1.41%	1.40%	1.40%	1.55%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.52%
Net investment income (loss)	0.92%	0.76%	0.80%	0.12%	(0.26%)
Portfolio turnover rate[c]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 2.10% (2004), 2.52% (2003), 2.13% (2002), and 1.99% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.01	$9.82	$7.22	$10.08	$14.45
Income from investment operations:					
Net investment income (loss)	0.14[b]	0.13[b]	0.09	0.02	0.00[a]
Net realized and unrealized gains					
(losses) on securities	1.57	2.17	2.60	(2.85)	(4.37)
Total from investment operations	1.71	2.30	2.69	(2.83)	(4.37)
Less dividends and distributions:					
From net investment income	(0.15)	(0.11)	(0.09)	(0.03)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.15)	(0.11)	(0.09)	(0.03)	0.00
Net Asset Value, end of year	$13.57	$12.01	$9.82	$7.22	$10.08
Total Return	14.22%	23.45%	37.27%	(28.10%)	(30.24%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$70	$66	$3,146	$2,470	$6,102
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	1.20%	1.15%	1.15%	1.16%	1.28%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.15%	1.26%
Net investment income (loss)	1.15%	1.21%	1.03%	0.27%	(0.04%)
Portfolio turnover rate[d]	54%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.35% (2005), 1.65% (2004), 1.95% (2003), 1.71% (2002), and 1.57% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.84	$9.70	$7.14	$9.97	$14.37
Income from investment operations:					
Net investment income (loss)	0.08[b]	0.06[b]	0.00[a]	(0.10)	(0.09)
Net realized and unrealized gains					
(losses) on securities	1.54	2.11	2.61	(2.73)	(4.31)
Total from investment operations	1.62	2.17	2.61	(2.83)	(4.40)
Less dividends and distributions:					
From net investment income	(0.09)	(0.03)	(0.05)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.09)	(0.03)	(0.05)	0.00	0.00
Net Asset Value, end of year	$13.37	$11.84	$9.70	$7.14	$9.97
Total Return[c]	13.65%	22.42%	36.58%	(28.39%)	(30.62%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$143	$175	$172	$158	$343
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	1.69%	1.66%	1.65%	1.65%	1.80%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.65%	1.77%
Net investment income (loss)	0.67%	0.57%	0.67%	(0.12%)	(0.53%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.81% (2005), 2.44% (2004), 2.88% (2003), 4.00% (2002), and 2.86% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 *(continued)*

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian and expense offsets to broker commissions) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent written contractual commitment. For the year ended December 31, 2005, $271,337 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $25,972 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $10,108 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency

fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$50,313
Class B	$6,701
Class C	$1,172
Class R	$1,012
Class T	$840

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $930 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $3,563 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $27,025 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$61,518
Class B	$14,400	$4,800
Class C	$3,863	$1,288
Class T	$343	$343

During the year ended December 31, 2005, DSC retained $278 in sales commissions from the sales of Class A shares. DSC also retained $9781 and $40 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $18,097, which reduced the amount paid to Mellon Bank to $32,763.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, defered compensation, foreign currency transactions and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(14,891)	$14,891	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$328,907	$269,701
Long-Term Capital Gain	$ 0	$ 0
	$328,907	$269,701

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $3,946,147. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2008	$3,805,803
2009	$10,099,981
2010	$5,986,171
2011	$7,339,094
	$27,231,049

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Foreign Currency Loss Deferral	$(2,188)
Undistributed Ordinary Income	$4,737
Other Book/Tax Differences	$(7,904)
Federal Tax Cost	$29,281,696
Gross Tax Appreciation of Investments	$10,468,302
Gross Tax Depreciation of Investments	$(48,825)
Net Tax Appreciation	$10,419,477

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	48,763	$ 599,013	111,208	$ 1,148,486
Dividends or Distributions Reinvested	15,907	$ 210,698	14,688	$ 174,191
Redeemed	(272,133)	$ (3,356,309)	(315,412)	$ (3,401,160)
Net Decrease	(207,463)	$ (2,546,598)	(189,516)	$ (2,078,483)
Class B				
Sold	22,161	$ 266,981	11,870	$ 124,485
Dividends or Distributions Reinvested	212	$ 2,770	0	$ 0
Redeemed	(68,649)	$ (798,761)	(64,211)	$ (651,991)
Net Decrease	(46,276)	$ (529,010)	(52,341)	$ (527,506)

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class C				
Sold	13,942	$ 162,011	6,433	$ 64,792
Dividends or Distributions Reinvested	52	$ 684	0	$ 0
Redeemed	(10,373)	$ (120,257)	(15,944)	$ (159,391)
Net Increase (Decrease)	3,621	$ 42,438	(9,511)	$ (94,599)
Class F				
Sold	129,124	$ 1,589,753	470,504	$ 4,815,790
Dividends or Distributions Reinvested	7,163	$ 95,978	5,843	$ 69,420
Redeemed	(196,116)	$ (2,414,771)	(569,384)	$ (5,865,915)
Net Decrease	(59,829)	$ (729,040)	(93,037)	$ (980,705)
Class R				
Sold	75	$ 1,000	40,338	$ 419,337
Dividends or Distributions Reinvested	55	$ 750	957	$ 11,405
Redeemed	(518)	$ (6,115)	(355,989)	$ (3,804,460)
Net Decrease	(388)	$ (4,365)	(314,694)	$ (3,373,718)
Class T				
Sold	111	$ 1,276	1,431	$ 14,400
Dividends or Distributions Reinvested	66	$ 881	42	$ 492
Redeemed	(4,290)	$ (50,690)	(4,460)	$ (45,990)
Net Decrease	(4,113)	$ (48,533)	(2,987)	$ (31,098)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $20,421,360 and $25,809,492, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 0.00% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

International Equity Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking fourth out of 14 Lipper-selected "peer funds," and in the first quintile of its Lipper international multi-cap core fund performance universe, ranking 31st of 259 funds. The directors noted that the Fund's performance had improved significantly since the current portfolio management team assumed its duties in March 2003, with the Fund placing in the first quintile of its Lipper-selected group and universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

---

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on Page 2 of the Fund's quarterly commentary. Class F rankings reflect applicable fee waivers and expense limitations, but do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, International Equity Fund's management fees ranked in the first (best) quintile of its Lipper competitive expense group, with the Fund's fees the second lowest of 14 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 14 funds in its group. The Fund's management fees were in the first (best) quintile of its Lipper expense universe, placing eighth lowest of 60 funds. The directors noted that Founders has agreed to permanently waive the portion of its management fee for the Fund that exceeds 0.75% of the Fund's average net assets, and has further agreed to a permanent limitation upon the total expenses of each class of the Fund's shares.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds. However, the International Equity Fund's 2005 expense ratios, net of brokerage offsets and credits earned on cash balances held by the Fund's custodian, are not expected to increase, due to Founders' commitment to permanently limit such net expense ratios to certain levels.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

• That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives

(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders International Equity Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-INE-05

Dreyfus Founders Mid-Cap Growth Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW
(unaudited)

 

A discussion with co-portfolio managers John B. Jares, CFA, left; and Daniel E. Crowe, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Countervailing Economic Factors

The market struggled with countervailing forces throughout 2005. Continued economic growth, benign core inflation, strong consumer spending, corporate balance sheets flush with cash, and further housing price gains were favorable to the market during the year. Offsetting this, however, were increases in energy costs, the Federal Reserve's continued campaign of raising the federal funds rate, catastrophic Gulf Coast hurricanes, terrorism in London, and declining approval ratings for President Bush. These factors combined to lead to robust earnings growth offset by declining valuations, which in turn produced moderate increases in stock prices.

Modest Changes in Composition Helped Fund

The number of holdings in the Fund remained consistent within the range of 50-60 positions, and cash levels and turnover rates were similar to 2004 levels. However, the Fund transitioned its allocation from being overweight the consumer discretionary sector and underweight the healthcare sector to holding an overweight position in healthcare and an underweight position in consumer discretionary. The Fund's consumer discretionary weighting declined as high valuations, coupled

"Portfolio composition changes positively impacted the Fund's relative performance during the period."

with headwinds that were likely to slow consumer spending, led us to find fewer investments within this sector. The number of healthcare positions was increased as we found more opportunities at attractive valuations.

Dreyfus Founders Mid-Cap Growth Fund's return for the 12-month period ended December 31, 2005 was competitive[1] with its benchmark, the Russell MidCap Growth Index, which produced a 12.10% return. The Fund's relative performance was primarily driven by strong stock picking overall, particularly in the information technology (IT) and industrials sectors. However, some weak stock choices in the financials and, to a lesser extent, energy sectors partially offset the gains made by strong stock selection elsewhere.

Compelling Opportunities

We found compelling growth opportunities in many sectors during the period, including the information technology, healthcare and industrials sectors. Information technology companies with strong cyclical demand for their products presented attractive investment options for the Fund. Furthermore, companies with industry-leading products in fast growing markets also presented prospects for growth. Industrials companies in general benefited from continued economic expansion and, to a lesser extent, increased corporate spending. The airline industry within the industrials sector rose on a rationalization of capacity within the industry due to the numerous recent bankruptcies. And although the Fund's allocation and stock selection in the energy sector did not help its relative performance, many energy companies in general continued to benefit from large increases in the prices of oil and natural gas.

Strong Stock Picking

The Fund's relative performance overall was mostly driven by strong stock picking across a number of sectors. Solid selection of holdings in the information technology sector provided outperformance relative to the Index. Among the top performers in IT, and in the Fund overall, was SanDisk, Inc., a leading supplier of NAND flash memory, which benefited from favorable supply and demand characteristics. Apple Computer, Inc.'s use of SanDisk's flash memory within the new iPod nano MP3 music player, as well as expected strong demand in music-enabled cell phones, gave credence to the stock's growth. SanDisk's stock was purchased during the period on the expectation

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual Total Returns for all share classes, including and excluding sales charges.

that NAND flash memory demand would increase; however, the stock was later sold due to concerns of increased supply entering the market. We purchased Cogent Systems, Inc., a provider of biometric solutions including automated fingerprint identification systems (AFIS), in the second quarter of the period after a substantial pullback by the market over a secondary offering of shares. After the secondary offering was completed, the company's strong fundamentals and leading position in the AFIS industry led to strong share-price appreciation. The position was sold later in the period over concerns about delays in potential contract wins in Europe.

Sectors Benefiting the Fund

Information Technology
Industrials
Telecommunications Services

As was mentioned above, the airline industry within the industrials sector saw many stocks realizing gains during the period, including **AMR Corporation**, parent company of American Airlines. Recent bankruptcies accelerated the reduction of capacity in the industry, resulting in a much-improved pricing environment. In addition, aggressive cuts in operating costs compensated for the period's higher price of fuel. For the first time in several years, American Airlines is expected to be profitable in 2006. Other industrials players that

Largest Equity Holdings (ticker symbol)	
1. **Harman International Industries, Inc.** (HAR)	**3.54%**
2. **American Tower Corporation** (AMT)	**3.26%**
3. **R.H. Donnelley Corporation** (RHD)	**3.09%**
4. **Ball Corporation** (BLL)	**3.00%**
5. **Omnicare, Inc.** (OCR)	**2.73%**
6. **PerkinElmer, Inc.** (PKI)	**2.73%**
7. **FLIR Systems, Inc.** (FLIR)	**2.49%**
8. **Covance, Inc.** (CVD)	**2.46%**
9. **Thomas and Betts Corporation** (TNB)	**2.40%**
10. **Scientific Games Corporation** (SGMS)	**2.24%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	6.36%	0.13%	—	(4.23%)
Without sales charge	12.77%	1.33%	—	(3.28%)
B Shares (12/31/99)				
With redemption*	7.72%	0.34%	—	(4.03%)
Without redemption	11.72%	0.73%	—	(3.92%)
C Shares (12/31/99)				
With redemption**	10.62%	0.46%	—	(4.14%)
Without redemption	11.62%	0.46%	—	(4.14%)
F Shares (9/8/61)	12.74%	1.86%	4.62%	N/A
R Shares (12/31/99)	12.89%	1.50%	—	(3.12%)
T Shares (12/31/99)				
With sales charge (4.50%)	6.49%	(0.53%)	—	(4.87%)
Without sales charge	11.59%	0.37%	—	(4.14%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

aided the Fund's relative performance for the period included **Thomas and Betts Corporation**. A rebound in commercial construction from previous lows during 2002 and 2003, as well as a build-out of the utility transmission infrastructure, drove double-digit revenue growth for the company. In addition, increased capacity utilization and productivity improvements resulted in higher margins for Thomas and Betts despite a higher raw material cost environment. The company was also able to raise prices due to increased demand for its products.

Strong stock selection in the telecommunications services sector aided the Fund's return; the Fund's relative overweight position during the period also benefited the Fund's performance. Telecom issue **American Tower Corporation**'s stock price rose as investors continued to realize the attractive fundamentals within the cellular tower industry. The industry recently consolidated to a smaller number of financially strong players and has enjoyed stable price increases, improving balance sheets and strong cash flow generation. The stock remained a large holding in the Fund at the end of the period.



Portfolio Composition of Net Assets

22.60%	Healthcare
20.69%	Consumer Discretionary
17.17%	Information Technology
10.76%	Industrials
8.36%	Materials
6.73%	Financials
6.65%	Energy
3.26%	Telecommunications Services
1.09%	Consumer Staples
2.69%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Other Strong Performers

Other notable strong performers during the period included Blackboard, Inc. and **CB Richard Ellis Group, Inc.** A provider of educational software, Blackboard continued to see strong demand for its academic suite of products and upgrades; however, the Fund's position in this stock was sold during the year due to concerns regarding valuation. CB Richard Ellis, a worldwide provider of commercial real estate services, performed strongly as the company raised earnings guidance multiple times throughout the period. Increased earnings were driven by the strong recovery in the commercial real estate market; CB Richard Ellis outperformed many other financial services companies, as the company was not negatively impacted by the flattening yield curve experienced in 2005.

Financials and Energy Weighed on Performance

The aforementioned flattening yield curve negatively impacted the growth opportunities of many financial services companies, particularly banks, during 2005. Slowing growth in areas such as credit card receivables also had a negative impact on financial companies. The Fund's slight relative overweight position and weak stock selection in this sector was the largest weight on Fund performance for the period. First Marblehead Corporation, a provider of outsourcing services for private education lending, saw its stock price drop during the period as investors became concerned over the company's long-term growth rate and management issues: the company delivered slower-than-expected facilitation volume growth in the second and third quarters, and management issues arose involving the CEO's resignation for the alleged giving of improper gifts to an employee at one of First Marblehead's larger customers. Ambac Financial Group, Inc. also underperformed, as slower credit enhancement production was a sign that future earnings growth was likely to slow. The Fund exited its positions in these stocks by the end of the period, as we believed stronger growth opportunities existed elsewhere.

Although energy was a strong-performing sector in the Index during the period, the Fund's underweight allocation and poor selection of energy stocks impeded the Fund's relative return.

Select IT Issues Hurt Return

As was previously mentioned, the information technology sector positively impacted the Fund's return; however, select IT stocks did detract from the Fund's performance in this sector. Zebra Technologies Corporation missed second quarter earnings because of weak retail numbers and economic conditions in Europe. A slower-than-expected adoption of radio frequency identification (RFID) technologies also impacted the near-term growth of the company. CDW Corporation underperformed as the company missed earnings expectations and saw revenue growth at slower-than-historical levels. Furthermore, management failed to maximize investor returns by not deploying its significant cash position. VERITAS Software Corporation declined in the first half of the period, as investors were concerned over the strategic rationale of the acquisition of VERITAS by Symantec. TIBCO Software, Inc. was another underperforming IT stock.

Sectors Detracting From the Fund

Financials
Energy
Utilities

Individual Issues Impeded Return

Tempur-Pedic International, Inc. was a notable individual poor performer as the company delivered slightly lower-than-expected revenue growth in the second quarter of the period, and announced substantially lower-than-expected earnings and revenue for the period's third quarter. Management credibility was negatively impacted by a lack of identification of the underlying problems that led to the large shortfall in the third quarter. Healthcare holding Biomet, Inc. declined over increasing concerns on pricing pressure for the company's orthopedic hips and knees, and worries regarding slowing procedures growth.

Positioned for 2006

At the end of the period, the Fund was comprised of companies we believed may continue to grow through a slowing economic environment—this included many healthcare companies and select stocks within the information technology sector. The Fund was also positioned to benefit from increased spending within the telecommunications services sector. The Fund held underweight positions in sectors likely to be negatively impacted by slowing consumer spending. Finally, the Fund held a reduced relative position in the energy sector as a slowing economy may lead to lower demand for oil and natural gas. Furthermore, the weighting of this sector in the Fund's benchmark, the Russell MidCap Growth Index, has increased substantially due to changes in the composition in the Index; we have not found a corresponding increase in the number of energy sector investments that we find compelling.

We will continue to focus on our bottom-up investment process and will work diligently to seek the most attractive mix of potential reward and limited risk.



John B. Jares, CFA   Daniel E. Crowe, CFA
Co-Portfolio Manager   Co-Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses   The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes   The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

12

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,069.92	$8.09
Class A Hypothetical	1,000.00	1,017.29	7.91
Class B Actual	1,000.00	1,067.65	12.40
Class B Hypothetical	1,000.00	1,013.06	12.15
Class C Actual	1,000.00	1,067.19	11.98
Class C Hypothetical	1,000.00	1,013.46	11.74
Class F Actual	1,000.00	1,070.98	7.20
Class F Hypothetical	1,000.00	1,018.16	7.04
Class R Actual	1,000.00	1,071.84	6.48
Class R Hypothetical	1,000.00	1,018.88	6.33
Class T Actual	1,000.00	1,067.04	13.49
Class T Hypothetical	1,000.00	1,011.98	13.22

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.55%
Class B	2.38%
Class C	2.30%
Class F	1.38%
Class R	1.24%
Class T	2.59%

Shares		Market Value
Common Stocks (Domestic)—90.3%		
Advertising—3.1%		
57,375	R.H. Donnelley Corporation*	$ 3,535,446
Airlines—1.9%		
100,000	AMR Corporation*	2,223,000
Application Software—1.5%		
39,000	NAVTEQ*	1,710,930
Automotive Retail—2.2%		
58,000	Advance Auto Parts, Inc.*	2,520,680
Biotechnology—3.8%		
20,000	Cephalon, Inc.*	1,294,800
30,500	Neurocrine Biosciences, Inc.*	1,913,265
94,000	Senomyx, Inc.*	1,139,280
		4,347,345
Casinos & Gaming—3.4%		
94,000	Scientific Games Corporation*	2,564,320
25,000	Wynn Resorts Limited*	1,371,250
		3,935,570
Commercial Printing—1.7%		
150,000	Cenveo, Inc.*	1,974,000
Communications Equipment—1.3%		
135,000	Tellabs, Inc.*	1,471,500
Consumer Electronics—3.5%		
41,425	Harman International Industries, Inc.	4,053,436
Data Processing & Outsourced Services—2.3%		
25,500	Fiserv, Inc.*	1,103,385
40,000	Paychex, Inc.	1,524,800
		2,628,185
Department Stores—0.8%		
18,550	Kohl's Corporation*	901,530
Electrical Components & Equipment—4.0%		
33,675	Genlyte Group, Inc.*	1,803,970
65,450	Thomas and Betts Corporation*	2,746,282
		4,550,252
Electronic Equipment Manufacturers—4.3%		
60,500	Agilent Technologies, Inc.*	2,014,045
128,000	FLIR Systems, Inc.*	2,858,240
		4,872,285
Healthcare Equipment—2.7%		
132,675	PerkinElmer, Inc.	3,125,823
Healthcare Services—2.7%		
54,700	Omnicare, Inc.	3,129,934

Shares		Market Value

Healthcare Supplies—3.9%

61,300	Dade Behring Holdings, Inc.	$ 2,506,557
36,700	DENTSPLY International, Inc.	1,970,423
		4,476,980

Home Entertainment Software—1.0%

| 85,500 | Activision, Inc.* | 1,174,770 |

Home Furnishings—1.0%

| 13,475 | Mohawk Industries, Inc.* | 1,172,056 |

Homefurnishing Retail—1.8%

| 55,475 | Bed Bath & Beyond, Inc.* | 2,005,421 |

Housewares & Specialties—1.8%

| 69,000 | Jarden Corporation* | 2,080,350 |

Leisure Facilities—0.5%

| 13,175 | Royal Caribbean Cruises Limited | 593,666 |

Leisure Products—1.0%

| 28,500 | Brunswick Corporation | 1,158,810 |

Managed Healthcare—1.5%

| 29,025 | Coventry Health Care, Inc.* | 1,653,264 |

Metal & Glass Containers—3.0%

| 86,575 | Ball Corporation | 3,438,759 |

Oil & Gas Equipment & Services—4.2%

61,400	BJ Services Company	2,251,538
30,150	FMC Technologies, Inc.*	1,294,038
35,000	Weatherford International Limited*	1,267,000
		4,812,576

Oil & Gas Exploration & Production—1.3%

| 29,300 | Newfield Exploration Company* | 1,467,051 |

Oil & Gas Refining & Marketing—1.2%

| 26,000 | Valero Energy Corporation | 1,341,600 |

Packaged Foods & Meats—1.1%

| 28,500 | J. M. Smucker Company | 1,254,000 |

Pharmaceuticals—6.0%

58,000	Covance, Inc.*	2,815,900
100,000	MGI Pharma, Inc.*	1,716,000
105,125	Theravance, Inc.*	2,367,415
		6,899,315

Real Estate Management & Development—2.1%

| 40,950 | CB Richard Ellis Group, Inc.* | 2,409,908 |

Regional Banks—1.0%

| 66,000 | UCBH Holdings, Inc. | 1,180,080 |

See notes to statement of investments.

Shares		Market Value
Semiconductors—4.8%		
106,000	Cypress Semiconductor Corporation*	$ 1,510,500
92,400	Freescale Semiconductor, Inc. Class B*	2,325,708
46,650	Maxim Integrated Products, Inc.	1,690,596
		5,526,804
Specialty Chemicals—1.7%		
31,100	Sigma-Aldrich Corporation	1,968,319
Steel—3.7%		
68,000	Allegheny Technologies, Inc.	2,453,440
25,850	Nucor Corporation	1,724,712
		4,178,152
Systems Software—1.0%		
23,000	MICROS Systems, Inc.*	1,111,360
Thrifts & Mortgage Finance—1.0%		
27,000	The PMI Group, Inc.	1,108,890
Trading Companies & Distributors—1.3%		
20,750	W.W. Grainger, Inc.	1,475,325
Trucking—1.9%		
93,100	J.B. Hunt Transport Services, Inc.	2,107,784
Wireless Telecommunication Services—3.3%		
138,050	American Tower Corporation*	3,741,155
Total Common Stocks (Domestic) **(Cost—$93,942,162)**		103,316,311
Common Stocks (Foreign)—7.1%		
Auto Parts & Equipment—1.5%		
38,500	Autoliv, Inc. (SW)	1,748,670
Healthcare Equipment—2.0%		
40,975	Mettler-Toledo International, Inc. (SZ)*	2,261,820
Investment Banking & Brokerage—1.8%		
65,150	Lazard Limited Class A (BD)	2,078,285
Multi-Line Insurance—0.8%		
17,000	Arch Capital Group Limited (BD)*	930,750
Semiconductors—1.0%		
69,125	ATI Technologies, Inc. (CA)*	1,174,435
Total Common Stocks (Foreign) **(Cost—$6,981,107)**		8,193,960

Principal Amount	Amortized Cost
Corporate Short-Term Notes—2.4%	
Special Purpose Entity—2.4%	
$2,800,000 CAFCO LLC	
4.12% 1/3/06~	$ 2,799,359
Total Corporate Short-Term Notes	
(Amortized Cost—$2,799,359)	2,799,359
Total Investments—99.8%	
(Total Cost—$103,722,628)	114,309,630
Other Assets and Liabilities—0.2%	281,109
Net Assets—100.0%	$114,590,739

Notes to Statements of Investments

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,799,359, or 2.4%, of the Fund's net assets as of December 31, 2005.*
*   *Non-income producing.*
     BD - Bermuda
     CA - Canada
     SW - Sweden
     SZ - Switzerland

See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2005

Assets

Investment securities, at cost	$	103,722,628
Investment securities, at market		114,309,630
Cash		167,613
Receivables:		
Investment securities sold		356,639
Capital shares sold		31,945
Dividends and interest		39,364
Other assets		32,375
Total Assets		114,937,566

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		149,982
Advisory fees		80,537
Shareholder servicing fees		13,283
Accounting fees		5,933
Distribution fees		12,547
Transfer agency fees		8,650
Custodian fees		1,379
Directors' deferred compensation		32,375
Other		42,141
Total Liabilities		346,827
Net Assets	$	114,590,739

Composition of Net Assets

Capital (par value and paid-in surplus)	$	134,417,588
Accumulated net investment loss		(21,525)
Accumulated net realized loss from security and foreign currency transactions		(30,392,326)
Net unrealized appreciation on investments and foreign currency translation		10,587,002
Total	$	114,590,739

Class A

Net Assets	$	1,656,331
Shares Outstanding		353,936
Net Asset Value, Redemption Price Per Share	$	4.68
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	4.97

Class B

Net Assets	$	1,885,886
Shares Outstanding		421,009
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.48

Class C

Net Assets	$	549,618
Shares Outstanding		124,333
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.42

Class F

Net Assets	$	110,169,625
Shares Outstanding		23,056,571
Net Asset Value, Offering and Redemption Price Per Share	$	4.78

Class R

Net Assets	$	296,699
Shares Outstanding		62,746
Net Asset Value, Offering and Redemption Price Per Share	$	4.73

Class T

Net Assets	$	32,580
Shares Outstanding		7,360
Net Asset Value, Redemption Price Per Share	$	4.43
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	4.64

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	503,545
Interest		186,419
Foreign taxes withheld		(460)
Total Investment Income		689,504

Expenses

Advisory fees—Note 2	900,119
Shareholder servicing fees—Note 2	157,519
Accounting fees—Note 2	66,009
Distribution fees—Note 2	138,955
Transfer agency fees—Note 2	84,207
Registration fees	56,220
Postage and mailing expenses	16,700
Custodian fees and expenses—Note 2	7,995
Printing expenses	48,790
Legal and audit fees	35,698
Directors' fees and expenses—Note 2	21,145
Other expenses	47,014
Total Expenses	1,580,371
Earnings Credits	(7,875)
Reimbursed/Waived Expenses	(3,773)
Expense Offset to Broker Commissions	(12,440)
Net Expenses	1,556,283
Net Investment Loss	(866,779)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		19,689,375
Foreign Currency Transactions		(2)
Net Realized Gain		19,689,373
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(6,069,623)
Net Realized and Unrealized Gain		13,619,750
Net Increase in Net Assets Resulting from Operations	$	12,752,971

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (866,779)	$ (1,149,129)
Net Realized Gain on Security and Foreign Currency Transactions	19,689,373	32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,069,623)	(10,271,293)
Net Increase in Net Assets Resulting from Operations	12,752,971	21,069,688
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(86,979)	152,338
Class B	(115,914)	(32,488)
Class C	62,359	45,566
Class F	(21,399,040)	(60,416,547)
Class R	205,827	(51,768)
Class T	(9,705)	(76)
Net Decrease from Capital Share Transactions	(21,343,452)	(60,302,975)
Net Decrease in Net Assets	(8,590,481)	(39,233,287)
Net Assets		
Beginning of Year	$123,181,220	$162,414,507
End of Year	$114,590,739	$123,181,220
Accumulated Net Investment Loss	$ (21,525)	$ (19,633)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.15	$3.52	$2.58	$3.44	$4.38
Income from investment operations:					
Net investment income (loss)	(0.05)	(0.03)	0.03	(0.04)	(0.06)
Net realized and unrealized gains (losses) on securities	0.58	0.66	0.91	(0.82)	(0.88)
Total from investment operations	0.53	0.63	0.94	(0.86)	(0.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.68	$4.15	$3.52	$2.58	$3.44
Total Return[a]	12.77%	17.90%	36.43%	(25.00%)	(21.46%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,656	$1,546	$1,191	$476	$538
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.58%	1.54%	1.87%	2.15%	2.47%
Expenses with reimbursements, earnings credits and brokerage offsets	1.55%	1.53%	1.86%	2.15%	2.46%
Net investment loss	(0.92%)	(1.07%)	(1.38%)	(1.81%)	(1.93%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.01	$3.43	$2.54	$3.39	$4.32
Income from investment operations:					
Net investment loss	(0.09)	(0.07)	(0.03)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.56	0.65	0.92	(0.80)	(0.88)
Total from investment operations	0.47	0.58	0.89	(0.85)	(0.93)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.48	$4.01	$3.43	$2.54	$3.39
Total Return[a]	11.72%	16.91%	35.04%	(25.07%)	(21.53%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,886	$1,823	$1,587	$969	$1,138
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.43%	2.37%	2.65%	2.68%	2.59%
Expenses with reimbursements, earnings credits and brokerage offsets	2.41%	2.37%	2.64%	2.67%	2.58%
Net investment loss	(1.78%)	(1.90%)	(2.16%)	(2.33%)	(2.06%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.96	$3.38	$2.50	$3.36	$4.32
Income from investment operations:					
Net investment loss	(0.02)	(0.06)[a]	(0.10)	(0.08)	(0.08)
Net realized and unrealized gains (losses) on securities	0.48	0.64	0.98	(0.78)	(0.88)
Total from investment operations	0.46	0.58	0.88	(0.86)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.42	$3.96	$3.38	$2.50	$3.36
Total Return[b]	11.62%	17.16%	35.20%	(25.60%)	(22.22%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$550	$428	$323	$274	$380
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.35%	2.32%	2.51%	2.99%	3.94%
Expenses with reimbursements, earnings credits and brokerage offsets	2.32%	2.31%	2.51%	2.98%	3.93%
Net investment loss	(1.69%)	(1.83%)	(2.02%)	(2.65%)	(3.41%)
Portfolio turnover rate[d]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.32% (2004), 2.51% (2003), 3.04% (2002), and 4.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.24	$3.58	$2.62	$3.47	$4.36
Income from investment operations:					
Net investment income (loss)	(0.12)	(0.03)[a]	0.02	(0.04)	(0.05)
Net realized and unrealized gains					
(losses) on securities	0.66	0.69	0.94	(0.81)	(0.84)
Total from investment operations	0.54	0.66	0.96	(0.85)	(0.89)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.78	$4.24	$3.58	$2.62	$3.47
Total Return	12.74%	18.44%	36.64%	(24.50%)	(20.41%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$110,170	$119,273	$159,161	$89,970	$119,708
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.41%	1.33%	1.51%	1.56%	1.39%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.39%	1.33%	1.50%	1.56%	1.37%
Net investment loss	(0.77%)	(0.87%)	(1.01%)	(1.22%)	(0.84%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.19	$3.56	$2.61	$3.48	$4.39
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.04)[a]	(0.03)	(0.04)	0.01
Net realized and unrealized gains					
(losses) on securities	0.56	0.67	0.98	(0.83)	(0.92)
Total from investment operations	0.54	0.63	0.95	(0.87)	(0.91)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.73	$4.19	$3.56	$2.61	$3.48
Total Return	12.89%	17.70%	36.40%	(25.00%)	(20.73%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$297	$71	$119	$77	$49
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.38%	1.48%	1.64%	1.97%	2.91%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.34%	1.48%	1.64%	1.97%	2.89%
Net investment loss	(0.70%)	(1.03%)	(1.15%)	(1.63%)	(2.40%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.38% (2005), 1.48% (2004), 1.64% (2003), 3.49% (2002), and 57.54% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.97	$3.39	$2.51	$3.39	$4.35
Income from investment operations:					
Net investment loss	(0.17)	(0.06)	(0.02)	(0.06)	(0.11)
Net realized and unrealized gains (losses) on securities	0.63	0.64	0.90	(0.82)	(0.85)
Total from investment operations	0.46	0.58	0.88	(0.88)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.43	$3.97	$3.39	$2.51	$3.39
Total Return[a]	11.59%	17.11%	35.06%	(25.96%)	(22.07%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$33	$40	$34	$20	$20
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.59%	2.26%	2.76%	3.64%	3.13%
Expenses with reimbursements, earnings credits and brokerage offsets	2.57%	2.25%	2.76%	3.63%	3.11%
Net investment loss	(1.94%)	(1.78%)	(2.27%)	(3.29%)	(2.57%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.

b. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.59% (2005), 2.26% (2004), 2.76% (2003), 10.30% (2002), and 28.91% (2001).

c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date

of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon

Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $148,040 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $58,677 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$3,461
Class B	$5,664
Class C	$1,143
Class R	$319
Class T	$288

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,696 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $14,655 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $122,339 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,892
Class B	$12,948	$4,316
Class C	$3,595	$1,198
Class T	$73	$73

During the year ended December 31, 2005, DSC retained $2,891 in sales commissions from the sales of Class A shares. DSC also retained $2,219 and $44 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $3,773, which reduced the amount paid to Mellon Bank to $4,222.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally

accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$864,887	$2	$(864,889)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $19,469,094. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2010	$30,227,567

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Other Book/Tax Differences	$(21,524)
Federal Tax Cost	$103,887,388
Gross Tax Appreciation of Investments	$11,953,629
Gross Tax Depreciation of Investments	$(1,531,387)
Net Tax Appreciation	$10,422,242

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	190,179	$ 807,085	226,896	$ 852,592
Redeemed	(208,547)	$ (894,064)	(193,006)	$ (700,254)
Net Increase (Decrease)	(18,368)	$ (86,979)	33,890	$ 152,338
Class B				
Sold	84,947	$ 353,630	89,684	$ 322,791
Redeemed	(118,554)	$ (469,544)	(98,294)	$ (355,279)
Net Decrease	(33,607)	$ (115,914)	(8,610)	$ (32,488)
Class C				
Sold	44,048	$ 176,957	110,256	$ 385,913
Redeemed	(27,892)	$ (114,598)	(97,748)	$ (340,347)
Net Increase	16,156	$ 62,359	12,508	$ 45,566
Class F				
Sold	1,291,586	$ 5,627,660	3,973,983	$ 14,909,282
Redeemed	(6,397,317)	$ (27,026,700)	(20,268,328)	$ (75,325,829)
Net Decrease	(5,105,731)	$ (21,399,040)	(16,294,345)	$ (60,416,547)
Class R				
Sold	57,080	$ 257,056	23,623	$ 90,989
Redeemed	(11,295)	$ (51,229)	(40,138)	$ (142,757)
Net Increase (Decrease)	45,785	$ 205,827	(16,515)	$ (51,768)
Class T				
Sold	906	$ 4,021	1,380	$ 4,956
Redeemed	(3,512)	$ (13,726)	(1,452)	$ (5,032)
Net Decrease	(2,606)	$ (9,705)	(72)	$ (76)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $220,910,477 and $240,649,658, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Mid-Cap Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the first quintile of its Lipper performance group, with the Fund ranking third out of 15 Lipper-selected "peer funds," and in the first quintile of its Lipper mid-cap growth fund performance universe, ranking 69th of 527 funds. The Fund's performance within its Lipper-selected group and universe for the two-year period ended December 31, 2004 had placed it in the second quintile, with the Fund having placed in the third quintile of its Lipper-selected group and in the first quintile of its Lipper-selected universe for the three-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

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[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Mid-Cap Growth Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the seventh lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than eight of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 72nd lowest of 145 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the

portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that

Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives

(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Mid-Cap Growth Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-MCAP-05

Dreyfus Founders Passport Fund

Investment Update
December 31, 2005

Passport Fund is closed to new investors.
Please see the prospectus for additional information.

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

(unaudited)

 

A discussion with co-portfolio managers Daniel B. LeVan, CFA, left; and John W. Evers, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Robust Returns Despite Obstacles

Generally speaking, 2005 may be remembered as a year in which international equity markets, burdened with a plethora of market obstacles including high energy prices, rising raw material prices, increasing interest rates and inflationary pressures, geopolitical tension and severe weather events, posted broad-based and robust returns.

The most compelling growth opportunities overall were found in Japan and South Korea. Confirmation concerning Japan's long-awaited emergence from deflation finally surfaced as domestic economic activity ticked up in earnest, while improving relations with the North bolstered South Korea's advance. Also important to note is that the economies of both Japan and South Korea significantly benefited from intra-Asian trade with China and India.

European markets offered the least compelling growth opportunities in 2005 as the Bank of England and the European Central Bank each reversed course on monetary policy and began raising inter-bank borrowing rates in an effort to ward off inflation. Other notable distractions to growth opportunities across Europe included higher energy costs, continued high employment and overwhelming lack of support for the European Union constitution. Nonetheless, European stock prices continued to move higher despite these headwinds, as companies reported improving profitability and continued to raise the bar on earnings forecasts.

Nine out of ten economic sectors in the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index posted double-digit returns in 2005, with the energy sector posting the highest return of 67%. Several sectors and countries posted returns above 20% in the MSCI World ex U.S. Small Cap Index for the full-year period, with Japan a notable gainer.

For the 12-month period ended December 31, 2005, Dreyfus Founders Passport Fund underperformed the MSCI World ex U.S. Small Cap Index, which gained 25.04%. The Fund also underperformed the Standard & Poor's/Citigroup Extended Market Index World ex U.S.[SM], which rose 22.09% for the same period.[1]

New Management Team Made Changes

In November 2005, the Fund's new management team was put in place, and instituted several changes to the Fund's composition. One major change was to mitigate risk exposure to countries and sectors in order to focus exclusively on bottom-up stock selection. To accomplish this, a large component of the portfolio was replaced with securities exhibiting business momentum and valuation metrics more consistent with the portfolio management team's investment philosophy. Another shift instituted was the embedding of the stock selection process within a quantitative framework, which is used to introduce greater efficiency and discipline into the portfolio management process. These changes, however, came late in the period and thus did not materially impact Fund performance for the balance of 2005.

> *"One major change made to the Fund was to mitigate risk exposure to countries and sectors in order to focus exclusively on bottom-up stock selection."*

Countries Affected Performance

The Fund's relative overexposure to South Korea added value to its performance. A relative overweight position and effective stock selection in oil-rich Norway also benefited Fund performance for the period. The Fund's

---

[1] The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. In connection with the management team change in November 2005, the Fund's benchmark index was changed from the MSCI World ex U.S. Small Cap Index to the Standard & Poor's/Citigroup Extended Market Index World ex U.S. (the "S&P/Citigroup EMI World ex U.S."). The total return figures cited for these indexes assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

underweight position and solid selection of stocks in Austria allowed the Fund to post an excellent return in this country, due in part to the strong performance of alternative energy companies. Positions in the emerging markets of India and Taiwan, which are not included in the MSCI World ex U.S. Small Cap Index, also had a positive total effect on relative performance.

Strong-performing Japanese real-estate stocks such as **Urban Corporation** and **Kenedix, Inc.**, however, did not counterbalance the negative effect the Fund's underweight position in Japan had on annual relative performance.

Hong Kong, Italy and Australia hampered Fund performance for the period through weak relative weightings and poor performance by select stocks within each country. The Fund's position in Thailand, an emerging market not included in the Index, also detracted from performance.

Energy Gained Ground
Some of the more compelling growth stories during the period were found in sectors that historically have not been considered as such. For example, commodity-driven sectors such as energy and materials reported record earnings on the back of strong demand as well as historically high commodity prices. These sustained high commodity prices were very favorable to small-cap energy stocks in 2005. Companies such as independent exploration and development firms benefited from high leverage to oil prices, while small-cap oil-services stocks benefited from higher capital spending by the

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Trican Well Service Limited** (Canada; TCW)	**1.62%**
2. **Urban Corporation** (Japan; 8868)	**1.08%**
3. **Nippon Shokubai Company Limited** (Japan; 4114)	**1.07%**
4. **Inmet Mining Corporation** (Canada; IMN)	**1.01%**
5. **Keihin Corporation** (Japan; 7251)	**0.98%**
6. **Mitsubishi Gas Chemical Company, Inc.** (Japan; 4182)	**0.97%**
7. **IPSCO, Inc.** (Canada; IPS)	**0.92%**
8. **Kenedix, Inc.** (Japan; 4321)	**0.92%**
9. **Vallourec SA** (France; VK)	**0.84%**
10. **Sumisho Lease Company Limited** (Japan; 8592)	**0.83%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The S&P/Citigroup EMI World ex U.S. represents, on a country-by-country basis, the small-capitalization component of the Citigroup Broad Market Index^{SM}, which is a comprehensive float-weighted index of companies in 26 countries (excluding the U.S.) with market capitalizations of at least $100 million. The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future shareholder reports, the Fund's performance will no longer be compared to the MSCI World ex U.S. Index, as the S&P/Citigroup EMI World ex U.S. is the benchmark used by the new portfolio management team in managing the Fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	13.05%	5.96%	—	(1.02%)
Without sales charge	19.93%	7.23%	—	(0.04%)
B Shares (12/31/99)				
With redemption*	14.89%	6.01%	—	(0.99%)
Without redemption	18.89%	6.32%	—	(0.84%)
C Shares (12/31/99)				
With redemption**	17.98%	6.34%	—	(0.85%)
Without redemption	18.98%	6.34%	—	(0.85%)
F Shares (11/16/93)	19.99%	7.25%	9.90%	9.54%
R Shares (12/31/99)	20.17%	6.63%	—	(0.46%)
T Shares (12/31/99)				
With sales charge (4.50%)	13.98%	5.29%	—	(1.58%)
Without sales charge	19.38%	6.26%	—	(0.83%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

major oil companies and a tight oil rig market. The Fund's overweight position in the energy sector did buoy performance, as Norwegian offshore drillers, Ocean Rig ASA and Sinvest ASA, and French oil-services company **Vallourec SA** were positive contributors to Fund performance. The Fund's positions in firms involved in the engineering and production of alternative sources of energy, particularly solar, also outperformed, as high oil prices pushed consumers to consider alternative energy sources. SolarWorld AG, a solar products company, was the strongest performing individual issue in the Fund for the period, and boosted the Fund's performance in its country of domicile, Germany.

IT and Consumer-Related Stocks Helped Return

The Fund's stock selection in the information technology (IT) sector created a boon to performance as well, with issues such as **CSR PLC**. CSR, a Bluetooth technology provider, advanced during the period as the attach rate for cell phones with Bluetooth technology continued to accelerate, in addition to other Bluetooth applications.

Consumer staples and consumer discretionary stocks also positively impacted the Fund's performance through effective stock selection. An underweight position in the consumer staples sector also proved fruitful.

Portfolio Composition of Net Assets



23.35% Japan
16.80% United Kingdom
9.31% France
8.00% Canada
6.19% Germany
4.44% Switzerland
4.34% Netherlands
4.15% Australia
22.65% Other Countries
0.77% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Consumer discretionary issue Ic Companys AS implemented a comprehensive restructuring plan during the period, which has proven successful. Online gaming stocks, such as Austrian-based BetandWin.com Interactive, also benefited the consumer discretionary sector and contributed to the Fund's relative outperformance in Austria.

An underweight position in the strong-performing materials sector, however, weighed on the Fund's return for the period.

Financials Performance Was Mixed

Although stocks in the financials sector underperformed for the Fund, with an underweight position and weak stock selection both culprits overall, the sector provided mixed performance from individual holdings. Some holdings that greatly benefited the Fund's return included aforementioned Japanese real estate companies, Urban Corporation and Kenedix, Inc., while others, namely Upbest Group Limited and Melco International Development Limited, produced a drag on relative performance.

Telecommunications Services Weighed on Return

Telecommunications services operators suffered in 2005 as wireless providers spent more money on next-generation networks and attracting new customers. Additionally, mobile number portability led to higher churn rates across

Sectors Detracting From the Fund

Financials
Telecommunications Services
Utilities

wireless operators, and wire-line operators lost customers to the mobile market. A major detractor to Fund performance was its stock selection in this sector, with holdings such as French telecommunications service company, 123 Multimedia SA, underperforming. 123 Multimedia issued a profit warning in July after reporting lower-than-expected sales figures.

Select Issues Detracted

The information technology sector had the greatest positive contribution to the Fund's relative performance during the period; however, select IT issues also realized declines, including Global Flex Holdings Limited, producer of flexible printed circuit boards (FPCs), e-gaming software provider Boss Media

AB and Taiwan-domiciled PC Home Online. PC Home Online's stock fell during the period due to a change in the company's business model, resulting in lower margins.

Although numerous alternative energy companies prospered in the high oil-price environment, biodiesel manufacturer D1 Oils PLC's stock price faltered during the period. Some consumer discretionary holdings also suffered, including Korean record label S.M. Entertainment Company Limited and Japanese online ad agency Cyber Agent Limited. Industrials firm Romag Holdings PLC, a manufacturer of specialist transparent composites, also experienced a stock price drop during the period.

In Conclusion
We believe the aforementioned changes made to the Fund's composition positioned the Fund well at the end of the period. Our plans to reduce the turnover rate of holdings and focus on strong business momentum, and our withdrawal from participation in emerging markets will, in our view, help the Fund perform more in line with its new benchmark, the S&P/Citigroup EMI World ex U.S., and will allow us to focus on stock selection.

At the end of the period, the Fund was broadly diversified across countries and sectors, investing in all 10 major economic sectors and 21 of 26 benchmark countries; the five countries without exposure in the Fund represented less than 1% of the new benchmark. Overall, we believe the Fund is more attractively valued with higher earnings growth potential than its new benchmark.

We are excited by the opportunity to manage the Fund and appreciate the support we have received during this management transition. We are optimistic as we enter 2006 and committed to serving the Fund's shareholders with the highest level of investment excellence.

Daniel B. LeVan, CFA,
Co-Portfolio Manager

John W. Evers, CFA
Co-Portfolio Manager

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Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,093.31	$11.45
Class A Hypothetical	1,000.00	1,014.13	11.08
Class B Actual	1,000.00	1,090.79	15.81
Class B Hypothetical	1,000.00	1,009.89	15.31
Class C Actual	1,000.00	1,090.84	15.60
Class C Hypothetical	1,000.00	1,010.10	15.11
Class F Actual	1,000.00	1,093.26	11.40
Class F Hypothetical	1,000.00	1,014.18	11.03
Class R Actual	1,000.00	1,093.97	9.98
Class R Hypothetical	1,000.00	1,015.56	9.65
Class T Actual	1,000.00	1,092.10	13.50
Class T Hypothetical	1,000.00	1,012.14	13.07

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	2.17%
Class B	3.00%
Class C	2.96%
Class F	2.16%
Class R	1.89%
Class T	2.56%

Shares		Market Value
Common Stocks (Foreign)—98.1%		
Advertising—0.6%		
9,300	Publicis Groupe (FR)	$ 323,686
12,800	SR Teleperformance (FR)	400,047
		723,733
Aerospace & Defense—1.3%		
22,339	Chemring Group PLC (UK)	282,120
26,000	Japan Aviation Electronics Industry Limited (JA)	365,964
25,500	Ultra Electronics Holdings PLC (UK)	435,237
6,000	Zodiac SA (FR)	385,344
		1,468,665
Air Freight & Logistics—0.3%		
61,500	Wincanton PLC (UK)	359,773
Airlines—0.4%		
80,100	British Airways PLC (UK)*	460,313
Apparel Retail—0.4%		
5,200	Charles Voegele Holding AG (SZ)	393,730
Apparel, Accessories & Luxury Goods—0.6%		
15,800	Gildan Activewear, Inc. (CA)*	679,570
Asset Management & Custody Banks—1.0%		
3,613	MPC Muenchmeyer Petersen Capital AG (GE)	282,727
6,000	Perpetual Trustees Australia Limited (AU)	299,098
29,100	Schroder's PLC (UK)	475,654
		1,057,479
Auto Parts & Equipment—2.0%		
14,700	Futaba Industrial Company Limited (JA)	352,745
42,300	Keihin Corporation (JA)	1,083,190
53,000	Koito Manufacturing Company Limited (JA)	814,313
		2,250,248
Biotechnology—0.3%		
4,000	Actelion Limited (SZ)*	330,873
Brewers—0.3%		
17,500	Wolverhampton & Dudley Breweries PLC (UK)	382,398

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value
Broadcasting & Cable TV—0.6%		
14,100	Astral Media, Inc. (CA)	$ 371,634
60,000	Television Broadcasts Limited (HK)	318,816
		690,450
Building Products—0.3%		
400	Geberit AG (SZ)	316,566
Commodity Chemicals—0.3%		
7,300	Honam Petrochemical Corporation (KR)	361,082
Communications Equipment—1.8%		
171,300	Carphone Warehouse PLC (UK)	816,416
38,800	GN Store Nord AS (DE)	507,934
47,100	Tandberg Television ASA (NW)*	622,831
		1,947,181
Computer Hardware—0.3%		
3,300	Wincor Nixdorf AG (GE)	347,658
Computer Storage & Peripherals—1.1%		
523,000	Jurong Technologies Industrial Corporation Limited (SG)	569,333
12,700	Logitech International SA (SZ)*	596,777
		1,166,110
Construction & Engineering—5.8%		
22,000	ACS, Actividades de Construccion y Servicios SA (SP)	708,678
86,900	Carillion PLC (UK)	457,526
7,300	Eiffage SA (FR)	789,026
8,700	Hyundai Development Company (KR)	394,183
26,145	Kier Group PLC (UK)	535,316
9,700	Koninklijke BAM Groep NV (NE)	814,171
65,000	Kyowa Exeo Corporation (JA)	849,324
27,600	Morgan Sindall PLC (UK)	441,401
11,531	Speedy Hire PLC (UK)	164,969
7,500	Vinci SA (FR)	645,051
14,100	YIT-Yhtyma Oyj (FI)	603,093
		6,402,738
Construction Materials—0.8%		
3,700	Ciments Francais SA (FR)	480,952
5,300	Imerys SA (FR)	383,367
		864,319
Construction, Farm Machinery & Heavy Trucks—1.2%		
5,500	Aker Yards AS (NW)	264,027
24,800	Hitachi Construction Machinery Company Limited (JA)	578,285
8,700	Hyundai Mipo Dockyard Company Limited (KR)	527,586
		1,369,898
Consumer Electronics—0.3%		
3,200	Bang & Olufsen Holding AS Class B (DE)	329,038

See notes to statement of investments.

15

Shares		Market Value
Consumer Finance—1.4%		
9,000	Sanyo Shinpan Finance Company Limited (JA)	$ 645,610
18,100	Sumisho Lease Company Limited (JA)	925,450
		1,571,060
Department Stores—1.0%		
5,700	Hyundai Department Store Company Limited (KR)	482,683
19,100	Izumi Company Limited (JA)	652,673
		1,135,356
Distillers & Vintners—0.9%		
107,900	C&C Group PLC (IE)	689,783
43,100	Davide Campari—Milano SPA (IT)	318,900
		1,008,683
Distributors—0.8%		
15,000	Inchcape PLC (UK)	588,696
173,700	Pacific Brands Limited (AU)	338,716
		927,412
Diversified Banks—3.8%		
83,400	Banco BPI SA (PT)	381,110
22,100	Banco de Sabadell SA (SP)	579,775
31,100	Banco Popolare di Verona e Novara Scrl (IT)	629,216
45,700	Banco Popolare di Milano (IT)	500,714
6,300	Deutsche Postbank AG (GE)	365,306
10,500	Jyske Bank AS (DE)*	515,670
4,000	Natexis Banques Populaires (FR)	666,272
17,100	OKO Bank (FI)	240,092
47,500	Wing Hang Bank Limited (HK)	341,837
		4,219,992
Diversified Capital Markets—1.0%		
45,000	Close Brothers Group PLC (UK)	702,641
61,100	Record Investments Limited (AU)	364,602
		1,067,243
Diversified Chemicals—1.0%		
114,000	Mitsubishi Gas Chemical Company, Inc. (JA)	1,077,797
Diversified Commercial & Professional Services—0.8%		
5,700	Arrk Corporation (JA)	420,486
90,800	Downer EDI Limited (AU)	477,930
		898,416
Diversified Metals & Mining—2.5%		
44,100	Inmet Mining Corporation (CA)	1,119,097
1,580,000	International Ferro Metals 144A (AU)+	761,184
485,900	Oxiana Limited (AU)*	619,798
23,500	Sims Group Limited (AU)	302,514
		2,802,593
Drug Retail—0.3%		
7,900	Tsuruha Holdings, Inc. (JA)	363,064

Shares		Market Value
Electric Utilities—1.2%		
131,000	International Power PLC (UK)	$ 539,823
128,700	Terna SPA (IT)	317,674
32,900	Viridian Group PLC (UK)	506,350
		1,363,847
Electrical Components & Equipment—1.1%		
57,000	Dainippon Screen Manufacturing Company Limited (JA)	477,034
13,700	Leoni AG (GE)	434,663
5,400	Nexans SA (FR)	256,543
		1,168,240
Electronic Equipment Manufacturers—1.9%		
11,400	Axalto Holding NV (FR)*	314,185
39,400	CSR PLC (UK)*	634,522
14,200	Intops Company Limited (KR)	479,023
46,900	Laird Group PLC (UK)	338,919
35,000	Yaskawa Electric Corporation (JA)	353,161
		2,119,810
Environmental & Facilities Services—0.4%		
20,100	Asahi Pretec Corporation (JA)	487,438
Fertilizers & Agricultural Chemicals—0.5%		
4,500	Syngenta AG (SZ)*	559,889
Food Distributors—0.3%		
126,700	Fyffes PLC (IE)	344,986
Food Retail—0.3%		
13,500	Kesko Oyj (FI)	382,769
Gas Utilities—0.2%		
336,000	Xinao Gas Holdings Limited (CN)	266,505
General Merchandise Stores—0.8%		
9,600	Ryohin Keikaku Company Limited (JA)	837,614
Healthcare Distributors—0.4%		
30,700	Alliance Unichem PLC (UK)	422,838
Healthcare Equipment—1.7%		
15,700	Cochlear Limited (AU)	526,326
35,000	Elekta AB Class B (SW)	519,857
22,400	Sysmex Corporation (JA)	854,708
		1,900,891
Healthcare Facilities—0.5%		
14,800	Generale de Sante (FR)	509,861
Healthcare Services—0.3%		
41,000	iSOFT Group PLC (UK)	274,768
Home Improvement Retail—0.8%		
37,700	Grafton Group PLC Units (IE)*	410,607
26,200	Nobia AB (SW)	530,959
		941,566

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2005 *(continued)*

Shares		Market Value
Homebuilding—1.8%		
25,100	Barratt Developments PLC (UK)	$ 425,819
18,100	Fadesa Inmobiliaria SA (SP)	596,548
15,200	Joint Corporation (JA)	525,849
20,300	Persimmon PLC (UK)	439,391
		1,987,607
Hotels, Resorts & Cruise Lines—0.6%		
160,500	First Choice Holidays PLC (UK)	690,382
Household Appliances—0.4%		
15,600	Makita Corporation (JA)	383,601
Human Resource & Employment Services—0.4%		
93,500	Michael Page International PLC (UK)	434,360
Industrial Conglomerates—0.9%		
10,800	Aalberts Industries NV (NE)	573,434
6,100	Rheinmetall AG (GE)	383,245
		956,679
Industrial Machinery—5.2%		
44,700	Charter PLC (UK)*	430,695
30,000	JTEKT Corporation (JA)	558,358
36,000	Makino Milling Machine Company Limited (JA)	396,829
8,900	Man AG (GE)	474,976
95,000	Nachi-Fujikoshi Corporation (JA)	507,483
52,000	NTN Corporation (JA)	410,938
33,500	OSG Corporation (JA)	694,514
1,000	Rieter Holding AG (SZ)	296,781
22,500	Sodick Company Limited (JA)	398,737
13,200	Stork NV (NE)	563,973
700	Sulzer AG (SZ)	370,748
67,000	Toshiba Machine Company Limited (JA)	662,984
		5,767,016
Insurance Brokers—0.3%		
8,700	April Group (FR)	359,453
Integrated Oil & Gas—0.4%		
25,500	Enagas (SP)	476,974
Internet Software & Services—0.6%		
10,900	Iliad SA (FR)	674,879
IT Consulting & Other Services—2.1%		
18,300	Alten (FR)*	548,112
17,600	Indra Sistemas, SA (SP)	343,999
176,200	Northgate Information Solutions PLC (UK)*	259,207
7,300	Otsuka Corporation (JA)	805,300
125,000	WM Data AB Class B (SW)	399,648
		2,356,266
Leisure Products—0.3%		
64,350	Sportingbet PLC (UK)	380,320

Shares		Market Value

Life & Health Insurance—0.4%

5,300	CNP Assurances (FR)	$ 417,876

Marine—0.3%

102,000	Orient Overseas International Limited (HK)	345,977

Metal & Glass Containers—0.3%

33,500	Rexam PLC (UK)	292,808

Multi-Line Insurance—1.0%

15,000	Fondiaria-Sai SPA (IT)	494,022
89,400	Milano Assicurazioni SPA (IT)	611,205
		1,105,227

Office Services & Supplies—0.6%

42,900	Buhrmann NV (NE)	631,286

Oil & Gas Drilling—0.8%

21,100	Ensign Energy Services, Inc. (CA)	851,623

Oil & Gas Equipment & Services—3.1%

10,300	Fugro NV (NE)	330,814
5,300	SBM Offshore NV (NE)	428,229
37,300	Trican Well Service Limited (CA)*	1,796,817
1,700	Vallourec SA (FR)	935,835
		3,491,695

Oil & Gas Exploration & Production—2.3%

33,900	Burren Energy PLC (UK)	531,948
206,800	Oil Search Limited (AU)	559,411
100,000	Tanganyika Oil Company Limited (CA)*	770,974
137,400	Tullow Oil PLC (UK)	638,300
		2,500,633

Oil & Gas Refining & Marketing—1.4%

24,700	Caltex Australia Limited (AU)	350,917
67,000	Cosmo Oil Company Limited (JA)	335,185
33,900	ERG SPA (IT)	816,297
		1,502,399

Other Diversified Financial Services—1.7%

30,200	Home Capital Group, Inc. (CA)	902,753
162	Kenedix, Inc. (JA)	1,020,613
		1,923,366

Packaged Foods & Meats—1.0%

2,100	Barry Callebaut AG (SZ)	684,765
40,000	Nisshin Seifun Group, Inc. (JA)	422,606
		1,107,371

Personal Products—1.4%

8,200	Clarins SA (FR)	454,801
6,800	Fancl Corporation (JA)	363,828
636,000	Hengan International Group Company Limited (HK)	721,823
		1,540,452

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—1.6%		
40,000	Recordati SPA (IT)	$ 275,601
24,600	Santen Pharmaceutical Company Limited (JA)	680,002
10,200	Stada Arzneimittel AG (GE)	332,674
17,000	Tsumura & Company (JA)	469,920
		1,758,197
Property & Casualty Insurance—2.8%		
42,600	Admiral Group PLC (UK)	333,500
33,020	Dongbu Insurance Company Limited (KR)	668,011
8,700	Euler Hermes SA (FR)	784,823
25,000	Kingsway Financial Services, Inc. (CA)	505,376
28,300	Northbridge Financial Corporation (CA)	852,043
		3,143,753
Publishing—2.2%		
33,800	EMAP PLC (UK)	501,882
26,300	Eniro AB (SW)	331,047
70,400	Informa PLC (UK)	525,396
5,700	Lagardere SCA (FR)	438,617
15,500	Wolters Kluwer NV (NE)	313,413
31,000	Yell Group PLC (UK)	286,158
		2,396,513
Real Estate Investment Trusts—0.3%		
2,000	Cofinimmo (BE)	316,562
Real Estate Management & Development—3.1%		
1,220,000	China Overseas Land & Investment Limited (HK)	523,170
41,100	Inmobiliaria Urbis SA (SP)	754,660
150,000	Kerry Properties Limited (HK)	397,552
6,100	Pirelli & C. Real Estate SPA (IT)	333,633
11,100	Urban Corporation (JA)	1,199,084
7,800	Vivacon AG (GE)	263,170
		3,471,269
Regional Banks—1.2%		
1,700	Banque Cantonale Vaudoise (SZ)	489,004
38,100	Pusan Bank (KR)	499,406
27,000	Suruga Bank Limited (JA)	340,433
		1,328,843
Restaurants—1.8%		
43,100	Elior (FR)	566,367
40,500	Enterprise Inns PLC (UK)	653,630
38,000	Greene King PLC (UK)	485,461
124,686	Restaurant Group PLC (UK)	326,089
		2,031,547
Semiconductor Equipment—0.6%		
15,600	ASM International NV (NE)*	261,878
14,000	Ulvac, Inc. (JA)	433,290
		695,168

Shares		Market Value

Semiconductors—0.9%

9,300	Micronas Semiconductor Holding AG (SZ)*	$ 307,853
1,536,000	Solomon Systech International Limited (HK)	638,869
		946,722

Specialized Finance—1.3%

7,000	Deutsche Boerse AG (GE)	716,160
24,800	Ricoh Leasing Company Limited (JA)	706,559
		1,422,719

Specialty Chemicals—3.0%

14,300	Koninklijke DSM NV (NE)	584,054
105,000	Nippon Shokubai Company Limited (JA)	1,188,578
700	Sika AG (SZ)*	580,626
4,300	Umicore (BE)	507,020
45,100	Victrex PLC (UK)	516,803
		3,377,081

Specialty Stores—0.4%

55,000	WH Smith PLC (UK)	411,175

Steel—3.1%

4,700	Boehler-Uddeholm AG (AT)	795,111
12,300	IPSCO, Inc. (CA)	1,023,254
259,000	Nisshin Steel Company Limited (JA)	836,724
32,600	Rautaruukki Oyj (FI)	793,098
		3,448,187

Systems Software—0.4%

8,300	Software AG (GE)	404,928

Thrifts & Mortgage Finance—0.3%

7,300	Hypo Real Estate Holding AG (GE)	379,735

Tires & Rubber—1.5%

9,300	Continental AG (GE)	824,636
60,000	Sumitomo Rubber Industries Limited (JA)	854,708
		1,679,344

Trading Companies & Distributors—1.6%

59,300	BSS Group PLC (UK)	324,456
23,100	Hitachi High-Technologies Corporation (JA)	577,818
47,300	SIG PLC (UK)	594,098
8,000	Univar NV (NE)	312,537
		1,808,909

Water Utilities—0.3%

25,500	Kelda Group PLC (UK)	339,591

Wireless Telecommunication Services—0.8%

22,100	MobilCom AG (GE)	486,373
283,000	MobileOne Limited (SG)	360,835
		847,208

Total Common Stocks (Foreign)
(Cost—$98,375,386)

		108,940,161

See notes to statement of investments.

Shares		Market Value
Preferred Stocks (Foreign)—1.1%		
Healthcare Equipment—0.5%		
3,700	Fresenius AG Preferred (GE)	$ 501,101
Household Products—0.6%		
6,700	Henkel KGAA Preferred (GE)	674,204
Total Preferred Stocks (Foreign) (Cost—$1,116,864)		1,175,305

Principal Amount		Amortized Cost
Corporate Short-Term Notes—0.8%		
Special Purpose Entity—0.8%		
$ 900,000	CAFCO LLC 4.12% 1/3/06~	$ 899,794
Total Corporate Short-Term Notes (Amortized Cost—$899,794)		899,794
Total Investments—100.0% (Total Cost—$100,392,044)		111,015,260
Other Assets and Liabilities—(0.0%)		(53,204)
Net Assets—100.0%		$110,962,056

Notes to Statement of Investments

* *Non-income producing.*

+ *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $761,184, or 0.7%, of the Fund's net assets as of December 31, 2005.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $899,794, or 0.8%, of the Fund's net assets as of December 31, 2005.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 100,392,044
Investment securities, at market	111,015,260
Cash	206,508
Foreign currency (cost $5,205)	5,208
Receivables:	
Capital shares sold	159,902
Dividends and interest	79,819
Other assets	221,627
Total Assets	111,688,324

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	393,774
Advisory fees	92,631
Shareholder servicing fees	14,965
Accounting fees	9,263
Distribution fees	30,292
Transfer agency fees	38,691
Custodian fees	2,429
Directors' deferred compensation	99,651
Other	44,572
Total Liabilities	726,268
Net Assets	$ 110,962,056

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 219,057,625
Accumulated net investment loss	(80,032)
Accumulated net realized loss from security and foreign currency transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	(118,655,420)
Net unrealized appreciation on investments and foreign currency translation	10,639,883
Total	$ 110,962,056

See notes to financial statements.

Class A

Net Assets	$	22,106,639
Shares Outstanding		1,099,900
Net Asset Value, Redemption Price Per Share	$	20.10
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	21.33

Class B

Net Assets	$	16,420,825
Shares Outstanding		858,319
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	19.13

Class C

Net Assets	$	7,567,754
Shares Outstanding		395,805
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	19.12

Class F

Net Assets	$	64,112,155
Shares Outstanding		3,188,496
Net Asset Value, Offering and Redemption Price Per Share	$	20.11

Class R

Net Assets	$	310,412
Shares Outstanding		15,835
Net Asset Value, Offering and Redemption Price Per Share	$	19.60

Class T

Net Assets	$	444,271
Shares Outstanding		23,186
Net Asset Value, Redemption Price Per Share	$	19.16
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	20.06

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	1,475,613
Interest		129,326
Foreign taxes withheld		(119,049)
Total Investment Income		1,485,890

Expenses

Advisory fees—Note 2	1,129,577
Shareholder servicing fees—Note 2	175,671
Accounting fees—Note 2	112,958
Distribution fees—Note 2	355,792
Transfer agency fees—Note 2	140,350
Registration fees	61,245
Postage and mailing expenses	13,805
Custodian fees and expenses—Note 2	550,733
Printing expenses	49,750
Legal and audit fees	40,100
Directors' fees and expenses—Note 2	38,160
Other expenses	92,731
Total Expenses	2,760,872
Earning Credits	(10,913)
Reimbursed/Waived Expenses	(168,475)
Expense Offset to Broker Commissions	(5,945)
Net Expenses	2,575,539
Net Investment Loss	(1,089,649)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $168,588 and $674,195, respectively)		19,783,095
Foreign Currency Transactions		(114,519)
Net Realized Gain		19,668,576
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		46,812
Net Realized and Unrealized Gain		19,715,388
Net Increase in Net Assets Resulting from Operations	$	18,625,739

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (1,089,649)	$ (1,171,904)
Net Realized Gain on Security and Foreign Currency Transactions	19,668,576	20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	46,812	(1,026,156)
Net Increase in Net Assets Resulting from Operations	18,625,739	17,811,682
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,068,075)	(9,809,094)
Class B	(4,356,640)	(2,918,121)
Class C	(3,909,744)	(1,725,859)
Class F	(22,526,616)	(14,537,401)
Class R	73,085	22,994
Class T	(144,420)	(87,939)
Net Decrease from Capital Share Transactions	(31,932,410)	(29,055,420)
Net Decrease in Net Assets	(13,306,671)	(11,243,738)
Net Assets		
Beginning of Year	$ 124,268,727	$ 135,512,465
End of Year	$ 110,962,056	$ 124,268,727
Accumulated Net Investment Loss	$ (80,032)	$ (83,936)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.76	$14.24	$8.14	$9.68	$14.18
Income from investment operations:					
Net investment income (loss)	(0.14)[a]	(0.11)[a]	0.10	(0.16)	(0.14)
Net realized and unrealized gains					
(losses) on securities	3.48	2.63	6.00	(1.38)	(4.36)
Total from investment operations	3.34	2.52	6.10	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$20.10	$16.76	$14.24	$8.14	$9.68
Total Return[b]	19.93%	17.70%	74.94%	(15.91%)	(31.74%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$22,107	$19,726	$27,252	$9,422	$14,033
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.14%	1.92%	2.45%	2.24%	1.88%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.12%	1.92%	2.45%	2.24%	1.87%
Net investment loss	(0.82%)	(0.77%)	(0.83%)	(0.80%)	(0.26%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.29% (2005), 2.02% (2004), 2.54% (2003), 2.27% (2002), and 1.88% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.09	$13.79	$7.95	$9.54	$14.08
Income from investment operations:					
Net investment loss	(0.28)[a]	(0.23)[a]	(0.31)	(0.29)	(0.18)
Net realized and unrealized gains (losses) on securities	3.32	2.53	6.15	(1.30)	(4.36)
Total from investment operations	3.04	2.30	5.84	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.13	$16.09	$13.79	$7.95	$9.54
Total Return[b]	18.89%	16.68%	73.46%	(16.67%)	(32.24%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$16,421	$17,917	$18,198	$12,810	$19,661
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.98%	2.79%	3.30%	3.09%	2.66%
Expenses with reimbursements, earnings credits and brokerage offsets	2.97%	2.78%	3.29%	3.09%	2.64%
Net investment loss	(1.66%)	(1.63%)	(1.44%)	(1.64%)	(1.06%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.13% (2005), 2.89% (2004), 3.38% (2003), 3.12% (2002), and 2.66% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.07	$13.76	$7.93	$9.52	$14.06
Income from investment operations:					
Net investment loss	(0.27)[a]	(0.22)[a]	(0.01)	(0.35)	(0.22)
Net realized and unrealized gains (losses) on securities	3.32	2.53	5.84	(1.24)	(4.32)
Total from investment operations	3.05	2.31	5.83	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.12	$16.07	$13.76	$7.93	$9.52
Total Return[b]	18.98%	16.79%	73.52%	(16.70%)	(32.29%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$7,568	$10,249	$10,639	$5,268	$8,928
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.93%	2.71%	3.25%	3.06%	2.67%
Expenses with reimbursements, earnings credits and brokerage offsets	2.92%	2.70%	3.25%	3.05%	2.65%
Net investment loss	(1.60%)	(1.55%)	(1.43%)	(1.58%)	(1.08%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.08% (2005), 2.81% (2004), 3.34% (2003), 3.08% (2002), and 2.67% (2001).
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.76	$14.24	$8.13	$9.67	$14.17
Income from investment operations:					
Net investment loss	(0.13)[a]	(0.11)[a]	(0.14)	(0.23)	(0.22)
Net realized and unrealized gains					
(losses) on securities	3.48	2.63	6.25	(1.31)	(4.28)
Total from investment operations	3.35	2.52	6.11	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$20.11	$16.76	$14.24	$8.13	$9.67
Total Return	19.99%	17.70%	75.15%	(15.93%)	(31.76%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$64,112	$75,677	$78,759	$50,742	$78,574
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	2.10%	1.90%	2.31%	2.18%	1.92%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.08%	1.89%	2.31%	2.18%	1.90%
Net investment loss	(0.76%)	(0.75%)	(0.45%)	(0.74%)	(0.30%)
Portfolio turnover rate[c]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.24% (2005), 2.00% (2004), 2.40% (2003), 2.21% (2002), and 1.92% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.31	$13.82	$7.87	$9.56	$14.22
Income from investment operations:					
Net investment income (loss)	(0.12)[a]	(0.07)[a]	0.54	(0.81)	(0.17)
Net realized and unrealized gains					
(losses) on securities	3.41	2.56	5.41	(0.88)	(4.49)
Total from investment operations	3.29	2.49	5.95	(1.69)	(4.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.60	$16.31	$13.82	$7.87	$9.56
Total Return	20.17%	18.02%	75.60%	(17.68%)	(32.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$310	$190	$142	$37	$76
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.91%	1.68%	2.08%	3.94%	1.86%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.89%	1.68%	2.07%	3.91%	1.84%
Net investment loss	(0.69%)	(0.51%)	(0.32%)	(2.20%)	(0.08%)
Portfolio turnover rate[c]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.08% (2005), 1.79% (2004), 2.17% (2003), 4.65% (2002), and 2.78% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.05	$13.70	$7.87	$9.50	$14.14
Income from investment operations:					
Net investment loss	(0.21)[a]	(0.17)[a]	(0.24)	(0.45)	(0.22)
Net realized and unrealized gains (losses) on securities	3.32	2.52	6.07	(1.18)	(4.42)
Total from investment operations	3.11	2.35	5.83	(1.63)	(4.64)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.16	$16.05	$13.70	$7.87	$9.50
Total Return[b]	19.38%	17.15%	74.08%	(17.16%)	(32.82%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$444	$510	$522	$345	$538
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.55%	2.37%	3.07%	4.03%	3.16%
Expenses with reimbursements, earnings credits and brokerage offsets	2.54%	2.36%	3.07%	4.03%	3.14%
Net investment loss	(1.24%)	(1.21%)	(1.06%)	(2.69%)	(1.60%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.70% (2005), 2.47% (2004), 3.16% (2003), 4.05% (2002), and 3.16% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements

December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

*Security Valuations—*A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar

equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

Notes to Financial Statements

December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $62,975 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $17,925 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$29,057
Class B	$41,805
Class C	$16,255
Class R	$377
Class T	$1,466

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,768 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $33,465 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $169,073 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$49,696
Class B	$125,953	$41,984
Class C	$59,626	$19,876
Class T	$1,140	$1,140

During the year ended December 31, 2005, DSC retained $5,945 in sales commissions from the sales of Class A shares. DSC also retained $42,377 and $5,578 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $168,475, which reduced the amount paid to Mellon Bank to $382,258.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2005, Founders reimbursed the Fund $16,414 for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, passive foreign investment corporations, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,093,553	$947,703	$(2,041,256)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $22,152,833. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$105,273,118
2010	$11,833,084
	$117,106,202

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(1,461,360)
Other Book/Tax Differences	$(22,487)
Federal Tax Cost	$100,520,780
Gross Tax Appreciation of Investments	$11,019,446
Gross Tax Depreciation of Investments	$(524,966)
Net Tax Appreciation	$10,494,480

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	431,931	$ 7,916,442	871,718	$ 12,893,364
Redeemed	(509,206)	$ (8,984,517)	(1,608,411)	$ (22,702,458)
Net Decrease	(77,275)	$ (1,068,075)	(736,693)	$ (9,809,094)
Class B				
Sold	19,176	$ 327,743	40,534	$ 591,588
Redeemed	(274,566)	$ (4,684,383)	(246,693)	$ (3,509,709)
Net Decrease	(255,390)	$ (4,356,640)	(206,159)	$ (2,918,121)
Class C				
Sold	77,684	$ 1,393,853	156,715	$ 2,350,643
Redeemed	(319,650)	$ (5,303,597)	(291,948)	$ (4,076,502)
Net Decrease	(241,966)	$ (3,909,744)	(135,233)	$ (1,725,859)
Class F				
Sold	456,877	$ 8,160,585	925,441	$ 13,691,198
Redeemed	(1,783,478)	$ (30,687,201)	(1,942,721)	$ (28,228,599)
Net Decrease	(1,326,601)	$ (22,526,616)	(1,017,280)	$ (14,537,401)
Class R				
Sold	25,002	$ 458,697	19,297	$ 276,727
Redeemed	(20,814)	$ (385,612)	(17,956)	$ (253,733)
Net Increase	4,188	$ 73,085	1,341	$ 22,994
Class T				
Sold	4,248	$ 79,625	2,301	$ 33,146
Redeemed	(12,834)	$ (224,045)	(8,628)	$ (121,085)
Net Decrease	(8,586)	$ (144,420)	(6,327)	$ (87,939)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $797,777,980 and $826,404,342, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

Passport Fund's performance for the one-year period ended December 31, 2004 placed it in the fifth quintile of its Lipper performance group, with the Fund ranking eighth out of nine Lipper-selected "peer funds," and in the fifth quintile of its Lipper international small/mid-cap growth fund performance universe, ranking 68th of 76 funds. The directors further observed that the Fund's longer-term performance rankings were significantly better, with the Fund ranking in the first quintile of its Lipper performance group and universe in calendar year 2003. The Fund's three-year performance results ended December 31, 2004 placed it in the third quintile of its Lipper performance group and in the second quintile of its Lipper performance universe.[1] The directors expressed concern that Passport Fund ranked in the lowest quintile of its Lipper group for the one-year period ended December 31, 2004 with respect to the Fund's performance, total expenses, brokerage commissions and portfolio turnover rate. The directors determined that it would be preferable for the Fund to be managed in a manner that would reduce its portfolio turnover rate to assist in addressing these issues, and asked Founders to report back to them with possible alternatives. Subsequently, Founders, in consultation with the directors, determined to have a new team manage the Fund's portfolio. This new team assumed portfolio management responsibilities for the Fund in November 2005.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings reflect applicable fee waivers, but do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by
Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Passport Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the fifth lowest of nine "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than five of the nine funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 15th lowest of 25 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' Management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

• That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Passport Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

Dreyfus Founders Worldwide Growth Fund

Investment Update
December 31, 2005

Dreyfus Founders Funds
The Growth Specialists

Table of Contents



Paperless Delivery of this Report

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)

   

*A discussion with co-portfolio managers Remi J. Browne, CFA, left;
Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from
left; and John B. Jares, CFA, right, regarding Fund performance for the
12-month period ended December 31, 2005.*

Strong Global Equity Markets

Markets were strong around the world in 2005 as 21 of 23 countries
and 9 of 10 economic sectors posted gains in the Morgan Stanley Capital
International (MSCI) World Index. Japan was one of the best performing
markets during the year with a 25.6% return, as investors became increasingly
convinced the Japanese economy is on a sustained growth path, following
years of deflation and a prolonged period of underperformance in the
international equity markets. Among the global sectors, energy was the
best performer in the Index with a 29% return, driven primarily by strong
demand for oil and natural gas. The lone weak spot was found in the Index's
telecommunications services sector, which declined nearly 9% as investors
grew impatient with the size of investments telecom companies were
making and the lack of returns they were providing.

In the United States, robust corporate
profit growth and a strong economy led
to positive performance from equity
markets. Moderate inflation and a
still-strong housing market combined to
positively impact numerous economic
indicators. The actions of the Federal

> *"Our stock-by-stock research
> approach served the Fund
> well overall, as it produced
> a positive impact to the
> Fund's relative return."*

Reserve in raising the federal funds rate to 4.25% by the end of the period
did dampen investor sentiment somewhat; however analysts expected an end
to the tightening cycle by mid-2006.

Stock-by-Stock Strategy Continued

The Fund's investment strategy did not change during the 12-month period. Although we are benchmark-aware, we continued to analyze companies individually through proprietary analysis, Wall Street data and meetings with company management, among other resources, to seek high-growth opportunities at attractive valuations. This stock-by-stock research approach served the Fund well overall, as the Dreyfus Founders Worldwide Growth Fund's return exceeded the 9.49% return of its benchmark, the Morgan Stanley Capital International (MSCI) World Index, for the 12-month period ended December 31, 2005.[1]

> **Sectors Benefiting the Fund**
>
> Industrials
> Information Technology
> Consumer Discretionary

Standout Market Performers

The energy and materials sectors exhibited strong performance during the year. Performance was driven by surging commodity prices—crude oil prices topped $70 a barrel, copper rose above $2 a pound and gold increased to over $500 an ounce—and robust demand in the emerging markets such as China and India. At the industry level, drilling firms in the energy sector and mining companies in the materials sector performed exceptionally well during the year.

Country Performance Impacted Fund

On a country level, underweight exposures to the United States and Hong Kong, paired with strong stock selection, boosted the Fund's relative return. An overweight position coupled with solid stock picking in Switzerland also produced positive results for the Fund. Fund performance was weakened by stock selection in Japan and the United Kingdom, and a relative underweight position in Canada.

Industrials, IT and Consumer Discretionary Outperformed

The Fund's main investment approach, to search stock-by-stock for the greatest opportunities for growth, helped the Fund as every sector except energy benefited from positive stock selection. The industrials sector led the pack, with names such as U.S.-based airlines companies **US Airways Group,**

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual Total Returns for all share classes, including and excluding sales charges.

Inc. and **AMR Corporation**, parent company of American Airlines, and Japanese commodity-trading company **Mitsubishi Corporation** all exhibiting strong performance during the period. AMR and US Airways experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and cost controls. The Fund benefited from its exposure to Mitsubishi, which saw a 71% price increase during the Fund's holding period.

The information technology (IT) sector also positively impacted the Fund's annual performance through strong-performing issues such as **Apple Computer, Inc.** The popularity of Apple's iPod digital music products and Macintosh computers helped drive the company's stock price.

An effective selection of consumer discretionary stocks also aided the Fund's performance. Japanese consumer electronics retailer **Yamada Denki** advanced after the firm reported results that included a 41% rise in consolidated recurring profit, exceeding the company's initial target.

In addition, noteworthy individual issues were found across nearly all sectors. Among the top performers were consumer staples name Gillette Company and healthcare holding Genentech, Inc. Gillette was acquired by Procter & Gamble Company during the period for a significant premium, boosting Gillette's return, and Genentech showed solid revenue and earnings growth.

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Accenture Limited Class A** (United States; ACN)	**1.82%**
2. **Royal Caribbean Cruises Limited** (United States; RCL)	**1.80%**
3. **Microsoft Corporation** (United States; MSFT)	**1.60%**
4. **Linear Technology Corporation** (United States; LLTC)	**1.59%**
5. **Apple Computer, Inc.** (United States; AAPL)	**1.52%**
6. **AMR Corporation** (United States; AMR)	**1.49%**
7. **Home Depot, Inc.** (United States; HD)	**1.45%**
8. **Pixar, Inc.** (United States; PIXR)	**1.39%**
9. **Mitsubishi Corporation** (Japan; 8058)	**1.33%**
10. **SLM Corporation** (United States; SLM)	**1.31%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	4.49%	(3.22%)	—	(6.61%)
Without sales charge	10.84%	(2.07%)	—	(5.68%)
B Shares (12/31/99)				
With redemption*	6.14%	(3.09%)	—	(6.48%)
Without redemption	10.14%	(2.70%)	—	(6.35%)
C Shares (12/31/99)				
With redemption**	9.18%	(3.08%)	—	(6.66%)
Without redemption	10.18%	(3.08%)	—	(6.66%)
F Shares (12/29/89)	10.89%	(1.89%)	3.81%	7.65%
R Shares (12/31/99)	11.88%	(1.38%)	—	(5.15%)
T Shares (12/31/99)				
With sales charge (4.50%)	5.47%	(4.08%)	—	(7.40%)
Without sales charge	10.46%	(3.19%)	—	(6.68%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Energy and Financials Positions Hurt Return

The Fund's relative performance was negatively impacted by both an underweight position and poor stock selection in the energy sector. Also, an underweight position in the financials sector hurt relative performance for the Fund.

Select Issues Hampered the Fund

Although the Fund fared well in the industrials, information technology, consumer discretionary and telecommunications services sectors, select issues in these sectors hampered the Fund's return. Industrials name W.W. Grainger, Inc. negatively impacted the Fund, while information technology holdings Maxim Integrated Products, Inc. and Xilinx, Inc. declined during the period. Favorable demand and trends for Maxim's analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins.

Consumer discretionary offering **Comcast Corporation** experienced a slow ramp-up into its cable telephony offering and sluggish trends in video services. **Royal Caribbean Cruises Limited** also experienced a decline as investors grew concerned with the effect high oil prices may have on the company. DreamWorks Animation SKG, Inc. had a revenue shortfall from its DVD sales. Higher spending levels also resulted in materially lower earnings-per-share results for the company, and the Fund exited its position based on this



Portfolio Composition of Net Assets

46.68%	United States
12.64%	Japan
9.95%	United Kingdom
4.19%	France
3.94%	Switzerland
3.70%	Germany
2.70%	Netherlands
2.48%	Canada
10.98%	Other Countries
2.74%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

decline. The Fund, however, retained a position in Comcast and Royal Caribbean at the end of the period, as we believed these companies' respective growth opportunities remained viable.

<table>
<tr><td>Sectors Detracting From the Fund</td></tr>
<tr><td>Energy
Financials
Utilities</td></tr>
</table>

Telecommunications giant **Vodafone Group PLC** slid after announcing its commitment to the highly competitive Japanese market. Vodafone emphasized its plan to increase market share in Japan through more aggressive marketing, which was expected to cause further margin deterioration. Although the Fund did not sell its full position in Vodafone, it ended the period with a smaller position in the company.

In Conclusion

As we enter 2006, global growth appears to be strong and gaining traction as monetary policies around the world continue to be accommodative. The market is suggesting that we may be near the end of the U.S. Federal Reserve's tightening cycle, lending further support to equity markets. Naturally, any gains in the global equity markets could be tempered if negative events occur on the geopolitical landscape.

As always, our focus is on seeking companies with improving business momentum and attractive valuations, regardless of sector or country, or the direction of the market.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,060.39	$10.02
Class A Hypothetical	1,000.00	1,015.35	9.85
Class B Actual	1,000.00	1,058.88	13.86
Class B Hypothetical	1,000.00	1,011.58	13.63
Class C Actual	1,000.00	1,058.78	13.91
Class C Hypothetical	1,000.00	1,011.53	13.68
Class F Actual	1,000.00	1,060.60	10.08
Class F Hypothetical	1,000.00	1,015.30	9.90
Class R Actual	1,000.00	1,064.22	7.49
Class R Hypothetical	1,000.00	1,017.85	7.35
Class T Actual	1,000.00	1,059.74	11.84
Class T Hypothetical	1,000.00	1,013.57	11.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.93%
Class B	2.67%
Class C	2.68%
Class F	1.94%
Class R	1.44%
Class T	2.28%

STATEMENT OF INVESTMENTS

December 31, 2005

Shares		Market Value
Common Stocks (Domestic)—46.4%		
Airlines—2.2%		
38,538	AMR Corporation*	$ 856,702
11,685	US Airways Group, Inc.*	433,981
		1,290,683
Application Software—0.7%		
9,198	Autodesk, Inc.	395,054
Asset Management & Custody Banks—0.6%		
6,524	Northern Trust Corporation	338,074
Biotechnology—0.9%		
3,939	Amgen, Inc.*	310,630
5,330	ImClone Systems, Inc.*	182,499
		493,129
Broadcasting & Cable TV—0.9%		
20,874	Comcast Corporation Special Class A*	536,253
Communications Equipment—0.6%		
16,685	Motorola, Inc.	376,914
Computer & Electronics Retail—1.0%		
13,326	Best Buy Company, Inc.	579,414
Computer Hardware—2.5%		
12,152	Apple Computer, Inc.*	873,607
20,998	Hewlett-Packard Company	601,173
		1,474,780
Computer Storage & Peripherals—1.0%		
41,314	EMC Corporation*	562,697
Consumer Finance—1.3%		
13,743	SLM Corporation	757,102
Data Processing & Outsourced Services—0.6%		
7,273	Automatic Data Processing, Inc.	333,758
Department Stores—2.1%		
5,525	J.C. Penney Company, Inc.	307,190
14,151	Kohl's Corporation*	687,739
5,579	Nordstrom, Inc.	208,655
		1,203,584

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value
General Merchandise Stores—0.5%		
5,450	Target Corporation	$ 299,587
Healthcare Services—0.6%		
6,346	Omnicare, Inc.	363,118
Healthcare Supplies—0.5%		
5,490	DENTSPLY International, Inc.	294,758
Home Entertainment Software—0.8%		
9,300	Electronic Arts, Inc.*	486,483
Home Improvement Retail—1.5%		
20,588	Home Depot, Inc.	833,402
Hotels, Resorts & Cruise Lines—0.8%		
8,292	Carnival Corporation	443,373
Household Products—2.4%		
12,616	Clorox Company	717,724
13,047	Colgate-Palmolive Company	715,628
		1,433,352
Hypermarkets & Super Centers—0.5%		
6,595	Wal-Mart Stores, Inc.	308,646
Industrial Conglomerates—1.3%		
21,533	General Electric Company	754,732
Integrated Oil & Gas—1.3%		
2,888	ConocoPhillips	168,024
10,321	ExxonMobil Corporation	579,731
		747,755
Integrated Telecommunication Services—1.3%		
5,116	Alltel Corporation	322,820
19,305	Sprint Nextel Corporation	450,965
		773,785
Internet Software & Services—0.7%		
1,034	Google, Inc. Class A*	428,965
Investment Banking & Brokerage—0.7%		
2,995	Goldman Sachs Group, Inc.	382,491
IT Consulting & Other Services—1.8%		
36,435	Accenture Limited Class A	1,051,878
Leisure Facilities—1.8%		
23,000	Royal Caribbean Cruises Limited	1,036,380
Movies & Entertainment—1.4%		
15,205	Pixar, Inc.*	801,608
Other Diversified Financial Services—0.9%		
13,369	JPMorgan Chase & Company	530,616
Packaged Foods & Meats—0.3%		
3,155	Hershey Foods Corporation	174,314

See notes to statement of investments.

Shares		Market Value
Personal Products—0.6%		
9,430	Estée Lauder Companies, Inc. Class A	$ 315,716
Pharmaceuticals—4.4%		
7,850	Covance, Inc.*	381,118
4,011	Eli Lilly and Company	226,982
9,733	Johnson & Johnson	584,953
28,700	MGI Pharma, Inc.*	492,492
11,038	Pfizer, Inc.	257,406
13,387	Wyeth	616,739
		2,559,690
Railroads—1.2%		
8,235	Union Pacific Corporation	663,000
Semiconductors—2.8%		
28,658	Intel Corporation	715,304
25,360	Linear Technology Corporation	914,735
		1,630,039
Specialty Chemicals—0.5%		
4,577	Sigma-Aldrich Corporation	289,678
Specialty Stores—0.3%		
5,455	Office Depot, Inc.*	171,287
Steel—0.6%		
5,348	Nucor Corporation	356,819
Systems Software—1.6%		
35,279	Microsoft Corporation	922,546
Thrifts & Mortgage Finance—0.9%		
12,371	The PMI Group, Inc.	508,077
Total Common Stocks (Domestic) **(Cost—$23,689,682)**		26,903,537
Common Stocks (Foreign)—50.6%		
Aerospace & Defense—0.7%		
21,604	BAE Systems PLC (UK)	141,902
36,578	Rolls-Royce Group PLC (UK)	269,048
		410,950
Apparel, Accessories & Luxury Goods—1.0%		
6,656	Compagnie Financiere Richemont AG (SZ)	289,722
7,000	Gildan Activewear, Inc. (CA)*	301,075
		590,797
Application Software—0.7%		
45,348	Sage Group PLC (UK)	201,304
1,091	SAP AG (GE)	197,845
		399,149
Asset Management & Custody Banks—0.3%		
9,341	Schroder's PLC (UK)	152,683
Auto Parts & Equipment—0.4%		
6,200	Denso Corporation (JA)	213,965

Shares		Market Value

Automobile Manufacturers—1.1%

2,852	DaimlerChrysler AG (GE)	$ 145,453
8,600	Honda Motor Company Limited (JA)	490,762
		636,215

Brewers—1.5%

53,761	Foster's Group Limited (AU)	219,915
8,926	InBev NV (BE)	388,551
6,000	Orkla ASA (NW)	248,470
		856,936

Broadcasting & Cable TV—0.8%

11,408	Gestevision Telecinco SA (SP)	287,935
77	TV Asahi Corporation (JA)	191,300
		479,235

Communications Equipment—1.1%

20,950	Nokia Oyj (FI)	383,186
66,000	Telefonaktiebolaget LM Ericsson (SW)	226,798
		609,984

Computer & Electronics Retail—1.0%

4,600	Yamada Denki (JA)	575,707

Computer Hardware—0.9%

34,000	Fujitsu Limited (JA)	258,888
41,000	Toshiba Corporation (JA)	244,745
		503,633

Computer Storage & Peripherals—0.3%

3,435	Logitech International SA (SZ)*	161,412

Construction Materials—0.7%

33,445	Rinker Group Limited (AU)	403,321

Construction, Farm Machinery & Heavy Trucks—0.9%

10,700	Volvo AB Class B (SW)	504,393

Consumer Electronics—0.5%

16,000	Matsushita Electric Industrial Company Limited (JA)	308,645

Consumer Finance—0.3%

2,420	Sanyo Shinpan Finance Company Limited (JA)	173,597

Distillers & Vintners—0.6%

23,597	Diageo PLC (UK)	342,059

Diversified Banks—3.2%

60,097	Banca Intesa SPA (IT)	318,378
11,693	Banco Santander Central Hispano SA (SP)	154,347
14,953	Barclays PLC (UK)	157,197
4,084	BNP Paribas SA (FR)	330,462
25,669	Capitalia SPA (IT)	148,599
13,903	HBOS PLC (UK)	237,537
4,900	Royal Bank of Scotland Group PLC (UK)	147,961
2,866	Societe Generale (FR)	352,524
		1,847,005

See notes to statement of investments.

15

Shares		Market Value
Diversified Capital Markets—1.2%		
9,667	Credit Suisse Group (SZ)	$ 492,876
2,028	UBS AG (SZ)	193,062
		685,938
Diversified Chemicals—0.8%		
5,791	BASF AG (GE)	443,769
Diversified Metals & Mining—2.2%		
22,389	BHP Billiton Limited (AU)	373,396
7,100	Teck Cominco Limited Class B (CA)	378,972
21,046	Xstrata PLC (UK)	492,474
		1,244,842
Electric Utilities—1.0%		
3,550	E.ON AG (GE)	367,566
56,211	International Power PLC (UK)	231,633
		599,199
Electrical Components & Equipment—1.1%		
1,854	Schneider Electric SA (FR)	165,383
30,000	Sumitomo Electric Industries Limited (JA)	455,590
		620,973
Electronic Equipment Manufacturers—0.8%		
12,500	Hoya Corporation (JA)	449,400
Food Retail—0.3%		
31,872	Tesco PLC (UK)	181,789
Heavy Electrical Equipment—0.3%		
21,000	Mitsubishi Electric Corporation (JA)	148,684
Integrated Oil & Gas—3.0%		
65,127	BP PLC (UK)	693,627
4,600	Husky Energy, Inc. (CA)	233,462
8,911	Repsol YPF SA (SP)	260,251
5,847	Royal Dutch Shell PLC Class A (NE)	178,167
1,412	Total SA (FR)	354,713
		1,720,220
Integrated Telecommunication Services—1.3%		
72,371	BT Group PLC (UK)	277,368
15,600	Telenor ASA (NW)	153,127
7,100	Telus Corporation (CA)	292,306
		722,801
Investment Banking & Brokerage—0.6%		
16,000	Daiwa Securities Group, Inc. (JA)	181,388
2,923	Macquarie Bank Limited (AU)	146,032
		327,420
Life & Health Insurance—0.4%		
73,868	Old Mutual PLC (UK)	209,390

Shares		Market Value
Marine—0.5%		
30	AP Moller-Maersk AS (DE)	$ 310,378
Movies & Entertainment—0.8%		
14,145	Vivendi Universal SA (FR)	443,088
Multi-Line Insurance—0.9%		
11,979	Aviva PLC (UK)	145,306
2,923	Baloise Holding Limited (SZ)	170,718
856	Zurich Financial Services AG (SZ)	182,391
		498,415
Office Electronics—0.9%		
9,300	Canon, Inc. (JA)	544,113
Oil & Gas Exploration & Production—1.0%		
9,483	Eni SPA (IT)	263,036
1,860	Norsk Hydro ASA (NW)	190,980
51,908	Oil Search Limited (AU)	140,415
		594,431
Other Diversified Financial Services—1.5%		
17,952	ING Groep NV (NE)	622,699
5,600	Sun Life Financial, Inc. (CA)	225,108
		847,807
Packaged Foods & Meats—0.4%		
812	Nestlé SA Registered (SZ)	242,840
Pharmaceuticals—6.8%		
6,400	Astellas Pharma, Inc. (JA)	249,629
14,659	AstraZeneca Group PLC (UK)	713,529
8,700	Eisai Company Limited (JA)	365,159
10,400	GlaxoSmithKline PLC (UK)	262,863
6,706	Novartis AG (SZ)	352,370
6,520	Novo Nordisk AS Class B (DE)	366,763
1,255	Roche Holding AG (SZ)	188,427
5,689	Sanofi-Aventis (FR)	498,385
7,100	Santen Pharmaceutical Company Limited (JA)	196,261
4,563	Schering AG (GE)	305,478
7,500	Takeda Pharmaceuticals Company Limited (JA)	405,732
		3,904,596
Precious Metals & Minerals—0.2%		
4,849	ThyssenKrupp AG (GE)	101,262
Semiconductor Equipment—1.6%		
37,612	ASM Lithography Holding NV NY Shares (NE)*	755,249
3,100	Tokyo Electron Limited (JA)	194,777
		950,026
Soft Drinks—0.7%		
13,600	Coca-Cola Hellenic Bottling Company SA (GR)	400,578

See notes to statement of investments.

Share		Market Value
Steel—0.7%		
11,600	JFE Holdings, Inc. (JA)	$ 389,503
Tires & Rubber—1.1%		
4,691	Continental AG (GE)	415,953
14,000	Sumitomo Rubber Industries Limited (JA)	199,432
		615,385
Tobacco—0.8%		
21,303	British American Tobacco PLC (UK)	476,495
Trading Companies & Distributors—1.8%		
34,700	Mitsubishi Corporation (JA)	767,940
22,000	Mitsui & Company Limited (JA)	282,613
		1,050,553
Wireless Telecommunication Services—1.9%		
5,562	Bouygues SA (FR)	271,943
92,600	China Mobile (Hong Kong) Limited (HK)	438,297
186,388	Vodafone Group PLC (UK)	402,472
		1,112,712
Total Common Stocks (Foreign)		
(Cost—$21,474,143)		29,006,293
Preferred Stocks (Foreign)—0.3%		
Healthcare Equipment—0.3%		
1,141	Fresenius AG Preferred (GE)	154,529
Total Preferred Stocks (Foreign)		
(Cost—$140,876)		154,529

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.6%		
Special Purpose Entity—2.6%		
$1,500,000	CAFCO LLC	
	4.12% 1/3/06~	$ 1,499,657
Total Corporate Short-Term Notes		
(Amortized Cost—$1,499,657)		1,499,657
Total Investments—99.9%		
(Total Cost—$46,804,358)		57,564,016
Other Assets and Liabilities—0.1%		82,451
Net Assets—100.0%		$57,646,467

Notes to Statement of Investments

* Non-income producing.

~ Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,499,657 or 2.6%, of the Fund's net assets as of December 31, 2005.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 46,804,358
Investment securities, at market	57,564,016
Cash	102,470
Receivables:	
Investment securities sold	1,103,246
Capital shares sold	120,085
Dividends and interest	80,124
Other assets	126,613
Total Assets	59,096,554

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	775,205
Capital shares redeemed	455,829
Advisory fees	50,194
Shareholder servicing fees	8,248
Accounting fees	4,070
Distribution fees	15,270
Transfer agency fees	6,564
Custodian fees	796
Directors' deferred compensation	89,142
Other	44,769
Total Liabilities	1,450,087
Net Assets	$ 57,646,467

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 106,933,421
Accumulated net investment loss	(28,758)
Accumulated net realized loss from security and foreign currency transactions	(60,027,368)
Net unrealized appreciation on investments and foreign currency translation	10,769,172
Total	$ 57,646,467

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	619,010
Shares Outstanding		43,558
Net Asset Value, Redemption Price Per Share	$	14.21
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	15.08

Class B

Net Assets	$	1,803,276
Shares Outstanding		132,825
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.58

Class C

Net Assets	$	308,216
Shares Outstanding		23,162
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.31

Class F

Net Assets	$	53,184,353
Shares Outstanding		3,728,772
Net Asset Value, Offering and Redemption Price Per Share	$	14.26

Class R

Net Assets	$	1,701,449
Shares Outstanding		115,848
Net Asset Value, Offering and Redemption Price Per Share	$	14.69

Class T

Net Assets	$	30,163
Shares Outstanding		2,266
Net Asset Value, Redemption Price Per Share	$	13.31
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	13.94

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	1,496,352
Interest		39,837
Foreign taxes withheld		(121,340)
Total Investment Income		1,414,849

Expenses

Advisory fees—Note 2	808,338
Shareholder servicing fees—Note 2	91,308
Accounting fees—Note 2	64,287
Distribution fees—Note 2	154,879
Transfer agency fees—Note 2	81,731
Registration fees	59,835
Postage and mailing expenses	14,710
Custodian fees and expenses—Note 2	52,039
Printing expenses	45,639
Legal and audit fees	28,677
Directors' fees and expenses—Note 2	26,071
Other expenses	63,277
Total Expenses	1,490,791
Earnings Credits	(5,182)
Reimbursed/Waived Expenses	(19,539)
Expense Offset to Broker Commissions	(12,370)
Net Expenses	1,453,700
Net Investment Loss	(38,851)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		14,158,749[1]
Foreign Currency Transactions		(16,234)
Net Realized Gain		14,142,515
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(6,260,128)
Net Realized and Unrealized Gain		7,882,387
Net Increase in Net Assets Resulting from Operations	$	7,843,536

[1] *Includes $4,048,548 of realized gains resulting from a redemption in kind.*

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (38,851)	$ (42,516)
Net Realized Gain on Security and Foreign Currency Transactions	14,142,515	14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,260,128)	(3,533,551)
Net Increase in Net Assets Resulting from Operations	7,843,536	10,443,362
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	31,644	(195,731)
Class B	(430,097)	21,999
Class C	8,837	(26,743)
Class F	(13,367,715)	(16,782,781)
Class R	(25,021,636)[1]	383,468
Class T	(26,282)	(14,130)
Net Decrease from Capital Share Transactions	(38,805,249)	(16,613,918)
Net Decrease in Net Assets	(30,961,713)	(6,170,556)
Net Assets		
Beginning of Year	$ 88,608,180	$ 94,778,736
End of Year	$ 57,646,467	$ 88,608,180
Accumulated Net Investment Loss	$ (28,758)	$ (17,206)

[1] *On November 30, 2005, Class R disbursed portfolio securities and cash valued at $23,196,136 in payment of a redemption by an affiliate of the Fund.*

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$12.82	$11.38	$8.32	$11.71	$15.78
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.21)	(0.10)	(0.15)	(0.09)
Net realized and unrealized gains (losses) on securities	1.41	1.65	3.16	(3.24)	(3.98)
Total from investment operations	1.39	1.44	3.06	(3.39)	(4.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.21	$12.82	$11.38	$8.32	$11.71
Total Return[b]	10.84%	12.65%	36.78%	(28.95%)	(25.79%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$619	$519	$656	$543	$1,003
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.95%	1.81%	2.03%	2.06%	2.10%
Expenses with reimbursements, earnings credits and brokerage offsets	1.92%	1.81%	2.03%	2.06%	2.09%
Net investment loss	(0.19%)	(0.18%)	(0.55%)	(0.77%)	(0.96%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.98% (2005), 1.83% (2004), 2.04% (2003), 2.06% (2002), and 2.10% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.33	$11.02	$8.12	$11.52	$15.57
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.09)	(0.16)	(0.14)	(0.15)
Net realized and unrealized gains					
(losses) on securities	1.36	1.40	3.06	(3.26)	(3.90)
Total from investment operations	1.25	1.31	2.90	(3.40)	(4.05)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.58	$12.33	$11.02	$8.12	$11.52
Total Return[b]	10.14%	11.89%	35.71%	(29.51%)	(26.01%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,803	$2,061	$1,821	$1,459	$2,089
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.69%	2.52%	2.80%	2.71%	2.54%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.66%	2.52%	2.80%	2.70%	2.53%
Net investment loss	(0.93%)	(0.87%)	(1.30%)	(1.41%)	(1.43%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.72% (2005), 2.54% (2004), 2.82% (2003), 2.71% (2002), and 2.54% (2001).
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$12.08	$10.81	$7.96	$11.34	$15.56
Income from investment operations:					
Net investment loss	(0.07)	(0.20)	(0.20)	(0.30)	(0.30)
Net realized and unrealized gains (losses) on securities	1.30	1.47	3.05	(3.08)	(3.92)
Total from investment operations	1.23	1.27	2.85	(3.38)	(4.22)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.31	$12.08	$10.81	$7.96	$11.34
Total Return[a]	10.18%	11.75%	35.80%	(29.81%)	(27.12%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$308	$272	$271	$218	$380
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.70%	2.60%	2.82%	3.33%	4.18%
Expenses with reimbursements, earnings credits and brokerage offsets	2.66%	2.59%	2.82%	3.33%	4.17%
Net investment loss	(0.93%)	(0.97%)	(1.34%)	(2.05%)	(3.07%)
Portfolio turnover rate[c]	120%	130%	138%	211%	145%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.72% (2005), 2.62% (2004), 2.84% (2003), 3.40% (2002), and 4.18% (2001).
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.86	$11.41	$8.33	$11.72	$15.69
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.21)	(0.13)	(0.13)	(0.14)
Net realized and unrealized gains (losses) on securities	1.42	1.66	3.21	(3.26)	(3.83)
Total from investment operations	1.40	1.45	3.08	(3.39)	(3.97)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.26	$12.86	$11.41	$8.33	$11.72
Total Return	10.89%	12.71%	36.97%	(28.92%)	(25.30%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$53,184	$61,038	$70,566	$59,890	$101,592
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.94%	1.78%	1.97%	1.84%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.91%	1.77%	1.97%	1.84%	1.60%
Net investment loss	(0.17%)	(0.13%)	(0.47%)	(0.55%)	(0.50%)
Portfolio turnover rate[c]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.96% (2005), 1.80% (2004), 1.98% (2003), 1.84% (2002), and 1.61% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.13	$11.60	$8.44	$11.81	$15.75
Income from investment operations:					
Net investment income (loss)	0.05[b]	0.03	0.00[a]	(0.01)	(0.02)
Net realized and unrealized gains (losses) on securities	1.51	1.50	3.16	(3.36)	(3.92)
Total from investment operations	1.56	1.53	3.16	(3.37)	(3.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.69	$13.13	$11.60	$8.44	$11.81
Total Return	11.88%	13.19%	37.44%	(28.54%)	(25.02%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,701	$24,665	$21,404	$14,060	$19,193
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.45%	1.37%	1.51%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.37%	1.51%	1.41%	1.24%
Net investment income (loss)	0.35%	0.28%	(0.03%)	(0.13%)	(0.14%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Net investment loss for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.47% (2005), 1.39% (2004), 1.53% (2003), 1.41% (2002), and 1.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.05	$10.73	$7.89	$11.46	$15.65
Income from investment operations:					
Net investment loss	(0.07)[a]	(0.36)	(0.14)	(0.59)	(0.26)
Net realized and unrealized gains (losses) on securities	1.33	1.68	2.98	(2.98)	(3.93)
Total from investment operations	1.26	1.32	2.84	(3.57)	(4.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.31	$12.05	$10.73	$7.89	$11.46
Total Return[b]	10.46%	12.30%	35.99%	(31.15%)	(26.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$30	$54	$61	$47	$90
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.33%	2.14%	2.54%	4.60%	3.75%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.14%	2.54%	4.60%	3.74%
Net investment loss	(0.56%)	(0.50%)	(1.05%)	(2.88%)	(2.72%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.16% (2004), 2.56% (2003), 5.48% (2002), and 10.02% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a significant portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $84,389 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $34,862 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,398
Class B	$3,952
Class C	$545
Class R	$6,001
Class T	$138

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,029 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $34,835 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $138,956 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,548
Class B	$13,850	$4,617
Class C	$1,979	$660
Class T	$94	$94

During the year ended December 31, 2005, DSC retained $146 in sales commissions from the sales of Class A shares. DSC also retained $3988 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $19,539, which reduced the amount paid to Mellon Bank to $32,500.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, redemptions-in-kind, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$27,299	$(3,971,207)	$3,943,908

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $10,043,805. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$34,530,988
2010	$22,200,649
2011	$3,142,525
	$59,874,162

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Foreign Currency Loss Deferral	$(2,399)
Other Book/Tax Differences	$(16,845)
Federal Tax Cost	$46,957,564
Gross Tax Appreciation of Investments	$10,806,488
Gross Tax Depreciation of Investments	$(200,036)
Net Tax Appreciation	$10,606,452

Notes to Financial Statements

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	22,521	$ 293,185	14,460	$ 169,930
Redeemed	(19,415)	$ (261,541)	(31,674)	$ (365,661)
Net Increase (Decrease)	3,106	$ 31,644	(17,214)	$ (195,731)
Class B				
Sold	8,028	$ 98,777	31,752	$ 357,137
Redeemed	(42,268)	$ (528,874)	(29,868)	$ (335,138)
Net Increase (Decrease)	(34,240)	$ (430,097)	1,884	$ 21,999
Class C				
Sold	10,078	$ 128,403	8,384	$ 94,894
Redeemed	(9,465)	$ (119,566)	(10,901)	$ (121,637)
Net Increase (Decrease)	613	$ 8,837	(2,517)	$ (26,743)
Class F				
Sold	210,093	$ 2,732,978	837,712	$ 9,854,038
Redeemed	(1,227,387)	$ (16,100,693)	(2,275,773)	$ (26,636,819)
Net Decrease	(1,017,294)	$ (13,367,715)	(1,438,061)	$ (16,782,781)
Class R				
Sold	256,421	$ 3,470,964	209,694	$ 2,478,822
Redeemed	(2,018,994)	$ (28,492,600)	(175,936)	$ (2,095,354)
Net Increase (Decrease)	(1,762,573)	$ (25,021,636)	33,758	$ 383,468
Class T				
Sold	8	$ 100	1,421	$ 15,509
Redeemed	(2,190)	$ (26,382)	(2,672)	$ (29,639)
Net Decrease	(2,182)	$ (26,282)	(1,251)	$ (14,130)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $95,597,237 and $134,484,922, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected Class F by Lipper. The Lipper materials further included graphs depicting each Fund's one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Worldwide Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking third out of six Lipper-selected "peer funds," and in the third quintile of its Lipper global large-cap growth fund performance universe, ranking 24th of 56 funds. The directors noted that the Fund's performance had improved significantly since the current managers of the foreign portion of the Fund's portfolio assumed their duties in March 2003, with the Fund placing in the first quintile of its Lipper-selected universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

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[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Worldwide Growth Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 11 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than five of the 11 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe, placing 34th lowest of 48 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Worldwide Growth Fund

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2005, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2006 Founders Asset Management LLC. 2/06

A-646-WWG-05

Dreyfus Founders
Balanced Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

(unaudited)

 

A discussion with portfolio manager John B. Jares, CFA, left; and assistant portfolio manager John V. Johnson, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Burdens

Through 2005, investors endured a restrictive Federal Reserve monetary policy and a continued contraction of corporate earnings multiples, despite the strong operating results produced by the market. With what seemed to be an overly volatile market in 2005, the Standard & Poor's 500 Index posted one of the most narrow price ranges between the year's high and low in recent history. Additionally, the economy continued to carry the burden of high materials and energy prices through the period. In the latter part of the year, the market began to positively discount the possibility of the Federal Reserve ending its interest rate increases.

"The Fund's performance for the period was driven by our investment strategy to fundamentally evaluate companies and industries on an individual basis."

Conservative Allocation to Equities

The Fund's performance for the year was driven by our investment strategy to fundamentally evaluate companies and industries on an individual basis. However, that being said, the Dreyfus Founders Balanced Fund underperformed the 4.91% return of its benchmark, the Standard & Poor's 500 Index, for the 12 months ended December 31, 2005.

The Fund continued to search for companies exhibiting strong growth potential, using fundamental analysis. Throughout most of the period, the Fund maintained a conservative allocation to equities to mitigate risks to the portfolio overall, with sector weightings biased toward the information technology (IT) and consumer discretionary sectors. As our investment process began to reveal improving fundamentals within the information technology sector, we selected the stocks that we believed were most likely to exhibit strong earnings growth. Early in the period, the Fund's allocation in the energy sector was decreased due to our adherence to our sell discipline upon reaching our price targets. This hurt the Fund's relative performance for the year, as energy was the strongest performing sector in the Index.

IT Showed Strong Performance

The most compelling growth opportunities came from the information technology sector, where strong stock selection and a positive relative weighting boosted the Fund's performance. **Apple Computer, Inc.**'s stock price rose during the period on strong demand for its iPod MP3 music players as well as a shift in consumer preferences toward the company's Macintosh computers. **ASM Lithography Holding NV** increased its market share with new lithography tools, and International Business Machines Corporation experienced a strong mid-year earnings report and improved value assignment from the market. Semiconductor manufacturer Marvell Technology Group Limited also saw its stock price increase during the period.

Sectors Benefiting the Fund

Information Technology
Materials
Consumer Staples

Consumer Staples and Materials Aided Fund

The Fund held relative underweight positions in the materials and consumer staples sectors, which, paired with positive stock selection in each respective sector, benefited the Fund's relative performance as these sectors were not strong performers in the Index.

Individual names within the healthcare sector boosted the Fund's performance as well, including **Genentech, Inc.** and MedImmune, Inc. Genentech's stock price rose on the positive receptivity to its new drugs for the treatment of multiple indications of cancer. MedImmune benefited as the market discounted future potential revenues from its new human papilloma virus (HPV) vaccine. Additionally, the company took numerous positive actions during the period to restructure its product portfolio following an earlier misstep on its Flumist® product.

Consumer staples name Gillette Company was another notable strong performing stock for the period, as the company was purchased for a significant premium by **Procter & Gamble Company**.

Energy and Financials Weighed on Performance

As was previously mentioned, the Fund's position reduction in the energy sector proved the largest detriment to relative performance for the period.

A strong rally in the financials sector in the fourth quarter of the period, in which the Fund had a significant underweight position, impeded the Fund's performance, as did weak stock picking. Among the poor-performing financials issues was First Marblehead Corporation. A provider of outsourcing services for private education lending, First Marblehead's stock price declined as investors were concerned about the company's long-term growth rate and management issues. The company again delivered slower-than-expected facilitation volume growth in the second quarter. Management issues involved the resignation of First Marblehead's CEO over alleged improper gifts to an employee of a large customer. The Fund sold its position in the company as we felt the monies may be better deployed in other investments.

Sectors Detracting From the Fund

Energy
Financials
Utilities

As we did not find any compelling growth opportunities within the utilities sector, the Fund did not participate in this sector. However, utilities produced a double-digit return in the Index, which negatively pressured the Fund's relative performance.

Largest Equity Holdings (ticker symbol)

1.	Regal Entertainment Group Class A (RGC)	4.73%
2.	Amdocs Limited (DOX)	4.45%
3.	General Electric Company (GE)	4.27%
4.	Hewlett-Packard Company (HPQ)	3.85%
5.	Colgate-Palmolive Company (CL)	3.72%
6.	Sprint Nextel Corporation (S)	3.70%
7.	Wells Fargo & Company (WFC)	3.50%
8.	MGI Pharma, Inc. (MOGN)	3.34%
9.	JPMorgan Chase & Company (JPM)	3.18%
10.	ASM Lithography Holding NV NY Shares (ASML)	2.55%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(3.43%)	(1.76%)	—	(3.23%)
Without sales charge	2.51%	(0.60%)	—	(2.27%)
B Shares (12/31/99)				
With redemption*	(2.34%)	(1.70%)	—	(3.16%)
Without redemption	1.66%	(1.30%)	—	(3.00%)
C Shares (12/31/99)				
With redemption**	0.54%	(1.65%)	—	(3.34%)
Without redemption	1.54%	(1.65%)	—	(3.34%)
F Shares (2/19/63)	2.75%	(0.27%)	3.18%	N/A
R Shares (12/31/99)	3.01%	(0.60%)	—	(2.26%)
T Shares (12/31/99)				
With sales charge (4.50%)	(2.40%)	(1.32%)	—	(2.94%)
Without sales charge	2.21%	(0.41%)	—	(2.20%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Individual Issues Impeded Performance

A primary negative impact on an individual stock basis came from the poor performance of consumer discretionary holding **Royal Caribbean Cruises Limited**. Royal Caribbean underperformed during the period as investors were concerned with the effect high oil prices may have on the company's profits. The Fund held Royal Caribbean at the end of the period as we believed robust demand for cruises may help the company to continue strong pricing.

Healthcare names Abbott Laboratories, Inc. and **MGI Pharma, Inc.** also saw drops in their stock prices. Abbott declined during the period after it reported disappointing data on two potential new products, which were the basis for future growth. MGI underperformed as concerns continued over the company's chemo-induced anti-nausea drug, Aloxi®. Additionally, a new product, Dacogen™, was expected to be approved in the fall 2005 but has been delayed, which put pressure on the stock.

Information technology names Xilinx, Inc. and **Maxim Integrated Products, Inc.** also underperformed during the period.

Fixed-Income Performance

In the first three quarters of 2005, higher oil prices, a strengthening dollar and higher short-term interest rates were held accountable for any perceived slowdown in the fixed-income markets. The housing market provided a considerable offset to these factors, as well as stimulus to the economy. In



Portfolio Composition of Net Assets

15.89%	Consumer Discretionary
13.34%	Information Technology
9.72%	Financials
9.71%	Healthcare
5.64%	Consumer Staples
4.68%	Industrials
3.14%	Telecommunications Services
2.18%	Energy
1.82%	Materials
31.93%	Fixed-Income Investments
1.95%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

the fourth quarter, the bond market was affected by a drop in oil prices, indicating less inflationary pressure, and speculation that the Federal Reserve was nearing the end of its tightening cycle. A flattening yield curve pervaded the annual period, as the yield curve's short end, which is usually more responsive to federal funds rate changes, experienced a lowering, causing an overall flattening.

The Fund benefited from its high-quality bias as higher quality bonds outperformed lower quality securities during the year.

An underweight position in mortgages and overweight position in corporate bonds hurt the performance of the fixed-income portion of the portfolio; mortgages outperformed corporates by almost 1.00% for the period. Additionally, the Fund's shorter duration dampened performance as long-dated securities gained more than shorter maturities in the bull market-flattening trend.

In Conclusion
At the end of the period, we believe the Fund is well positioned for continued economic improvement and earnings growth throughout 2006. We have searched for companies in all sectors that we believe have the potential for earnings growth, while being mindful of the potential impacts of monetary policy on the market in general.

For the fixed-income portion of the Fund, we continue to be cautious but believe we are nearing the end of the Federal Reserve's tightening cycle. We will assess credit quality and spreads relative to our corporate bond holdings should we begin to experience economic changes that might affect corporate earnings.

As we move into 2006, we will continue to apply our investment process and philosophy to picking stocks for the Fund that seek to take advantage of the economic environment and that we believe will exhibit strong fundamental earnings strength through the year. As always, we thank you for your continued investment in the Fund.

John B. Jares, CFA
Portfolio Manager

John V. Johnson, CFA
Assistant Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,019.15	$8.65
Class A Hypothetical	1,000.00	1,016.53	8.68
Class B Actual	1,000.00	1,016.94	12.91
Class B Hypothetical	1,000.00	1,012.24	12.97
Class C Actual	1,000.00	1,016.53	13.16
Class C Hypothetical	1,000.00	1,011.98	13.22
Class F Actual	1,000.00	1,019.76	7.38
Class F Hypothetical	1,000.00	1,017.80	7.40
Class R Actual	1,000.00	1,020.37	6.42
Class R Hypothetical	1,000.00	1,018.77	6.43
Class T Actual	1,000.00	1,018.50	9.92
Class T Hypothetical	1,000.00	1,015.25	9.95

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.70%
Class B	2.54%
Class C	2.59%
Class F	1.45%
Class R	1.26%
Class T	1.95%

Shares		Market Value
Common Stocks (Domestic)—58.7%		
Automotive Retail—1.3%		
21,800	Advance Auto Parts, Inc.*	$ 947,418
Biotechnology—2.3%		
7,800	Amgen, Inc.*	615,108
7,100	Cephalon, Inc.*	459,654
6,600	Genentech, Inc.*	610,500
		1,685,262
Broadcasting & Cable TV—0.8%		
21,700	Comcast Corporation Special Class A*	557,473
Computer & Electronics Retail—1.1%		
17,550	Best Buy Company, Inc.	763,074
Computer Hardware—3.7%		
10,800	Apple Computer, Inc.*	776,412
65,900	Hewlett-Packard Company	1,886,717
		2,663,129
Consumer Electronics—1.4%		
10,100	Harman International Industries, Inc.	988,285
Consumer Finance—1.1%		
14,900	SLM Corporation	820,841
Department Stores—1.6%		
9,400	J.C. Penney Company, Inc.	522,640
12,600	Kohl's Corporation*	612,360
		1,135,000
Diversified Banks—3.2%		
12,600	Bank of America Corporation	581,490
27,300	Wells Fargo & Company	1,715,259
		2,296,749
General Merchandise Stores—1.8%		
33,000	Family Dollar Stores, Inc.	818,070
9,200	Target Corporation	505,724
		1,323,794
Healthcare Equipment—0.5%		
10,200	Biomet, Inc.	373,014
Healthcare Supplies—0.7%		
9,800	DENTSPLY International, Inc.	526,162
Home Entertainment Software—0.3%		
3,600	Electronic Arts, Inc.*	188,316
Home Improvement Retail—0.8%		
15,100	Home Depot, Inc.	611,248

Shares		Market Value
Household Products—4.6%		
11,200	Clorox Company	$ 637,168
33,250	Colgate-Palmolive Company	1,823,763
14,235	Procter & Gamble Company	823,922
		3,284,853
Industrial Conglomerates—2.9%		
59,700	General Electric Company	2,092,485
Integrated Oil & Gas—2.2%		
9,800	Chevron Corporation	556,346
18,000	ExxonMobil Corporation	1,011,060
		1,567,406
Integrated Telecommunication Services—3.1%		
7,100	Alltel Corporation	448,010
77,700	Sprint Nextel Corporation	1,815,072
		2,263,082
Internet Software & Services—0.7%		
12,100	Yahoo!, Inc.*	474,078
Investment Banking & Brokerage—1.3%		
38,600	Charles Schwab Corporation	566,262
6,700	Morgan Stanley	380,158
		946,420
Leisure Facilities—0.4%		
6,700	Royal Caribbean Cruises Limited	301,902
Metal & Glass Containers—1.2%		
21,400	Ball Corporation	850,008
Movies & Entertainment—5.8%		
16,500	Pixar, Inc.*	869,880
121,800	Regal Entertainment Group Class A	2,316,636
55,300	Time Warner, Inc.	964,432
		4,150,948
Other Diversified Financial Services—2.2%		
39,300	JPMorgan Chase & Company	1,559,817
Packaged Foods & Meats—1.1%		
14,000	Hershey Foods Corporation	773,500
Pharmaceuticals—5.4%		
11,200	Covance, Inc.*	543,760
11,100	Eli Lilly and Company	628,149
95,400	MGI Pharma, Inc.*	1,637,064
15,975	Pfizer, Inc.	372,537
16,000	Wyeth	737,120
		3,918,630
Railroads—1.0%		
9,100	Union Pacific Corporation	732,641

See notes to statement of investments.

Shares		Market Value
Semiconductors—1.3%		
25,600	Maxim Integrated Products, Inc.	$ 927,744
Specialty Chemicals—0.6%		
7,300	Sigma-Aldrich Corporation	462,017
Specialty Stores—0.9%		
17,400	Tiffany & Company	666,246
Systems Software—1.6%		
43,100	Microsoft Corporation	1,127,065
Thrifts & Mortgage Finance—1.0%		
17,100	The PMI Group, Inc.	702,297
Trading Companies & Distributors—0.8%		
7,700	W.W. Grainger, Inc.	547,470
Total Common Stocks (Domestic) **(Cost—$39,938,770)**		42,228,374
Common Stocks (Foreign)—7.4%		
Application Software—3.0%		
79,400	Amdocs Limited (CI)*	2,183,500
Pharmaceuticals—0.7%		
11,400	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	490,314
Property & Casualty Insurance—0.9%		
10,000	XL Capital Limited Class A (BD)	673,800
Semiconductor Equipment—1.7%		
62,175	ASM Lithography Holding NV NY Shares (NE)*	1,248,474
Semiconductors—1.1%		
46,825	ATI Technologies, Inc. (CA)*	795,557
Total Common Stocks (Foreign) **(Cost—$4,824,023)**		5,391,645

Principal Amount		Market Value
Corporate Bonds (Domestic)—9.2%		
Automobile Manufacturers—1.4%		
$1,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 1,003,990
Diversified Banks—2.4%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,714,728
General Merchandise Stores—1.1%		
750,000	Target Corporation 5.875% 3/1/12	787,853

Principal Amount		Market Value
Household Products—2.2%		
$1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	$ 1,590,825
Pharmaceuticals—2.1%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,506,975
Total Corporate Bonds (Domestic) (Cost—$6,436,621)		6,604,371
U.S. Government Obligations—22.8%		
Agency Pass Through—2.3%		
1,604,698	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	1,678,450
Government Sponsored Enterprises—11.6%		
	Federal Farm Credit Bank:	
1,040,000	4.26% 9/30/10	1,017,775
700,000	4.70% 12/10/14	694,442
	Federal Home Loan Bank	
800,000	4.50% 11/15/12	787,496
	Federal Home Loan Mortgage Corporation:	
1,000,000	4.125% 7/12/10	975,150
800,000	4.875% 11/15/13	803,784
900,000	5.125% 7/15/12	916,452
	Federal National Mortgage Association:	
700,000	5.00% 4/6/10	699,391
800,000	5.375% 11/15/11	823,488
	Tennessee Valley Authority:	
800,000	5.375% 11/13/08	814,288
800,000	5.625% 1/18/11	829,672
		8,361,938
Mortgage-Backed Securities: GNMA/Guaranteed—1.6%		
1,090,504	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,117,854
U.S. Treasury Notes—7.3%		
607,280	U.S. Treasury Inflation Index Note 3.875% 1/15/09	637,965
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	890,154
1,000,000	4.375% 8/15/12	999,880
800,000	5.00% 2/15/11	823,968
900,000	5.00% 8/15/11	928,935
900,000	5.75% 8/15/10	952,137
		5,233,039
Total U.S. Government Obligations (Cost—$16,546,859)		16,391,281

See notes to statement of investments.

Principal Amount	*Amortized Cost*
Corporate Short-Term Notes—2.9%	
Special Purpose Entity—2.9%	
$2,100,000 CAFCO LLC	
4.12% 1/3/06~	$ 2,099,519
Total Corporate Short-Term Notes	
(Amortized Cost—$2,099,519)	2,099,519
Total Investments—101.0%	
(Total Cost—$69,845,792)	72,715,190
Other Assets and Liabilities—(1.0%)	(699,897)
Net Assets—100.0%	$72,015,293

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,099,519, or 2.9%, of the Fund's net assets as of December 31, 2005.*

BD - Bermuda
CA - Canada
CI - Channel Islands
IS - Israel
NE - Netherlands

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

Assets

Investment securities, at cost	$	69,845,792
Investment securities, at market		72,715,190
Cash		113,742
Receivables:		
Investment securities sold		690,619
Capital shares sold		23,840
Dividends and interest		388,299
Other assets		66,344
Total Assets		73,998,034

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	568,478
Capital shares redeemed	1,198,435
Advisory fees	42,597
Shareholder servicing fees	5,054
Accounting fees	3,932
Distribution fees	10,468
Transfer agency fees	15,977
Custodian fees	906
Directors' Deferred Compensation	66,344
Other	70,550
Total Liabilities	1,982,741
Net Assets	$ 72,015,293

Composition of Net Assets

Capital (par value and paid-in surplus)	$	252,943,017
Undistributed net investment income		670,753
Accumulated net realized loss from security and		
foreign currency transactions		(184,467,875)
Net unrealized appreciation on investments		
and foreign currency translation		2,869,398
Total	$	72,015,293

See notes to financial statements.

Class A

Net Assets	$	1,759,754
Shares Outstanding		205,144
Net Asset Value, Redemption Price Per Share	$	8.58
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.10

Class B

Net Assets	$	1,052,670
Shares Outstanding		123,872
Net Asset Value, Offering and Redemption Price Per Share		
(excluding applicable contingent deferred sales charge)	$	8.50

Class C

Net Assets	$	188,534
Shares Outstanding		22,539
Net Asset Value, Offering and Redemption Price Per Share		
(excluding applicable contingent deferred sales charge)	$	8.36

Class F

Net Assets	$	68,925,898
Shares Outstanding		8,025,785
Net Asset Value, Offering and Redemption Price Per Share	$	8.59

Class R

Net Assets	$	53,831
Shares Outstanding		6,291
Net Asset Value, Offering and Redemption Price Per Share	$	8.56

Class T

Net Assets	$	34,606
Shares Outstanding		3,927
Net Asset Value, Redemption Price Per Share	$	8.81
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	9.23

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income		
Dividends	$	552,588
Interest		1,567,896
Foreign taxes withheld		(398)
Total Investment Income		2,120,086
Expenses		
Advisory fees—Note 2		542,501
Shareholder servicing fees—Note 2		66,309
Accounting fees—Note 2		50,077
Distribution fees—Note 2		212,162
Transfer agency fees—Note 2		127,172
Registration fees		60,860
Postage and mailing expenses		18,606
Custodian fees and expenses—Note 2		6,388
Printing expenses		52,645
Legal and audit fees		27,058
Directors' fees and expenses—Note 2		16,360
Other expenses		33,315
Total Expenses		1,213,453
Earnings Credits		(5,516)
Reimbursed/Waived Expenses		(3,731)
Expense Offset to Broker Commissions		(13,318)
Net Expenses		1,190,888
Net Investment Income		929,198
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions		
Net Realized Gain on:		
Security Transactions		10,634,687
Foreign Currency Transactions		13,237
Net Realized Gain		10,647,924
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(9,571,705)
Net Realized and Unrealized Gain		1,076,219
Net Increase in Net Assets Resulting from Operations	$	2,005,417

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 929,198	$ 1,165,048
Net Realized Gain on Security and Foreign Currency Transactions	10,647,924	8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(9,571,705)	(2,078,931)
Net Increase in Net Assets Resulting from Operations	2,005,417	7,925,086
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(16,241)	(16,533)
Class B	(1,226)	(4,861)
Class C	(165)	(659)
Class F	(925,766)	(1,146,498)
Class R	(776)	(763)
Class T	(240)	(243)
Net Decrease from Dividends and Distributions	(944,414)	(1,169,557)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	52,147	(2,547)
Class B	(587,816)	(135,764)
Class C	(77,456)	(49,827)
Class F	(21,792,363)	(36,636,581)
Class R	(5,724)	(16,844)
Class T	(856)	(3,452)
Net Decrease from Capital Share Transactions	(22,412,068)	(36,845,015)
Net Decrease in Net Assets	(21,351,065)	(30,089,486)
Net Assets		
Beginning of Year	$ 93,366,358	$ 123,455,844
End of Year	$ 72,015,293	$ 93,366,358
Undistributed (Accumulated) Net Investment Income (Loss)	$ 670,753	$ (31,472)

See notes to financial statements.

Financial Highlights

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.45	$7.88	$6.68	$8.18	$9.24
Income from investment operations:					
Net investment income	0.08	0.08	0.05	0.05	0.06
Net realized and unrealized gains					
(losses) on securities	0.13	0.57	1.20	(1.51)	(1.03)
Total from investment operations	0.21	0.65	1.25	(1.46)	(0.97)
Less dividends and distributions:					
From net investment income	(0.08)	(0.08)	(0.05)	(0.04)	(0.09)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.08)	(0.08)	(0.05)	(0.04)	(0.09)
Net Asset Value, end of year	$8.58	$8.45	$7.88	$6.68	$8.18
Total Return[a]	2.51%	8.31%	18.81%	(17.85%)	(10.46%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,760	$1,682	$1,572	$1,243	$1,227
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.69%	1.49%	1.83%	1.89%	1.87%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.66%	1.48%	1.83%	1.89%	1.87%
Net investment income	0.90%	0.96%	0.63%	0.56%	0.51%
Portfolio turnover rate[c]	181%	134%	108%	122%	111%

a. *Sales charges are not reflected in the total return.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.37	$7.80	$6.63	$8.11	$9.18
Income from investment operations:					
Net investment income (loss)	0.01[a]	0.01	0.01	(0.01)	0.01
Net realized and unrealized gains					
(losses) on securities	0.13	0.58	1.17	(1.47)	(1.03)
Total from investment operations	0.14	0.59	1.18	(1.48)	(1.02)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	(0.01)	0.00[b]	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.01)	(0.02)	(0.01)	0.00	(0.05)
Net Asset Value, end of year	$8.50	$8.37	$7.80	$6.63	$8.11
Total Return[c]	1.66%	7.63%	17.76%	(18.21%)	(11.13%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,053	$1,625	$1,647	$1,181	$1,484
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	2.47%	2.21%	2.53%	2.54%	2.50%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.45%	2.21%	2.53%	2.54%	2.49%
Net investment income (loss)	0.08%	0.23%	(0.08%)	(0.10%)	(0.13%)
Portfolio turnover rate[e]	181%	134%	108%	122%	111%

a. *Computed using average shares outstanding throughout the year.*
b. *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.24	$7.69	$6.54	$8.04	$9.17
Income from investment operations:					
Net investment income (loss)	0.00[a,b]	0.01[a]	(0.01)	(0.17)	(0.05)
Net realized and unrealized gains (losses) on securities	0.13	0.56	1.16	(1.33)	(1.03)
Total from investment operations	0.13	0.57	1.15	(1.50)	(1.08)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00[c]	0.00	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.01)	(0.02)	0.00	0.00	(0.05)
Net Asset Value, end of year	$8.36	$8.24	$7.69	$6.54	$8.04
Total Return[d]	1.54%	7.42%	17.59%	(18.66%)	(11.80%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$189	$264	$295	$248	$496
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.54%	2.35%	2.69%	3.48%	3.96%
Expenses with reimbursements, earnings credits and brokerage offsets	2.51%	2.34%	2.69%	3.48%	3.96%
Net investment income (loss)	0.02%	0.08%	(0.17%)	(1.05%)	(1.64%)
Portfolio turnover rate[f]	181%	134%	108%	122%	111%

a. Computed using average shares outstanding throughout the year.
b. Net investment income for the year ended December 31, 2005 aggregated less than $0.01 on a per share basis.
c. Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.
d. Sales charges are not reflected in the total return.
e. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.54% (2005), 2.35% (2004), 2.69% (2003), 3.48% (2002), and 4.24% (2001).
f. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.46	$7.88	$6.69	$8.20	$9.22
Income from investment operations:					
Net investment income	0.09	0.08	0.06	0.07	0.10
Net realized and unrealized gains					
(losses) on securities	0.14	0.59	1.20	(1.50)	(1.02)
Total from investment operations	0.23	0.67	1.26	(1.43)	(0.92)
Less dividends and distributions:					
From net investment income	(0.10)	(0.09)	(0.07)	(0.08)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.10)	(0.09)	(0.07)	(0.08)	(0.10)
Net Asset Value, end of year	$8.59	$8.46	$7.88	$6.69	$8.20
Total Return	2.75%	8.58%	18.96%	(17.46%)	(9.94%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$68,926	$89,701	$119,835	$130,314	$297,068
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[a]	1.43%	1.34%	1.54%	1.43%	1.23%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.40%	1.33%	1.54%	1.42%	1.22%
Net investment income	1.14%	1.08%	0.93%	0.99%	1.20%
Portfolio turnover rate[b]	181%	134%	108%	122%	111%

a. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
b. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.43	$7.86	$6.68	$8.18	$9.22
Income from investment operations:					
Net investment income (loss)	0.11	0.09	0.16	(0.16)	0.09
Net realized and unrealized gains (losses) on securities	0.14	0.58	1.05	(1.34)	(1.02)
Total from investment operations	0.25	0.67	1.21	(1.50)	(0.93)
Less dividends and distributions:					
From net investment income	(0.12)	(0.10)	(0.03)	0.00	(0.11)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.10)	(0.03)	0.00	(0.11)
Net Asset Value, end of year	$8.56	$8.43	$7.86	$6.68	$8.18
Total Return	3.01%	8.63%	18.12%	(18.34%)	(10.09%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$54	$59	$72	$11	$14
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[a]	1.19%	1.21%	2.37%	4.24%	3.07%
Expenses with reimbursements, earnings credits and brokerage offsets	1.17%	1.21%	2.37%	4.24%	3.07%
Net investment income (loss)	1.38%	1.21%	0.01%	(1.77%)	(0.75%)
Portfolio turnover rate[b]	181%	134%	108%	122%	111%

a. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.36% (2005), 1.35% (2004), 2.62% (2003), 19.52% (2002), and 272.77% (2001).*

b. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$8.68	$8.09	$6.88	$8.17	$9.21
Income from investment operations:					
Net investment income (loss)	0.05	0.03	0.21	(0.37)	0.08
Net realized and unrealized gains (losses) on securities	0.14	0.62	1.00	(0.92)	(1.04)
Total from investment operations	0.19	0.65	1.21	(1.29)	(0.96)
Less dividends and distributions:					
From net investment income	(0.06)	(0.06)	0.00[a]	0.00	(0.08)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.06)	(0.06)	0.00	0.00	(0.08)
Net Asset Value, end of year	$8.81	$8.68	$8.09	$6.88	$8.17
Total Return[b]	2.21%	8.01%	17.65%	(15.79%)	(10.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$35	$35	$36	$13	$232
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.89%	1.77%	2.73%	2.60%	3.36%
Expenses with reimbursements, earnings credits and brokerage offsets	1.87%	1.77%	2.73%	2.59%	3.36%
Net investment income (loss)	0.69%	0.66%	(0.29%)	(0.31%)	(1.12%)
Portfolio turnover rate[d]	181%	134%	108%	122%	111%

a. *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.15% (2005), 2.02% (2004), 3.18% (2003), 14.63% (2002), and 18.37% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) quarterly and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $58,080 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $16,747 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $13.09 to $13.88, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency

fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$5,823
Class B	$5,226
Class C	$1,065
Class R	$145
Class T	$191

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2005, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $57 and $103, respectively.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,073 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $97,975 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $200,291 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$4,215
Class B	$10,037	$3,346
Class C	$1,749	$583
Class T	$85	$85

During the year ended December 31, 2005, DSC retained $1,081 in sales commissions from the sales of Class A shares. DSC also retained $7,895 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $3,555, which reduced the amount paid to Mellon Bank to $2,833.

***Directors Compensation*—**The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, deferred compensation, paydowns and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$717,441	$(717,441)	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$944,414	$1,169,557
Long-Term Capital Gain	$ 0	$ 0
	$944,414	$1,169,557

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of

December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $9,232,479. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2008	$63,264,790
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$184,113,620

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$704,506
Other Book/Tax Differences	$(33,754)
Federal Tax Cost	$70,200,046
Gross Tax Appreciation of Investments	$3,818,260
Gross Tax Depreciation of Investments	$(1,303,116)
Net Tax Appreciation	$2,515,144

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	57,061	$ 480,146	52,105	$ 413,025
Dividends or Distributions Reinvested	1,781	$ 15,071	1,969	$ 15,805
Redeemed	(52,764)	$ (443,070)	(54,549)	$ (431,377)
Net Increase (Decrease)	6,078	$ 52,147	(475)	$ (2,547)
Class B				
Sold	19,802	$ 163,928	53,204	$ 414,706
Dividends or Distributions Reinvested	109	$ 919	466	$ 3,759
Redeemed	(90,247)	$ (752,663)	(70,543)	$ (554,229)
Net Decrease	(70,336)	$ (587,816)	(16,873)	$ (135,764)
Class C				
Sold	536	$ 4,356	16,072	$ 124,317
Dividends or Distributions Reinvested	12	$ 99	59	$ 475
Redeemed	(10,020)	$ (81,911)	(22,428)	$ (174,619)
Net Decrease	(9,472)	$ (77,456)	(6,297)	$ (49,827)
Class F				
Sold	724,211	$ 6,098,334	1,100,066	$ 8,730,703
Dividends or Distributions Reinvested	106,167	$ 897,919	138,996	$ 1,116,482
Redeemed	(3,407,950)	$ (28,788,616)	(5,836,747)	$ (46,483,766)
Net Decrease	(2,577,572)	$ (21,792,363)	(4,597,685)	$ (36,636,581)
Class R				
Sold	288	$ 2,500	0	$ 0
Dividends or Distributions Reinvested	92	$ 776	94	$ 751
Redeemed	(1,074)	$ (9,000)	(2,224)	$ (17,595)
Net Decrease	(694)	$ (5,724)	(2,130)	$ (16,844)
Class T				
Sold	11	$ 100	4,985	$ 39,775
Dividends or Distributions Reinvested	15	$ 130	27	$ 223
Redeemed	(127)	$ (1,086)	(5,430)	$ (43,450)
Net Decrease	(101)	$ (856)	(418)	$ (3,452)

Notes to Financial Statements
December 31, 2005 *(continued)*

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $124,838,140 and $152,276,648, respectively. Purchases and sales of long-term U.S. government obligations were $10,762,757 and $10,071,278, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 32.05% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 55% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

Factors Considered in Renewing the Advisory Agreement

(unaudited) (continued)

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Balanced Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking sixth out of 15 Lipper-selected "peer funds," and in the third quintile of its Lipper balanced fund performance universe, ranking 229th of 569 funds. These relative performance results were similar to the Fund's relative performance results in 2003, both of which represented an improvement in the Fund's relative performance from the previous few years. The directors deemed these relative performance results to be acceptable, but stressed the importance to Founders of the need to continue to seek to improve the Fund's performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

---

[1] *Past performance does not guarantee future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Balanced Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than ten of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 69th lowest of 139 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;
- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;
- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;
- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and
- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Balanced Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Founders Discovery Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with co-portfolio managers Bradley C. Orr, CFA, left; and James (J.D.) Padgett, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Ending the Year Positive

Following the strong advances registered by the domestic equity markets during the fourth quarter of 2004, 2005 started on a far less positive note. Equity markets declined broadly in the first quarter due to a persistent rise in oil prices and the continuing efforts of the Federal Reserve to remain vigilant in fighting potential inflationary pressures. The markets partially recovered during the second quarter, as economic growth remained relatively strong, evidenced by a robust gross domestic product (GDP). The third quarter closely mirrored the second. Crude oil prices continued their ascent to historic levels, driven equally by supply concerns and strong demand. In addition, the market continued to dismiss the tightening campaign of the Federal Reserve, and GDP remained solid. A modest rally hit in the fourth quarter of the period; investors perhaps began to anticipate an end to the interest rate tightening campaign by the Federal Reserve in early 2006, and economic indicators, in general, remained positive.

> *"Our investment approach in managing the Fund remained consistent during the period, with no major changes in portfolio composition occurring."*

After declining roughly 7% from the end of the first quarter to a low point at the end of April, the small-cap equity market proved resilient through the remainder of the period. The Russell 2000 Growth Index moved up nearly 20% from the period's low through year-end, despite continued uncertainty over the economy due to high and rising commodity pressures, faltering consumer confidence, and the Federal Reserve's interest rate hikes.

For the 12-month period ended December 31, 2005, Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a 4.15% return for the same period.

Stock Selection Had a Negative Impact

Our investment approach in managing the Fund remained consistent during the period, with no major changes to portfolio composition. We continued to search company by company, analyzing fundamentals and speaking with management teams and industry experts in an attempt to pinpoint the best growth opportunities for the Fund. That being said, our efforts in selecting Fund holdings did not pay off as we would have liked. Weak stock picking was the main culprit in the Fund's relative underperformance for the 12-month period.

Energy Boosted Performance

For the period, the best performing sector in the Fund as well as the benchmark was the energy sector. Rising commodity prices and the resulting impact on the business of energy companies were the drivers for the dramatic outperformance in this sector. Strong stock selection helped the Fund's return with energy names **Grant Prideco, Inc.**, Patterson-UTI Energy, Inc., National Oilwell Varco, Inc., and Spinnaker Exploration Company among the top performers for the Fund in this sector and overall. Rising oil prices throughout the year led to increased demand for drilling rigs and related products and services, the industry in which Grant Prideco competes. The company turned revenue growth of roughly 37% into earnings growth of over 200%, exhibiting the pricing leverage that accompanied strong demand in this industry. Patterson-UTI Energy saw increasing demand for its land-drilling rigs and related services. Again, rising oil prices led to increased demand, therefore helping pricing and creating significant earnings leverage. National Oilwell Varco was another beneficiary of a very strong energy market. In addition, the company made a very accretive acquisition during the period, following which the market capitalization exceeded $8 billion, taking it out of the small-cap category and causing the Fund to gradually exit the

Sectors Benefiting the Fund

Energy
Industrials
Consumer Staples

position. In addition to exhibiting strong fundamentals throughout the year, oil and gas exploration and production company Spinnaker was acquired by Norsk Hydro ASA in the fourth quarter of the period. Overall, at the end of the period the outlook for the oil services environment continued to be very robust as supply concerns, both short- and long-term, continued and very strong global demand had yet to be tempered by the high commodity price.

Industrials and Consumer Staples Lifted Fund Performance
Relative performance was also aided by a positive selection of industrials stocks, and to a lesser extent, consumer staples stocks. Industrials holding **Hughes Supply, Inc.**, a wholesale industrial and construction supply distributor, exhibited strong outperformance due to both solid business fundamentals and an announcement that the company's board of directors was reviewing strategic alternatives, as it did not feel that the company's valuation in the market was representative. It has been long speculated that Home Depot, Inc. was interested in acquiring the company, and that this was the driver for the board taking action. Home Depot announced its intent to acquire Hughes Supply in early January of 2006.

Largest Equity Holdings (ticker symbol)	
1. **WMS Industries, Inc.** (WMS)	**3.20%**
2. **Affiliated Managers Group, Inc.** (AMG)	**2.72%**
3. **Quicksilver Resources, Inc.** (KWK)	**2.44%**
4. **Epicor Software Corporation** (EPIC)	**2.43%**
5. **Guitar Center, Inc.** (GTRC)	**2.37%**
6. **Aeroflex, Inc.** (ARXX)	**2.36%**
7. **Digitas, Inc.** (DTAS)	**2.36%**
8. **MGI Pharma, Inc.** (MOGN)	**2.13%**
9. **Kronos, Inc.** (KRON)	**2.13%**
10. **Hughes Supply, Inc.** (HUG)	**2.11%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(6.38%)	(4.88%)	—	(5.44%)
Without sales charge	(0.66%)	(3.75%)	—	(4.50%)
B Shares (12/31/99)				
With redemption*	(5.57%)	(5.02%)	—	(5.51%)
Without redemption	(1.63%)	(4.64%)	—	(5.36%)
C Shares (12/31/99)				
With redemption**	(2.54%)	(4.62%)	—	(5.34%)
Without redemption	(1.56%)	(4.62%)	—	(5.34%)
F Shares (12/29/89)	(0.66%)	(3.76%)	8.61%	12.40%
R Shares (12/31/99)	(0.38%)	(3.48%)	—	(4.24%)
T Shares (12/31/99)				
With sales charge (4.50%)	(5.42%)	(5.06%)	—	(5.63%)
Without sales charge	(0.96%)	(4.19%)	—	(4.91%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Select Healthcare Names Performed Strongly

Although the Fund's position in the healthcare sector produced a minimal effect overall on the Fund's relative return, select issues in this sector were among the top-performing holdings for the period. Biotechnology company **Alkermes, Inc.** benefited during the period from increasing sales of Risperdal Consta®, a drug manufactured and sold by Johnson & Johnson, which licenses technology from Alkermes. More importantly, the company gained a conditional approval from the Food and Drug Administration on an important new drug, VIVITROL™, which addresses the $40 billion alcohol-dependency market. Endo Pharmaceuticals Holdings, Inc., a branded and generic drug manufacturer specializing in the pain-treatment market, was on the favorable side of a court ruling allowing the company to begin selling into a previously patent-protected market for Oxycontin, which is a roughly $2 billion market. The ruling increased the company's estimated earnings for 2005 over 50%, and the stock rose 30%.



Portfolio Composition of Net Assets

23.22%	Information Technology
21.99%	Healthcare
16.30%	Consumer Discretionary
15.15%	Industrials
7.86%	Energy
7.36%	Financials
1.72%	Consumer Staples
1.41%	Materials
1.08%	Telecommunications Services
3.91%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

IT and Consumer Discretionary Hurt Return

Although the Fund's underweight position in the poor-performing information technology (IT) sector did prove beneficial, poor stock selection more than offset this contribution. High valuations and stock-specific issues drove the underperformance in this sector. Manufacturer of video, voice and data teleconferencing solutions, Polycom, Inc., missed fourth quarter 2004 and first quarter 2005 expectations, reducing forward expectations both times. The concern over increased competition continued to weigh on this stock. Although the stock's valuation was attractive, we believed that the company's numbers continued to be at risk, as competitive issues continued; therefore, the Fund exited its position in Polycom during the period.

Sectors Detracting From the Fund

Information Technology
Consumer Discretionary
Financials

Weak stock picking and a substantial overweight relative position in the consumer discretionary sector also weighed heavily on the Fund's performance for the period as declining consumer sentiment in the third quarter led to earnings disappointments from companies in various industries within the sector. Tempur-Pedic International, Inc., a visco-elastic foam-bedding manufacturer, missed revenue and earnings expectations in the second and third quarters and reduced guidance. Despite a low valuation, the Fund exited its position in the stock during the period, as we believed that the earnings expectations the company was supporting were too high. PETCO Animal Supplies, Inc., after a period of 60 consecutive quarters of same-store sales growth exceeding 4%, encountered problems with its merchandising efforts as well as intensifying competition. In addition, a more difficult consumer-spending environment in the second half of the period proved problematic for sales. As sales and earnings growth results and forward estimates came in lower than expected, the valuation of the stock came down and the stock sold off accordingly. The Fund no longer owned PETCO at the end of the period, as we believed problems remained. Despite **WMS Industries, Inc.**'s strong earnings performance, the slot-machine manufacturer's stock sold off during the period due to a revenue shift from the second quarter into the third quarter, as customers consolidated and orders were delayed. In addition, the company's third quarter results were somewhat lower than investors expected. Compounding the weakness in the stock has been a general lack of interest in the gaming industry among investors, as most competitors are not seeing the robust business that WMS has seen. The stock remained one of the Fund's largest positions at the end of the year, however, and we remained positive on the company's outlook.

Financials Weighed on Performance

Fund holdings in the financials sector also suffered from sub-par performance. Among the weakest financials holdings was First Marblehead Corporation, provider of loans to the private education market. The stock's weakness was driven by continued negative sentiment surrounding its competitive environment, but more importantly, the announcement of the sudden resignation of the CEO following alleged improper dealings with a customer. In addition, an important customer announced that it would, in addition to continuing its strategic relationship with First Marblehead, compete directly with the company in underwriting loans, calling First Marblehead's value proposition into question. Although we believed this would prove to be far less impactful than the market had priced into the stock, the Fund sold its position in the company, as we believed it could take years for the education loans to "season" and provide evidence either way.

Other Underperforming Stocks

There were other notable individual issues that weighed on the Fund's overall relative performance across a variety of sectors, including those in which the Fund outperformed its benchmark. For example, industrials holding Trex Company, Inc. experienced softer demand in the first half of the year, but more harmful to expectations and stock performance were the company's inventory issues within its distribution network. Our concern was that there may be more inventory de-stocking to come, and that demand trends may continue to fade. Therefore, the Fund sold its position in this stock during the period.

Healthcare holding **MGI Pharma, Inc.**, an oncology-focused drug developer, saw sales of its main product, Aloxi®, which addresses the chemo-induced nausea and vomiting (CINV) market, fall slightly below investor expectations in both the third and fourth quarters, although the outlook continued to be strong. In addition, the approval of a new key drug, Dacogen™, was delayed. The Fund continued to hold a large position in MGI Pharma at the end of the period, as we believed that Aloxi sales would continue to be strong, and that Dacogen would gain approval. In addition, MGI Pharma's new drug pipeline remained robust, and the valuation of the stock was attractive.

In Conclusion

We remain cautious on the outlook for the equity markets and the economy in general; the mixed economic data warrants continual monitoring.

Our strategy for the Fund as we enter 2006 remains consistent. We will continue to utilize our bottom-up process to seek to identify high-quality companies we believe are capable of posting strong future earnings growth and that are valued attractively.



Bradley C. Orr, CFA   James (J.D.) Padgett, CFA
Co-Portfolio Manager   Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,011.34	$7.35
Class A Hypothetical	1,000.00	1,017.80	7.40
Class B Actual	1,000.00	1,008.72	12.20
Class B Hypothetical	1,000.00	1,012.90	12.30
Class C Actual	1,000.00	1,008.87	11.80
Class C Hypothetical	1,000.00	1,013.31	11.89
Class F Actual	1,000.00	1,011.19	7.45
Class F Hypothetical	1,000.00	1,017.70	7.50
Class R Actual	1,000.00	1,012.04	5.98
Class R Hypothetical	1,000.00	1,019.18	6.02
Class T Actual	1,000.00	1,010.49	8.87
Class T Hypothetical	1,000.00	1,016.27	8.93

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.45%
Class B	2.41%
Class C	2.33%
Class F	1.47%
Class R	1.18%
Class T	1.75%

13

Shares		Market Value
Common Stocks (Domestic)—92.8%		
Air Freight & Logistics—1.3%		
159,872	Hub Group, Inc. Class A*	$ 5,651,473
Airlines—0.7%		
203,362	JetBlue Airways Corporation*	3,127,708
Apparel Retail—1.7%		
286,325	Pacific Sunwear of California, Inc.*	7,135,219
Application Software—5.9%		
730,136	Epicor Software Corporation*	10,316,822
215,800	Kronos, Inc.*	9,033,388
281,236	Witness Systems, Inc.*	5,531,912
		24,882,122
Asset Management & Custody Banks—2.7%		
143,775	Affiliated Managers Group, Inc.*	11,537,943
Biotechnology—1.0%		
222,396	Alkermes, Inc.*	4,252,212
Building Products—1.8%		
191,950	NCI Building Systems Systems, Inc.*	8,154,036
Casinos & Gaming—3.2%		
540,850	WMS Industries, Inc.*	13,569,927
Communications Equipment—1.4%		
414,506	Redback Networks, Inc.*	5,827,954
Construction & Engineering—3.6%		
240,150	Foster Wheeler Limited*	8,832,717
274,876	Perini Corporation*	6,638,255
		15,470,972
Construction, Farm Machinery & Heavy Trucks—0.7%		
55,900	Bucyrus International, Inc. Class A	2,945,930
Diversified Metals & Mining—0.5%		
111,950	Alpha Natural Resources, Inc.*	2,150,559
Electronic Equipment Manufacturers—2.4%		
929,640	Aeroflex, Inc.*	9,993,630
Electronic Manufacturing Services—0.9%		
173,250	Plexus Corporation*	3,939,705
Food Distributors—1.7%		
181,500	Central European Distribution Corporation*	7,285,410
Gold—0.9%		
139,475	Glamis Gold Limited*	3,832,773
Healthcare Distributors—0.2%		
42,329	PSS World Medical, Inc.	628,162

Shares		*Market Value*

Healthcare Equipment—9.0%

202,200	ArthroCare Corporation*	$ 8,520,708
543,197	ev3, Inc.*	8,006,724
612,764	I-Flow Corporation*	8,958,610
195,520	Integra LifeSciences Holdings*	6,933,139
138,524	Kyphon, Inc.*	5,655,935
		38,075,116

Healthcare Facilities—2.7%

107,925	LCA - Vision Inc.	5,127,517
200,496	United Surgical Partners International, Inc.*	6,445,946
		11,573,463

Healthcare Services—1.0%

300,650	Option Care, Inc.	4,016,684

Healthcare Supplies—1.8%

154,275	Gen-Probe, Inc.*	7,527,077

Homebuilding—0.8%

145,825	Levitt Corporation Class A	3,316,061

Homefurnishing Retail—1.8%

360,124	Aaron Rents, Inc.	7,591,414

Hotels, Resorts & Cruise Lines—1.9%

188,815	Gaylord Entertainment Company*	8,230,446

Human Resource & Employment Services—1.3%

218,275	Resources Connection, Inc.*	5,688,247

Internet Software & Services—6.8%

287,068	Digital River, Inc.*	8,537,402
797,627	Digitas, Inc.*	9,986,290
429,300	EarthLink Network, Inc.*	4,769,523
310,429	Openwave Systems, Inc.*	5,423,195
		28,716,410

Leisure Facilities—1.3%

146,200	Life Time Fitness, Inc.*	5,568,758

Life & Health Insurance—1.4%

461,093	American Equity Investment Life Holding Company	6,017,264

Managed Healthcare—3.1%

466,205	Aveta, Inc. 144A*+#	6,293,768
266,900	Centene Corporation*	7,016,801
		13,310,569

Multi-Line Insurance—1.5%

209,612	HCC Insurance Holdings, Inc.	6,221,284

Oil & Gas Equipment & Services—3.4%

192,800	Grant Prideco, Inc.*	8,506,336
275,325	Superior Energy Services, Inc.*	5,795,591
		14,301,927

See notes to statement of investments.

Shares		Market Value
Oil & Gas Exploration & Production—4.5%		
507,975	KFx, Inc.*	$ 8,691,452
246,050	Quicksilver Resources, Inc.*	10,336,561
		19,028,013
Pharmaceuticals—3.3%		
527,525	MGI Pharma, Inc.*	9,052,329
272,506	Salix Pharmaceuticals Limited*	4,790,655
		13,842,984
Restaurants—1.8%		
149,519	Red Robin Gourmet Burgers, Inc.*	7,619,488
Semiconductor Equipment—1.8%		
799,905	Entegris, Inc.*	7,535,105
Semiconductors—4.2%		
186,175	Microsemi Corporation*	5,149,601
951,300	RF Micro Devices, Inc.*	5,146,533
407,700	Trident Microsystems, Inc.*	7,338,600
		17,634,734
Specialty Stores—2.4%		
200,600	Guitar Center, Inc.*	10,032,006
Thrifts & Mortgage Finance—1.8%		
510,075	NewAlliance Bancshares, Inc.	7,416,491
Trading Companies & Distributors—2.1%		
250,079	Hughes Supply, Inc.	8,965,332
Trucking—1.4%		
222,487	Old Dominion Freight Line, Inc.*	6,002,699
Wireless Telecommunication Services—1.1%		
526,575	InPhonic, Inc.*	4,575,937
Total Common Stocks (Domestic) **(Cost—$371,906,299)**		393,193,244
Common Stocks (Foreign)—3.3%		
Hotels, Resorts & Cruise Lines—1.4%		
88,000	Kerzner International Limited (BA)*	6,050,000
Marine—1.9%		
315,600	Diana Shipping, Inc. (GR)	4,058,616
342,468	Dryships, Inc. (GR)	4,184,925
		8,243,541
Total Common Stocks (Foreign) **(Cost—$17,501,479)**		14,293,541

Principal Amount		Amortized Cost
Corporate Short-Term Notes—1.0%		
Special Purpose Entity—1.0%		
$4,200,000	CAFCO LLC	
	4.12% 1/3/06~	$ 4,199,039
Total Corporate Short-Term Notes (Amortized Cost—$4,199,039)		4,199,039
Total Investments—97.1% (Total Cost—$393,606,817)		411,685,824
Other Assets and Liabilities—2.9%		12,350,006
Net Assets—100.0%		$424,035,830

Notes to Statement of Investments

*   *Non-income producing.*
+   *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $6,293,768, or 1.5%, of the Fund's net assets as of December 31, 2005.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $4,199,039, or 1.0%, of the Fund's net assets as of December 31, 2005.*
#   *Fair Valued Security.*
    BA - Bahama Islands
    GR - Greece

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$	393,606,817
Investment securities, at market		411,685,824
Cash		479,931
Receivables:		
Investment securities sold		14,200,533
Capital shares sold		426,051
Dividends and interest		15,721
Other assets		68,203
Total Assets		426,876,263

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	818,146
Capital shares redeemed	1,117,872
Advisory fees	345,044
Shareholder servicing fees	35,685
Accounting fees	22,693
Distribution fees	106,447
Transfer agency fees	41,214
Custodian fees	2,331
Directors' deferred compensation	68,203
Other	282,798
Total Liabilities	2,840,433
Net Assets	$ 424,035,830

Composition of Net Assets

Capital (par value and paid-in surplus)	$	691,273,464
Accumulated net investment loss		(132,136)
Accumulated net realized loss from security transactions		(285,184,505)
Net unrealized appreciation on investments		18,079,007
Total	$	424,035,830

Class A

Net Assets	$	45,092,023
Shares Outstanding		1,575,235
Net Asset Value, Redemption Price Per Share	$	28.63
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	30.38

Class B

Net Assets	$	13,964,166
Shares Outstanding		515,250
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	27.10

Class C

Net Assets	$	4,390,568
Shares Outstanding		161,747
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	27.14

Class F

Net Assets	$	351,087,239
Shares Outstanding		12,285,296
Net Asset Value, Offering and Redemption Price Per Share	$	28.58

Class R

Net Assets	$	8,314,623
Shares Outstanding		285,655
Net Asset Value, Offering and Redemption Price Per Share	$	29.11

Class T

Net Assets	$	1,187,211
Shares Outstanding		42,534
Net Asset Value, Redemption Price Per Share	$	27.91
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	29.23

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2005

Investment Income

Dividends	$	1,629,902
Interest		441,216
Total Investment Income		2,071,118

Expenses

Advisory fees—Note 2	4,965,602
Shareholder servicing fees—Note 2	464,012
Accounting fees—Note 2	325,807
Distribution fees—Note 2	1,086,090
Transfer agency fees—Note 2	611,549
Registration fees	52,910
Postage and mailing expenses	117,845
Custodian fees and expenses—Note 2	28,055
Printing expenses	142,400
Legal and audit fees	218,006
Directors' fees and expenses—Note 2	112,680
Other expenses	219,087
Total Expenses	8,344,043
Earnings Credits	(28,055)
Reimbursed/Waived Expenses	(16,736)
Expense Offset to Broker Commissions	(19,084)
Net Expenses	8,280,168
Net Investment Loss	(6,209,050)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		104,859,627
Net Change in Unrealized Appreciation/Depreciation of Investments		(110,156,860)
Net Realized and Unrealized Loss		(5,297,233)
Net Decrease in Net Assets Resulting from Operations	$	(11,506,283)

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (6,209,050)	$ (8,291,203)
Net Realized Gain on Security Transactions	104,859,627	74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments	(110,156,860)	5,007,548
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,506,283)	71,314,086
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(19,962,138)	(20,072,155)
Class B	(4,382,098)	(3,926,079)
Class C	(2,118,101)	(2,295,210)
Class F	(190,412,627)	(143,830,150)
Class R	(62,960,862)	25,138
Class T	(434,663)	(302,253)
Net Decrease from Capital Share Transactions	(280,270,489)	(170,400,709)
Net Decrease in Net Assets	(291,776,772)	(99,086,623)
Net Assets		
Beginning of Year	$ 715,812,602	$ 814,899,225
End of Year	$ 424,035,830	$ 715,812,602
Accumulated Net Investment Loss	$ (132,136)	$ (125,444)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$28.82	$26.04	$19.09	$28.50	$34.79
Income from investment operations:					
Net investment loss	(.28)[a]	(0.64)	(0.36)	(0.31)	(0.17)
Net realized and unrealized gains (losses) on securities	0.09	3.42	7.31	(9.10)	(6.02)
Total from investment operations	(0.19)	2.78	6.95	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$28.63	$28.82	$26.04	$19.09	$28.50
Total Return[b]	(0.66%)	10.68%	36.41%	(33.02%)	(17.78%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$45,092	$65,763	$79,630	$67,184	$117,773
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.47%	1.38%	1.50%	1.35%	1.19%
Expenses with reimbursements, earnings credits and brokerage offsets	1.45%	1.37%	1.50%	1.35%	1.18%
Net investment loss	(1.09%)	(1.11%)	(1.25%)	(1.08%)	(0.58%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. Computed using average shares outstanding throughout the year.
b. Sales charges are not reflected in the total return.
c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class B Shares
Per Share Operating Data

Net Asset Value, beginning of year	$27.55	$25.12	$18.60	$28.03	$34.49
Income from investment operations:					
Net investment loss	(0.54)[a]	(1.07)	(0.81)	(0.69)	(0.45)
Net realized and unrealized gains (losses) on securities	0.09	3.50	7.33	(8.74)	(5.91)
Total from investment operations	(0.45)	2.43	6.52	(9.43)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.10	$27.55	$25.12	$18.60	$28.03

Total Return[b]

	(1.63%)	9.67%	35.05%	(33.64%)	(18.43%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$13,964	$18,795	$21,009	$18,804	$35,845
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.44%	2.30%	2.56%	2.26%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.43%	2.29%	2.56%	2.26%	1.96%
Net investment loss	(2.06%)	(2.03%)	(2.31%)	(1.98%)	(1.35%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$27.57	$25.14	$18.60	$28.05	$34.51
Income from investment operations:					
Net investment loss	(0.50)[a]	(1.53)	(0.94)	(0.86)	(0.48)
Net realized and unrealized gains					
(losses) on securities	0.07	3.96	7.48	(8.59)	(5.88)
Total from investment operations	(0.43)	2.43	6.54	(9.45)	(6.36)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.14	$27.57	$25.14	$18.60	$28.05
Total Return[b]	(1.56%)	9.67%	35.16%	(33.69%)	(18.42%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$4,391	$6,668	$8,352	$7,794	$17,031
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.36%	2.28%	2.52%	2.27%	1.98%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.35%	2.27%	2.52%	2.26%	1.96%
Net investment loss	(1.98%)	(2.01%)	(2.28%)	(1.99%)	(1.36%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$28.77	$25.98	$19.04	$28.45	$34.74
Income from investment operations:					
Net investment loss	(0.30)[a]	(0.69)	(0.35)	(0.36)	(0.20)
Net realized and unrealized gains (losses) on securities	0.11	3.48	7.29	(9.05)	(5.99)
Total from investment operations	(0.19)	2.79	6.94	(9.41)	(6.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$28.58	$28.77	$25.98	$19.04	$28.45
Total Return	(0.66%)	10.74%	36.45%	(33.08%)	(17.81%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$351,087	$550,622	$638,880	$498,970	$847,330
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.46%	1.35%	1.53%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.45%	1.34%	1.53%	1.40%	1.24%
Net investment loss	(1.09%)	(1.08%)	(1.29%)	(1.13%)	(0.64%)
Portfolio turnover rate[c]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$29.22	$26.32	$19.23	$28.64	$34.87
Income from investment operations:					
Net investment loss	(0.24)[a]	(0.24)	(0.17)	(0.18)	(0.08)
Net realized and unrealized gains					
(losses) on securities	0.13	3.14	7.26	(9.23)	(6.05)
Total from investment operations	(0.11)	2.90	7.09	(9.41)	(6.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$29.11	$29.22	$26.32	$19.23	$28.64
Total Return	(0.38%)	11.02%	36.87%	(32.86%)	(17.57%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$8,315	$72,317	$65,240	$42,872	$61,163
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.18%	1.11%	1.21%	1.10%	0.95%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.17%	1.10%	1.21%	1.10%	0.94%
Net investment loss	(0.80%)	(0.83%)	(0.96%)	(0.82%)	(0.38%)
Portfolio turnover rate[c]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class T Shares
Per Share Operating Data

Net Asset Value, beginning of year	$28.18	$25.55	$18.79	$28.24	$34.69
Income from investment operations:					
Net investment loss	(0.38)[a]	(0.65)	(0.31)	(0.54)	(0.33)
Net realized and unrealized gains (losses) on securities	0.11	3.28	7.07	(8.91)	(6.02)
Total from investment operations	(0.27)	2.63	6.76	(9.45)	(6.35)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(0.10)
Total distributions	0.00	0.00	0.00	0.00	(0.10)
Net Asset Value, end of year	$27.91	$28.18	$25.55	$18.79	$28.24

Total Return[b]

	(0.96%)	10.29%	35.98%	(33.46%)	(18.30%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$1,187	$1,648	$1,788	$1,291	$2,341
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.77%	1.71%	1.91%	2.06%	1.83%
Expenses with reimbursements, earnings credits and brokerage offsets	1.76%	1.70%	1.90%	2.06%	1.82%
Net investment loss	(1.40%)	(1.44%)	(1.66%)	(1.79%)	(1.24%)
Portfolio turnover rate[d]	160%	98%	130%	128%	110%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date

of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $285,079 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $105,280 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$25,540
Class B	$42,807
Class C	$9,979
Class R	$15,723
Class T	$1,470

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2005, the Fund was charged $14,289 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $410,750 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $927,299 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$123,723
Class B	$117,233	$39,078
Class C	$38,139	$12,713
Class T	$3,419	$3,419

During the year ended December 31, 2005, DSC retained $199 and $3 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $44, $53,549 and $1,127 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $16,736 which reduced the amount paid to Mellon Bank to $11,319.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$6,202,358	$0	$(6,202,358)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $100,604,612. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$38,219,881
2010	$230,439,968
2011	$14,100,467
	$282,760,316

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Other Book/Tax Differences	$(132,136)
Federal Tax Cost	$396,031,006
Gross Tax Appreciation of Investments	$39,443,883
Gross Tax Depreciation of Investments	$(23,789,065)
Net Tax Appreciation	$15,654,818

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	608,634	$ 16,949,413	606,846	$ 16,285,433
Redeemed	(1,315,511)	$ (36,911,551)	(1,383,103)	$ (36,357,588)
Net Decrease	(706,877)	$ (19,962,138)	(776,257)	$ (20,072,155)
Class B				
Sold	6,784	$ 179,523	7,176	$ 180,419
Redeemed	(173,781)	$ (4,561,621)	(161,266)	$ (4,106,498)
Net Decrease	(166,997)	$ (4,382,098)	(154,090)	$ (3,926,079)
Class C				
Sold	7,954	$ 207,689	7,418	$ 188,358
Redeemed	(88,042)	$ (2,325,790)	(97,877)	$ (2,483,568)
Net Decrease	(80,088)	$ (2,118,101)	(90,459)	$ (2,295,210)
Class F				
Sold	1,487,909	$ 40,938,769	3,312,230	$ 88,403,785
Redeemed	(8,342,143)	$(231,351,396)	(8,760,046)	$(232,233,935)
Net Decrease	(6,854,234)	$(190,412,627)	(5,447,816)	$(143,830,150)
Class R				
Sold	348,073	$ 9,843,662	568,863	$ 15,239,651
Redeemed	(2,537,460)	$ (72,804,524)	(572,087)	$ (15,214,513)
Net Increase (Decrease)	(2,189,387)	$ (62,960,862)	(3,224)	$ 25,138
Class T				
Sold	8,141	$ 222,678	15,867	$ 408,647
Redeemed	(24,068)	$ (657,341)	(27,379)	$ (710,900)
Net Decrease	(15,927)	$ (434,663)	(11,512)	$ (302,253)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $882,940,874 and $1,186,955,496, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Discovery Fund's performance for the one-year period ended December 31, 2004 placed it in the third quintile of its Lipper performance group, with the Fund ranking eighth out of 15 Lipper-selected "peer funds," and in the third quintile of its Lipper small-cap growth fund performance universe, ranking 274th of 500 funds. The Fund's performance within its Lipper-selected group and universe had been in the fourth quintiles for the two- and three-year periods ended December 31, 2004. The Fund's performance relative to its Lipper-selected peer group and universe had, therefore, improved in the most recent calendar year from its average performance results over the past two and three calendar years. The directors deemed these relative performance results to be acceptable, but stressed the importance to Founders of the need to continue to seek to improve the Fund's performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by
Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Discovery Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than eight of the 15 funds in its group. The Fund's management fees were in the second best quintile of its Lipper expense universe, placing 58th lowest of 154 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Discovery Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC. Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



© 2006 Founders Asset Management LLC

0182AR1205

Dreyfus Founders Equity Growth Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this management overview reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Counterbalance

2005 was a year of robust economic and corporate profit growth. Employment levels improved, the housing market remained resilient, and consumer spending continued to advance at a steady pace. However, the year also saw the Federal Reserve raising the federal funds rate to end the period at 4.25%, and energy prices skyrocketed, reaching record highs.

The stock market oscillated slightly for most of the period. Fortunately, a fourth quarter rally enabled the market to finish the calendar year in positive territory.

Stock Selection Drove Performance

The Fund continued its pursuit of uncovering the best growth opportunities via stock-by-stock research, meetings with company management and internal analysis. Overall, this bottom-up stock picking approach benefited the Fund as strong stock selection produced a positive contribution to relative performance. Strong performers, particularly in the information technology (IT) sector, the transportation industry within the industrials sector, and the consumer staples sector,

> *"Our bottom-up stock picking approached benefited the Fund as strong stock selection produced a positive contribution to relative performance."*

positively impacted the Fund's annual performance. However, this was not enough for the Dreyfus Founders Equity Growth Fund to outperform its benchmark, the Russell 1000 Growth Index, which returned 5.26% for the 12-month period ended December 31, 2005.

IT and Transportation Stocks Aided Fund Performance

Strong stock selection in the information technology sector buoyed the Fund's relative return for the period, with numerous stocks gaining double- and triple-digit price increases for the period. The popularity of **Apple Computer, Inc.**'s iPod digital music products and Macintosh computers propelled the company's stock. The iPod trend also pushed SanDisk, Inc.'s

> **Sectors Benefiting the Fund**
> Information Technology
> Industrials
> Consumer Staples

stock price up as demand grew for the company's NAND flash memory used in the iPod nano, as well as in music-enabled cell phones. Broadcom Corporation, a provider of wired and wireless broadband communications semiconductors, and **Autodesk, Inc.**, a supplier of advanced software including CAD/CAM drafting tools, both experienced strong demand for their respective products. Autodesk also saw better-than-expected revenue and earnings growth rates during the 12-month timeframe. **Adobe Systems, Inc.** also outperformed during the period.

The transportation industry within the industrials sector also rallied during the period as railroad and airline companies benefited from pricing power driven by controlled capacity growth and the ability to pass along higher fuel costs. Some of the top overall performing stocks in the Fund for the period included transportation stocks such as **AMR Corporation**, **US Airways Group, Inc.** and **Union Pacific Corporation**. Parent company of American Airlines, AMR experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and company cost controls. US Airways saw improved pricing due to its merger with America West Airlines, allowing for the reduction of costs.

Select Stocks Contributed Positively

During the period, there were a few standout performers, which positively contributed to the Fund's performance as well. **Procter & Gamble Company** acquired Gillette Company during the period for a significant premium, which boosted Gillette's return, and healthcare issue **Genentech, Inc.** showed solid revenue and earnings growth.

Healthcare, Energy and Telecom Detracted

The healthcare, energy and telecommunications services sectors were the largest drags on the Fund's relative return for the period, due to underweight relative positions in these strong-performing sectors paired with weak stock picking. Telecommunications services holding Avaya, Inc. hampered the Fund. A difficult integration of a German acquisition and volatile growth trends led to the company's poor performance. The Fund sold its position in this company, as we felt the monies may be better deployed in other investments.

Select Stocks Impeded Performance

Although the information technology sector had the greatest positive contribution to the Fund's relative performance of any sector, select IT stocks fell short of our expectations. Favorable demand and growth trends for **Maxim Integrated Products, Inc.**'s analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins.

Largest Equity Holdings (ticker symbol)

1.	**Microsoft Corporation** (MSFT)	**4.83%**
2.	**Google, Inc. Class A** (GOOG)	**3.23%**
3.	**General Electric Company** (GE)	**3.12%**
4.	**Colgate-Palmolive Company** (CL)	**2.51%**
5.	**Linear Technology Corporation** (LLTC)	**1.96%**
6.	**Johnson & Johnson** (JNJ)	**1.95%**
7.	**Time Warner, Inc.** (TWX)	**1.91%**
8.	**Apple Computer, Inc.** (AAPL)	**1.85%**
9.	**Wyeth** (WYE)	**1.85%**
10.	**Comcast Corporation Special Class A** (CMCSK)	**1.80%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future annual reports, the Fund's performance will no longer be compared to the S&P 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(1.62%)	(3.48%)	—	(6.26%)
Without sales charge	4.46%	(2.33%)	—	(5.34%)
B Shares (12/31/99)				
With redemption*	(0.41%)	(3.15%)	—	(6.04%)
Without redemption	3.59%	(2.76%)	—	(5.89%)
C Shares (12/31/99)				
With redemption**	2.68%	(3.11%)	—	(6.15%)
Without redemption	3.68%	(3.11%)	—	(6.15%)
F Shares (7/5/38)	4.64%	(1.71%)	4.03%	N/A
R Shares (12/31/99)	4.78%	(2.07%)	—	(5.10%)
T Shares (12/31/99)				
With sales charge (4.50%)	(1.82%)	(4.00%)	—	(6.81%)
Without sales charge	2.75%	(3.10%)	—	(6.09%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Symantec Corporation declined as a result of the acquisition of VERITAS Software Corporation, which was seen as dilutive to the company's revenue and earnings growth rates. This, combined with the fear that consumer demand for anti-virus software was waning, caused a drop in the company's stock price. Xilinx, Inc., a manufacturer of digital programmable logic devices (PLD), and International Business Machines Corporation also declined during the period.

Select consumer discretionary stocks did not fare well either. A slow ramp-up into its cable telephony offering, combined with sluggish trends in video services, resulted in **Comcast Corporation**'s stock declining during the period. Sluggish sales trends hit **Wal-Mart Stores, Inc.** as rising energy prices reduced the spending power of the company's main customer group. **Time Warner, Inc.**'s stock price also underperformed, dropping over ten percentage



Portfolio Composition of Net Assets

30.42% Information Technology
19.07% Consumer Discretionary
12.53% Healthcare
9.60% Industrials
9.22% Financials
8.43% Consumer Staples
1.60% Telecommunications Services
1.58% Materials
1.28% Energy
4.43% Other
1.84% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

points in value during the Fund's holding period. The Fund, however, retained a position in all three stocks at the end of the period, as we believed the companies' respective growth opportunities remained viable.

In Conclusion
We will watch the actions of the Federal Reserve and analyze the trends in corporate profit growth. We will continue to rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenues and earnings growth at attractive valuations.

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,039.22	$6.84
Class A Hypothetical	1,000.00	1,018.42	6.79
Class B Actual	1,000.00	1,036.34	11.34
Class B Hypothetical	1,000.00	1,013.92	11.28
Class C Actual	1,000.00	1,037.11	10.12
Class C Hypothetical	1,000.00	1,015.15	10.06
Class F Actual	1,000.00	1,039.83	5.76
Class F Hypothetical	1,000.00	1,019.49	5.72
Class R Actual	1,000.00	1,039.62	5.50
Class R Hypothetical	1,000.00	1,019.74	5.46
Class T Actual	1,000.00	1,039.22	7.35
Class T Hypothetical	1,000.00	1,017.91	7.30

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.33%
Class B	2.21%
Class C	1.97%
Class F	1.12%
Class R	1.07%
Class T	1.43%

See notes to financial statements.

Shares		Market Value
Common Stocks (Domestic)—95.7%		
Airlines—2.2%		
147,025	AMR Corporation*	$ 3,268,366
44,575	US Airways Group, Inc.*	1,655,516
		4,923,882
Application Software—1.2%		
63,050	Autodesk, Inc.	2,707,998
Asset Management & Custody Banks—1.7%		
50,250	Northern Trust Corporation	2,603,955
20,150	State Street Corporation	1,117,116
		3,721,071
Automotive Retail—1.1%		
56,375	Advance Auto Parts, Inc.*	2,450,058
Biotechnology—3.8%		
21,350	Amgen, Inc.*	1,683,661
35,975	Genentech, Inc.*	3,327,688
15,475	Genzyme Corporation*	1,095,321
64,200	ImClone Systems, Inc.*	2,198,208
		8,304,878
Broadcasting & Cable TV—2.1%		
154,450	Comcast Corporation Special Class A*	3,967,821
21,150	XM Satellite Radio Holdings, Inc. Class A*	576,972
		4,544,793
Casinos & Gaming—0.9%		
17,375	Harrah's Entertainment, Inc.	1,238,664
25,100	International Game Technology	772,578
		2,011,242
Communications Equipment—1.2%		
31,788	Cisco Systems, Inc.*	544,211
90,875	Motorola, Inc.	2,052,866
		2,597,077
Computer & Electronics Retail—1.0%		
51,000	Best Buy Company, Inc.	2,217,480
Computer Hardware—2.9%		
56,850	Apple Computer, Inc.*	4,086,947
80,325	Hewlett-Packard Company	2,299,705
		6,386,652
Computer Storage & Peripherals—1.3%		
217,525	EMC Corporation*	2,962,691
Consumer Electronics—0.5%		
11,525	Harman International Industries, Inc.	1,127,721
Consumer Finance—1.3%		
53,175	SLM Corporation	2,929,411

Shares		Market Value
Data Processing & Outsourced Services—0.8%		
38,075	Automatic Data Processing, Inc.	$ 1,747,262
Department Stores—1.7%		
21,075	J.C. Penney Company, Inc.	1,171,770
39,125	Kohl's Corporation*	1,901,475
20,325	Nordstrom, Inc.	760,155
		3,833,400
Electrical Components & Equipment—1.5%		
42,975	Emerson Electric Company	3,210,233
Electronic Equipment Manufacturers—0.6%		
36,925	Agilent Technologies, Inc.*	1,229,233
Exchange Traded Funds—4.4%		
68,700	iShares Russell 1000 Growth Index Fund	3,507,135
73,075	Nasdaq 100 Index Tracking Stock	2,953,692
26,625	SPDR Trust Series 1	3,312,948
		9,773,775
General Merchandise Stores—1.6%		
96,375	Family Dollar Stores, Inc.	2,389,136
20,850	Target Corporation	1,146,125
		3,535,261
Healthcare Equipment—0.8%		
30,625	Medtronic, Inc.	1,763,081
Healthcare Services—0.6%		
24,950	Omnicare, Inc.	1,427,639
Healthcare Supplies—0.5%		
20,925	DENTSPLY International, Inc.	1,123,463
Home Entertainment Software—0.8%		
35,600	Electronic Arts, Inc.*	1,862,236
Home Improvement Retail—1.5%		
79,675	Home Depot, Inc.	3,225,244
Hotels, Resorts & Cruise Lines—0.8%		
31,925	Carnival Corporation	1,707,030
Household Products—5.5%		
48,250	Clorox Company	2,744,943
100,850	Colgate-Palmolive Company	5,531,623
67,171	Procter & Gamble Company	3,887,857
		12,164,423
Hypermarkets & Super Centers—0.5%		
23,925	Wal-Mart Stores, Inc.	1,119,690
Industrial Conglomerates—3.1%		
196,350	General Electric Company	6,882,068
Integrated Oil & Gas—0.3%		
10,950	ConocoPhillips	637,071

See notes to statement of investments.

13

Shares		Market Value
Integrated Telecommunication Services—1.6%		
20,175	Alltel Corporation	$ 1,273,043
96,200	Sprint Nextel Corporation	2,247,232
		3,520,275
Internet Software & Services—4.9%		
17,175	Google, Inc. Class A*	7,125,221
96,950	Yahoo!, Inc.*	3,798,501
		10,923,722
Investment Banking & Brokerage—2.8%		
202,350	Charles Schwab Corporation	2,968,475
16,675	Goldman Sachs Group, Inc.	2,129,564
18,075	Morgan Stanley	1,025,576
		6,123,615
IT Consulting & Other Services—1.8%		
136,500	Accenture Limited Class A	3,940,755
Leisure Facilities—1.8%		
87,709	Royal Caribbean Cruises Limited	3,952,168
Managed Healthcare—0.6%		
14,500	Aetna, Inc.	1,367,495
Movies & Entertainment—4.9%		
41,600	DreamWorks Animation SKG, Inc.*	1,021,696
63,725	Pixar, Inc.*	3,359,582
242,075	Time Warner, Inc.	4,221,788
68,474	Viacom, Inc. Class B	2,232,278
		10,835,344
Multi-Line Insurance—0.4%		
14,625	American International Group, Inc.	997,864
Oil & Gas Equipment & Services—1.0%		
22,575	Schlumberger Limited	2,193,161
Other Diversified Financial Services—1.1%		
59,250	JPMorgan Chase & Company	2,351,633
Packaged Foods & Meats—0.8%		
29,775	Hershey Foods Corporation	1,645,069
Personal Products—0.6%		
36,125	Estée Lauder Companies, Inc. Class A	1,209,465
Pharmaceuticals—6.2%		
30,075	Covance, Inc.*	1,460,141
15,750	Eli Lilly and Company	891,293
71,700	Johnson & Johnson	4,309,170
109,500	MGI Pharma, Inc.*	1,879,020
44,192	Pfizer, Inc.	1,030,557
88,475	Wyeth	4,076,043
		13,646,224
Property & Casualty Insurance—1.0%		
41,875	Allstate Corporation	2,264,181

Shares		Market Value
Railroads—1.7%		
47,250	Union Pacific Corporation	$ 3,804,098
Semiconductor Equipment—0.4%		
15,525	KLA-Tencor Corporation	765,848
Semiconductors—4.4%		
109,278	Intel Corporation	2,727,579
120,000	Linear Technology Corporation	4,328,400
74,525	Maxim Integrated Products, Inc.	2,700,786
		9,756,765
Soft Drinks—1.1%		
41,625	PepsiCo, Inc.	2,459,205
Specialty Chemicals—1.0%		
34,000	Sigma-Aldrich Corporation	2,151,860
Specialty Stores—1.2%		
20,450	Office Depot, Inc.*	642,130
51,600	Tiffany & Company	1,975,764
		2,617,894
Steel—0.6%		
19,850	Nucor Corporation	1,324,392
Systems Software—7.6%		
105,775	Adobe Systems, Inc.	3,909,444
407,541	Microsoft Corporation	10,657,197
66,000	Oracle Corporation*	805,860
75,300	Symantec Corporation*	1,317,750
		16,690,251
Thrifts & Mortgage Finance—0.9%		
47,600	The PMI Group, Inc.	1,954,932
Trading Companies & Distributors—1.1%		
32,975	W.W. Grainger, Inc.	2,344,523
Total Common Stocks (Domestic) **(Cost—$197,522,009)**		210,966,802
Common Stocks (Foreign)—2.5%		
Application Software—0.5%		
24,350	SAP AG Sponsored ADR (GE)	1,097,455
Semiconductor Equipment—1.2%		
135,400	ASM Lithography Holding NV NY Shares (NE)*	2,718,832
Semiconductors—0.8%		
101,900	ATI Technologies, Inc. (CA)*	1,731,280
Total Common Stocks (Foreign) **(Cost—$4,805,981)**		5,547,567

See notes to statement of investments.

Principal Amount	Amortized Cost
Corporate Short-Term Notes—3.0%	
Special Purpose Entity—3.0%	
$6,600,000 CAFCO LLC	
4.12% 1/3/06~	$ 6,598,489
Total Corporate Short-Term Notes	
(Amortized Cost—$6,598,489)	6,598,489
Total Investments—101.2%	
(Total Cost—$208,926,479)	223,112,858
Other Assets and Liabilities—(1.2%)	(2,548,214)
Net Assets—100.0%	$220,564,644

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $6,598,489, or 3.0%, of the Fund's net assets as of December 31, 2005.*
    ADR - American Depositary Receipt
    SPDR - Standard and Poor's Depositary Receipt
    CA - Canada
    GE - Germany
    NE - Netherlands

See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2005

Assets

Investment securities, at cost	$	208,926,479
Investment securities, at market		223,112,858
Cash		239,080
Receivables:		
Investment securities sold		21,332,043
Capital shares sold		11,201
Dividends and interest		235,503
Other assets		15,478
Total Assets		244,946,163

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	23,931,852
Capital shares redeemed	178,756
Advisory fees	123,958
Shareholder servicing fees	21,272
Directors' deferred compensation	15,478
Accounting fees	11,442
Distribution fees	20,331
Transfer agency fees	8,255
Custodian fees	358
Other	69,817
Total Liabilities	24,381,519
Net Assets	$ 220,564,644

Composition of Net Assets

Capital (par value and paid-in surplus)	$	288,692,356
Undistributed net investment income		159,962
Accumulated net realized loss from security transactions		(82,474,053)
Net unrealized appreciation on investments		14,186,379
Total	$	220,564,644

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	1,265,880
Shares Outstanding		249,868
Net Asset Value, Redemption Price Per Share	$	5.07
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	5.38

Class B

Net Assets	$	1,452,806
Shares Outstanding		295,826
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.91

Class C

Net Assets	$	2,011,596
Shares Outstanding		417,568
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.82

Class F

Net Assets	$	215,556,228
Shares Outstanding		41,624,774
Net Asset Value, Offering and Redemption Price Per Share	$	5.18

Class R

Net Assets	$	270,102
Shares Outstanding		52,682
Net Asset Value, Offering and Redemption Price Per Share	$	5.13

Class T

Net Assets	$	8,032
Shares Outstanding		1,657
Net Asset Value, Redemption Price Per Share	$	4.85
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	5.08

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	2,356,966
Interest		376,652
Foreign taxes withheld		(680)
Total Investment Income		2,732,938

Expenses

Advisory fees—Note 2	1,448,888
Shareholder servicing fees—Note 2	254,387
Accounting fees—Note 2	133,743
Distribution fees—Note 2	197,310
Transfer agency fees—Note 2	132,523
Registration fees	58,460
Postage and mailing expenses	34,390
Custodian fees and expenses—Note 2	11,981
Printing expenses	76,010
Legal and audit fees	80,349
Directors' fees and expenses—Note 2	47,535
Other expenses	82,969
Total Expenses	2,558,545
Earnings Credits	(11,692)
Reimbursed/Waived Expenses	(7,536)
Expense Offset to Broker Commissions	(11,459)
Net Expenses	2,527,858
Net Investment Income	205,080

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		22,014,185
Net Change in Unrealized Appreciation/Depreciation of Investments		(12,580,203)
Net Realized and Unrealized Gain		9,433,982
Net Increase in Net Assets Resulting from Operations	$	9,639,062

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 205,080	$ 1,263,861
Net Realized Gain on Security Transactions	22,014,185	20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,580,203)	(2,549,571)
Net Increase in Net Assets Resulting from Operations	9,639,062	19,424,383
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(1,749)	(3,007)
Class C	(4,846)	0
Class F	(428,422)	(945,884)
Class R	(786)	(1,108)
Net Decrease from Dividends and Distributions	(435,803)	(949,999)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	28,615	174,433
Class B	(702,149)	237,470
Class C	1,342,518	173,366
Class F	(26,845,562)	(18,116,372)
Class R	11,896	29,755
Class T	(23,106)	0
Class T Payment by Service Provider	0	698
Net Decrease from Capital Share Transactions	(26,187,788)	(17,500,650)
Net Increase (Decrease) in Net Assets	(16,984,529)	973,734
Net Assets		
Beginning of Year	$ 237,549,173	$ 236,575,439
End of Year	$ 220,564,644	$ 237,549,173
Undistributed Net Investment Income	$ 159,962	$ 393,754

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.86	$4.49	$3.44	$4.66	$5.73
Income from investment operations:					
Net investment income (loss)	(0.00)[a]	0.02	0.03	(0.02)	(0.07)
Net realized and unrealized gains (losses) on securities	0.22	0.36	1.02	(1.20)	(1.00)
Total from investment operations	0.22	0.38	1.05	(1.22)	(1.07)
Less dividends and distributions:					
From net investment income	(0.01)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	(0.01)	0.00	0.00	0.00
Net Asset Value, end of year	$5.07	$4.86	$4.49	$3.44	$4.66
Total Return[c]	4.46%	8.54%	30.52%	(26.18%)	(18.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,266	$1,180	$935	$378	$442
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	1.35%	1.26%	1.49%	1.87%	2.98%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.25%	1.48%	1.87%	2.98%
Net investment income (loss)	(0.09%)	0.38%	(0.25%)	(0.67%)	(1.82%)
Portfolio turnover rate[e]	126%	115%	123%	152%	144%

a. Net investment loss for the year ended December 31, 2005 aggregated less than $0.01 on a per share basis.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.74	$4.40	$3.40	$4.61	$5.65
Income from investment operations:					
Net investment loss	(0.04)[b]	(0.00)[a]	(0.01)	(0.05)	(0.04)
Net realized and unrealized gains					
(losses) on securities	0.21	0.34	1.01	(1.16)	(1.00)
Total from investment operations	0.17	0.34	1.00	(1.21)	(1.04)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[c]
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.91	$4.74	$4.40	$3.40	$4.61
Total Return[d]	3.59%	7.73%	29.41%	(26.25%)	(18.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,453	$2,110	$1,709	$1,013	$1,599
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[e]	2.19%	2.01%	2.30%	2.14%	2.20%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.18%	2.00%	2.30%	2.14%	2.19%
Net investment loss	(0.97%)	(0.34%)	(1.08%)	(0.95%)	(1.03%)
Portfolio turnover rate[f]	126%	115%	123%	152%	144%

a. *Net investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
d. *Sales charges are not reflected in the total return.*
e. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$4.66	$4.32	$3.34	$4.55	$5.66
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	0.04	0.04	(0.07)	(0.13)
Net realized and unrealized gains					
(losses) on securities	0.20	0.30	0.94	(1.14)	(0.98)
Total from investment operations	0.17	0.34	0.98	(1.21)	(1.11)
Less dividends and distributions:					
From net investment income	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.82	$4.66	$4.32	$3.34	$4.55

Total Return[c]

	3.68%	7.87%	29.34%	(26.59%)	(19.58%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$2,012	$571	$357	$186	$270
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	1.98%	1.99%	2.29%	2.77%	3.17%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.96%	1.99%	2.28%	2.76%	3.16%
Net investment loss	(0.72%)	(0.24%)	(1.04%)	(1.55%)	(2.01%)
Portfolio turnover rate[e]	126%	115%	123%	152%	144%

a. Computed using average shares outstanding throughout the year.
b. Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
c. Sales charges are not reflected in the total return.
d. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.98% (2005), 1.99% (2004), 2.29% (2003), 3.02% (2002), and 3.56% (2001).
e. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.96	$4.57	$3.50	$4.69	$5.69
Income from investment operations:					
Net investment income	0.00[a]	0.02	0.00[a]	0.00[a]	0.00[a]
Net realized and unrealized gains					
(losses) on securities	0.23	0.39	1.07	(1.19)	(1.00)
Total from investment operations	0.23	0.41	1.07	(1.19)	(1.00)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00[b]	0.00[b]	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	(0.01)	(0.02)	0.00	0.00	0.00
Net Asset Value, end of year	$5.18	$4.96	$4.57	$3.50	$4.69
Total Return	4.64%	8.97%	30.67%	(25.33%)	(17.55%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$215,556	$233,410	$233,333	$191,701	$288,752
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	1.13%	1.06%	1.13%	1.08%	1.14%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.12%	1.06%	1.13%	1.08%	1.14%
Net investment income	0.11%	0.56%	0.06%	0.11%	0.02%
Portfolio turnover rate[d]	126%	115%	123%	152%	144%

a. *Net investment income for the years ended December 31, 2005, 2003, 2002, and 2001 aggregated less than $0.01 on a per share basis.*
b. *Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class R Shares
Per Share Operating Data

Net Asset Value, beginning of year	$4.91	$4.53	$3.47	$4.74	$5.74
Income from investment operations:					
Net investment income (loss)	0.01	0.03	0.06	(0.08)	(0.01)
Net realized and unrealized gains					
(losses) on securities	0.22	0.37	1.00	(1.19)	(0.99)
Total from investment operations	0.23	0.40	1.06	(1.27)	(1.00)
Less dividends and distributions:					
From net investment income	(0.01)	(0.02)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[a]
Total distributions	(0.01)	(0.02)	0.00	0.00	0.00
Net Asset Value, end of year	$5.13	$4.91	$4.53	$3.47	$4.74
Total Return	4.78%	8.88%	30.55%	(26.79%)	(17.39%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$270	$247	$211	$57	$51
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.10%	1.00%	1.35%	2.95%	2.73%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.09%	1.00%	1.35%	2.95%	2.72%
Net investment income (loss)	0.15%	0.54%	(0.12%)	(1.78%)	(1.68%)
Portfolio turnover rate[c]	126%	115%	123%	152%	144%

a. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.10% (2005), 1.00% (2004), 1.35% (2003), 4.68% (2002), and 82.23% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

			Year ended December 31,		
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.72	$4.38	$3.39	$4.60	$5.68
Income from investment operations:					
Net investment loss	(0.05)[a]	(0.01)	(0.23)	(0.30)	(0.09)
Net realized and unrealized gains (losses) on securities	0.18	0.25	1.22	(0.91)	(0.99)
Total from investment operations	0.13	0.24	0.99	(1.21)	(1.08)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00[b]
Total distributions	0.00	0.00	0.00	0.00	0.00
Other:					
Payment by Service Provider	0.00	0.10[c]	0.00	0.00	0.00
Net Asset Value, end of year	$4.85	$4.72	$4.38	$3.39	$4.60
Total Return[d]	2.75%	7.76%	29.20%	(26.30%)	(18.99%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$8	$32	$30	$33	$127
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[e]	2.16%	1.90%	2.27%	2.47%	3.14%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	1.90%	2.26%	2.46%	3.13%
Net investment loss	(0.98%)	(0.29%)	(1.11%)	(1.29%)	(1.96%)
Portfolio turnover rate[f]	126%	115%	123%	152%	144%

a. *Computed using average shares outstanding throughout the year.*
b. *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
c. *A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.*
d. *Sales charges are not reflected in the total return.*
e. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.59% (2005), 1.90% (2004), 2.27% (2003), 3.71% (2002), and 6.32% (2001).*
f. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

Notes to Financial Statements

December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $242,834 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $105,473 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$2,522
Class B	$5,100
Class C	$1,322
Class R	$518
Class T	$128

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class T share class of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2005, Class T was reimbursed $44, which reduced the amount paid to DTI to $84.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $5,449 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $17,460 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $172,072 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,123
Class B	$12,764	$4,255
Class C	$12,449	$4,150
Class T	$25	$25

During the year ended December 31, 2005, DSC retained $1,232 and $35 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,210 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $7,492, which reduced the amount paid to Mellon Bank to $4,489.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(3,069)	$3,069	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$435,803	$949,999
Long-Term Capital Gain	$ 0	$ 0
	$435,803	$949,999

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $20,044,046. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$29,494,922
2010	$50,083,635
	$79,578,557

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(555,661)
Undistributed Ordinary Income	$209,198
Other Book/Tax Differences	$(49,237)
Federal Tax Cost	$211,266,313
Gross Tax Appreciation of Investments	$16,901,507
Gross Tax Depreciation of Investments	$(5,054,962)
Net Tax Appreciation	$11,846,545

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	133,918	$ 645,347	167,335	$ 765,894
Dividends or Distributions Reinvested	258	$ 1,321	404	$ 1,961
Redeemed	(127,183)	$ (618,053)	(133,430)	$ (593,422)
Net Increase	6,993	$ 28,615	34,309	$ 174,433
Class B				
Sold	13,761	$ 63,612	215,457	$ 939,503
Redeemed	(162,888)	$ (765,761)	(159,027)	$ (702,033)
Net Increase (Decrease)	(149,127)	$ (702,149)	56,430	$ 237,470
Class C				
Sold	331,465	$ 1,510,039	63,935	$ 278,992
Dividends or Distributions Reinvested	275	$ 1,336	0	$ 0
Redeemed	(36,722)	$ (168,857)	(24,034)	$ (105,626)
Net Increase	295,018	$ 1,342,518	39,901	$ 173,366

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class F				
Sold	587,677	$ 2,884,040	1,109,016	$ 5,075,748
Dividends or Distributions Reinvested	71,482	$ 373,127	165,648	$ 819,960
Redeemed	(6,113,337)	$(30,102,729)	(5,197,897)	$(24,012,080)
Net Decrease	(5,454,178)	$(26,845,562)	(3,923,233)	$(18,116,372)
Class R				
Sold	4,796	$ 23,193	36,325	$ 170,596
Dividends or Distributions Reinvested	150	$ 778	223	$ 1,096
Redeemed	(2,559)	$ (12,075)	(32,838)	$ (141,937)
Net Increase	2,387	$ 11,896	3,710	$ 29,755
Class T				
Sold	1,538	$ 7,232	14	$ 65
Redeemed	(6,655)	$ (30,338)	(14)	$ (65)
Net Increase (Decrease)	(5,117)	$ (23,106)	0	$ 0

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $268,939,916 and $293,530,183, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 100% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Equity Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking fourth out of 15 Lipper-selected "peer funds," and in the second quintile of its Lipper large-cap growth fund performance universe, ranking 184th of 640 funds. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2004 had placed it in the first quintile, with the Fund having placed in the second quintile of its Lipper-selected group and in the first quintile of its Lipper-selected universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Equity Growth Fund's management fees ranked in the first (best) quintile of its Lipper competitive expense group, with the Fund's fees the second lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 13 of the 15 funds in its group. The Fund's management fees were in the second best quintile of its Lipper expense universe, placing 49th lowest of 171 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the

portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that

Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Equity Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0275AR1205

Dreyfus Founders Growth Fund

ANNUAL REPORT December 31, 2005



TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value



A discussion with portfolio manager John B. Jares, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Economic Counterbalance

2005 was a year of robust economic and corporate profit growth. Employment levels improved, the housing market remained resilient, and consumer spending continued to advance at a steady pace. However, the year also saw the Federal Reserve raising the federal funds rate to end the period at 4.25%, and skyrocketing energy prices reaching record highs.

The stock market oscillated slightly for most of the period. Fortunately, a fourth quarter rally enabled the market to finish the calendar year in positive territory.

Stock Selection Drove Performance

The period saw no investment strategy shifts in the Fund, as we continued to search for growth-stock opportunities using a fundamental-based, bottom-up approach. We continued to explore investment theses and meet with company management teams in an attempt to assemble the greatest growth potential for Fund shareholders. This approach led to positive stock picking overall for the period, although relative weightings partially offset this gain. For the 12-month period ended December 31, 2005, the Dreyfus Founders Growth Fund underperformed its benchmark, the Russell 1000 Growth Index, which returned 5.26%.

> *"Our investment approach led to positive stock picking overall for the period, although relative weightings partially offset this gain."*

IT, Industrials and Consumer Staples Boosted Fund Performance
The Fund's relative performance was driven by strong selection of investments in the information technology (IT) sector, the transportation industry within the industrials sector, and the consumer staples sector.

The information technology sector offered numerous growth opportunities. Driven by the popularity of the company's line of iPod digital music players and the increased popularity of its Macintosh computers, **Apple Computer, Inc.** had a triple-digit stock price increase for the period. Broadcom Corporation saw excellent demand for its semiconductors used in wireless networking, communications and industrial applications. **Autodesk, Inc.**, driven by demand and market share for its CAD/CAM software products, combined with improving operating margins, experienced better-than-expected revenue and earnings growth rates. SanDisk, Inc. and **Adobe Systems, Inc.** were other notable strong performers in the information technology sector.

Railroad and airline companies within the industrials sector's transportation industry began to see pricing power, partially driven by the ability to pass along higher fuel costs, but primarily as a result of controlled capacity growth. **Union Pacific Corporation** had a double-digit stock price increase during the period. **AMR Corporation**, parent company of American Airlines, experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and the company management's ability to reign in costs. **US Airways Group, Inc.** saw improved pricing due to industry consolidation and its merger with America West Airlines, allowing for the elimination of duplicate costs.

Sectors Benefiting the Fund
Information Technology
Industrials
Consumer Staples

Consumer staples holding Gillette Company was acquired during the period by **Procter & Gamble Company** for a significant premium, which aided the Fund's return. Healthcare issue **Genentech, Inc.** had solid revenue and earnings growth driven by the sales of its cancer treatment, Avastin®.

Underweight Positions Drained Relative Performance

Relative underweight positions and poor stock picking in both the healthcare and energy sectors produced the largest drain on the Fund's relative performance. One stock that underperformed for the Fund during the period was healthcare issue **MGI Pharma, Inc.** Uneven sales trends for the company's chemotherapy drug, Aloxi®, paired with a FDA approval delay for one of the company's new drugs drove the stock price lower.

In the telecommunications services sector, weak individual performers such as Avaya, Inc. hampered the Fund. A difficult integration of a German acquisition combined with volatile growth trends led to Avaya's sub-par performance. The Fund exited its position in this company during the period.

Largest Equity Holdings (ticker symbol)	
1. **Microsoft Corporation** (MSFT)	**5.24%**
2. **General Electric Company** (GE)	**3.32%**
3. **Google, Inc. Class A** (GOOG)	**3.24%**
4. **Colgate-Palmolive Company** (CL)	**2.52%**
5. **Accenture Limited Class A** (ACN)	**2.15%**
6. **Linear Technology Corporation** (LLTC)	**2.05%**
7. **Johnson & Johnson** (JNJ)	**2.04%**
8. **Apple Computer, Inc.** (AAPL)	**1.91%**
9. **Comcast Corporation Special Class A** (CMCSK)	**1.90%**
10. **Procter & Gamble Company** (PG)	**1.87%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future annual reports, the Fund's performance will no longer be compared to the S&P 500 Index, as the Russell 1000 Growth Index is more reflective of the Fund's growth style of investing. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	(1.98%)	(5.95%)	—	(9.90%)
Without sales charge	3.98%	(4.82%)	—	(9.00%)
B Shares (12/31/99)				
With redemption*	(0.84%)	(5.92%)	—	(9.80%)
Without redemption	3.16%	(5.54%)	—	(9.67%)
C Shares (12/31/99)				
With redemption**	2.16%	(5.57%)	—	(9.69%)
Without redemption	3.16%	(5.57%)	—	(9.69%)
F Shares (1/5/62)	4.08%	(4.73%)	3.90%	N/A
R Shares (12/31/99)	4.54%	(4.50%)	—	(8.70%)
T Shares (12/31/99)				
With sales charge (4.50%)	(1.50%)	(6.47%)	—	(10.34%)
Without sales charge	3.15%	(5.61%)	—	(9.64%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Select IT and Consumer Stocks Created a Negative Impact

Some of the Fund's best-performing stocks and some of its worst performers were found in the information technology sector. Select IT names that were a drag on the Fund's relative return included **Maxim Integrated Products, Inc.** and **Symantec Corporation**. The favorable demand and growth trends for Maxim's analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins. Symantec declined as a result of the acquisition of VERITAS Software Corporation, which was seen as dilutive to the company's revenue and earnings growth rates. This, combined with the fear that consumer demand for anti-virus software was waning, caused a drop in the company's stock price. Xilinx, Inc., a manufacturer of digital programmable logic devices (PLD), and International Business Machines Corporation also declined during the period.

Sectors Detracting From the Fund
Healthcare
Energy
Telecommunications Services

Select consumer discretionary stocks did not fare well either. **Comcast Corporation** experienced a slow ramp-up into its cable telephony offering. This, paired with sluggish trends in video services, resulted in the cable



Portfolio Composition of Net Assets

31.41% Information Technology
19.81% Consumer Discretionary
12.65% Healthcare
10.07% Industrials
9.82% Financials
9.00% Consumer Staples
1.68% Telecommunications Services
1.65% Materials
1.32% Energy
2.59% Other

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

company's stock losing substantial ground during the period. **Wal-Mart Stores, Inc.** experienced sluggish sales trends as rising energy prices crimped the spending power of bargain-conscious consumers, its target market. **DreamWorks Animation SKG, Inc.** had a revenue shortfall from DVD sales of its follow-up blockbuster movie, *Shrek 2*. In addition, higher spending levels resulted in materially lower earnings-per-share results than were originally expected by Wall Street analysts. The Fund, however, retained a position in all three stocks at the end of the period as we believed the companies' respective growth opportunities remained viable.

In Conclusion

As we move into 2006, we will continue to monitor the Federal Reserve's actions in seeking to contain inflation and how these may affect corporate profit growth. In addition, we will continue to employ a bottom-up research approach to selecting growth stocks that we believe have the potential to post superior revenue and earnings growth.

John B. Jares, CFA
Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,038.61	$7.50
Class A Hypothetical	1,000.00	1,017.75	7.45
Class B Actual	1,000.00	1,036.70	11.76
Class B Hypothetical	1,000.00	1,013.52	11.69
Class C Actual	1,000.00	1,036.19	11.39
Class C Hypothetical	1,000.00	1,013.87	11.33
Class F Actual	1,000.00	1,038.51	7.09
Class F Hypothetical	1,000.00	1,018.16	7.04
Class R Actual	1,000.00	1,040.18	5.25
Class R Hypothetical	1,000.00	1,020.00	5.21
Class T Actual	1,000.00	1,036.04	11.75
Class T Hypothetical	1,000.00	1,013.52	11.69

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.46%
Class B	2.29%
Class C	2.22%
Class F	1.38%
Class R	1.02%
Class T	2.29%

Shares		Market Value
Common Stocks (Domestic)—98.0%		
Airlines—2.2%		
234,275	AMR Corporation*	$ 5,207,906
71,025	US Airways Group, Inc.*	2,637,869
		7,845,775
Application Software—1.2%		
100,575	Autodesk, Inc.	4,319,696
Asset Management & Custody Banks—1.8%		
84,725	Northern Trust Corporation	4,390,450
34,050	State Street Corporation	1,887,732
		6,278,182
Automotive Retail—1.2%		
94,475	Advance Auto Parts, Inc.*	4,105,884
Biotechnology—3.8%		
35,675	Amgen, Inc.*	2,813,331
57,375	Genentech, Inc.*	5,307,188
26,100	Genzyme Corporation*	1,847,358
102,400	ImClone Systems, Inc.*	3,506,176
		13,474,053
Broadcasting & Cable TV—2.2%		
258,508	Comcast Corporation Special Class A*	6,641,071
35,700	XM Satellite Radio Holdings, Inc. Class A*	973,896
		7,614,967
Casinos & Gaming—1.0%		
29,375	Harrah's Entertainment, Inc.	2,094,144
41,550	International Game Technology	1,278,909
		3,373,053
Communications Equipment—1.0%		
150,475	Motorola, Inc.	3,399,230
Computer & Electronics Retail—1.0%		
81,337	Best Buy Company, Inc.	3,536,533
Computer Hardware—3.0%		
92,850	Apple Computer, Inc.*	6,674,987
133,575	Hewlett-Packard Company	3,824,252
		10,499,239
Computer Storage & Peripherals—1.4%		
358,400	EMC Corporation*	4,881,408
Consumer Electronics—0.5%		
19,300	Harman International Industries, Inc.	1,888,505
Consumer Finance—1.4%		
89,000	SLM Corporation	4,903,010
Data Processing & Outsourced Services—0.8%		
62,525	Automatic Data Processing, Inc.	2,869,272

Shares		Market Value
Department Stores—1.8%		
33,625	J.C. Penney Company, Inc.	$ 1,869,550
65,450	Kohl's Corporation*	3,180,870
33,925	Nordstrom, Inc.	1,268,795
		6,319,215
Electrical Components & Equipment—1.6%		
73,550	Emerson Electric Company	5,494,185
Electronic Equipment Manufacturers—0.9%		
92,650	Agilent Technologies, Inc.*	3,084,319
Exchange Traded Funds—3.2%		
113,825	iShares Russell 1000 Growth Index Fund	5,810,766
60,850	Nasdaq 100 Index Tracking Stock	2,459,557
21,200	SPDR Trust Series 1	2,637,916
		10,908,239
General Merchandise Stores—1.6%		
153,825	Family Dollar Stores, Inc.	3,813,322
33,250	Target Corporation	1,827,753
		5,641,075
Healthcare Equipment—0.8%		
48,825	Medtronic, Inc.	2,810,855
Healthcare Services—0.7%		
42,025	Omnicare, Inc.	2,404,671
Healthcare Supplies—0.5%		
34,875	DENTSPLY International, Inc.	1,872,439
Home Entertainment Software—0.9%		
56,825	Electronic Arts, Inc.*	2,972,516
Home Improvement Retail—1.5%		
133,350	Home Depot, Inc.	5,398,008
Hotels, Resorts & Cruise Lines—0.8%		
50,975	Carnival Corporation	2,725,633
Household Products—5.6%		
76,950	Clorox Company	4,377,686
160,825	Colgate-Palmolive Company	8,821,251
113,221	Procter & Gamble Company	6,553,231
		19,752,168
Hypermarkets & Super Centers—0.5%		
39,900	Wal-Mart Stores, Inc.	1,867,320
Industrial Conglomerates—3.3%		
331,434	General Electric Company	11,616,762
Integrated Oil & Gas—0.3%		
19,200	ConocoPhillips	1,117,056

See notes to statement of investments.

Shares		Market Value
Integrated Telecommunication Services—1.7%		
34,025	Alltel Corporation	$ 2,146,978
160,225	Sprint Nextel Corporation	3,742,856
		5,889,834
Internet Software & Services—5.0%		
27,325	Google, Inc. Class A*	11,336,050
154,625	Yahoo!, Inc.*	6,058,208
		17,394,258
Investment Banking & Brokerage—2.9%		
322,450	Charles Schwab Corporation	4,730,342
28,150	Goldman Sachs Group, Inc.	3,595,037
30,675	Morgan Stanley	1,740,500
		10,065,879
IT Consulting & Other Services—2.2%		
260,800	Accenture Limited Class A	7,529,296
Leisure Facilities—1.8%		
139,769	Royal Caribbean Cruises Limited	6,297,991
Managed Healthcare—0.7%		
24,000	Aetna, Inc.	2,263,440
Movies & Entertainment—4.9%		
68,500	DreamWorks Animation SKG, Inc.*	1,682,360
101,650	Pixar, Inc.*	5,358,988
356,475	Time Warner, Inc.	6,216,924
116,270	Viacom, Inc. Class B	3,790,452
		17,048,724
Multi-Line Insurance—0.5%		
25,049	American International Group, Inc.	1,709,093
Oil & Gas Equipment & Services—1.0%		
36,000	Schlumberger Limited	3,497,400
Other Diversified Financial Services—1.1%		
98,525	JPMorgan Chase & Company	3,910,457
Packaged Foods & Meats—0.8%		
47,450	Hershey Foods Corporation	2,621,613
Personal Products—0.6%		
60,100	Estée Lauder Companies, Inc. Class A	2,012,148
Pharmaceuticals—6.1%		
48,000	Covance, Inc.*	2,330,400
26,700	Eli Lilly and Company	1,510,953
118,700	Johnson & Johnson	7,133,870
174,475	MGI Pharma, Inc.*	2,993,991
73,594	Pfizer, Inc.	1,716,212
125,700	Wyeth	5,790,999
		21,476,425
Property & Casualty Insurance—1.2%		
77,150	Allstate Corporation	4,171,501

Shares		Market Value
Railroads—1.8%		
78,575	Union Pacific Corporation	$ 6,326,073
Semiconductors—4.5%		
174,134	Intel Corporation	4,346,385
198,800	Linear Technology Corporation	7,170,716
118,950	Maxim Integrated Products, Inc.	4,310,748
		15,827,849
Soft Drinks—1.5%		
89,025	PepsiCo, Inc.	5,259,597
Specialty Chemicals—1.0%		
56,550	Sigma-Aldrich Corporation	3,579,050
Specialty Stores—1.5%		
67,950	Office Depot, Inc.*	2,133,630
85,475	Tiffany & Company	3,272,838
		5,406,468
Steel—0.6%		
32,725	Nucor Corporation	2,183,412
Systems Software—8.0%		
168,700	Adobe Systems, Inc.	6,235,152
701,376	Microsoft Corporation	18,340,982
108,200	Oracle Corporation*	1,321,122
125,725	Symantec Corporation*	2,200,188
		28,097,444
Thrifts & Mortgage Finance—1.0%		
81,350	The PMI Group, Inc.	3,341,045
Trading Companies & Distributors—1.1%		
55,675	W.W. Grainger, Inc.	3,958,493
Total Common Stocks (Domestic) **(Cost—$320,921,735)**		342,840,758
Common Stocks (Foreign)—2.6%		
Application Software—0.5%		
38,825	SAP AG Sponsored ADR (GE)	1,749,843
Semiconductor Equipment—1.3%		
226,900	ASM Lithography Holding NV NY Shares (NE)*	4,556,152
Semiconductors—0.8%		
166,600	ATI Technologies, Inc. (CA)*	2,830,534
Total Common Stocks (Foreign) **(Cost—$7,899,934)**		9,136,529

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2005 *(continued)*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—0.7%		
Special Purpose Entity—0.7%		
$2,600,000	CAFCO LLC	
	4.12% 1/3/06~	$ 2,599,405
Total Corporate Short-Term Notes		
(Amortized Cost—$2,599,405)		2,599,405
Total Investments—101.3%		
(Total Cost—$331,421,074)		354,576,692
Other Assets and Liabilities—(1.3%)		(4,468,736)
Net Assets—100.0%		$350,107,956

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,599,405, or 0.7%, of the Fund's net assets as of December 31, 2005.*
ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
CA - Canada
GE - Germany
NE - Netherlands

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 331,421,074
Investment securities, at market	354,576,692
Cash	449,327
Receivables:	
Investment securities sold	34,841,034
Capital shares sold	225,775
Dividends and interest	375,793
Other assets	21,369
Total Assets	390,489,990

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	38,777,279
Capital shares redeemed	1,015,169
Advisory fees	234,401
Shareholder servicing fees	32,239
Accounting fees	18,453
Distribution fees	101,952
Transfer agency fees	33,170
Custodian fees	2,076
Directors' deferred compensation	21,369
Other	145,926
Total Liabilities	40,382,034
Net Assets	$ 350,107,956

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 1,021,281,321
Accumulated net investment loss	(107,913)
Accumulated net realized loss from security transactions	(694,221,070)
Net unrealized appreciation on investments	23,155,618
Total	$ 350,107,956

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	5,505,440
Shares Outstanding		504,634
Net Asset Value, Redemption Price Per Share	$	10.91
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	11.58

Class B

Net Assets	$	9,603,001
Shares Outstanding		918,489
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	10.46

Class C

Net Assets	$	1,361,755
Shares Outstanding		130,325
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	10.45

Class F

Net Assets	$	331,585,062
Shares Outstanding		30,221,128
Net Asset Value, Offering and Redemption Price Per Share	$	10.97

Class R

Net Assets	$	1,982,182
Shares Outstanding		178,342
Net Asset Value, Offering and Redemption Price Per Share	$	11.11

Class T

Net Assets	$	70,516
Shares Outstanding		6,721
Net Asset Value, Redemption Price Per Share	$	10.49
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	10.98

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2005

Investment Income

Dividends	$	4,099,887
Interest		500,132
Foreign taxes withheld		(1,220)
Total Investment Income		4,598,799

Expenses

Advisory fees—Note 2	2,929,053
Shareholder servicing fees—Note 2	401,247
Accounting fees—Note 2	231,776
Distribution fees—Note 2	987,452
Transfer agency fees—Note 2	317,636
Registration fees	40,415
Postage and mailing expenses	71,040
Custodian fees and expenses—Note 2	19,507
Printing expenses	102,585
Legal and audit fees	128,635
Directors' fees and expenses—Note 2	77,450
Other expenses	110,244
Total Expenses	5,417,040
Earnings Credits	(19,507)
Reimbursed/Waived Expenses	(12,315)
Expense Offset to Broker Commissions	(13,288)
Net Expenses	5,371,930
Net Investment Loss	(773,131)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		38,521,459
Net Change in Unrealized Appreciation/Depreciation of Investments		(24,451,397)
Net Realized and Unrealized Gain		14,070,062
Net Increase in Net Assets Resulting from Operations	$	13,296,931

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income (Loss)	$ (773,131)	$ 1,291,564
Net Realized Gain on Security Transactions	38,521,459	52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments	(24,451,397)	(21,249,162)
Net Increase in Net Assets Resulting from Operations	13,296,931	32,137,806
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(19,905)	0
Class F	(1,261,946)	0
Class R	(13,251)	0
Net Decrease from Dividends and Distributions	(1,295,102)	0
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,032,110)	(520,803)
Class B	(3,049,516)	(2,029,596)
Class C	(552,479)	(15,393)
Class F	(86,019,465)	(108,174,647)
Class R	(9,087,141)	967,838
Class T	(31,280)	(130,287)
Net Decrease from Capital Share Transactions	(99,771,991)	(109,902,888)
Net Decrease in Net Assets	(87,770,162)	(77,765,082)
Net Assets		
Beginning of Year	$ 437,878,118	$ 515,643,200
End of Year	$ 350,107,956	$ 437,878,118
Undistributed (Accumulated) Net Investment Income (Loss)	$ (107,913)	$ 1,178,792

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.53	$9.79	$7.46	$10.53	$14.02
Income from investment operations:					
Net investment income (loss)	(0.03)[a]	0.02[a]	(0.06)	(0.06)	(0.05)
Net realized and unrealized gains (losses) on securities	0.45	0.72	2.39	(3.01)	(3.44)
Total from investment operations	0.42	0.74	2.33	(3.07)	(3.49)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.91	$10.53	$9.79	$7.46	$10.53
Total Return[b]	3.98%	7.56%	31.23%	(29.15%)	(24.89%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$5,505	$6,356	$6,452	$5,149	$7,795
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.49%	1.42%	1.66%	1.48%	1.21%
Expenses with reimbursements, earnings credits and brokerage offsets	1.47%	1.41%	1.66%	1.48%	1.20%
Net investment income (loss)	(0.28%)	0.22%	(0.59%)	(0.56%)	(0.47%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. Computed using average shares outstanding throughout the year.

b. Sales charges are not reflected in the total return.

c. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

d. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.14	$9.50	$7.30	$10.38	$13.91
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.06)[a]	(0.17)	(0.18)	(0.13)
Net realized and unrealized gains (losses) on securities	0.43	0.70	2.37	(2.90)	(3.40)
Total from investment operations	0.32	0.64	2.20	(3.08)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.46	$10.14	$9.50	$7.30	$10.38
Total Return[b]	3.16%	6.74%	30.14%	(29.67%)	(25.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$9,603	$12,406	$13,664	$11,603	$19,829
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.31%	2.22%	2.48%	2.22%	1.93%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.22%	2.48%	2.22%	1.92%
Net investment loss	(1.11%)	(0.58%)	(1.41%)	(1.30%)	(1.20%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$10.13	$9.48	$7.29	$10.36	$13.92
Income from investment operations:					
Net investment loss	(0.10)[a]	(0.05)[a]	(0.19)	(0.26)	(0.18)
Net realized and unrealized gains					
(losses) on securities	0.42	0.70	2.38	(2.81)	(3.38)
Total from investment operations	0.32	0.65	2.19	(3.07)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.45	$10.13	$9.48	$7.29	$10.36

Total Return[b]

	3.16%	6.86%	30.04%	(29.63%)	(25.58%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$1,362	$1,881	$1,774	$1,528	$2,979
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.24%	2.16%	2.49%	2.37%	2.11%
Expenses with reimbursements, earnings credits					
and brokerage offsets	2.22%	2.16%	2.49%	2.37%	2.10%
Net investment loss	(1.03%)	(0.49%)	(1.42%)	(1.46%)	(1.38%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.58	$9.83	$7.48	$10.53	$14.03
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	0.03[a]	(0.17)	(0.22)	(0.15)
Net realized and unrealized gains (losses) on securities	0.45	0.72	2.52	(2.83)	(3.35)
Total from investment operations	0.43	0.75	2.35	(3.05)	(3.50)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.97	$10.58	$9.83	$7.48	$10.53
Total Return	4.08%	7.63%	31.42%	(28.96%)	(24.95%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$331,585	$406,550	$484,742	$443,307	$865,425
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.38%	1.33%	1.47%	1.38%	1.31%
Expenses with reimbursements, earnings credits and brokerage offsets	1.37%	1.33%	1.47%	1.37%	1.30%
Net investment income (loss)	(0.18%)	0.30%	(0.41%)	(0.46%)	(0.58%)
Portfolio turnover rate[c]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.69	$9.89	$7.50	$10.57	$14.07
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.07	0.01	0.01	(0.02)
Net realized and unrealized gains (losses) on securities	0.47	0.73	2.38	(3.08)	(3.48)
Total from investment operations	0.49	0.80	2.39	(3.07)	(3.50)
Less dividends and distributions:					
From net investment income	(0.07)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.07)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$11.11	$10.69	$9.89	$7.50	$10.57
Total Return	4.54%	8.09%	31.87%	(29.04%)	(24.88%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,982	$10,584	$8,792	$4,333	$2,023
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.05%	1.03%	1.13%	1.30%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.04%	1.03%	1.13%	1.30%	1.46%
Net investment income (loss)	0.15%	0.65%	(0.04%)	(0.34%)	(0.72%)
Portfolio turnover rate[c]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.17	$9.48	$7.27	$10.38	$14.00
Income from investment operations:					
Net investment loss	(0.10)[a]	(0.02)[a]	(0.30)	(0.56)	(0.19)
Net realized and unrealized gains (losses) on securities	0.42	0.71	2.51	(2.55)	(3.43)
Total from investment operations	0.32	0.69	2.21	(3.11)	(3.62)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$10.49	$10.17	$9.48	$7.27	$10.38
Total Return[b]	3.15%	7.28%	30.40%	(29.96%)	(25.86%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$71	$100	$220	$208	$621
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.21%	1.79%	2.22%	2.78%	2.56%
Expenses with reimbursements, earnings credits and brokerage offsets	2.20%	1.79%	2.22%	2.78%	2.55%
Net investment loss	(1.01%)	(0.17%)	(1.15%)	(1.89%)	(1.83%)
Portfolio turnover rate[d]	120%	107%	124%	139%	152%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar

equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

Notes to Financial Statements

December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $356,535 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $140,595 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$13,901
Class B	$33,685
Class C	$3,729
Class R	$5,712
Class T	$604

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $9,532 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $119,410 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $896,642 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$14,302
Class B	$79,219	$26,406
Class C	$11,380	$3,793
Class T	$211	$211

During the year ended December 31, 2005, DSC retained $1,062 and $9 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $34,881 and $151 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits in the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $12,315, which reduced the amount paid to Mellon Bank to $7,192.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally

accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$781,528	$5,945	$(787,473)

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$1,295,102	$ 0
Long-Term Capital Gain	$ 0	$ 0
	$1,295,102	$ 0

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $35,361,125. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$481,174,758
2010	$209,975,954
	$691,150,712

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(974,792)
Other Book/Tax Differences	$(107,912)
Federal Tax Cost	$333,516,641
Gross Tax Appreciation of Investments	$28,561,273
Gross Tax Depreciation of Investments	$(7,501,222)
Net Tax Appreciation	$21,060,051

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	56,086	$ 588,334	105,906	$ 1,056,250
Dividends or Distributions Reinvested	1,577	$ 17,366	0	$ 0
Redeemed	(156,471)	$ (1,637,810)	(161,536)	$ (1,577,053)
Net Decrease	(98,808)	$ (1,032,110)	(55,630)	$ (520,803)
Class B				
Sold	13,206	$ 130,840	30,813	$ 293,687
Redeemed	(317,903)	$ (3,180,356)	(246,029)	$ (2,323,283)
Net Decrease	(304,697)	$ (3,049,516)	(215,216)	$ (2,029,596)
Class C				
Sold	7,980	$ 80,497	38,619	$ 368,762
Redeemed	(63,320)	$ (632,976)	(40,060)	$ (384,155)
Net Decrease	(55,340)	$ (552,479)	(1,441)	$ (15,393)

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class F				
Sold	1,864,857	$ 19,477,463	2,973,891	$ 29,284,630
Dividends or Distributions				
Reinvested	107,799	$ 1,193,334	0	$ 0
Redeemed	(10,161,828)	$(106,690,262)	(13,900,368)	$(137,459,277)
Net Decrease	(8,189,172)	$ (86,019,465)	(10,926,477)	$(108,174,647)
Class R				
Sold	323,673	$ 3,445,896	381,438	$ 3,739,499
Dividends or Distributions				
Reinvested	1,182	$ 13,251	0	$ 0
Redeemed	(1,136,441)	$ (12,546,288)	(280,086)	$ (2,771,661)
Net Increase (Decrease)	(811,586)	$ (9,087,141)	101,352	$ 967,838
Class T				
Sold	189	$ 1,893	136	$ 1,307
Redeemed	(3,345)	$ (33,173)	(13,405)	$ (131,594)
Net Decrease	(3,156)	$ (31,280)	(13,269)	$ (130,287)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $446,397,340 and $544,019,252, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

Other Tax Information

(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 100% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the third quintile of its Lipper performance group, with the Fund ranking sixth out of 13 Lipper-selected "peer funds," and in the third quintile of its Lipper large-cap growth fund performance universe, ranking 274th of 640 funds. The directors noted that the Fund's longer-term performance rankings were significantly better, with the Fund ranking in the first performance quintile of its Lipper performance group and universe in calendar year 2003. The Fund's three-year performance results ended December 31, 2004 placed it in the first quintile of its respective Lipper performance group and in the second quintile of its Lipper performance universe. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

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[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Growth Fund's management fees ranked in the second best quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 84th lowest of 171 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0213AR1205

Dreyfus Founders International Equity Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW
(unaudited)

  

*A discussion with co-portfolio managers Remi J. Browne, CFA, left;
Daniel B. LeVan, CFA, center; and Jeffrey R. Sullivan, CFA, right, regarding
Fund performance for the 12-month period ended December 31, 2005.*

Strong International Equity Markets

Markets were strong around the world in 2005 as 20 of 22 countries and
9 of 10 sectors posted gains in the Morgan Stanley Capital International
(MSCI) World ex U.S. Index. Japan was one of the best performing markets
during the year with a 25.6% return as investors became increasingly
convinced that the Japanese economy was on a sustained growth path,
following years of deflation and a prolonged period of underperformance
in the international equity markets. Among sectors, materials was the best
performer in the Index with a 27% return driven primarily by strong
demand for metals. The lone weak spot
was found in the telecommunications
services sector, which declined nearly
11%, as investors grew impatient with
the size of investments telecom
companies were making and the lack
of returns they were providing.

> *"Our bottom-up investment
> process produced strong stock
> selection; however, allocations
> in various sectors resulted in
> a sub-par relative return."*

Consistent Investment Approach

The positioning of the Fund was not substantially altered during the 12-month
period, as we continued to seek companies whose valuations were attractive
and growth potential was high. Overall, this process produced good stock
selection; however, allocations in various sectors resulted in a sub-par relative
return. For the 12-month period ended December 31, 2005, Dreyfus Founders
International Equity Fund underperformed its benchmark, the MSCI World
ex U.S. Index, which returned 14.47%.

Overall Market Drivers

The energy, materials and industrials sectors each exhibited strong performance during the period. Performance was driven by surging commodity prices—crude oil prices topped $70 a barrel, copper rose above $2 a pound and gold increased to over $500 an ounce—and robust demand in emerging markets such as China and India. Drilling companies in the energy sector, miners in the materials sector, and trading companies in the industrials sector all performed exceptionally well for the year.

Impact of Country Performance

As mentioned above, Japan was one of the best performing markets in 2005. Other countries that performed well were Canada and Norway, both rich in natural resources, which benefited from strong positions in the energy and materials sectors.

Stock selection also produced positive results for the Fund on the country level. Spain, Hong Kong and Australia were the strongest positive contributors to the Fund's relative performance, while Japan, the Netherlands and Belgium weighed on the Fund's return. The Fund benefited from its Hong Kong-listed telecom holding, and Australia's return was boosted by its exposure to the energy sector. In Japan, an underweight position in the recovering financials sector had a negative impact on the Fund's overall performance.

Industrials, Consumer Discretionary and Telecom Outperformed

The benchmark's industrials holdings produced a 25% return; however, through a slight relative overweight position and strong stock selection in this sector, the Fund's holdings gained nearly 41%. Japanese commodity trading company, **Mitsubishi Corporation**, performed extremely well with a 71% price increase during the Fund's holding period.

Solid stock picking in the consumer discretionary sector added a boost to the Fund's relative return for the period. Stock price increases in Japanese consumer electronics retailer **Yamada Denki**, German tire producer, **Continental AG**, and Swiss luxury goods firm **Compagnie Financierie Richemont AG** benefited the Fund. Yamada Denki's stock price advanced after the firm reported strong earnings results. Continental's stock rose following strong demand for the company's tires and electronic stability-control products. Richemont posted a solid gain as the high-end watch export market recovered nicely.

As stated earlier, the telecommunications services sector experienced a 10.8% decline during the period. However portfolio holding **China Mobile (Hong Kong) Limited**, the Hong Kong-listed Chinese mobile phone operator, provided a large boost to the Fund's annual relative return, as the company repeatedly beat subscriber growth numbers throughout the year.

Select Energy and Materials Stocks Boosted Return

Although the Fund's underweight position hurt relative performance in both the materials and energy sectors, individual holdings were among the top performers for the period. **BHP Billiton Limited**'s exposure to many strong commodities, including oil, copper and iron ore, helped the company's earnings increase. Australian oil company **Oil Search Limited** had a strong year as its Yemeni oil field increased production and its Papua New Guinea gas pipeline project came to fruition. Finally, **Xstrata PLC**, the U.K.-based coal and base metals company, also benefited from rising commodity prices, specifically the strong increase in coal prices.

Sectors Benefiting the Fund

Industrials
Consumer Discretionary
Telecommunications Services

IT and Consumer Staples Weighed on Performance

The Fund's overweight position coupled with weak stock selection caused the information technology (IT) and consumer staples sectors to be the largest detriments to annual performance. Casio Computer Company Limited's stock

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Mitsubishi Corporation** (Japan; 8058)	2.56%
2. **AstraZeneca Group PLC** (United Kingdom; AZN)	2.55%
3. **BP PLC** (United Kingdom; BP)	2.48%
4. **ING Groep NV** (Netherlands; ING.C)	2.11%
5. **Yamada Denki** (Japan; 9831)	1.95%
6. **Canon, Inc.** (Japan; 7751)	1.77%
7. **Volvo AB Class B** (Sweden; VOLVB)	1.72%
8. **Credit Suisse Group** (Switzerland; CSG.N)	1.68%
9. **Xstrata PLC** (United Kingdom; XTA)	1.68%
10. **Sanofi-Aventis** (France; SAN)	1.67%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	7.35%	(2.07%)	—	(4.85%)
Without sales charge	13.93%	(0.91%)	—	(3.91%)
B Shares (12/31/99)				
With redemption*	9.02%	(2.04%)	—	(4.77%)
Without redemption	13.02%	(1.64%)	—	(4.63%)
C Shares (12/31/99)				
With redemption**	12.05%	(1.66%)	—	(4.66%)
Without redemption	13.05%	(1.66%)	—	(4.66%)
F Shares (12/29/95)	13.91%	(0.86%)	7.26%	7.26%
R Shares (12/31/99)	14.22%	(0.59%)	—	(3.62%)
T Shares (12/31/99)				
With sales charge (4.50%)	8.52%	(2.05%)	—	(4.88%)
Without sales charge	13.65%	(1.14%)	—	(4.15%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

price fell after Casio Micronics, a 75%-owned subsidiary of Casio Computer, lowered its 2005 estimates. This was enough to affect Casio Computer's 2005 operating profit estimate, causing the stock to drop. Trend Micro, Inc., a Japanese developer of anti-virus software, experienced a decline on Microsoft's announcement that it would be packaging a competitive product into its operating system. The Fund sold off its positions in both companies during the period as each firm's growth profile was no longer viable. In the consumer staples sector, exposure to European food retailers **Tesco PLC** and Delhaize Group proved damaging as oil price rises choked off consumer spending and both stocks underperformed during the year.

Individual Stocks Hurt Return

Although the telecommunications services sector produced an overall positive result for the Fund, select telecom holdings did not fare well during the period. One of these was **Vodafone Group PLC**, whose share price dropped after it announced its commitment to the highly competitive Japanese market. Vodafone emphasized its plan to increase market share in Japan through more aggressive marketing, which was expected to cause further margin deterioration.

The Fund had bad timing with its holding of Toyota Motor Corporation's stock in 2005. A holding for the first half of the year, the Fund sold its position in the company as we believed Toyota was preparing to increase



Portfolio Composition of Net Assets

23.98%	Japan
19.98%	United Kingdom
8.26%	France
7.88%	Switzerland
7.49%	Germany
5.71%	Canada
4.25%	Australia
3.66%	Spain
17.11%	Other Countries
1.68%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

spending in an effort to expand production capacity. We sold the company's stock at the wrong time and watched it rally 40% as the Japanese economy and consumer began to show signs of recovery.

Other detractors were Publishing and Broadcasting Limited, an Australian media company, and Japanese healthcare holding Ono Pharmaceuticals Company Limited, which both produced double-digit declines during the period.

Sectors Detracting From the Fund

Information Technology
Consumer Staples
Materials

The Fund sold many of the poor-performing individual issues listed in this section of the commentary during the period, as we believed the company-specific events surrounding each would negatively affect earnings growth going forward.

In Conclusion

As we enter 2006, global growth appears to be strong and gaining traction as monetary policies around the world continue to be accommodative. The nascent Japanese economic recovery seems to be hitting its stride, and many economists expect the European Union's gross domestic product growth to be significantly higher in 2006 than in 2005. Additionally, the market is suggesting that the next increase to the U.S. federal funds rate may be the last of this cycle, lending further support to equity markets. Naturally, any gains in the equity markets could be tempered as the geopolitical climate remains a wildcard.

We will continue to look for companies with strong growth rates, improving business momentum and reasonable valuations.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,076.58	$7.33
Class A Hypothetical	1,000.00	1,018.06	7.15
Class B Actual	1,000.00	1,074.56	11.24
Class B Hypothetical	1,000.00	1,014.23	10.97
Class C Actual	1,000.00	1,074.76	11.24
Class C Hypothetical	1,000.00	1,014.23	10.97
Class F Actual	1,000.00	1,076.48	7.33
Class F Hypothetical	1,000.00	1,018.06	7.15
Class R Actual	1,000.00	1,077.53	6.02
Class R Hypothetical	1,000.00	1,019.34	5.87
Class T Actual	1,000.00	1,076.17	8.63
Class T Hypothetical	1,000.00	1,016.78	8.42

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

Shares		Market Value
Common Stocks (Foreign)—97.8%		
Aerospace & Defense—1.7%		
47,400	BAE Systems PLC (UK)	$ 311,338
49,000	Rolls-Royce Group PLC (UK)	360,418
		671,756
Apparel, Accessories & Luxury Goods—2.0%		
9,300	Compagnie Financiere Richemont AG (SZ)	404,809
8,800	Gildan Activewear, Inc. (CA)*	378,495
		783,304
Application Software—1.3%		
53,600	Sage Group PLC (UK)	237,935
1,450	SAP AG (GE)	262,947
		500,882
Asset Management & Custody Banks—0.5%		
12,500	Schroder's PLC (UK)	204,319
Auto Parts & Equipment—0.7%		
7,900	Denso Corporation (JA)	272,633
Automobile Manufacturers—2.1%		
3,800	DaimlerChrysler AG (GE)	193,801
11,000	Honda Motor Company Limited (JA)	627,719
		821,520
Brewers—2.9%		
71,800	Foster's Group Limited (AU)	293,706
12,600	InBev NV (BE)	548,481
7,800	Orkla ASA (NW)	323,011
		1,165,198
Broadcasting & Cable TV—1.6%		
15,600	Gestevision Telecinco SA (SP)	393,740
101	TV Asahi Corporation (JA)	250,926
		644,666
Communications Equipment—2.3%		
30,200	Nokia Oyj (FI)	552,374
112,600	Telefonaktiebolaget LM Ericsson (SW)	386,932
		939,306
Computer & Electronics Retail—2.0%		
6,200	Yamada Denki (JA)	775,953

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value
Computer Hardware—1.6%		
45,000	Fujitsu Limited (JA)	$ 342,646
51,000	Toshiba Corporation (JA)	304,439
		647,085
Computer Storage & Peripherals—0.5%		
4,500	Logitech International SA (SZ)*	211,457
Construction & Engineering—0.9%		
11,100	ACS, Actividades de Construccion y Servicios SA (SP)	357,560
Construction Materials—1.2%		
40,100	Rinker Group Limited (AU)	483,575
Construction, Farm Machinery & Heavy Trucks—1.7%		
14,500	Volvo AB Class B (SW)	683,523
Consumer Electronics—1.1%		
22,000	Matsushita Electric Industrial Company Limited (JA)	424,386
Consumer Finance—0.6%		
3,200	Sanyo Shinpan Finance Company Limited (JA)	229,550
Distillers & Vintners—1.2%		
32,500	Diageo PLC (UK)	471,116
Diversified Banks—6.3%		
82,600	Banca Intesa SPA (IT)	437,593
15,400	Banco Santander Central Hispano SA (SP)	203,279
19,919	Barclays PLC (UK)	209,403
5,607	BNP Paribas SA (FR)	453,698
34,300	Capitalia SPA (IT)	198,564
18,200	HBOS PLC (UK)	310,953
6,700	Royal Bank of Scotland Group PLC (UK)	202,314
3,900	Societe Generale (FR)	479,709
		2,495,513
Diversified Capital Markets—2.3%		
13,100	Credit Suisse Group (SZ)	667,910
2,470	UBS AG (SZ)	235,140
		903,050
Diversified Chemicals—1.5%		
7,900	BASF AG (GE)	605,383
Diversified Metals & Mining—4.1%		
32,100	BHP Billiton Limited (AU)	535,353
7,700	Teck Cominco Limited Class B (CA)	410,998
28,500	Xstrata PLC (UK)	666,896
		1,613,247
Electric Utilities—2.1%		
4,900	E.ON AG (GE)	507,345
75,200	International Power PLC (UK)	309,883
		817,228

See notes to statements of investments.

Shares		Market Value
Electrical Components & Equipment—2.0%		
2,500	Schneider Electric SA (FR)	$ 223,008
38,000	Sumitomo Electric Industries Limited (JA)	577,081
		800,089
Electronic Equipment Manufacturers—1.4%		
15,600	Hoya Corporation (JA)	560,851
Food Retail—0.6%		
42,000	Tesco PLC (UK)	239,556
Heavy Electrical Equipment—0.5%		
29,000	Mitsubishi Electric Corporation (JA)	205,325
Integrated Oil & Gas—6.5%		
92,619	BP PLC (UK)	986,427
7,300	Husky Energy, Inc. (CA)	370,495
17,100	Repsol YPF SA (SP)	499,416
7,400	Royal Dutch Shell PLC Class A (NE)	225,489
2,158	Total SA (FR)	542,119
		2,623,946
Integrated Telecommunication Services—2.4%		
94,100	BT Group PLC (UK)	360,647
21,000	Telenor ASA (NW)	206,132
9,800	Telus Corporation (CA)	403,465
		970,244
Investment Banking & Brokerage—1.1%		
22,000	Daiwa Securities Group, Inc. (JA)	249,409
3,900	Macquarie Bank Limited (AU)	194,843
		444,252
Life & Health Insurance—0.6%		
87,900	Old Mutual PLC (UK)	249,166
Marine—1.0%		
38	AP Moller-Maersk AS (DE)	393,145
Movies & Entertainment—1.5%		
18,400	Vivendi Universal SA (FR)	576,375
Multi-Line Insurance—1.7%		
16,200	Aviva PLC (UK)	196,507
3,900	Baloise Holding Limited (SZ)	227,779
1,100	Zurich Financial Services AG (SZ)	234,381
		658,667
Office Electronics—1.8%		
12,000	Canon, Inc. (JA)	702,082
Oil & Gas Exploration & Production—1.9%		
12,200	Eni SPA (IT)	338,399
2,200	Norsk Hydro ASA (NW)	225,890
67,800	Oil Search Limited (AU)	183,404
		747,693

Shares		Market Value
Other Diversified Financial Services—2.8%		
24,200	ING Groep NV (NE)	$ 839,422
6,600	Sun Life Financial, Inc. (CA)	265,306
		1,104,728
Packaged Foods & Meats—0.8%		
1,090	Nestlé SA Registered (SZ)	325,980
Pharmaceuticals—13.5%		
8,500	Astellas Pharma, Inc. (JA)	331,539
20,800	AstraZeneca Group PLC (UK)	1,012,443
11,400	Eisai Company Limited (JA)	478,484
14,800	GlaxoSmithKline PLC (UK)	374,074
10,959	Novartis AG (SZ)	575,846
8,980	Novo Nordisk AS Class B (DE)	505,143
1,670	Roche Holding AG (SZ)	250,735
7,600	Sanofi-Aventis (FR)	665,799
9,500	Santen Pharmaceutical Company Limited (JA)	262,602
6,100	Schering AG (GE)	408,376
9,900	Takeda Pharmaceuticals Company Limited (JA)	535,566
		5,400,607
Precious Metals & Minerals—0.6%		
11,500	ThyssenKrupp AG (GE)	240,156
Railroads—1.1%		
5,500	Canadian National Railway Company (CA)	440,662
Semiconductor Equipment—0.7%		
4,100	Tokyo Electron Limited (JA)	257,608
Soft Drinks—1.0%		
12,900	Coca-Cola Hellenic Bottling Company SA (GR)	379,960
Steel—1.3%		
14,900	JFE Holdings, Inc. (JA)	500,309
Tires & Rubber—2.1%		
6,300	Continental AG (GE)	558,624
19,000	Sumitomo Rubber Industries Limited (JA)	270,658
		829,282
Tobacco—1.7%		
29,700	British American Tobacco PLC (UK)	664,315
Trading Companies & Distributors—3.4%		
46,000	Mitsubishi Corporation (JA)	1,018,018
28,000	Mitsui & Company Limited (JA)	359,690
		1,377,708
Wireless Telecommunication Services—3.6%		
7,000	Bouygues SA (FR)	342,252
118,900	China Mobile (Hong Kong) Limited (HK)	562,780
267,775	Vodafone Group PLC (UK)	578,213
		1,483,245
Total Common Stocks (Foreign)		
(Cost—$28,444,835)		38,898,161

See notes to statements of investments.

December 31, 2005 *(continued)*

Shares	Market Value
Preferred Stocks (Foreign)—0.5%	
Healthcare Equipment—0.5%	
1,500 Fresenius AG Preferred (GE)	$ 203,149
Total Preferred Stocks (Foreign)	
(Cost—$185,201)	203,149

Principal Amount	Amortized Cost
Corporate Short-Term Notes—1.5%	
Special Purpose Entity—1.5%	
$600,000 CAFCO LLC	
4.12% 1/3/06~	$ 599,863
Total Corporate Short-Term Notes	
(Amortized Cost—$599,863)	599,863
Total Investments—99.8%	
(Total Cost—$29,229,899)	39,701,173
Other Assets and Liabilities—0.2%	66,015
Net Assets—100.0%	$39,767,188

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $599,863, or 1.5%, of the Fund's net assets as of December 31, 2005. See notes to financial statements.*

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 29,229,899
Investment securities, at market	39,701,173
Cash	132,990
Foreign currency (cost $993)	1,001
Receivables:	
Capital shares sold	17,415
Dividends and interest	57,420
From adviser	15,881
Other assets	36,412
Total Assets	39,962,292

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	108,252
Advisory fees	25,340
Shareholder servicing fees	7,843
Accounting fees	3,379
Distribution fees	4,483
Transfer agency fees	13,564
Custodian fees	1,466
Directors' deferred compensation	8,178
Other	22,599
Total Liabilities	195,104
Net Assets	$ 39,767,188

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 56,584,115
Accumulated net investment loss	(4,110)
Accumulated net realized loss from security and foreign currency transactions	(27,282,847)
Net unrealized appreciation on investments and foreign currency translation	10,470,030
Total	$ 39,767,188

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005 *(continued)*

Class A

Net Assets	$	25,519,479
Shares Outstanding		1,899,179
Net Asset Value, Redemption Price Per Share	$	13.44
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	14.26

Class B

Net Assets	$	1,966,435
Shares Outstanding		149,885
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.12

Class C

Net Assets	$	584,456
Shares Outstanding		44,653
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.09

Class F

Net Assets	$	11,484,573
Shares Outstanding		853,208
Net Asset Value, Offering and Redemption Price Per Share	$	13.46

Class R

Net Assets	$	69,710
Shares Outstanding		5,137
Net Asset Value, Offering and Redemption Price Per Share	$	13.57

Class T

Net Assets	$	142,535
Shares Outstanding		10,664
Net Asset Value, Redemption Price Per Share	$	13.37
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	14.00

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2005

Investment Income		
Dividends	$	991,687
Interest		11,055
Foreign taxes withheld		(115,173)
Total Investment Income		887,569

Expenses	
Advisory fees—Note 2	380,617
Shareholder servicing fees—Note 2	93,921
Accounting fees—Note 2	38,062
Distribution fees—Note 2	45,631
Transfer agency fees—Note 2	73,709
Registration fees	56,415
Postage and mailing expenses	3,011
Custodian fees and expenses—Note 2	50,860
Printing expenses	41,124
Legal and audit fees	15,266
Directors' fees and expenses—Note 2	8,150
Other expenses	49,651
Total Expenses	856,417
Earning Credits	(3,172)
Reimbursed/Waived Expenses	(289,434)
Expense Offset to Broker Commissions	(12,641)
Net Expenses	551,170
Net Investment Income	336,399

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions		
Net Realized Gain (Loss) on:		
Security Transactions		3,946,597
Foreign Currency Transactions		(14,891)
Net Realized Gain		3,931,706
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		683,031
Net Realized and Unrealized Gain		4,614,737
Net Increase in Net Assets Resulting from Operations	$	4,951,136

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Income	$ 336,399	$ 277,266
Net Realized Gain on Security and Foreign Currency Transactions	3,931,706	8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	683,031	(886,438)
Net Increase in Net Assets Resulting from Operations	4,951,136	7,874,212
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(221,917)	(185,495)
Class B	(3,527)	0
Class C	(1,574)	0
Class F	(100,227)	(72,290)
Class R	(750)	(11,405)
Class T	(912)	(511)
Net Decrease from Dividends and Distributions	(328,907)	(269,701)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,546,598)	(2,078,483)
Class B	(529,010)	(527,506)
Class C	42,438	(94,599)
Class F	(729,040)	(980,705)
Class R	(4,365)	(3,373,718)
Class T	(48,533)	(31,098)
Net Decrease from Capital Share Transactions	(3,815,108)	(7,086,109)
Net Increase in Net Assets	807,121	518,402
Net Assets		
Beginning of year	$ 38,960,067	$ 38,441,665
End of year	$ 39,767,188	$ 38,960,067
Undistributed (Accumulated) Net Investment Income (Loss)	$ (4,110)	$ 3,289

See notes to financial statements.

FINANCIAL HIGHLIGHTS

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.90	$9.77	$7.19	$10.03	$14.42
Income from investment operations:					
Net investment income (loss)	0.12	0.08	0.06	0.01	0.00[a]
Net realized and unrealized gains (losses) on securities	1.54	2.14	2.59	(2.84)	(4.39)
Total from investment operations	1.66	2.22	2.65	(2.83)	(4.39)
Less dividends and distributions:					
From net investment income	(0.12)	(0.09)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.09)	(0.07)	(0.01)	0.00
Net Asset Value, end of year	$13.44	$11.90	$9.77	$7.19	$10.03
Total Return[b]	13.93%	22.69%	36.84%	(28.19%)	(30.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$25,519	$25,076	$22,432	$18,217	$29,151
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.44%	1.42%	1.41%	1.40%	1.46%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.44%
Net investment income (loss)	0.94%	0.74%	0.80%	0.13%	(0.74%)
Portfolio turnover rate[d]	54%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.15% (2005), 2.05% (2004), 2.48% (2003), 2.18% (2002), and 1.78% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.63	$9.55	$7.03	$9.87	$14.29
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.00[a, b]	(0.08)	(0.11)	(0.12)
Net realized and unrealized gains (losses) on securities	1.49	2.08	2.61	(2.73)	(4.30)
Total from investment operations	1.51	2.08	2.53	(2.84)	(4.42)
Less dividends and distributions:					
From net investment income	(0.02)	0.00	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.02)	0.00	(0.01)	0.00	0.00
Net Asset Value, end of year	$13.12	$11.63	$9.55	$7.03	$9.87
Total Return[c]	13.02%	21.78%	35.95%	(28.77%)	(30.93%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,966	$2,281	$2,372	$2,201	$3,786
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.19%	2.16%	2.16%	2.16%	2.28%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	0.21%	0.00%	0.07%	(0.61%)	(1.03%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.04% (2005), 2.85% (2004), 3.32% (2003), 2.91% (2002), and 2.67% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$11.61	$9.53	$7.02	$9.86	$14.27
Income from investment operations:					
Net investment income (loss)	0.02[a]	0.00[a, b]	(0.26)	(0.29)	(0.16)
Net realized and unrealized gains (losses) on securities	1.50	2.08	2.77	(2.55)	(4.25)
Total from investment operations	1.52	2.08	2.51	(2.84)	(4.41)
Less dividends and distributions:					
From net investment income	(0.04)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.04)	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.09	$11.61	$9.53	$7.02	$9.86

Total Return[c]	13.05%	21.83%	35.76%	(28.80%)	(30.90%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$584	$476	$482	$532	$1,429
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[d]	2.20%	2.16%	2.16%	2.16%	2.29%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.15%	2.26%
Net investment income (loss)	0.14%	0.03%	0.08%	(0.63%)	(0.99%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.94% (2005), 2.87% (2004), 3.25% (2003), 3.11% (2002), and 2.85% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.92	$9.78	$7.18	$10.03	$14.40
Income from investment operations:					
Net investment income (loss)	0.11[a]	0.08[a]	(0.01)	(0.05)	(0.07)
Net realized and unrealized gains					
(losses) on securities	1.55	2.14	2.68	(2.79)	(4.30)
Total from investment operations	1.66	2.22	2.67	(2.84)	(4.37)
Less dividends and distributions:					
From net investment income	(0.12)	(0.08)	(0.07)	(0.01)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.12)	(0.08)	(0.07)	(0.01)	0.00
Net Asset Value, end of year	$13.46	$11.92	$9.78	$7.18	$10.03
Total Return	13.91%	22.70%	37.17%	(28.30%)	(30.35%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$11,485	$10,885	$9,837	$9,321	$16,640
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.44%	1.41%	1.40%	1.40%	1.55%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.40%	1.52%
Net investment income (loss)	0.92%	0.76%	0.80%	0.12%	(0.26%)
Portfolio turnover rate[c]	54%	85%	144%	220%	213%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.28% (2005), 2.10% (2004), 2.52% (2003), 2.13% (2002), and 1.99% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.01	$9.82	$7.22	$10.08	$14.45
Income from investment operations:					
Net investment income (loss)	0.14[b]	0.13[b]	0.09	0.02	0.00[a]
Net realized and unrealized gains					
(losses) on securities	1.57	2.17	2.60	(2.85)	(4.37)
Total from investment operations	1.71	2.30	2.69	(2.83)	(4.37)
Less dividends and distributions:					
From net investment income	(0.15)	(0.11)	(0.09)	(0.03)	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.15)	(0.11)	(0.09)	(0.03)	0.00
Net Asset Value, end of year	$13.57	$12.01	$9.82	$7.22	$10.08
Total Return	14.22%	23.45%	37.27%	(28.10%)	(30.24%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$70	$66	$3,146	$2,470	$6,102
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	1.20%	1.15%	1.15%	1.16%	1.28%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.15%	1.26%
Net investment income (loss)	1.15%	1.21%	1.03%	0.27%	(0.04%)
Portfolio turnover rate[d]	54%	85%	144%	220%	213%

a. *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 3.35% (2005), 1.65% (2004), 1.95% (2003), 1.71% (2002), and 1.57% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.84	$9.70	$7.14	$9.97	$14.37
Income from investment operations:					
Net investment income (loss)	0.08[b]	0.06[b]	0.00[a]	(0.10)	(0.09)
Net realized and unrealized gains					
(losses) on securities	1.54	2.11	2.61	(2.73)	(4.31)
Total from investment operations	1.62	2.17	2.61	(2.83)	(4.40)
Less dividends and distributions:					
From net investment income	(0.09)	(0.03)	(0.05)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.09)	(0.03)	(0.05)	0.00	0.00
Net Asset Value, end of year	$13.37	$11.84	$9.70	$7.14	$9.97
Total Return[c]	13.65%	22.42%	36.58%	(28.39%)	(30.62%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$143	$175	$172	$158	$343
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[d]	1.69%	1.66%	1.65%	1.65%	1.80%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.65%	1.77%
Net investment income (loss)	0.67%	0.57%	0.67%	(0.12%)	(0.53%)
Portfolio turnover rate[e]	54%	85%	144%	220%	213%

a. *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Sales charges are not reflected in the total return.*
d. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.81% (2005), 2.44% (2004), 2.88% (2003), 4.00% (2002), and 2.86% (2001).*
e. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian and expense offsets to broker commissions) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent written contractual commitment. For the year ended December 31, 2005, $271,337 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $25,972 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $10,108 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency

fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$50,313
Class B	$6,701
Class C	$1,172
Class R	$1,012
Class T	$840

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $930 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $3,563 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $27,025 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$61,518
Class B	$14,400	$4,800
Class C	$3,863	$1,288
Class T	$343	$343

During the year ended December 31, 2005, DSC retained $278 in sales commissions from the sales of Class A shares. DSC also retained $9781 and $40 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $18,097, which reduced the amount paid to Mellon Bank to $32,763.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, defered compensation, foreign currency transactions and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(14,891)	$14,891	$0

The tax character of distributions paid during 2005 and 2004 was as follows:

	2005	2004
Distributions paid from:		
Ordinary Income	$328,907	$269,701
Long-Term Capital Gain	$ 0	$ 0
	$328,907	$269,701

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $3,946,147. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2008	$3,805,803
2009	$10,099,981
2010	$5,986,171
2011	$7,339,094
	$27,231,049

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Foreign Currency Loss Deferral	$(2,188)
Undistributed Ordinary Income	$4,737
Other Book/Tax Differences	$(7,904)
Federal Tax Cost	$29,281,696
Gross Tax Appreciation of Investments	$10,468,302
Gross Tax Depreciation of Investments	$(48,825)
Net Tax Appreciation	$10,419,477

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	48,763	$ 599,013	111,208	$ 1,148,486
Dividends or Distributions Reinvested	15,907	$ 210,698	14,688	$ 174,191
Redeemed	(272,133)	$ (3,356,309)	(315,412)	$ (3,401,160)
Net Decrease	(207,463)	$ (2,546,598)	(189,516)	$ (2,078,483)
Class B				
Sold	22,161	$ 266,981	11,870	$ 124,485
Dividends or Distributions Reinvested	212	$ 2,770	0	$ 0
Redeemed	(68,649)	$ (798,761)	(64,211)	$ (651,991)
Net Decrease	(46,276)	$ (529,010)	(52,341)	$ (527,506)

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class C				
Sold	13,942	$ 162,011	6,433	$ 64,792
Dividends or Distributions Reinvested	52	$ 684	0	$ 0
Redeemed	(10,373)	$ (120,257)	(15,944)	$ (159,391)
Net Increase (Decrease)	3,621	$ 42,438	(9,511)	$ (94,599)
Class F				
Sold	129,124	$ 1,589,753	470,504	$ 4,815,790
Dividends or Distributions Reinvested	7,163	$ 95,978	5,843	$ 69,420
Redeemed	(196,116)	$ (2,414,771)	(569,384)	$ (5,865,915)
Net Decrease	(59,829)	$ (729,040)	(93,037)	$ (980,705)
Class R				
Sold	75	$ 1,000	40,338	$ 419,337
Dividends or Distributions Reinvested	55	$ 750	957	$ 11,405
Redeemed	(518)	$ (6,115)	(355,989)	$ (3,804,460)
Net Decrease	(388)	$ (4,365)	(314,694)	$ (3,373,718)
Class T				
Sold	111	$ 1,276	1,431	$ 14,400
Dividends or Distributions Reinvested	66	$ 881	42	$ 492
Redeemed	(4,290)	$ (50,690)	(4,460)	$ (45,990)
Net Decrease	(4,113)	$ (48,533)	(2,987)	$ (31,098)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $20,421,360 and $25,809,492, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2005, 0.00% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2005, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Factors Considered in Renewing the Advisory Agreement
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

International Equity Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking fourth out of 14 Lipper-selected "peer funds," and in the first quintile of its Lipper international multi-cap core fund performance universe, ranking 31st of 259 funds. The directors noted that the Fund's performance had improved significantly since the current portfolio management team assumed its duties in March 2003, with the Fund placing in the first quintile of its Lipper-selected group and universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on Page 2 of the Fund's quarterly commentary. Class F rankings reflect applicable fee waivers and expense limitations, but do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, International Equity Fund's management fees ranked in the first (best) quintile of its Lipper competitive expense group, with the Fund's fees the second lowest of 14 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 14 funds in its group. The Fund's management fees were in the first (best) quintile of its Lipper expense universe, placing eighth lowest of 60 funds. The directors noted that Founders has agreed to permanently waive the portion of its management fee for the Fund that exceeds 0.75% of the Fund's average net assets, and has further agreed to a permanent limitation upon the total expenses of each class of the Fund's shares.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds. However, the International Equity Fund's 2005 expense ratios, net of brokerage offsets and credits earned on cash balances held by the Fund's custodian, are not expected to increase, due to Founders' commitment to permanently limit such net expense ratios to certain levels.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

• That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
International Equity Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Founders Asset Management LLC

0360AR1205

Dreyfus Founders Mid-Cap Growth Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with co-portfolio managers John B. Jares, CFA, left; and Daniel E. Crowe, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Countervailing Economic Factors

The market struggled with countervailing forces throughout 2005. Continued economic growth, benign core inflation, strong consumer spending, corporate balance sheets flush with cash, and further housing price gains were favorable to the market during the year. Offsetting this, however, were increases in energy costs, the Federal Reserve's continued campaign of raising the federal funds rate, catastrophic Gulf Coast hurricanes, terrorism in London, and declining approval ratings for President Bush. These factors combined to lead to robust earnings growth offset by declining valuations, which in turn produced moderate increases in stock prices.

Modest Changes in Composition Helped Fund

The number of holdings in the Fund remained consistent within the range of 50-60 positions, and cash levels and turnover rates were similar to 2004 levels. However, the Fund transitioned its allocation from being overweight the consumer discretionary sector and underweight the healthcare sector to holding an overweight position in healthcare and an underweight position in consumer discretionary. The Fund's consumer discretionary weighting declined as high valuations, coupled

"Portfolio composition changes positively impacted the Fund's relative performance during the period."

with headwinds that were likely to slow consumer spending, led us to find fewer investments within this sector. The number of healthcare positions was increased as we found more opportunities at attractive valuations.

3

Dreyfus Founders Mid-Cap Growth Fund's return for the 12-month period ended December 31, 2005 was competitive[1] with its benchmark, the Russell MidCap Growth Index, which produced a 12.10% return. The Fund's relative performance was primarily driven by strong stock picking overall, particularly in the information technology (IT) and industrials sectors. However, some weak stock choices in the financials and, to a lesser extent, energy sectors partially offset the gains made by strong stock selection elsewhere.

Compelling Opportunities

We found compelling growth opportunities in many sectors during the period, including the information technology, healthcare and industrials sectors. Information technology companies with strong cyclical demand for their products presented attractive investment options for the Fund. Furthermore, companies with industry-leading products in fast growing markets also presented prospects for growth. Industrials companies in general benefited from continued economic expansion and, to a lesser extent, increased corporate spending. The airline industry within the industrials sector rose on a rationalization of capacity within the industry due to the numerous recent bankruptcies. And although the Fund's allocation and stock selection in the energy sector did not help its relative performance, many energy companies in general continued to benefit from large increases in the prices of oil and natural gas.

Strong Stock Picking

The Fund's relative performance overall was mostly driven by strong stock picking across a number of sectors. Solid selection of holdings in the information technology sector provided outperformance relative to the Index. Among the top performers in IT, and in the Fund overall, was SanDisk, Inc., a leading supplier of NAND flash memory, which benefited from favorable supply and demand characteristics. Apple Computer, Inc.'s use of SanDisk's flash memory within the new iPod nano MP3 music player, as well as expected strong demand in music-enabled cell phones, gave credence to the stock's growth. SanDisk's stock was purchased during the period on the expectation

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual Total Returns for all share classes, including and excluding sales charges.

that NAND flash memory demand would increase; however, the stock was later sold due to concerns of increased supply entering the market. We purchased Cogent Systems, Inc., a provider of biometric solutions including automated fingerprint identification systems (AFIS), in the second quarter of the period after a substantial pullback by the market over a secondary offering of shares. After the secondary offering was completed, the company's strong fundamentals and leading position in the AFIS industry led to strong share-price appreciation. The position was sold later in the period over concerns about delays in potential contract wins in Europe.

Sectors Benefiting the Fund

Information Technology
Industrials
Telecommunications Services

As was mentioned above, the airline industry within the industrials sector saw many stocks realizing gains during the period, including **AMR Corporation**, parent company of American Airlines. Recent bankruptcies accelerated the reduction of capacity in the industry, resulting in a much-improved pricing environment. In addition, aggressive cuts in operating costs compensated for the period's higher price of fuel. For the first time in several years, American Airlines is expected to be profitable in 2006. Other industrials players that

Largest Equity Holdings (ticker symbol)

1.	**Harman International Industries, Inc.** (HAR)	**3.54%**
2.	**American Tower Corporation** (AMT)	**3.26%**
3.	**R.H. Donnelley Corporation** (RHD)	**3.09%**
4.	**Ball Corporation** (BLL)	**3.00%**
5.	**Omnicare, Inc.** (OCR)	**2.73%**
6.	**PerkinElmer, Inc.** (PKI)	**2.73%**
7.	**FLIR Systems, Inc.** (FLIR)	**2.49%**
8.	**Covance, Inc.** (CVD)	**2.46%**
9.	**Thomas and Betts Corporation** (TNB)	**2.40%**
10.	**Scientific Games Corporation** (SGMS)	**2.24%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	6.36%	0.13%	—	(4.23%)
Without sales charge	12.77%	1.33%	—	(3.28%)
B Shares (12/31/99)				
With redemption*	7.72%	0.34%	—	(4.03%)
Without redemption	11.72%	0.73%	—	(3.92%)
C Shares (12/31/99)				
With redemption**	10.62%	0.46%	—	(4.14%)
Without redemption	11.62%	0.46%	—	(4.14%)
F Shares (9/8/61)	12.74%	1.86%	4.62%	N/A
R Shares (12/31/99)	12.89%	1.50%	—	(3.12%)
T Shares (12/31/99)				
With sales charge (4.50%)	6.49%	(0.53%)	—	(4.87%)
Without sales charge	11.59%	0.37%	—	(4.14%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

aided the Fund's relative performance for the period included **Thomas and Betts Corporation**. A rebound in commercial construction from previous lows during 2002 and 2003, as well as a build-out of the utility transmission infrastructure, drove double-digit revenue growth for the company. In addition, increased capacity utilization and productivity improvements resulted in higher margins for Thomas and Betts despite a higher raw material cost environment. The company was also able to raise prices due to increased demand for its products.

Strong stock selection in the telecommunications services sector aided the Fund's return; the Fund's relative overweight position during the period also benefited the Fund's performance. Telecom issue **American Tower Corporation**'s stock price rose as investors continued to realize the attractive fundamentals within the cellular tower industry. The industry recently consolidated to a smaller number of financially strong players and has enjoyed stable price increases, improving balance sheets and strong cash flow generation. The stock remained a large holding in the Fund at the end of the period.



Portfolio Composition of Net Assets

22.60%	Healthcare
20.69%	Consumer Discretionary
17.17%	Information Technology
10.76%	Industrials
8.36%	Materials
6.73%	Financials
6.65%	Energy
3.26%	Telecommunications Services
1.09%	Consumer Staples
2.69%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Other Strong Performers

Other notable strong performers during the period included Blackboard, Inc. and **CB Richard Ellis Group, Inc.** A provider of educational software, Blackboard continued to see strong demand for its academic suite of products and upgrades; however, the Fund's position in this stock was sold during the year due to concerns regarding valuation. CB Richard Ellis, a worldwide provider of commercial real estate services, performed strongly as the company raised earnings guidance multiple times throughout the period. Increased earnings were driven by the strong recovery in the commercial real estate market; CB Richard Ellis outperformed many other financial services companies, as the company was not negatively impacted by the flattening yield curve experienced in 2005.

Financials and Energy Weighed on Performance

The aforementioned flattening yield curve negatively impacted the growth opportunities of many financial services companies, particularly banks, during 2005. Slowing growth in areas such as credit card receivables also had a negative impact on financial companies. The Fund's slight relative overweight position and weak stock selection in this sector was the largest weight on Fund performance for the period. First Marblehead Corporation, a provider of outsourcing services for private education lending, saw its stock price drop during the period as investors became concerned over the company's long-term growth rate and management issues: the company delivered slower-than-expected facilitation volume growth in the second and third quarters, and management issues arose involving the CEO's resignation for the alleged giving of improper gifts to an employee at one of First Marblehead's larger customers. Ambac Financial Group, Inc. also underperformed, as slower credit enhancement production was a sign that future earnings growth was likely to slow. The Fund exited its positions in these stocks by the end of the period, as we believed stronger growth opportunities existed elsewhere.

Although energy was a strong-performing sector in the Index during the period, the Fund's underweight allocation and poor selection of energy stocks impeded the Fund's relative return.

Select IT Issues Hurt Return

As was previously mentioned, the information technology sector positively impacted the Fund's return; however, select IT stocks did detract from the Fund's performance in this sector. Zebra Technologies Corporation missed second quarter earnings because of weak retail numbers and economic conditions in Europe. A slower-than-expected adoption of radio frequency identification (RFID) technologies also impacted the near-term growth of the company. CDW Corporation underperformed as the company missed earnings expectations and saw revenue growth at slower-than-historical levels. Furthermore, management failed to maximize investor returns by not deploying its significant cash position. VERITAS Software Corporation declined in the first half of the period, as investors were concerned over the strategic rationale of the acquisition of VERITAS by Symantec. TIBCO Software, Inc. was another underperforming IT stock.

Sectors Detracting From the Fund
Financials
Energy
Utilities

Individual Issues Impeded Return

Tempur-Pedic International, Inc. was a notable individual poor performer as the company delivered slightly lower-than-expected revenue growth in the second quarter of the period, and announced substantially lower-than-expected earnings and revenue for the period's third quarter. Management credibility was negatively impacted by a lack of identification of the underlying problems that led to the large shortfall in the third quarter. Healthcare holding Biomet, Inc. declined over increasing concerns on pricing pressure for the company's orthopedic hips and knees, and worries regarding slowing procedures growth.

Positioned for 2006

At the end of the period, the Fund was comprised of companies we believed may continue to grow through a slowing economic environment—this included many healthcare companies and select stocks within the information technology sector. The Fund was also positioned to benefit from increased spending within the telecommunications services sector. The Fund held underweight positions in sectors likely to be negatively impacted by slowing consumer spending. Finally, the Fund held a reduced relative position in the energy sector as a slowing economy may lead to lower demand for oil and natural gas. Furthermore, the weighting of this sector in the Fund's benchmark, the Russell MidCap Growth Index, has increased substantially due to changes in the composition in the Index; we have not found a corresponding increase in the number of energy sector investments that we find compelling.

We will continue to focus on our bottom-up investment process and will work diligently to seek the most attractive mix of potential reward and limited risk.



John B. Jares, CFA
Co-Portfolio Manager

Daniel E. Crowe, CFA
Co-Portfolio Manager

Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,069.92	$8.09
Class A Hypothetical	1,000.00	1,017.29	7.91
Class B Actual	1,000.00	1,067.65	12.40
Class B Hypothetical	1,000.00	1,013.06	12.15
Class C Actual	1,000.00	1,067.19	11.98
Class C Hypothetical	1,000.00	1,013.46	11.74
Class F Actual	1,000.00	1,070.98	7.20
Class F Hypothetical	1,000.00	1,018.16	7.04
Class R Actual	1,000.00	1,071.84	6.48
Class R Hypothetical	1,000.00	1,018.88	6.33
Class T Actual	1,000.00	1,067.04	13.49
Class T Hypothetical	1,000.00	1,011.98	13.22

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.55%
Class B	2.38%
Class C	2.30%
Class F	1.38%
Class R	1.24%
Class T	2.59%

Shares		Market Value
Common Stocks (Domestic)—90.3%		
Advertising—3.1%		
57,375	R.H. Donnelley Corporation*	$ 3,535,446
Airlines—1.9%		
100,000	AMR Corporation*	2,223,000
Application Software—1.5%		
39,000	NAVTEQ*	1,710,930
Automotive Retail—2.2%		
58,000	Advance Auto Parts, Inc.*	2,520,680
Biotechnology—3.8%		
20,000	Cephalon, Inc.*	1,294,800
30,500	Neurocrine Biosciences, Inc.*	1,913,265
94,000	Senomyx, Inc.*	1,139,280
		4,347,345
Casinos & Gaming—3.4%		
94,000	Scientific Games Corporation*	2,564,320
25,000	Wynn Resorts Limited*	1,371,250
		3,935,570
Commercial Printing—1.7%		
150,000	Cenveo, Inc.*	1,974,000
Communications Equipment—1.3%		
135,000	Tellabs, Inc.*	1,471,500
Consumer Electronics—3.5%		
41,425	Harman International Industries, Inc.	4,053,436
Data Processing & Outsourced Services—2.3%		
25,500	Fiserv, Inc.*	1,103,385
40,000	Paychex, Inc.	1,524,800
		2,628,185
Department Stores—0.8%		
18,550	Kohl's Corporation*	901,530
Electrical Components & Equipment—4.0%		
33,675	Genlyte Group, Inc.*	1,803,970
65,450	Thomas and Betts Corporation*	2,746,282
		4,550,252
Electronic Equipment Manufacturers—4.3%		
60,500	Agilent Technologies, Inc.*	2,014,045
128,000	FLIR Systems, Inc.*	2,858,240
		4,872,285
Healthcare Equipment—2.7%		
132,675	PerkinElmer, Inc.	3,125,823
Healthcare Services—2.7%		
54,700	Omnicare, Inc.	3,129,934

Shares		Market Value
Healthcare Supplies—3.9%		
61,300	Dade Behring Holdings, Inc.	$ 2,506,557
36,700	DENTSPLY International, Inc.	1,970,423
		4,476,980
Home Entertainment Software—1.0%		
85,500	Activision, Inc.*	1,174,770
Home Furnishings—1.0%		
13,475	Mohawk Industries, Inc.*	1,172,056
Homefurnishing Retail—1.8%		
55,475	Bed Bath & Beyond, Inc.*	2,005,421
Housewares & Specialties—1.8%		
69,000	Jarden Corporation*	2,080,350
Leisure Facilities—0.5%		
13,175	Royal Caribbean Cruises Limited	593,666
Leisure Products—1.0%		
28,500	Brunswick Corporation	1,158,810
Managed Healthcare—1.5%		
29,025	Coventry Health Care, Inc.*	1,653,264
Metal & Glass Containers—3.0%		
86,575	Ball Corporation	3,438,759
Oil & Gas Equipment & Services—4.2%		
61,400	BJ Services Company	2,251,538
30,150	FMC Technologies, Inc.*	1,294,038
35,000	Weatherford International Limited*	1,267,000
		4,812,576
Oil & Gas Exploration & Production—1.3%		
29,300	Newfield Exploration Company*	1,467,051
Oil & Gas Refining & Marketing—1.2%		
26,000	Valero Energy Corporation	1,341,600
Packaged Foods & Meats—1.1%		
28,500	J. M. Smucker Company	1,254,000
Pharmaceuticals—6.0%		
58,000	Covance, Inc.*	2,815,900
100,000	MGI Pharma, Inc.*	1,716,000
105,125	Theravance, Inc.*	2,367,415
		6,899,315
Real Estate Management & Development—2.1%		
40,950	CB Richard Ellis Group, Inc.*	2,409,908
Regional Banks—1.0%		
66,000	UCBH Holdings, Inc.	1,180,080

See notes to statement of investments.

Shares		Market Value
Semiconductors—4.8%		
106,000	Cypress Semiconductor Corporation*	$ 1,510,500
92,400	Freescale Semiconductor, Inc. Class B*	2,325,708
46,650	Maxim Integrated Products, Inc.	1,690,596
		5,526,804
Specialty Chemicals—1.7%		
31,100	Sigma-Aldrich Corporation	1,968,319
Steel—3.7%		
68,000	Allegheny Technologies, Inc.	2,453,440
25,850	Nucor Corporation	1,724,712
		4,178,152
Systems Software—1.0%		
23,000	MICROS Systems, Inc.*	1,111,360
Thrifts & Mortgage Finance—1.0%		
27,000	The PMI Group, Inc.	1,108,890
Trading Companies & Distributors—1.3%		
20,750	W.W. Grainger, Inc.	1,475,325
Trucking—1.9%		
93,100	J.B. Hunt Transport Services, Inc.	2,107,784
Wireless Telecommunication Services—3.3%		
138,050	American Tower Corporation*	3,741,155
Total Common Stocks (Domestic) **(Cost—$93,942,162)**		103,316,311
Common Stocks (Foreign)—7.1%		
Auto Parts & Equipment—1.5%		
38,500	Autoliv, Inc. (SW)	1,748,670
Healthcare Equipment—2.0%		
40,975	Mettler-Toledo International, Inc. (SZ)*	2,261,820
Investment Banking & Brokerage—1.8%		
65,150	Lazard Limited Class A (BD)	2,078,285
Multi-Line Insurance—0.8%		
17,000	Arch Capital Group Limited (BD)*	930,750
Semiconductors—1.0%		
69,125	ATI Technologies, Inc. (CA)*	1,174,435
Total Common Stocks (Foreign) **(Cost—$6,981,107)**		8,193,960

Principal Amount	Amortized Cost
Corporate Short-Term Notes—2.4%	
Special Purpose Entity—2.4%	
$2,800,000 CAFCO LLC	
4.12% 1/3/06~	$ 2,799,359
Total Corporate Short-Term Notes **(Amortized Cost—$2,799,359)**	2,799,359
Total Investments—99.8% **(Total Cost—$103,722,628)**	114,309,630
Other Assets and Liabilities—0.2%	281,109
Net Assets—100.0%	$114,590,739

Notes to Statements of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $2,799,359, or 2.4%, of the Fund's net assets as of December 31, 2005.*
* *Non-income producing.*
   BD - Bermuda
   CA - Canada
   SW - Sweden
   SZ - Switzerland

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$	103,722,628
Investment securities, at market		114,309,630
Cash		167,613
Receivables:		
Investment securities sold		356,639
Capital shares sold		31,945
Dividends and interest		39,364
Other assets		32,375
Total Assets		114,937,566

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		149,982
Advisory fees		80,537
Shareholder servicing fees		13,283
Accounting fees		5,933
Distribution fees		12,547
Transfer agency fees		8,650
Custodian fees		1,379
Directors' deferred compensation		32,375
Other		42,141
Total Liabilities		346,827
Net Assets	$	114,590,739

Composition of Net Assets

Capital (par value and paid-in surplus)	$	134,417,588
Accumulated net investment loss		(21,525)
Accumulated net realized loss from security and foreign currency transactions		(30,392,326)
Net unrealized appreciation on investments and foreign currency translation		10,587,002
Total	$	114,590,739

Class A

Net Assets	$	1,656,331
Shares Outstanding		353,936
Net Asset Value, Redemption Price Per Share	$	4.68
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	4.97

Class B

Net Assets	$	1,885,886
Shares Outstanding		421,009
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.48

Class C

Net Assets	$	549,618
Shares Outstanding		124,333
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	4.42

Class F

Net Assets	$	110,169,625
Shares Outstanding		23,056,571
Net Asset Value, Offering and Redemption Price Per Share	$	4.78

Class R

Net Assets	$	296,699
Shares Outstanding		62,746
Net Asset Value, Offering and Redemption Price Per Share	$	4.73

Class T

Net Assets	$	32,580
Shares Outstanding		7,360
Net Asset Value, Redemption Price Per Share	$	4.43
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	4.64

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

Investment Income

Dividends	$	503,545
Interest		186,419
Foreign taxes withheld		(460)
Total Investment Income		689,504

Expenses

Advisory fees—Note 2	900,119
Shareholder servicing fees—Note 2	157,519
Accounting fees—Note 2	66,009
Distribution fees—Note 2	138,955
Transfer agency fees—Note 2	84,207
Registration fees	56,220
Postage and mailing expenses	16,700
Custodian fees and expenses—Note 2	7,995
Printing expenses	48,790
Legal and audit fees	35,698
Directors' fees and expenses—Note 2	21,145
Other expenses	47,014
Total Expenses	1,580,371
Earnings Credits	(7,875)
Reimbursed/Waived Expenses	(3,773)
Expense Offset to Broker Commissions	(12,440)
Net Expenses	1,556,283
Net Investment Loss	(866,779)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		19,689,375
Foreign Currency Transactions		(2)
Net Realized Gain		19,689,373
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(6,069,623)
Net Realized and Unrealized Gain		13,619,750
Net Increase in Net Assets Resulting from Operations	$	12,752,971

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (866,779)	$ (1,149,129)
Net Realized Gain on Security and Foreign Currency Transactions	19,689,373	32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,069,623)	(10,271,293)
Net Increase in Net Assets Resulting from Operations	12,752,971	21,069,688
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(86,979)	152,338
Class B	(115,914)	(32,488)
Class C	62,359	45,566
Class F	(21,399,040)	(60,416,547)
Class R	205,827	(51,768)
Class T	(9,705)	(76)
Net Decrease from Capital Share Transactions	(21,343,452)	(60,302,975)
Net Decrease in Net Assets	(8,590,481)	(39,233,287)
Net Assets		
Beginning of Year	$123,181,220	$162,414,507
End of Year	$114,590,739	$123,181,220
Accumulated Net Investment Loss	$ (21,525)	$ (19,633)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.15	$3.52	$2.58	$3.44	$4.38
Income from investment operations:					
Net investment income (loss)	(0.05)	(0.03)	0.03	(0.04)	(0.06)
Net realized and unrealized gains (losses) on securities	0.58	0.66	0.91	(0.82)	(0.88)
Total from investment operations	0.53	0.63	0.94	(0.86)	(0.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.68	$4.15	$3.52	$2.58	$3.44
Total Return[a]	12.77%	17.90%	36.43%	(25.00%)	(21.46%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,656	$1,546	$1,191	$476	$538
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.58%	1.54%	1.87%	2.15%	2.47%
Expenses with reimbursements, earnings credits and brokerage offsets	1.55%	1.53%	1.86%	2.15%	2.46%
Net investment loss	(0.92%)	(1.07%)	(1.38%)	(1.81%)	(1.93%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.01	$3.43	$2.54	$3.39	$4.32
Income from investment operations:					
Net investment loss	(0.09)	(0.07)	(0.03)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.56	0.65	0.92	(0.80)	(0.88)
Total from investment operations	0.47	0.58	0.89	(0.85)	(0.93)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.48	$4.01	$3.43	$2.54	$3.39
Total Return[a]	11.72%	16.91%	35.04%	(25.07%)	(21.53%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,886	$1,823	$1,587	$969	$1,138
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.43%	2.37%	2.65%	2.68%	2.59%
Expenses with reimbursements, earnings credits and brokerage offsets	2.41%	2.37%	2.64%	2.67%	2.58%
Net investment loss	(1.78%)	(1.90%)	(2.16%)	(2.33%)	(2.06%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.
b. Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.96	$3.38	$2.50	$3.36	$4.32
Income from investment operations:					
Net investment loss	(0.02)	(0.06)[a]	(0.10)	(0.08)	(0.08)
Net realized and unrealized gains (losses) on securities	0.48	0.64	0.98	(0.78)	(0.88)
Total from investment operations	0.46	0.58	0.88	(0.86)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.42	$3.96	$3.38	$2.50	$3.36
Total Return[b]	11.62%	17.16%	35.20%	(25.60%)	(22.22%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$550	$428	$323	$274	$380
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.35%	2.32%	2.51%	2.99%	3.94%
Expenses with reimbursements, earnings credits and brokerage offsets	2.32%	2.31%	2.51%	2.98%	3.93%
Net investment loss	(1.69%)	(1.83%)	(2.02%)	(2.65%)	(3.41%)
Portfolio turnover rate[d]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.32% (2004), 2.51% (2003), 3.04% (2002), and 4.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.24	$3.58	$2.62	$3.47	$4.36
Income from investment operations:					
Net investment income (loss)	(0.12)	(0.03)[a]	0.02	(0.04)	(0.05)
Net realized and unrealized gains (losses) on securities	0.66	0.69	0.94	(0.81)	(0.84)
Total from investment operations	0.54	0.66	0.96	(0.85)	(0.89)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.78	$4.24	$3.58	$2.62	$3.47
Total Return	12.74%	18.44%	36.64%	(24.50%)	(20.41%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$110,170	$119,273	$159,161	$89,970	$119,708
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.41%	1.33%	1.51%	1.56%	1.39%
Expenses with reimbursements, earnings credits and brokerage offsets	1.39%	1.33%	1.50%	1.56%	1.37%
Net investment loss	(0.77%)	(0.87%)	(1.01%)	(1.22%)	(0.84%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.19	$3.56	$2.61	$3.48	$4.39
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.04)[a]	(0.03)	(0.04)	0.01
Net realized and unrealized gains (losses) on securities	0.56	0.67	0.98	(0.83)	(0.92)
Total from investment operations	0.54	0.63	0.95	(0.87)	(0.91)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.73	$4.19	$3.56	$2.61	$3.48
Total Return	12.89%	17.70%	36.40%	(25.00%)	(20.73%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$297	$71	$119	$77	$49
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.38%	1.48%	1.64%	1.97%	2.91%
Expenses with reimbursements, earnings credits and brokerage offsets	1.34%	1.48%	1.64%	1.97%	2.89%
Net investment loss	(0.70%)	(1.03%)	(1.15%)	(1.63%)	(2.40%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.38% (2005), 1.48% (2004), 1.64% (2003), 3.49% (2002), and 57.54% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.97	$3.39	$2.51	$3.39	$4.35
Income from investment operations:					
Net investment loss	(0.17)	(0.06)	(0.02)	(0.06)	(0.11)
Net realized and unrealized gains (losses) on securities	0.63	0.64	0.90	(0.82)	(0.85)
Total from investment operations	0.46	0.58	0.88	(0.88)	(0.96)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.43	$3.97	$3.39	$2.51	$3.39
Total Return[a]	11.59%	17.11%	35.06%	(25.96%)	(22.07%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$33	$40	$34	$20	$20
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.59%	2.26%	2.76%	3.64%	3.13%
Expenses with reimbursements, earnings credits and brokerage offsets	2.57%	2.25%	2.76%	3.63%	3.11%
Net investment loss	(1.94%)	(1.78%)	(2.27%)	(3.29%)	(2.57%)
Portfolio turnover rate[c]	211%	147%	160%	216%	214%

a. Sales charges are not reflected in the total return.
b. Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.59% (2005), 2.26% (2004), 2.76% (2003), 10.30% (2002), and 28.91% (2001).
c. Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Notes to Financial Statements
December 31, 2005

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date

of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon

Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $148,040 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $58,677 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$3,461
Class B	$5,664
Class C	$1,143
Class R	$319
Class T	$288

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,696 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $14,655 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $122,339 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$3,892
Class B	$12,948	$4,316
Class C	$3,595	$1,198
Class T	$73	$73

During the year ended December 31, 2005, DSC retained $2,891 in sales commissions from the sales of Class A shares. DSC also retained $2,219 and $44 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $3,773, which reduced the amount paid to Mellon Bank to $4,222.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally

accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$864,887	$2	$(864,889)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $19,469,094. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2010	$30,227,567

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Other Book/Tax Differences	$(21,524)
Federal Tax Cost	$103,887,388
Gross Tax Appreciation of Investments	$11,953,629
Gross Tax Depreciation of Investments	$(1,531,387)
Net Tax Appreciation	$10,422,242

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

| | Year ended December 31, 2005 | | Year ended December 31, 2004 | |
	Shares	Amount	Shares	Amount
Class A				
Sold	190,179	$ 807,085	226,896	$ 852,592
Redeemed	(208,547)	$ (894,064)	(193,006)	$ (700,254)
Net Increase (Decrease)	(18,368)	$ (86,979)	33,890	$ 152,338
Class B				
Sold	84,947	$ 353,630	89,684	$ 322,791
Redeemed	(118,554)	$ (469,544)	(98,294)	$ (355,279)
Net Decrease	(33,607)	$ (115,914)	(8,610)	$ (32,488)
Class C				
Sold	44,048	$ 176,957	110,256	$ 385,913
Redeemed	(27,892)	$ (114,598)	(97,748)	$ (340,347)
Net Increase	16,156	$ 62,359	12,508	$ 45,566
Class F				
Sold	1,291,586	$ 5,627,660	3,973,983	$ 14,909,282
Redeemed	(6,397,317)	$ (27,026,700)	(20,268,328)	$ (75,325,829)
Net Decrease	(5,105,731)	$ (21,399,040)	(16,294,345)	$ (60,416,547)
Class R				
Sold	57,080	$ 257,056	23,623	$ 90,989
Redeemed	(11,295)	$ (51,229)	(40,138)	$ (142,757)
Net Increase (Decrease)	45,785	$ 205,827	(16,515)	$ (51,768)
Class T				
Sold	906	$ 4,021	1,380	$ 4,956
Redeemed	(3,512)	$ (13,726)	(1,452)	$ (5,032)
Net Decrease	(2,606)	$ (9,705)	(72)	$ (76)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $220,910,477 and $240,649,658, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Mid-Cap Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the first quintile of its Lipper performance group, with the Fund ranking third out of 15 Lipper-selected "peer funds," and in the first quintile of its Lipper mid-cap growth fund performance universe, ranking 69th of 527 funds. The Fund's performance within its Lipper-selected group and universe for the two-year period ended December 31, 2004 had placed it in the second quintile, with the Fund having placed in the third quintile of its Lipper-selected group and in the first quintile of its Lipper-selected universe for the three-year period ended December 31, 2004. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement;

---

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Mid-Cap Growth Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the seventh lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than eight of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 72nd lowest of 145 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the

portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that

Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

• That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

• Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

• If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

• Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

• However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

• Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives

(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0291AR1205

Dreyfus Founders Passport Fund

Passport Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW
(unaudited)

 

A discussion with co-portfolio managers Daniel B. LeVan, CFA, left; and John W. Evers, CFA, regarding Fund performance for the 12-month period ended December 31, 2005.

Robust Returns Despite Obstacles

Generally speaking, 2005 may be remembered as a year in which international equity markets, burdened with a plethora of market obstacles including high energy prices, rising raw material prices, increasing interest rates and inflationary pressures, geopolitical tension and severe weather events, posted broad-based and robust returns.

The most compelling growth opportunities overall were found in Japan and South Korea. Confirmation concerning Japan's long-awaited emergence from deflation finally surfaced as domestic economic activity ticked up in earnest, while improving relations with the North bolstered South Korea's advance. Also important to note is that the economies of both Japan and South Korea significantly benefited from intra-Asian trade with China and India.

European markets offered the least compelling growth opportunities in 2005 as the Bank of England and the European Central Bank each reversed course on monetary policy and began raising inter-bank borrowing rates in an effort to ward off inflation. Other notable distractions to growth opportunities across Europe included higher energy costs, continued high employment and overwhelming lack of support for the European Union constitution. Nonetheless, European stock prices continued to move higher despite these headwinds, as companies reported improving profitability and continued to raise the bar on earnings forecasts.

Nine out of ten economic sectors in the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index posted double-digit returns in 2005, with the energy sector posting the highest return of 67%. Several sectors and countries posted returns above 20% in the MSCI World ex U.S. Small Cap Index for the full-year period, with Japan a notable gainer.

For the 12-month period ended December 31, 2005, Dreyfus Founders Passport Fund underperformed the MSCI World ex U.S. Small Cap Index, which gained 25.04%. The Fund also underperformed the Standard & Poor's/Citigroup Extended Market Index World ex U.S.^{SM}, which rose 22.09% for the same period.[1]

New Management Team Made Changes

In November 2005, the Fund's new management team was put in place, and instituted several changes to the Fund's composition. One major change was to mitigate risk exposure to countries and sectors in order to focus exclusively on bottom-up stock selection. To accomplish this, a large component of the portfolio was replaced with securities exhibiting business momentum and valuation metrics more consistent with the portfolio management team's investment philosophy. Another shift instituted was the embedding of the stock selection process within a

"One major change made to the Fund was to mitigate risk exposure to countries and sectors in order to focus exclusively on bottom-up stock selection."

quantitative framework, which is used to introduce greater efficiency and discipline into the portfolio management process. These changes, however, came late in the period and thus did not materially impact Fund performance for the balance of 2005.

Countries Affected Performance

The Fund's relative overexposure to South Korea added value to its performance. A relative overweight position and effective stock selection in oil-rich Norway also benefited Fund performance for the period. The Fund's

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[1] The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. In connection with the management team change in November 2005, the Fund's benchmark index was changed from the MSCI World ex U.S. Small Cap Index to the Standard & Poor's/Citigroup Extended Market Index World ex U.S. (the "S&P/Citigroup EMI World ex U.S."). The total return figures cited for these indexes assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

underweight position and solid selection of stocks in Austria allowed the Fund to post an excellent return in this country, due in part to the strong performance of alternative energy companies. Positions in the emerging markets of India and Taiwan, which are not included in the MSCI World ex U.S. Small Cap Index, also had a positive total effect on relative performance.

Strong-performing Japanese real-estate stocks such as **Urban Corporation** and **Kenedix, Inc.**, however, did not counterbalance the negative effect the Fund's underweight position in Japan had on annual relative performance.

Hong Kong, Italy and Australia hampered Fund performance for the period through weak relative weightings and poor performance by select stocks within each country. The Fund's position in Thailand, an emerging market not included in the Index, also detracted from performance.

Energy Gained Ground

Some of the more compelling growth stories during the period were found in sectors that historically have not been considered as such. For example, commodity-driven sectors such as energy and materials reported record earnings on the back of strong demand as well as historically high commodity prices. These sustained high commodity prices were very favorable to small-cap energy stocks in 2005. Companies such as independent exploration and development firms benefited from high leverage to oil prices, while small-cap oil-services stocks benefited from higher capital spending by the

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Trican Well Service Limited** (Canada; TCW)	**1.62%**
2. **Urban Corporation** (Japan; 8868)	**1.08%**
3. **Nippon Shokubai Company Limited** (Japan; 4114)	**1.07%**
4. **Inmet Mining Corporation** (Canada; IMN)	**1.01%**
5. **Keihin Corporation** (Japan; 7251)	**0.98%**
6. **Mitsubishi Gas Chemical Company, Inc.** (Japan; 4182)	**0.97%**
7. **IPSCO, Inc.** (Canada; IPS)	**0.92%**
8. **Kenedix, Inc.** (Japan; 4321)	**0.92%**
9. **Vallourec SA** (France; VK)	**0.84%**
10. **Sumisho Lease Company Limited** (Japan; 8592)	**0.83%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/95 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The S&P/Citigroup EMI World ex U.S. represents, on a country-by-country basis, the small-capitalization component of the Citigroup Broad Market Index[SM], which is a comprehensive float-weighted index of companies in 26 countries (excluding the U.S.) with market capitalizations of at least $100 million. The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. In future shareholder reports, the Fund's performance will no longer be compared to the MSCI World ex U.S. Index, as the S&P/Citigroup EMI World ex U.S. is the benchmark used by the new portfolio management team in managing the Fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	13.05%	5.96%	—	(1.02%)
Without sales charge	19.93%	7.23%	—	(0.04%)
B Shares (12/31/99)				
With redemption*	14.89%	6.01%	—	(0.99%)
Without redemption	18.89%	6.32%	—	(0.84%)
C Shares (12/31/99)				
With redemption**	17.98%	6.34%	—	(0.85%)
Without redemption	18.98%	6.34%	—	(0.85%)
F Shares (11/16/93)	19.99%	7.25%	9.90%	9.54%
R Shares (12/31/99)	20.17%	6.63%	—	(0.46%)
T Shares (12/31/99)				
With sales charge (4.50%)	13.98%	5.29%	—	(1.58%)
Without sales charge	19.38%	6.26%	—	(0.83%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Part of the Fund's historical performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

major oil companies and a tight oil rig market. The Fund's overweight position in the energy sector did buoy performance, as Norwegian offshore drillers, Ocean Rig ASA and Sinvest ASA, and French oil-services company **Vallourec SA** were positive contributors to Fund performance. The Fund's positions in firms involved in the engineering and production of alternative sources of energy, particularly solar, also outperformed, as high oil prices pushed consumers to consider alternative energy sources. SolarWorld AG, a solar products company, was the strongest performing individual issue in the Fund for the period, and boosted the Fund's performance in its country of domicile, Germany.

IT and Consumer-Related Stocks Helped Return

The Fund's stock selection in the information technology (IT) sector created a boon to performance as well, with issues such as **CSR PLC**. CSR, a Bluetooth technology provider, advanced during the period as the attach rate for cell phones with Bluetooth technology continued to accelerate, in addition to other Bluetooth applications.

Consumer staples and consumer discretionary stocks also positively impacted the Fund's performance through effective stock selection. An underweight position in the consumer staples sector also proved fruitful.

Portfolio Composition of Net Assets



23.35% Japan
16.80% United Kingdom
9.31% France
8.00% Canada
6.19% Germany
4.44% Switzerland
4.34% Netherlands
4.15% Australia
22.65% Other Countries
0.77% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Consumer discretionary issue Ic Companys AS implemented a comprehensive restructuring plan during the period, which has proven successful. Online gaming stocks, such as Austrian-based BetandWin.com Interactive, also benefited the consumer discretionary sector and contributed to the Fund's relative outperformance in Austria.

An underweight position in the strong-performing materials sector, however, weighed on the Fund's return for the period.

Financials Performance Was Mixed

Although stocks in the financials sector underperformed for the Fund, with an underweight position and weak stock selection both culprits overall, the sector provided mixed performance from individual holdings. Some holdings that greatly benefited the Fund's return included aforementioned Japanese real estate companies, Urban Corporation and Kenedix, Inc., while others, namely Upbest Group Limited and Melco International Development Limited, produced a drag on relative performance.

Telecommunications Services Weighed on Return

Telecommunications services operators suffered in 2005 as wireless providers spent more money on next-generation networks and attracting new customers. Additionally, mobile number portability led to higher churn rates across

Sectors Detracting From the Fund

Financials
Telecommunications Services
Utilities

wireless operators, and wire-line operators lost customers to the mobile market. A major detractor to Fund performance was its stock selection in this sector, with holdings such as French telecommunications service company, 123 Multimedia SA, underperforming. 123 Multimedia issued a profit warning in July after reporting lower-than-expected sales figures.

Select Issues Detracted

The information technology sector had the greatest positive contribution to the Fund's relative performance during the period; however, select IT issues also realized declines, including Global Flex Holdings Limited, producer of flexible printed circuit boards (FPCs), e-gaming software provider Boss Media

AB and Taiwan-domiciled PC Home Online. PC Home Online's stock fell during the period due to a change in the company's business model, resulting in lower margins.

Although numerous alternative energy companies prospered in the high oil-price environment, biodiesel manufacturer D1 Oils PLC's stock price faltered during the period. Some consumer discretionary holdings also suffered, including Korean record label S.M. Entertainment Company Limited and Japanese online ad agency Cyber Agent Limited. Industrials firm Romag Holdings PLC, a manufacturer of specialist transparent composites, also experienced a stock price drop during the period.

In Conclusion
We believe the aforementioned changes made to the Fund's composition positioned the Fund well at the end of the period. Our plans to reduce the turnover rate of holdings and focus on strong business momentum, and our withdrawal from participation in emerging markets will, in our view, help the Fund perform more in line with its new benchmark, the S&P/Citigroup EMI World ex U.S., and will allow us to focus on stock selection.

At the end of the period, the Fund was broadly diversified across countries and sectors, investing in all 10 major economic sectors and 21 of 26 benchmark countries; the five countries without exposure in the Fund represented less than 1% of the new benchmark. Overall, we believe the Fund is more attractively valued with higher earnings growth potential than its new benchmark.

We are excited by the opportunity to manage the Fund and appreciate the support we have received during this management transition. We are optimistic as we enter 2006 and committed to serving the Fund's shareholders with the highest level of investment excellence.

Daniel B. LeVan, CFA,
Co-Portfolio Manager

John W. Evers, CFA
Co-Portfolio Manager

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FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,093.31	$11.45
Class A Hypothetical	1,000.00	1,014.13	11.08
Class B Actual	1,000.00	1,090.79	15.81
Class B Hypothetical	1,000.00	1,009.89	15.31
Class C Actual	1,000.00	1,090.84	15.60
Class C Hypothetical	1,000.00	1,010.10	15.11
Class F Actual	1,000.00	1,093.26	11.40
Class F Hypothetical	1,000.00	1,014.18	11.03
Class R Actual	1,000.00	1,093.97	9.98
Class R Hypothetical	1,000.00	1,015.56	9.65
Class T Actual	1,000.00	1,092.10	13.50
Class T Hypothetical	1,000.00	1,012.14	13.07

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	2.17%
Class B	3.00%
Class C	2.96%
Class F	2.16%
Class R	1.89%
Class T	2.56%

Shares		Market Value
Common Stocks (Foreign)—98.1%		
Advertising—0.6%		
9,300	Publicis Groupe (FR)	$ 323,686
12,800	SR Teleperformance (FR)	400,047
		723,733
Aerospace & Defense—1.3%		
22,339	Chemring Group PLC (UK)	282,120
26,000	Japan Aviation Electronics Industry Limited (JA)	365,964
25,500	Ultra Electronics Holdings PLC (UK)	435,237
6,000	Zodiac SA (FR)	385,344
		1,468,665
Air Freight & Logistics—0.3%		
61,500	Wincanton PLC (UK)	359,773
Airlines—0.4%		
80,100	British Airways PLC (UK)*	460,313
Apparel Retail—0.4%		
5,200	Charles Voegele Holding AG (SZ)	393,730
Apparel, Accessories & Luxury Goods—0.6%		
15,800	Gildan Activewear, Inc. (CA)*	679,570
Asset Management & Custody Banks—1.0%		
3,613	MPC Muenchmeyer Petersen Capital AG (GE)	282,727
6,000	Perpetual Trustees Australia Limited (AU)	299,098
29,100	Schroder's PLC (UK)	475,654
		1,057,479
Auto Parts & Equipment—2.0%		
14,700	Futaba Industrial Company Limited (JA)	352,745
42,300	Keihin Corporation (JA)	1,083,190
53,000	Koito Manufacturing Company Limited (JA)	814,313
		2,250,248
Biotechnology—0.3%		
4,000	Actelion Limited (SZ)*	330,873
Brewers—0.3%		
17,500	Wolverhampton & Dudley Breweries PLC (UK)	382,398

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value
Broadcasting & Cable TV—0.6%		
14,100	Astral Media, Inc. (CA)	$ 371,634
60,000	Television Broadcasts Limited (HK)	318,816
		690,450
Building Products—0.3%		
400	Geberit AG (SZ)	316,566
Commodity Chemicals—0.3%		
7,300	Honam Petrochemical Corporation (KR)	361,082
Communications Equipment—1.8%		
171,300	Carphone Warehouse PLC (UK)	816,416
38,800	GN Store Nord AS (DE)	507,934
47,100	Tandberg Television ASA (NW)*	622,831
		1,947,181
Computer Hardware—0.3%		
3,300	Wincor Nixdorf AG (GE)	347,658
Computer Storage & Peripherals—1.1%		
523,000	Jurong Technologies Industrial Corporation Limited (SG)	569,333
12,700	Logitech International SA (SZ)*	596,777
		1,166,110
Construction & Engineering—5.8%		
22,000	ACS, Actividades de Construccion y Servicios SA (SP)	708,678
86,900	Carillion PLC (UK)	457,526
7,300	Eiffage SA (FR)	789,026
8,700	Hyundai Development Company (KR)	394,183
26,145	Kier Group PLC (UK)	535,316
9,700	Koninklijke BAM Groep NV (NE)	814,171
65,000	Kyowa Exeo Corporation (JA)	849,324
27,600	Morgan Sindall PLC (UK)	441,401
11,531	Speedy Hire PLC (UK)	164,969
7,500	Vinci SA (FR)	645,051
14,100	YIT-Yhtyma Oyj (FI)	603,093
		6,402,738
Construction Materials—0.8%		
3,700	Ciments Francais SA (FR)	480,952
5,300	Imerys SA (FR)	383,367
		864,319
Construction, Farm Machinery & Heavy Trucks—1.2%		
5,500	Aker Yards AS (NW)	264,027
24,800	Hitachi Construction Machinery Company Limited (JA)	578,285
8,700	Hyundai Mipo Dockyard Company Limited (KR)	527,586
		1,369,898
Consumer Electronics—0.3%		
3,200	Bang & Olufsen Holding AS Class B (DE)	329,038

See notes to statement of investments.

Shares		Market Value
Consumer Finance—1.4%		
9,000	Sanyo Shinpan Finance Company Limited (JA)	$ 645,610
18,100	Sumisho Lease Company Limited (JA)	925,450
		1,571,060
Department Stores—1.0%		
5,700	Hyundai Department Store Company Limited (KR)	482,683
19,100	Izumi Company Limited (JA)	652,673
		1,135,356
Distillers & Vintners—0.9%		
107,900	C&C Group PLC (IE)	689,783
43,100	Davide Campari—Milano SPA (IT)	318,900
		1,008,683
Distributors—0.8%		
15,000	Inchcape PLC (UK)	588,696
173,700	Pacific Brands Limited (AU)	338,716
		927,412
Diversified Banks—3.8%		
83,400	Banco BPI SA (PT)	381,110
22,100	Banco de Sabadell SA (SP)	579,775
31,100	Banco Popolare di Verona e Novara Scrl (IT)	629,216
45,700	Banco Popolare di Milano (IT)	500,714
6,300	Deutsche Postbank AG (GE)	365,306
10,500	Jyske Bank AS (DE)*	515,670
4,000	Natexis Banques Populaires (FR)	666,272
17,100	OKO Bank (FI)	240,092
47,500	Wing Hang Bank Limited (HK)	341,837
		4,219,992
Diversified Capital Markets—1.0%		
45,000	Close Brothers Group PLC (UK)	702,641
61,100	Record Investments Limited (AU)	364,602
		1,067,243
Diversified Chemicals—1.0%		
114,000	Mitsubishi Gas Chemical Company, Inc. (JA)	1,077,797
Diversified Commercial & Professional Services—0.8%		
5,700	Arrk Corporation (JA)	420,486
90,800	Downer EDI Limited (AU)	477,930
		898,416
Diversified Metals & Mining—2.5%		
44,100	Inmet Mining Corporation (CA)	1,119,097
1,580,000	International Ferro Metals 144A (AU)+	761,184
485,900	Oxiana Limited (AU)*	619,798
23,500	Sims Group Limited (AU)	302,514
		2,802,593
Drug Retail—0.3%		
7,900	Tsuruha Holdings, Inc. (JA)	363,064

Shares		Market Value
Electric Utilities—1.2%		
131,000	International Power PLC (UK)	$ 539,823
128,700	Terna SPA (IT)	317,674
32,900	Viridian Group PLC (UK)	506,350
		1,363,847
Electrical Components & Equipment—1.1%		
57,000	Dainippon Screen Manufacturing Company Limited (JA)	477,034
13,700	Leoni AG (GE)	434,663
5,400	Nexans SA (FR)	256,543
		1,168,240
Electronic Equipment Manufacturers—1.9%		
11,400	Axalto Holding NV (FR)*	314,185
39,400	CSR PLC (UK)*	634,522
14,200	Intops Company Limited (KR)	479,023
46,900	Laird Group PLC (UK)	338,919
35,000	Yaskawa Electric Corporation (JA)	353,161
		2,119,810
Environmental & Facilities Services—0.4%		
20,100	Asahi Pretec Corporation (JA)	487,438
Fertilizers & Agricultural Chemicals—0.5%		
4,500	Syngenta AG (SZ)*	559,889
Food Distributors—0.3%		
126,700	Fyffes PLC (IE)	344,986
Food Retail—0.3%		
13,500	Kesko Oyj (FI)	382,769
Gas Utilities—0.2%		
336,000	Xinao Gas Holdings Limited (CN)	266,505
General Merchandise Stores—0.8%		
9,600	Ryohin Keikaku Company Limited (JA)	837,614
Healthcare Distributors—0.4%		
30,700	Alliance Unichem PLC (UK)	422,838
Healthcare Equipment—1.7%		
15,700	Cochlear Limited (AU)	526,326
35,000	Elekta AB Class B (SW)	519,857
22,400	Sysmex Corporation (JA)	854,708
		1,900,891
Healthcare Facilities—0.5%		
14,800	Generale de Sante (FR)	509,861
Healthcare Services—0.3%		
41,000	iSOFT Group PLC (UK)	274,768
Home Improvement Retail—0.8%		
37,700	Grafton Group PLC Units (IE)*	410,607
26,200	Nobia AB (SW)	530,959
		941,566

See notes to statement of investments.

Shares		Market Value
Homebuilding—1.8%		
25,100	Barratt Developments PLC (UK)	$ 425,819
18,100	Fadesa Inmobiliaria SA (SP)	596,548
15,200	Joint Corporation (JA)	525,849
20,300	Persimmon PLC (UK)	439,391
		1,987,607
Hotels, Resorts & Cruise Lines—0.6%		
160,500	First Choice Holidays PLC (UK)	690,382
Household Appliances—0.4%		
15,600	Makita Corporation (JA)	383,601
Human Resource & Employment Services—0.4%		
93,500	Michael Page International PLC (UK)	434,360
Industrial Conglomerates—0.9%		
10,800	Aalberts Industries NV (NE)	573,434
6,100	Rheinmetall AG (GE)	383,245
		956,679
Industrial Machinery—5.2%		
44,700	Charter PLC (UK)*	430,695
30,000	JTEKT Corporation (JA)	558,358
36,000	Makino Milling Machine Company Limited (JA)	396,829
8,900	Man AG (GE)	474,976
95,000	Nachi-Fujikoshi Corporation (JA)	507,483
52,000	NTN Corporation (JA)	410,938
33,500	OSG Corporation (JA)	694,514
1,000	Rieter Holding AG (SZ)	296,781
22,500	Sodick Company Limited (JA)	398,737
13,200	Stork NV (NE)	563,973
700	Sulzer AG (SZ)	370,748
67,000	Toshiba Machine Company Limited (JA)	662,984
		5,767,016
Insurance Brokers—0.3%		
8,700	April Group (FR)	359,453
Integrated Oil & Gas—0.4%		
25,500	Enagas (SP)	476,974
Internet Software & Services—0.6%		
10,900	Iliad SA (FR)	674,879
IT Consulting & Other Services—2.1%		
18,300	Alten (FR)*	548,112
17,600	Indra Sistemas, SA (SP)	343,999
176,200	Northgate Information Solutions PLC (UK)*	259,207
7,300	Otsuka Corporation (JA)	805,300
125,000	WM Data AB Class B (SW)	399,648
		2,356,266
Leisure Products—0.3%		
64,350	Sportingbet PLC (UK)	380,320

Shares		Market Value
Life & Health Insurance—0.4%		
5,300	CNP Assurances (FR)	$ 417,876
Marine—0.3%		
102,000	Orient Overseas International Limited (HK)	345,977
Metal & Glass Containers—0.3%		
33,500	Rexam PLC (UK)	292,808
Multi-Line Insurance—1.0%		
15,000	Fondiaria-Sai SPA (IT)	494,022
89,400	Milano Assicurazioni SPA (IT)	611,205
		1,105,227
Office Services & Supplies—0.6%		
42,900	Buhrmann NV (NE)	631,286
Oil & Gas Drilling—0.8%		
21,100	Ensign Energy Services, Inc. (CA)	851,623
Oil & Gas Equipment & Services—3.1%		
10,300	Fugro NV (NE)	330,814
5,300	SBM Offshore NV (NE)	428,229
37,300	Trican Well Service Limited (CA)*	1,796,817
1,700	Vallourec SA (FR)	935,835
		3,491,695
Oil & Gas Exploration & Production—2.3%		
33,900	Burren Energy PLC (UK)	531,948
206,800	Oil Search Limited (AU)	559,411
100,000	Tanganyika Oil Company Limited (CA)*	770,974
137,400	Tullow Oil PLC (UK)	638,300
		2,500,633
Oil & Gas Refining & Marketing—1.4%		
24,700	Caltex Australia Limited (AU)	350,917
67,000	Cosmo Oil Company Limited (JA)	335,185
33,900	ERG SPA (IT)	816,297
		1,502,399
Other Diversified Financial Services—1.7%		
30,200	Home Capital Group, Inc. (CA)	902,753
162	Kenedix, Inc. (JA)	1,020,613
		1,923,366
Packaged Foods & Meats—1.0%		
2,100	Barry Callebaut AG (SZ)	684,765
40,000	Nisshin Seifun Group, Inc. (JA)	422,606
		1,107,371
Personal Products—1.4%		
8,200	Clarins SA (FR)	454,801
6,800	Fancl Corporation (JA)	363,828
636,000	Hengan International Group Company Limited (HK)	721,823
		1,540,452

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—1.6%		
40,000	Recordati SPA (IT)	$ 275,601
24,600	Santen Pharmaceutical Company Limited (JA)	680,002
10,200	Stada Arzneimittel AG (GE)	332,674
17,000	Tsumura & Company (JA)	469,920
		1,758,197
Property & Casualty Insurance—2.8%		
42,600	Admiral Group PLC (UK)	333,500
33,020	Dongbu Insurance Company Limited (KR)	668,011
8,700	Euler Hermes SA (FR)	784,823
25,000	Kingsway Financial Services, Inc. (CA)	505,376
28,300	Northbridge Financial Corporation (CA)	852,043
		3,143,753
Publishing—2.2%		
33,800	EMAP PLC (UK)	501,882
26,300	Eniro AB (SW)	331,047
70,400	Informa PLC (UK)	525,396
5,700	Lagardere SCA (FR)	438,617
15,500	Wolters Kluwer NV (NE)	313,413
31,000	Yell Group PLC (UK)	286,158
		2,396,513
Real Estate Investment Trusts—0.3%		
2,000	Cofinimmo (BE)	316,562
Real Estate Management & Development—3.1%		
1,220,000	China Overseas Land & Investment Limited (HK)	523,170
41,100	Inmobiliaria Urbis SA (SP)	754,660
150,000	Kerry Properties Limited (HK)	397,552
6,100	Pirelli & C. Real Estate SPA (IT)	333,633
11,100	Urban Corporation (JA)	1,199,084
7,800	Vivacon AG (GE)	263,170
		3,471,269
Regional Banks—1.2%		
1,700	Banque Cantonale Vaudoise (SZ)	489,004
38,100	Pusan Bank (KR)	499,406
27,000	Suruga Bank Limited (JA)	340,433
		1,328,843
Restaurants—1.8%		
43,100	Elior (FR)	566,367
40,500	Enterprise Inns PLC (UK)	653,630
38,000	Greene King PLC (UK)	485,461
124,686	Restaurant Group PLC (UK)	326,089
		2,031,547
Semiconductor Equipment—0.6%		
15,600	ASM International NV (NE)*	261,878
14,000	Ulvac, Inc. (JA)	433,290
		695,168

Shares		Market Value
Semiconductors—0.9%		
9,300	Micronas Semiconductor Holding AG (SZ)*	$ 307,853
1,536,000	Solomon Systech International Limited (HK)	638,869
		946,722
Specialized Finance—1.3%		
7,000	Deutsche Boerse AG (GE)	716,160
24,800	Ricoh Leasing Company Limited (JA)	706,559
		1,422,719
Specialty Chemicals—3.0%		
14,300	Koninklijke DSM NV (NE)	584,054
105,000	Nippon Shokubai Company Limited (JA)	1,188,578
700	Sika AG (SZ)*	580,626
4,300	Umicore (BE)	507,020
45,100	Victrex PLC (UK)	516,803
		3,377,081
Specialty Stores—0.4%		
55,000	WH Smith PLC (UK)	411,175
Steel—3.1%		
4,700	Boehler-Uddeholm AG (AT)	795,111
12,300	IPSCO, Inc. (CA)	1,023,254
259,000	Nisshin Steel Company Limited (JA)	836,724
32,600	Rautaruukki Oyj (FI)	793,098
		3,448,187
Systems Software—0.4%		
8,300	Software AG (GE)	404,928
Thrifts & Mortgage Finance—0.3%		
7,300	Hypo Real Estate Holding AG (GE)	379,735
Tires & Rubber—1.5%		
9,300	Continental AG (GE)	824,636
60,000	Sumitomo Rubber Industries Limited (JA)	854,708
		1,679,344
Trading Companies & Distributors—1.6%		
59,300	BSS Group PLC (UK)	324,456
23,100	Hitachi High-Technologies Corporation (JA)	577,818
47,300	SIG PLC (UK)	594,098
8,000	Univar NV (NE)	312,537
		1,808,909
Water Utilities—0.3%		
25,500	Kelda Group PLC (UK)	339,591
Wireless Telecommunication Services—0.8%		
22,100	MobilCom AG (GE)	486,373
283,000	MobileOne Limited (SG)	360,835
		847,208
Total Common Stocks (Foreign)		
(Cost—$98,375,386)		108,940,161

See notes to statement of investments.

Shares	Market Value
Preferred Stocks (Foreign)—1.1%	
Healthcare Equipment—0.5%	
3,700 Fresenius AG Preferred (GE)	$ 501,101
Household Products—0.6%	
6,700 Henkel KGAA Preferred (GE)	674,204
Total Preferred Stocks (Foreign) (Cost—$1,116,864)	1,175,305

Principal Amount	Amortized Cost
Corporate Short-Term Notes—0.8%	
Special Purpose Entity—0.8%	
$ 900,000 CAFCO LLC 4.12% 1/3/06~	$ 899,794
Total Corporate Short-Term Notes (Amortized Cost—$899,794)	899,794
Total Investments—100.0% (Total Cost—$100,392,044)	111,015,260
Other Assets and Liabilities—(0.0%)	(53,204)
Net Assets—100.0%	$110,962,056

Notes to Statement of Investments

*   *Non-income producing.*

+   *Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $761,184, or 0.7%, of the Fund's net assets as of December 31, 2005.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $899,794, or 0.8%, of the Fund's net assets as of December 31, 2005.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 100,392,044
Investment securities, at market	111,015,260
Cash	206,508
Foreign currency (cost $5,205)	5,208
Receivables:	
Capital shares sold	159,902
Dividends and interest	79,819
Other assets	221,627
Total Assets	111,688,324

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	393,774
Advisory fees	92,631
Shareholder servicing fees	14,965
Accounting fees	9,263
Distribution fees	30,292
Transfer agency fees	38,691
Custodian fees	2,429
Directors' deferred compensation	99,651
Other	44,572
Total Liabilities	726,268
Net Assets	$ 110,962,056

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 219,057,625
Accumulated net investment loss	(80,032)
Accumulated net realized loss from security and foreign currency transactions (net of foreign taxes paid on Thailand and Indian investments of $159,639 and $388,198, respectively)	(118,655,420)
Net unrealized appreciation on investments and foreign currency translation	10,639,883
Total	$ 110,962,056

See notes to financial statements.

Class A

Net Assets	$	22,106,639
Shares Outstanding		1,099,900
Net Asset Value, Redemption Price Per Share	$	20.10
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	21.33

Class B

Net Assets	$	16,420,825
Shares Outstanding		858,319
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	19.13

Class C

Net Assets	$	7,567,754
Shares Outstanding		395,805
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	19.12

Class F

Net Assets	$	64,112,155
Shares Outstanding		3,188,496
Net Asset Value, Offering and Redemption Price Per Share	$	20.11

Class R

Net Assets	$	310,412
Shares Outstanding		15,835
Net Asset Value, Offering and Redemption Price Per Share	$	19.60

Class T

Net Assets	$	444,271
Shares Outstanding		23,186
Net Asset Value, Redemption Price Per Share	$	19.16
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	20.06

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2005

Investment Income

Dividends	$	1,475,613
Interest		129,326
Foreign taxes withheld		(119,049)
Total Investment Income		1,485,890

Expenses

Advisory fees—Note 2	1,129,577
Shareholder servicing fees—Note 2	175,671
Accounting fees—Note 2	112,958
Distribution fees—Note 2	355,792
Transfer agency fees—Note 2	140,350
Registration fees	61,245
Postage and mailing expenses	13,805
Custodian fees and expenses—Note 2	550,733
Printing expenses	49,750
Legal and audit fees	40,100
Directors' fees and expenses—Note 2	38,160
Other expenses	92,731
Total Expenses	2,760,872
Earning Credits	(10,913)
Reimbursed/Waived Expenses	(168,475)
Expense Offset to Broker Commissions	(5,945)
Net Expenses	2,575,539
Net Investment Loss	(1,089,649)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $168,588 and $674,195, respectively)		19,783,095
Foreign Currency Transactions		(114,519)
Net Realized Gain		19,668,576
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		46,812
Net Realized and Unrealized Gain		19,715,388
Net Increase in Net Assets Resulting from Operations	$	18,625,739

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (1,089,649)	$ (1,171,904)
Net Realized Gain on Security and Foreign Currency Transactions	19,668,576	20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	46,812	(1,026,156)
Net Increase in Net Assets Resulting from Operations	18,625,739	17,811,682
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,068,075)	(9,809,094)
Class B	(4,356,640)	(2,918,121)
Class C	(3,909,744)	(1,725,859)
Class F	(22,526,616)	(14,537,401)
Class R	73,085	22,994
Class T	(144,420)	(87,939)
Net Decrease from Capital Share Transactions	(31,932,410)	(29,055,420)
Net Decrease in Net Assets	(13,306,671)	(11,243,738)
Net Assets		
Beginning of Year	$ 124,268,727	$ 135,512,465
End of Year	$ 110,962,056	$ 124,268,727
Accumulated Net Investment Loss	$ (80,032)	$ (83,936)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.76	$14.24	$8.14	$9.68	$14.18
Income from investment operations:					
Net investment income (loss)	(0.14)[a]	(0.11)[a]	0.10	(0.16)	(0.14)
Net realized and unrealized gains					
(losses) on securities	3.48	2.63	6.00	(1.38)	(4.36)
Total from investment operations	3.34	2.52	6.10	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$20.10	$16.76	$14.24	$8.14	$9.68
Total Return[b]	19.93%	17.70%	74.94%	(15.91%)	(31.74%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$22,107	$19,726	$27,252	$9,422	$14,033
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[c]	2.14%	1.92%	2.45%	2.24%	1.88%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.12%	1.92%	2.45%	2.24%	1.87%
Net investment loss	(0.82%)	(0.77%)	(0.83%)	(0.80%)	(0.26%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.29% (2005), 2.02% (2004), 2.54% (2003), 2.27% (2002), and 1.88% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$16.09	$13.79	$7.95	$9.54	$14.08
Income from investment operations:					
Net investment loss	(0.28)[a]	(0.23)[a]	(0.31)	(0.29)	(0.18)
Net realized and unrealized gains (losses) on securities	3.32	2.53	6.15	(1.30)	(4.36)
Total from investment operations	3.04	2.30	5.84	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.13	$16.09	$13.79	$7.95	$9.54
Total Return[b]	18.89%	16.68%	73.46%	(16.67%)	(32.24%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$16,421	$17,917	$18,198	$12,810	$19,661
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.98%	2.79%	3.30%	3.09%	2.66%
Expenses with reimbursements, earnings credits and brokerage offsets	2.97%	2.78%	3.29%	3.09%	2.64%
Net investment loss	(1.66%)	(1.63%)	(1.44%)	(1.64%)	(1.06%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.13% (2005), 2.89% (2004), 3.38% (2003), 3.12% (2002), and 2.66% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$16.07	$13.76	$7.93	$9.52	$14.06
Income from investment operations:					
Net investment loss	(0.27)[a]	(0.22)[a]	(0.01)	(0.35)	(0.22)
Net realized and unrealized gains (losses) on securities	3.32	2.53	5.84	(1.24)	(4.32)
Total from investment operations	3.05	2.31	5.83	(1.59)	(4.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.12	$16.07	$13.76	$7.93	$9.52
Total Return[b]	18.98%	16.79%	73.52%	(16.70%)	(32.29%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$7,568	$10,249	$10,639	$5,268	$8,928
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.93%	2.71%	3.25%	3.06%	2.67%
Expenses with reimbursements, earnings credits and brokerage offsets	2.92%	2.70%	3.25%	3.05%	2.65%
Net investment loss	(1.60%)	(1.55%)	(1.43%)	(1.58%)	(1.08%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 3.08% (2005), 2.81% (2004), 3.34% (2003), 3.08% (2002), and 2.67% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.76	$14.24	$8.13	$9.67	$14.17
Income from investment operations:					
Net investment loss	(0.13)[a]	(0.11)[a]	(0.14)	(0.23)	(0.22)
Net realized and unrealized gains (losses) on securities	3.48	2.63	6.25	(1.31)	(4.28)
Total from investment operations	3.35	2.52	6.11	(1.54)	(4.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$20.11	$16.76	$14.24	$8.13	$9.67
Total Return	19.99%	17.70%	75.15%	(15.93%)	(31.76%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$64,112	$75,677	$78,759	$50,742	$78,574
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	2.10%	1.90%	2.31%	2.18%	1.92%
Expenses with reimbursements, earnings credits and brokerage offsets	2.08%	1.89%	2.31%	2.18%	1.90%
Net investment loss	(0.76%)	(0.75%)	(0.45%)	(0.74%)	(0.30%)
Portfolio turnover rate[c]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.24% (2005), 2.00% (2004), 2.40% (2003), 2.21% (2002), and 1.92% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.31	$13.82	$7.87	$9.56	$14.22
Income from investment operations:					
Net investment income (loss)	(0.12)[a]	(0.07)[a]	0.54	(0.81)	(0.17)
Net realized and unrealized gains					
(losses) on securities	3.41	2.56	5.41	(0.88)	(4.49)
Total from investment operations	3.29	2.49	5.95	(1.69)	(4.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.60	$16.31	$13.82	$7.87	$9.56
Total Return	20.17%	18.02%	75.60%	(17.68%)	(32.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$310	$190	$142	$37	$76
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	1.91%	1.68%	2.08%	3.94%	1.86%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.89%	1.68%	2.07%	3.91%	1.84%
Net investment loss	(0.69%)	(0.51%)	(0.32%)	(2.20%)	(0.08%)
Portfolio turnover rate[c]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.08% (2005), 1.79% (2004), 2.17% (2003), 4.65% (2002), and 2.78% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$16.05	$13.70	$7.87	$9.50	$14.14
Income from investment operations:					
Net investment loss	(0.21)[a]	(0.17)[a]	(0.24)	(0.45)	(0.22)
Net realized and unrealized gains (losses) on securities	3.32	2.52	6.07	(1.18)	(4.42)
Total from investment operations	3.11	2.35	5.83	(1.63)	(4.64)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$19.16	$16.05	$13.70	$7.87	$9.50
Total Return[b]	19.38%	17.15%	74.08%	(17.16%)	(32.82%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$444	$510	$522	$345	$538
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.55%	2.37%	3.07%	4.03%	3.16%
Expenses with reimbursements, earnings credits and brokerage offsets	2.54%	2.36%	3.07%	4.03%	3.14%
Net investment loss	(1.24%)	(1.21%)	(1.06%)	(2.69%)	(1.60%)
Portfolio turnover rate[d]	729%	648%	707%	495%	704%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.70% (2005), 2.47% (2004), 3.16% (2003), 4.05% (2002), and 3.16% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as

determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar

equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

Notes to Financial Statements

December 31, 2005 *(continued)*

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $62,975 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $17,925 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$29,057
Class B	$41,805
Class C	$16,255
Class R	$377
Class T	$1,466

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,768 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $33,465 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $169,073 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$49,696
Class B	$125,953	$41,984
Class C	$59,626	$19,876
Class T	$1,140	$1,140

During the year ended December 31, 2005, DSC retained $5,945 in sales commissions from the sales of Class A shares. DSC also retained $42,377 and $5,578 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $168,475, which reduced the amount paid to Mellon Bank to $382,258.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2005, Founders reimbursed the Fund $16,414 for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, passive foreign investment corporations, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,093,553	$947,703	$(2,041,256)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $22,152,833. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$105,273,118
2010	$11,833,084
	$117,106,202

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$(1,461,360)
Other Book/Tax Differences	$(22,487)
Federal Tax Cost	$100,520,780
Gross Tax Appreciation of Investments	$11,019,446
Gross Tax Depreciation of Investments	$(524,966)
Net Tax Appreciation	$10,494,480

Notes to Financial Statements

December 31, 2005 *(continued)*

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	431,931	$ 7,916,442	871,718	$ 12,893,364
Redeemed	(509,206)	$ (8,984,517)	(1,608,411)	$ (22,702,458)
Net Decrease	(77,275)	$ (1,068,075)	(736,693)	$ (9,809,094)
Class B				
Sold	19,176	$ 327,743	40,534	$ 591,588
Redeemed	(274,566)	$ (4,684,383)	(246,693)	$ (3,509,709)
Net Decrease	(255,390)	$ (4,356,640)	(206,159)	$ (2,918,121)
Class C				
Sold	77,684	$ 1,393,853	156,715	$ 2,350,643
Redeemed	(319,650)	$ (5,303,597)	(291,948)	$ (4,076,502)
Net Decrease	(241,966)	$ (3,909,744)	(135,233)	$ (1,725,859)
Class F				
Sold	456,877	$ 8,160,585	925,441	$ 13,691,198
Redeemed	(1,783,478)	$ (30,687,201)	(1,942,721)	$ (28,228,599)
Net Decrease	(1,326,601)	$ (22,526,616)	(1,017,280)	$ (14,537,401)
Class R				
Sold	25,002	$ 458,697	19,297	$ 276,727
Redeemed	(20,814)	$ (385,612)	(17,956)	$ (253,733)
Net Increase	4,188	$ 73,085	1,341	$ 22,994
Class T				
Sold	4,248	$ 79,625	2,301	$ 33,146
Redeemed	(12,834)	$ (224,045)	(8,628)	$ (121,085)
Net Decrease	(8,586)	$ (144,420)	(6,327)	$ (87,939)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $797,777,980 and $826,404,342, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected by Lipper. The Lipper materials further included graphs depicting each Fund's Class F one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

Passport Fund's performance for the one-year period ended December 31, 2004 placed it in the fifth quintile of its Lipper performance group, with the Fund ranking eighth out of nine Lipper-selected "peer funds," and in the fifth quintile of its Lipper international small/mid-cap growth fund performance universe, ranking 68th of 76 funds. The directors further observed that the Fund's longer-term performance rankings were significantly better, with the Fund ranking in the first quintile of its Lipper performance group and universe in calendar year 2003. The Fund's three-year performance results ended December 31, 2004 placed it in the third quintile of its Lipper performance group and in the second quintile of its Lipper performance universe.[1] The directors expressed concern that Passport Fund ranked in the lowest quintile of its Lipper group for the one-year period ended December 31, 2004 with respect to the Fund's performance, total expenses, brokerage commissions and portfolio turnover rate. The directors determined that it would be preferable for the Fund to be managed in a manner that would reduce its portfolio turnover rate to assist in addressing these issues, and asked Founders to report back to them with possible alternatives. Subsequently, Founders, in consultation with the directors, determined to have a new team manage the Fund's portfolio. This new team assumed portfolio management responsibilities for the Fund in November 2005.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings reflect applicable fee waivers, but do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by
Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Passport Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the fifth lowest of nine "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than five of the nine funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe, placing 15th lowest of 25 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

• Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

• Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

• Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' Management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives

(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Passport Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0281AR1205

Dreyfus Founders Worldwide Growth Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in the management overview reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2005. The amounts of these holdings are included in the Statement of Investments.

Management Overview
(unaudited)

   

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from left; and John B. Jares, CFA, right, regarding Fund performance for the 12-month period ended December 31, 2005.

Strong Global Equity Markets

Markets were strong around the world in 2005 as 21 of 23 countries and 9 of 10 economic sectors posted gains in the Morgan Stanley Capital International (MSCI) World Index. Japan was one of the best performing markets during the year with a 25.6% return, as investors became increasingly convinced the Japanese economy is on a sustained growth path, following years of deflation and a prolonged period of underperformance in the international equity markets. Among the global sectors, energy was the best performer in the Index with a 29% return, driven primarily by strong demand for oil and natural gas. The lone weak spot was found in the Index's telecommunications services sector, which declined nearly 9% as investors grew impatient with the size of investments telecom companies were making and the lack of returns they were providing.

In the United States, robust corporate profit growth and a strong economy led to positive performance from equity markets. Moderate inflation and a still-strong housing market combined to positively impact numerous economic indicators. The actions of the Federal Reserve in raising the federal funds rate to 4.25% by the end of the period did dampen investor sentiment somewhat; however analysts expected an end to the tightening cycle by mid-2006.

> *"Our stock-by-stock research approach served the Fund well overall, as it produced a positive impact to the Fund's relative return."*

3

Stock-by-Stock Strategy Continued

The Fund's investment strategy did not change during the 12-month period. Although we are benchmark-aware, we continued to analyze companies individually through proprietary analysis, Wall Street data and meetings

Sectors Benefiting the Fund
Industrials
Information Technology
Consumer Discretionary

with company management, among other resources, to seek high-growth opportunities at attractive valuations. This stock-by-stock research approach served the Fund well overall, as the Dreyfus Founders Worldwide Growth Fund's return exceeded the 9.49% return of its benchmark, the Morgan Stanley Capital International (MSCI) World Index, for the 12-month period ended December 31, 2005.[1]

Standout Market Performers

The energy and materials sectors exhibited strong performance during the year. Performance was driven by surging commodity prices—crude oil prices topped $70 a barrel, copper rose above $2 a pound and gold increased to over $500 an ounce—and robust demand in the emerging markets such as China and India. At the industry level, drilling firms in the energy sector and mining companies in the materials sector performed exceptionally well during the year.

Country Performance Impacted Fund

On a country level, underweight exposures to the United States and Hong Kong, paired with strong stock selection, boosted the Fund's relative return. An overweight position coupled with solid stock picking in Switzerland also produced positive results for the Fund. Fund performance was weakened by stock selection in Japan and the United Kingdom, and a relative underweight position in Canada.

Industrials, IT and Consumer Discretionary Outperformed

The Fund's main investment approach, to search stock-by-stock for the greatest opportunities for growth, helped the Fund as every sector except energy benefited from positive stock selection. The industrials sector led the pack, with names such as U.S.-based airlines companies **US Airways Group,**

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual Total Returns for all share classes, including and excluding sales charges.

Inc. and **AMR Corporation**, parent company of American Airlines, and Japanese commodity-trading company **Mitsubishi Corporation** all exhibiting strong performance during the period. AMR and US Airways experienced better-than-expected financial returns due to improved pricing driven by industry consolidation and cost controls. The Fund benefited from its exposure to Mitsubishi, which saw a 71% price increase during the Fund's holding period.

   The information technology (IT) sector also positively impacted the Fund's annual performance through strong-performing issues such as **Apple Computer, Inc.** The popularity of Apple's iPod digital music products and Macintosh computers helped drive the company's stock price.

   An effective selection of consumer discretionary stocks also aided the Fund's performance. Japanese consumer electronics retailer **Yamada Denki** advanced after the firm reported results that included a 41% rise in consolidated recurring profit, exceeding the company's initial target.

   In addition, noteworthy individual issues were found across nearly all sectors. Among the top performers were consumer staples name Gillette Company and healthcare holding Genentech, Inc. Gillette was acquired by Procter & Gamble Company during the period for a significant premium, boosting Gillette's return, and Genentech showed solid revenue and earnings growth.

Largest Equity Holdings (country of origin; ticker symbol)	
1. **Accenture Limited Class A** (United States; ACN)	**1.82%**
2. **Royal Caribbean Cruises Limited** (United States; RCL)	**1.80%**
3. **Microsoft Corporation** (United States; MSFT)	**1.60%**
4. **Linear Technology Corporation** (United States; LLTC)	**1.59%**
5. **Apple Computer, Inc.** (United States; AAPL)	**1.52%**
6. **AMR Corporation** (United States; AMR)	**1.49%**
7. **Home Depot, Inc.** (United States; HD)	**1.45%**
8. **Pixar, Inc.** (United States; PIXR)	**1.39%**
9. **Mitsubishi Corporation** (Japan; 8058)	**1.33%**
10. **SLM Corporation** (United States; SLM)	**1.31%**

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/05

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
A Shares (12/31/99)				
With sales charge (5.75%)	4.49%	(3.22%)	—	(6.61%)
Without sales charge	10.84%	(2.07%)	—	(5.68%)
B Shares (12/31/99)				
With redemption*	6.14%	(3.09%)	—	(6.48%)
Without redemption	10.14%	(2.70%)	—	(6.35%)
C Shares (12/31/99)				
With redemption**	9.18%	(3.08%)	—	(6.66%)
Without redemption	10.18%	(3.08%)	—	(6.66%)
F Shares (12/29/89)	10.89%	(1.89%)	3.81%	7.65%
R Shares (12/31/99)	11.88%	(1.38%)	—	(5.15%)
T Shares (12/31/99)				
With sales charge (4.50%)	5.47%	(4.08%)	—	(7.40%)
Without sales charge	10.46%	(3.19%)	—	(6.68%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers for certain share classes, and adjustments for financial statement purposes. Investments in foreign securities entail unique risks, including political, market, and currency risks.

* The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
** The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Energy and Financials Positions Hurt Return

The Fund's relative performance was negatively impacted by both an underweight position and poor stock selection in the energy sector. Also, an underweight position in the financials sector hurt relative performance for the Fund.

Select Issues Hampered the Fund

Although the Fund fared well in the industrials, information technology, consumer discretionary and telecommunications services sectors, select issues in these sectors hampered the Fund's return. Industrials name W.W. Grainger, Inc. negatively impacted the Fund, while information technology holdings Maxim Integrated Products, Inc. and Xilinx, Inc. declined during the period. Favorable demand and trends for Maxim's analog semiconductor offerings were offset by concerns over the company's deteriorating gross margins.

Consumer discretionary offering **Comcast Corporation** experienced a slow ramp-up into its cable telephony offering and sluggish trends in video services. **Royal Caribbean Cruises Limited** also experienced a decline as investors grew concerned with the effect high oil prices may have on the company. DreamWorks Animation SKG, Inc. had a revenue shortfall from its DVD sales. Higher spending levels also resulted in materially lower earnings-per-share results for the company, and the Fund exited its position based on this



Portfolio Composition of Net Assets

46.68%	United States
12.64%	Japan
9.95%	United Kingdom
4.19%	France
3.94%	Switzerland
3.70%	Germany
2.70%	Netherlands
2.48%	Canada
10.98%	Other Countries
2.74%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

decline. The Fund, however, retained a position in Comcast and Royal Caribbean at the end of the period, as we believed these companies' respective growth opportunities remained viable.

Sectors Detracting From the Fund

Energy
Financials
Utilities

Telecommunications giant **Vodafone Group PLC** slid after announcing its commitment to the highly competitive Japanese market. Vodafone emphasized its plan to increase market share in Japan through more aggressive marketing, which was expected to cause further margin deterioration. Although the Fund did not sell its full position in Vodafone, it ended the period with a smaller position in the company.

In Conclusion

As we enter 2006, global growth appears to be strong and gaining traction as monetary policies around the world continue to be accommodative. The market is suggesting that we may be near the end of the U.S. Federal Reserve's tightening cycle, lending further support to equity markets. Naturally, any gains in the global equity markets could be tempered if negative events occur on the geopolitical landscape.

As always, our focus is on seeking companies with improving business momentum and attractive valuations, regardless of sector or country, or the direction of the market.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Fund Expenses
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2005 and held through December 31, 2005.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses for Comparison Purposes The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/05)	Ending Account Value (12/31/05)	Expenses Paid During Period* (7/1/05-12/31/05)
Class A Actual	$1,000.00	$1,060.39	$10.02
Class A Hypothetical	1,000.00	1,015.35	9.85
Class B Actual	1,000.00	1,058.88	13.86
Class B Hypothetical	1,000.00	1,011.58	13.63
Class C Actual	1,000.00	1,058.78	13.91
Class C Hypothetical	1,000.00	1,011.53	13.68
Class F Actual	1,000.00	1,060.60	10.08
Class F Hypothetical	1,000.00	1,015.30	9.90
Class R Actual	1,000.00	1,064.22	7.49
Class R Hypothetical	1,000.00	1,017.85	7.35
Class T Actual	1,000.00	1,059.74	11.84
Class T Hypothetical	1,000.00	1,013.57	11.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, earnings credits and brokerage offsets.

	Expense Ratio
Class A	1.93%
Class B	2.67%
Class C	2.68%
Class F	1.94%
Class R	1.44%
Class T	2.28%

Shares		Market Value
Common Stocks (Domestic)—46.4%		
Airlines—2.2%		
38,538	AMR Corporation*	$ 856,702
11,685	US Airways Group, Inc.*	433,981
		1,290,683
Application Software—0.7%		
9,198	Autodesk, Inc.	395,054
Asset Management & Custody Banks—0.6%		
6,524	Northern Trust Corporation	338,074
Biotechnology—0.9%		
3,939	Amgen, Inc.*	310,630
5,330	ImClone Systems, Inc.*	182,499
		493,129
Broadcasting & Cable TV—0.9%		
20,874	Comcast Corporation Special Class A*	536,253
Communications Equipment—0.6%		
16,685	Motorola, Inc.	376,914
Computer & Electronics Retail—1.0%		
13,326	Best Buy Company, Inc.	579,414
Computer Hardware—2.5%		
12,152	Apple Computer, Inc.*	873,607
20,998	Hewlett-Packard Company	601,173
		1,474,780
Computer Storage & Peripherals—1.0%		
41,314	EMC Corporation*	562,697
Consumer Finance—1.3%		
13,743	SLM Corporation	757,102
Data Processing & Outsourced Services—0.6%		
7,273	Automatic Data Processing, Inc.	333,758
Department Stores—2.1%		
5,525	J.C. Penney Company, Inc.	307,190
14,151	Kohl's Corporation*	687,739
5,579	Nordstrom, Inc.	208,655
		1,203,584

AU	Australia	GE	Germany	NW	Norway
AT	Austria	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	SG	Singapore
CA	Canada	IE	Ireland	SP	Spain
CN	China	IT	Italy	SW	Sweden
DE	Denmark	JA	Japan	SZ	Switzerland
FI	Finland	KR	South Korea	UK	United Kingdom
FR	France	NE	Netherlands		

Shares		Market Value

General Merchandise Stores—0.5%
| 5,450 | Target Corporation | $ 299,587 |

Healthcare Services—0.6%
| 6,346 | Omnicare, Inc. | 363,118 |

Healthcare Supplies—0.5%
| 5,490 | DENTSPLY International, Inc. | 294,758 |

Home Entertainment Software—0.8%
| 9,300 | Electronic Arts, Inc.* | 486,483 |

Home Improvement Retail—1.5%
| 20,588 | Home Depot, Inc. | 833,402 |

Hotels, Resorts & Cruise Lines—0.8%
| 8,292 | Carnival Corporation | 443,373 |

Household Products—2.4%
12,616	Clorox Company	717,724
13,047	Colgate-Palmolive Company	715,628
		1,433,352

Hypermarkets & Super Centers—0.5%
| 6,595 | Wal-Mart Stores, Inc. | 308,646 |

Industrial Conglomerates—1.3%
| 21,533 | General Electric Company | 754,732 |

Integrated Oil & Gas—1.3%
2,888	ConocoPhillips	168,024
10,321	ExxonMobil Corporation	579,731
		747,755

Integrated Telecommunication Services—1.3%
5,116	Alltel Corporation	322,820
19,305	Sprint Nextel Corporation	450,965
		773,785

Internet Software & Services—0.7%
| 1,034 | Google, Inc. Class A* | 428,965 |

Investment Banking & Brokerage—0.7%
| 2,995 | Goldman Sachs Group, Inc. | 382,491 |

IT Consulting & Other Services—1.8%
| 36,435 | Accenture Limited Class A | 1,051,878 |

Leisure Facilities—1.8%
| 23,000 | Royal Caribbean Cruises Limited | 1,036,380 |

Movies & Entertainment—1.4%
| 15,205 | Pixar, Inc.* | 801,608 |

Other Diversified Financial Services—0.9%
| 13,369 | JPMorgan Chase & Company | 530,616 |

Packaged Foods & Meats—0.3%
| 3,155 | Hershey Foods Corporation | 174,314 |

See notes to statement of investments.

Shares		Market Value
Personal Products—0.6%		
9,430	Estée Lauder Companies, Inc. Class A	$ 315,716
Pharmaceuticals—4.4%		
7,850	Covance, Inc.*	381,118
4,011	Eli Lilly and Company	226,982
9,733	Johnson & Johnson	584,953
28,700	MGI Pharma, Inc.*	492,492
11,038	Pfizer, Inc.	257,406
13,387	Wyeth	616,739
		2,559,690
Railroads—1.2%		
8,235	Union Pacific Corporation	663,000
Semiconductors—2.8%		
28,658	Intel Corporation	715,304
25,360	Linear Technology Corporation	914,735
		1,630,039
Specialty Chemicals—0.5%		
4,577	Sigma-Aldrich Corporation	289,678
Specialty Stores—0.3%		
5,455	Office Depot, Inc.*	171,287
Steel—0.6%		
5,348	Nucor Corporation	356,819
Systems Software—1.6%		
35,279	Microsoft Corporation	922,546
Thrifts & Mortgage Finance—0.9%		
12,371	The PMI Group, Inc.	508,077
Total Common Stocks (Domestic) (Cost—$23,689,682)		26,903,537
Common Stocks (Foreign)—50.6%		
Aerospace & Defense—0.7%		
21,604	BAE Systems PLC (UK)	141,902
36,578	Rolls-Royce Group PLC (UK)	269,048
		410,950
Apparel, Accessories & Luxury Goods—1.0%		
6,656	Compagnie Financiere Richemont AG (SZ)	289,722
7,000	Gildan Activewear, Inc. (CA)*	301,075
		590,797
Application Software—0.7%		
45,348	Sage Group PLC (UK)	201,304
1,091	SAP AG (GE)	197,845
		399,149
Asset Management & Custody Banks—0.3%		
9,341	Schroder's PLC (UK)	152,683
Auto Parts & Equipment—0.4%		
6,200	Denso Corporation (JA)	213,965

Shares		Market Value
Automobile Manufacturers—1.1%		
2,852	DaimlerChrysler AG (GE)	$ 145,453
8,600	Honda Motor Company Limited (JA)	490,762
		636,215
Brewers—1.5%		
53,761	Foster's Group Limited (AU)	219,915
8,926	InBev NV (BE)	388,551
6,000	Orkla ASA (NW)	248,470
		856,936
Broadcasting & Cable TV—0.8%		
11,408	Gestevision Telecinco SA (SP)	287,935
77	TV Asahi Corporation (JA)	191,300
		479,235
Communications Equipment—1.1%		
20,950	Nokia Oyj (FI)	383,186
66,000	Telefonaktiebolaget LM Ericsson (SW)	226,798
		609,984
Computer & Electronics Retail—1.0%		
4,600	Yamada Denki (JA)	575,707
Computer Hardware—0.9%		
34,000	Fujitsu Limited (JA)	258,888
41,000	Toshiba Corporation (JA)	244,745
		503,633
Computer Storage & Peripherals—0.3%		
3,435	Logitech International SA (SZ)*	161,412
Construction Materials—0.7%		
33,445	Rinker Group Limited (AU)	403,321
Construction, Farm Machinery & Heavy Trucks—0.9%		
10,700	Volvo AB Class B (SW)	504,393
Consumer Electronics—0.5%		
16,000	Matsushita Electric Industrial Company Limited (JA)	308,645
Consumer Finance—0.3%		
2,420	Sanyo Shinpan Finance Company Limited (JA)	173,597
Distillers & Vintners—0.6%		
23,597	Diageo PLC (UK)	342,059
Diversified Banks—3.2%		
60,097	Banca Intesa SPA (IT)	318,378
11,693	Banco Santander Central Hispano SA (SP)	154,347
14,953	Barclays PLC (UK)	157,197
4,084	BNP Paribas SA (FR)	330,462
25,669	Capitalia SPA (IT)	148,599
13,903	HBOS PLC (UK)	237,537
4,900	Royal Bank of Scotland Group PLC (UK)	147,961
2,866	Societe Generale (FR)	352,524
		1,847,005

See notes to statement of investments.

Shares		Market Value
Diversified Capital Markets—1.2%		
9,667	Credit Suisse Group (SZ)	$ 492,876
2,028	UBS AG (SZ)	193,062
		685,938
Diversified Chemicals—0.8%		
5,791	BASF AG (GE)	443,769
Diversified Metals & Mining—2.2%		
22,389	BHP Billiton Limited (AU)	373,396
7,100	Teck Cominco Limited Class B (CA)	378,972
21,046	Xstrata PLC (UK)	492,474
		1,244,842
Electric Utilities—1.0%		
3,550	E.ON AG (GE)	367,566
56,211	International Power PLC (UK)	231,633
		599,199
Electrical Components & Equipment—1.1%		
1,854	Schneider Electric SA (FR)	165,383
30,000	Sumitomo Electric Industries Limited (JA)	455,590
		620,973
Electronic Equipment Manufacturers—0.8%		
12,500	Hoya Corporation (JA)	449,400
Food Retail—0.3%		
31,872	Tesco PLC (UK)	181,789
Heavy Electrical Equipment—0.3%		
21,000	Mitsubishi Electric Corporation (JA)	148,684
Integrated Oil & Gas—3.0%		
65,127	BP PLC (UK)	693,627
4,600	Husky Energy, Inc. (CA)	233,462
8,911	Repsol YPF SA (SP)	260,251
5,847	Royal Dutch Shell PLC Class A (NE)	178,167
1,412	Total SA (FR)	354,713
		1,720,220
Integrated Telecommunication Services—1.3%		
72,371	BT Group PLC (UK)	277,368
15,600	Telenor ASA (NW)	153,127
7,100	Telus Corporation (CA)	292,306
		722,801
Investment Banking & Brokerage—0.6%		
16,000	Daiwa Securities Group, Inc. (JA)	181,388
2,923	Macquarie Bank Limited (AU)	146,032
		327,420
Life & Health Insurance—0.4%		
73,868	Old Mutual PLC (UK)	209,390

Shares		Market Value
Marine—0.5%		
30	AP Moller-Maersk AS (DE)	$ 310,378
Movies & Entertainment—0.8%		
14,145	Vivendi Universal SA (FR)	443,088
Multi-Line Insurance—0.9%		
11,979	Aviva PLC (UK)	145,306
2,923	Baloise Holding Limited (SZ)	170,718
856	Zurich Financial Services AG (SZ)	182,391
		498,415
Office Electronics—0.9%		
9,300	Canon, Inc. (JA)	544,113
Oil & Gas Exploration & Production—1.0%		
9,483	Eni SPA (IT)	263,036
1,860	Norsk Hydro ASA (NW)	190,980
51,908	Oil Search Limited (AU)	140,415
		594,431
Other Diversified Financial Services—1.5%		
17,952	ING Groep NV (NE)	622,699
5,600	Sun Life Financial, Inc. (CA)	225,108
		847,807
Packaged Foods & Meats—0.4%		
812	Nestlé SA Registered (SZ)	242,840
Pharmaceuticals—6.8%		
6,400	Astellas Pharma, Inc. (JA)	249,629
14,659	AstraZeneca Group PLC (UK)	713,529
8,700	Eisai Company Limited (JA)	365,159
10,400	GlaxoSmithKline PLC (UK)	262,863
6,706	Novartis AG (SZ)	352,370
6,520	Novo Nordisk AS Class B (DE)	366,763
1,255	Roche Holding AG (SZ)	188,427
5,689	Sanofi-Aventis (FR)	498,385
7,100	Santen Pharmaceutical Company Limited (JA)	196,261
4,563	Schering AG (GE)	305,478
7,500	Takeda Pharmaceuticals Company Limited (JA)	405,732
		3,904,596
Precious Metals & Minerals—0.2%		
4,849	ThyssenKrupp AG (GE)	101,262
Semiconductor Equipment—1.6%		
37,612	ASM Lithography Holding NV NY Shares (NE)*	755,249
3,100	Tokyo Electron Limited (JA)	194,777
		950,026
Soft Drinks—0.7%		
13,600	Coca-Cola Hellenic Bottling Company SA (GR)	400,578

See notes to statement of investments.

Share		Market Value
Steel—0.7%		
11,600	JFE Holdings, Inc. (JA)	$ 389,503
Tires & Rubber—1.1%		
4,691	Continental AG (GE)	415,953
14,000	Sumitomo Rubber Industries Limited (JA)	199,432
		615,385
Tobacco—0.8%		
21,303	British American Tobacco PLC (UK)	476,495
Trading Companies & Distributors—1.8%		
34,700	Mitsubishi Corporation (JA)	767,940
22,000	Mitsui & Company Limited (JA)	282,613
		1,050,553
Wireless Telecommunication Services—1.9%		
5,562	Bouygues SA (FR)	271,943
92,600	China Mobile (Hong Kong) Limited (HK)	438,297
186,388	Vodafone Group PLC (UK)	402,472
		1,112,712
Total Common Stocks (Foreign)		
(Cost—$21,474,143)		29,006,293
Preferred Stocks (Foreign)—0.3%		
Healthcare Equipment—0.3%		
1,141	Fresenius AG Preferred (GE)	154,529
Total Preferred Stocks (Foreign)		
(Cost—$140,876)		154,529

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.6%		
Special Purpose Entity—2.6%		
$1,500,000	CAFCO LLC	
	4.12% 1/3/06~	$ 1,499,657
Total Corporate Short-Term Notes		
(Amortized Cost—$1,499,657)		1,499,657
Total Investments—99.9%		
(Total Cost—$46,804,358)		57,564,016
Other Assets and Liabilities—0.1%		82,451
Net Assets—100.0%		$57,646,467

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,499,657 or 2.6%, of the Fund's net assets as of December 31, 2005.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

Assets

Investment securities, at cost	$ 46,804,358
Investment securities, at market	57,564,016
Cash	102,470
Receivables:	
Investment securities sold	1,103,246
Capital shares sold	120,085
Dividends and interest	80,124
Other assets	126,613
Total Assets	59,096,554

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	775,205
Capital shares redeemed	455,829
Advisory fees	50,194
Shareholder servicing fees	8,248
Accounting fees	4,070
Distribution fees	15,270
Transfer agency fees	6,564
Custodian fees	796
Directors' deferred compensation	89,142
Other	44,769
Total Liabilities	1,450,087
Net Assets	$ 57,646,467

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 106,933,421
Accumulated net investment loss	(28,758)
Accumulated net realized loss from security and foreign currency transactions	(60,027,368)
Net unrealized appreciation on investments and foreign currency translation	10,769,172
Total	$ 57,646,467

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005 *(continued)*

Class A

Net Assets	$	619,010
Shares Outstanding		43,558
Net Asset Value, Redemption Price Per Share	$	14.21
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	15.08

Class B

Net Assets	$	1,803,276
Shares Outstanding		132,825
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.58

Class C

Net Assets	$	308,216
Shares Outstanding		23,162
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	13.31

Class F

Net Assets	$	53,184,353
Shares Outstanding		3,728,772
Net Asset Value, Offering and Redemption Price Per Share	$	14.26

Class R

Net Assets	$	1,701,449
Shares Outstanding		115,848
Net Asset Value, Offering and Redemption Price Per Share	$	14.69

Class T

Net Assets	$	30,163
Shares Outstanding		2,266
Net Asset Value, Redemption Price Per Share	$	13.31
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	13.94

See notes to financial statements.

Statement of Operations

For the year ended December 31, 2005

Investment Income

Dividends	$	1,496,352
Interest		39,837
Foreign taxes withheld		(121,340)
Total Investment Income		1,414,849

Expenses

Advisory fees—Note 2	808,338
Shareholder servicing fees—Note 2	91,308
Accounting fees—Note 2	64,287
Distribution fees—Note 2	154,879
Transfer agency fees—Note 2	81,731
Registration fees	59,835
Postage and mailing expenses	14,710
Custodian fees and expenses—Note 2	52,039
Printing expenses	45,639
Legal and audit fees	28,677
Directors' fees and expenses—Note 2	26,071
Other expenses	63,277
Total Expenses	1,490,791
Earnings Credits	(5,182)
Reimbursed/Waived Expenses	(19,539)
Expense Offset to Broker Commissions	(12,370)
Net Expenses	1,453,700
Net Investment Loss	(38,851)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		14,158,749[1]
Foreign Currency Transactions		(16,234)
Net Realized Gain		14,142,515
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(6,260,128)
Net Realized and Unrealized Gain		7,882,387
Net Increase in Net Assets Resulting from Operations	$	7,843,536

[1] *Includes $4,048,548 of realized gains resulting from a redemption in kind.*

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended December 31, 2005	Year ended December 31, 2004
Operations		
Net Investment Loss	$ (38,851)	$ (42,516)
Net Realized Gain on Security and Foreign Currency Transactions	14,142,515	14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(6,260,128)	(3,533,551)
Net Increase in Net Assets Resulting from Operations	7,843,536	10,443,362
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	31,644	(195,731)
Class B	(430,097)	21,999
Class C	8,837	(26,743)
Class F	(13,367,715)	(16,782,781)
Class R	(25,021,636)[1]	383,468
Class T	(26,282)	(14,130)
Net Decrease from Capital Share Transactions	(38,805,249)	(16,613,918)
Net Decrease in Net Assets	(30,961,713)	(6,170,556)
Net Assets		
Beginning of Year	$ 88,608,180	$ 94,778,736
End of Year	$ 57,646,467	$ 88,608,180
Accumulated Net Investment Loss	$ (28,758)	$ (17,206)

[1] *On November 30, 2005, Class R disbursed portfolio securities and cash valued at $23,196,136 in payment of a redemption by an affiliate of the Fund.*

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$12.82	$11.38	$8.32	$11.71	$15.78
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.21)	(0.10)	(0.15)	(0.09)
Net realized and unrealized gains (losses) on securities	1.41	1.65	3.16	(3.24)	(3.98)
Total from investment operations	1.39	1.44	3.06	(3.39)	(4.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.21	$12.82	$11.38	$8.32	$11.71
Total Return[b]	10.84%	12.65%	36.78%	(28.95%)	(25.79%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$619	$519	$656	$543	$1,003
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.95%	1.81%	2.03%	2.06%	2.10%
Expenses with reimbursements, earnings credits and brokerage offsets	1.92%	1.81%	2.03%	2.06%	2.09%
Net investment loss	(0.19%)	(0.18%)	(0.55%)	(0.77%)	(0.96%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.98% (2005), 1.83% (2004), 2.04% (2003), 2.06% (2002), and 2.10% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.33	$11.02	$8.12	$11.52	$15.57
Income from investment operations:					
Net investment loss	(0.11)[a]	(0.09)	(0.16)	(0.14)	(0.15)
Net realized and unrealized gains (losses) on securities	1.36	1.40	3.06	(3.26)	(3.90)
Total from investment operations	1.25	1.31	2.90	(3.40)	(4.05)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.58	$12.33	$11.02	$8.12	$11.52
Total Return[b]	10.14%	11.89%	35.71%	(29.51%)	(26.01%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,803	$2,061	$1,821	$1,459	$2,089
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.69%	2.52%	2.80%	2.71%	2.54%
Expenses with reimbursements, earnings credits and brokerage offsets	2.66%	2.52%	2.80%	2.70%	2.53%
Net investment loss	(0.93%)	(0.87%)	(1.30%)	(1.41%)	(1.43%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.72% (2005), 2.54% (2004), 2.82% (2003), 2.71% (2002), and 2.54% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2005	2004	2003	2002	2001
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.08	$10.81	$7.96	$11.34	$15.56
Income from investment operations:					
Net investment loss	(0.07)	(0.20)	(0.20)	(0.30)	(0.30)
Net realized and unrealized gains					
(losses) on securities	1.30	1.47	3.05	(3.08)	(3.92)
Total from investment operations	1.23	1.27	2.85	(3.38)	(4.22)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.31	$12.08	$10.81	$7.96	$11.34
Total Return[a]	10.18%	11.75%	35.80%	(29.81%)	(27.12%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$308	$272	$271	$218	$380
Ratios to average net assets:					
Expenses with reimbursements,					
but no earnings credits or brokerage offsets[b]	2.70%	2.60%	2.82%	3.33%	4.18%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.66%	2.59%	2.82%	3.33%	4.17%
Net investment loss	(0.93%)	(0.97%)	(1.34%)	(2.05%)	(3.07%)
Portfolio turnover rate[c]	120%	130%	138%	211%	145%

a. *Sales charges are not reflected in the total return.*
b. *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.72% (2005), 2.62% (2004), 2.84% (2003), 3.40% (2002), and 4.18% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

		Year ended December 31,			
	2005	2004	2003	2002	2001
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.86	$11.41	$8.33	$11.72	$15.69
Income from investment operations:					
Net investment loss	(0.02)[a]	(0.21)	(0.13)	(0.13)	(0.14)
Net realized and unrealized gains (losses) on securities	1.42	1.66	3.21	(3.26)	(3.83)
Total from investment operations	1.40	1.45	3.08	(3.39)	(3.97)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.26	$12.86	$11.41	$8.33	$11.72
Total Return	10.89%	12.71%	36.97%	(28.92%)	(25.30%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$53,184	$61,038	$70,566	$59,890	$101,592
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[b]	1.94%	1.78%	1.97%	1.84%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.91%	1.77%	1.97%	1.84%	1.60%
Net investment loss	(0.17%)	(0.13%)	(0.47%)	(0.55%)	(0.50%)
Portfolio turnover rate[c]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.96% (2005), 1.80% (2004), 1.98% (2003), 1.84% (2002), and 1.61% (2001).*
c. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$13.13	$11.60	$8.44	$11.81	$15.75
Income from investment operations:					
Net investment income (loss)	0.05[b]	0.03	0.00[a]	(0.01)	(0.02)
Net realized and unrealized gains (losses) on securities	1.51	1.50	3.16	(3.36)	(3.92)
Total from investment operations	1.56	1.53	3.16	(3.37)	(3.94)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$14.69	$13.13	$11.60	$8.44	$11.81
Total Return	11.88%	13.19%	37.44%	(28.54%)	(25.02%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,701	$24,665	$21,404	$14,060	$19,193
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	1.45%	1.37%	1.51%	1.41%	1.25%
Expenses with reimbursements, earnings credits and brokerage offsets	1.44%	1.37%	1.51%	1.41%	1.24%
Net investment income (loss)	0.35%	0.28%	(0.03%)	(0.13%)	(0.14%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Net investment loss for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
b. *Computed using average shares outstanding throughout the year.*
c. *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.47% (2005), 1.39% (2004), 1.53% (2003), 1.41% (2002), and 1.25% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$12.05	$10.73	$7.89	$11.46	$15.65
Income from investment operations:					
Net investment loss	(0.07)[a]	(0.36)	(0.14)	(0.59)	(0.26)
Net realized and unrealized gains (losses) on securities	1.33	1.68	2.98	(2.98)	(3.93)
Total from investment operations	1.26	1.32	2.84	(3.57)	(4.19)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$13.31	$12.05	$10.73	$7.89	$11.46
Total Return[b]	10.46%	12.30%	35.99%	(31.15%)	(26.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$30	$54	$61	$47	$90
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets[c]	2.33%	2.14%	2.54%	4.60%	3.75%
Expenses with reimbursements, earnings credits and brokerage offsets	2.30%	2.14%	2.54%	4.60%	3.74%
Net investment loss	(0.56%)	(0.50%)	(1.05%)	(2.88%)	(2.72%)
Portfolio turnover rate[d]	120%	130%	138%	211%	145%

a. *Computed using average shares outstanding throughout the year.*
b. *Sales charges are not reflected in the total return.*
c. *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.35% (2005), 2.16% (2004), 2.56% (2003), 5.48% (2002), and 10.02% (2001).*
d. *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth, Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B shares redeemed within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. Since February 22, 2005, New York closing exchange rates have been used to convert foreign currencies to U.S. dollars. Previously, London closing exchange rates were used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the net asset value of the Fund.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—The Fund normally will invest a significant portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The Fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2005 for settling foreign trades is listed on the Statement of Assets and Liabilities.

The accounting records of the Fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized gain or loss from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in

the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends from net investment income (if any) and from net realized capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2005, Class F shares were charged $84,389 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2005, Class F shares were charged $34,862 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.58 to $13.36, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the year ended December 31, 2005 were as follows:

	Transfer Agency Fees
Class A	$1,398
Class B	$3,952
Class C	$545
Class R	$6,001
Class T	$138

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2005, the Fund was charged $2,029 for cash management fees, which are included in the out-of-pocket transfer agency charges above.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2005, the Fund paid $34,835 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2005, Class F shares were charged $138,956 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2005, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,548
Class B	$13,850	$4,617
Class C	$1,979	$660
Class T	$94	$94

During the year ended December 31, 2005, DSC retained $146 in sales commissions from the sales of Class A shares. DSC also retained $3988 and $2 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Notes to Financial Statements

December 31, 2005 *(continued)*

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has contractually agreed in writing to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2005, the Fund's portion of the fee waiver was $19,539, which reduced the amount paid to Mellon Bank to $32,500.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the Directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, deferred compensation, redemptions-in-kind, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2005 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$27,299	$(3,971,207)	$3,943,908

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2005, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2005 by the Fund amounted to $10,043,805. Accumulated capital losses as of December 31, 2005 were:

Expiration	Amount
2009	$34,530,988
2010	$22,200,649
2011	$3,142,525
	$59,874,162

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2005 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation, if any. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Foreign Currency Loss Deferral	$(2,399)
Other Book/Tax Differences	$(16,845)
Federal Tax Cost	$46,957,564
Gross Tax Appreciation of Investments	$10,806,488
Gross Tax Depreciation of Investments	$(200,036)
Net Tax Appreciation	$10,606,452

Notes to Financial Statements

December 31, 2005 *(continued)*

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	22,521	$ 293,185	14,460	$ 169,930
Redeemed	(19,415)	$ (261,541)	(31,674)	$ (365,661)
Net Increase (Decrease)	3,106	$ 31,644	(17,214)	$ (195,731)
Class B				
Sold	8,028	$ 98,777	31,752	$ 357,137
Redeemed	(42,268)	$ (528,874)	(29,868)	$ (335,138)
Net Increase (Decrease)	(34,240)	$ (430,097)	1,884	$ 21,999
Class C				
Sold	10,078	$ 128,403	8,384	$ 94,894
Redeemed	(9,465)	$ (119,566)	(10,901)	$ (121,637)
Net Increase (Decrease)	613	$ 8,837	(2,517)	$ (26,743)
Class F				
Sold	210,093	$ 2,732,978	837,712	$ 9,854,038
Redeemed	(1,227,387)	$ (16,100,693)	(2,275,773)	$ (26,636,819)
Net Decrease	(1,017,294)	$ (13,367,715)	(1,438,061)	$ (16,782,781)
Class R				
Sold	256,421	$ 3,470,964	209,694	$ 2,478,822
Redeemed	(2,018,994)	$ (28,492,600)	(175,936)	$ (2,095,354)
Net Increase (Decrease)	(1,762,573)	$ (25,021,636)	33,758	$ 383,468
Class T				
Sold	8	$ 100	1,421	$ 15,509
Redeemed	(2,190)	$ (26,382)	(2,672)	$ (29,639)
Net Decrease	(2,182)	$ (26,282)	(1,251)	$ (14,130)

5. Investment Transactions

For the year ended December 31, 2005, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $95,597,237 and $134,484,922, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2005, the Fund did not have any borrowings under the LOC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United Sates of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2006

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT
(unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' ten portfolios, a "Fund") held on August 11 and 12, 2005, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2006. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2005 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors' analysis of the nature, extent, and quality of Founders' services to the Funds took into account the knowledge gained from the directors' regular meetings with management held throughout the prior year. In addition, the directors reviewed the organizational structure of Founders' senior management team and Founders' operating departments, including its investment department. The directors were advised that the Funds' portfolio managers had strong internal analytical and related support available to them.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision. The directors noted that Founders' responsibilities include placing the Funds' portfolio transactions with broker-dealers and exercising the Funds' voting rights and rights to participate in corporate actions.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement, including: providing office space, furnishings, and equipment required to conduct the Funds' business; providing administrative services to the Funds and maintaining the Funds' books and records; compensating the personnel necessary to provide the foregoing services, as well as the officers of the Funds (including the Funds' chief compliance officer); preparing the Funds' securities registration statement amendments, shareholder reports and other regulatory documents; administering the Funds' compliance program; and monitoring the outside agents used by the Funds.

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors also considered that Founders has made significant expenditures in the past year and in prior years to ensure that it has the sophisticated systems and the highly trained personnel necessary for it to be able to continue to provide quality service to the Funds' shareholders, including the dedication of substantial resources to Founders' investment and trading departments.

Following further discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the recent performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided by Founders to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with the portfolio managers of each Fund, during which each portfolio manager reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive quarterly performance reviews from Founders' president and chief executive officer and from its senior vice president/director of investments, as well as monthly and quarterly written performance information from Founders. On a quarterly basis, the directors also have received a performance analysis report from Lipper, which highlights each Fund's performance rankings and quintile positions for various periods of time from the most recent quarter through five years, in comparison to a relatively small group of similar funds selected by Lipper and to a larger universe of similar funds also selected by Lipper.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed report from Lipper which included an executive summary highlighting each Fund's Class F expense and performance rankings and quintile positions for current and earlier periods, also in comparison to a relatively

small group of funds selected by Lipper and a larger universe of funds also selected Class F by Lipper. The Lipper materials further included graphs depicting each Fund's one-year and annualized performance results for two-, three-, four-, five-, and ten-year periods, if applicable, in comparison to the Fund's performance group and performance universe.

Worldwide Growth Fund's performance for the one-year period ended December 31, 2004 placed it in the second quintile of its Lipper performance group, with the Fund ranking third out of six Lipper-selected "peer funds," and in the third quintile of its Lipper global large-cap growth fund performance universe, ranking 24th of 56 funds. The directors noted that the Fund's performance had improved significantly since the current managers of the foreign portion of the Fund's portfolio assumed their duties in March 2003, with the Fund placing in the first quintile of its Lipper-selected universe for the two-year period ended December 31, 2004. The directors deemed these relative performance results to be satisfactory, and stressed the importance to Founders of the need to seek to maintain a strong performance record.[1]

The Lipper report also included brokerage commission and portfolio turnover information with respect to each equity Fund, comparing each Fund's commissions paid on portfolio securities transactions (as a percentage of average net assets for the most recent fiscal year) and each Fund's portfolio turnover for the most recent fiscal period, with similar data concerning the relatively small group of funds selected by Lipper that had been used in making comparisons with respect to Fund performance.

At their request and in conjunction with the directors' consideration of continuance of the management agreement, Founders had provided comparisons of the returns for each of the Funds (with the exception of Money Market Fund) to the returns of an index fund (with the exception of Government Securities Fund) and an exchange-traded fund ("ETF"). The index funds and ETFs that were used in the comparisons were those that Fund management had determined most closely resembled the primary benchmark of each of the Funds. The directors had requested these comparisons as supplemental information to assist them in evaluating Founders' investment management services.

Founders had advised the directors that when compared to each Fund's Lipper competitive peer group, the Funds overall achieved better relative performance results in 2003 and 2004 than in the previous three years. The directors were informed that Founders' investment department has continued to maintain the resources necessary to provide high quality investment management services to the Funds.

[1] *Past performance is no guarantee of future results. Please visit www.founders.com to see the most recent quarter-end Lipper rankings for the Fund's Class F shares. The rankings can be found on page 2 of the Fund's quarterly commentary. Class F rankings do not reflect the front-end sales charges that apply to other share classes.*

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, more recent performance results generally have shown significant improvement; Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes in calendar year 2004 when compared to their respective 2003 rankings, with 60% of the Funds placing in the top two quintiles of their respective comparison groups in 2004.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses, including receipt of expense ratio analysis reports that disclose detailed information regarding the expense components which collectively aggregate the expense ratio of each Fund's Class F shares. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's competitive peer group as selected by Lipper. As to each Fund, the Lipper materials further provided contractual fee rates and an overview table of management fee schedules for each of the funds which comprised each Fund's competitive group.

The directors noted that for the period ended December 31, 2004, Worldwide Growth Fund's management fees ranked in the third quintile of its Lipper competitive expense group, with the Fund's fees the sixth lowest of 11 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than five of the 11 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe, placing 34th lowest of 48 funds.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

Lastly, the directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds and to each Fund.

The directors further considered certain indirect benefits received by Founders from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders realizes certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts (the directors recognized that in determining its profitability from providing investment management and other services to the Funds, Founders allocated its expenses between the Funds and other accounts in a manner which was reasonable);

- Founders may execute brokerage transactions for the Funds with brokers that provide research and brokerage services to Founders. These research and brokerage services may be useful to Founders in providing investment services to any of the clients it advises, not just the Funds. The directors recognized that Founders' profitability would be lower if it did not receive research and brokerage services in connection with these brokerage transactions; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds (the directors have determined that the services provided by Founders and its affiliates to the Funds are satisfactory, and that the profits derived from providing the services are reasonable).

The directors reviewed a table listing the Funds and corresponding subadvisory and separate accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

In reviewing the overall expense ratios of the Funds, the directors noted that the expense ratios in 2004 generally were less than the expense ratios occasioned in 2003, with only one Fund having experienced an increase in 2004 expenses which had an effect on its shareholders. The directors were advised that in all probability, the Funds' 2005 expense ratios will be higher than their expense ratios in 2004, primarily due to a decline in the asset levels of the Funds.

The directors received operating revenue and expense analyses for Founders for the fiscal year ended December 31, 2004, and estimated investment advisory profitability to Founders on a before-tax and after-tax basis and on a Fund-by-Fund basis. The directors were advised that, based on discussions held by Founders' management with an independent entity, the methodology used to calculate profitability appeared to be within reasonable norms and was not inconsistent with that utilized by others within the industry.

Founders had also provided the directors with a report which presented an analysis of Founders' 2004 before-tax and after-tax profitability from providing services to all of its managed accounts, including Fund and non-Fund accounts. The analysis also described Founders' pro-forma profitability for calendar year 2005.

The directors observed that Founders had experienced an increase in profitability from providing services to the Funds from calendar year 2003 to 2004, which was the result of an increase in the aggregate assets of the Funds and, accordingly, an increase in the investment advisory fees received by Founders. However, the directors noted that Founders' profitability is expected to decline in 2005 as a result of declines in Fund asset levels. The directors also considered the risks assumed by Founders in providing management services to the Funds, including the risk that the management agreement can be terminated by the directors at any time.

After deliberation and discussion of Fund fees and expenses, the directors determined:

• That upon review of the advisory fee structures of the Funds in comparison with the competitive fund groups selected by Lipper, the levels of investment advisory fees paid by the Funds are competitive;

• That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios decreased in 2004 from those experienced in 2003, primarily as a result of an increase in Fund assets, although expense ratios are expected to increase in 2005 as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining, and in some instances may well be lower than fees arrived at solely from such arm's-length negotiation.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which included current and historical information with respect to the profitability of the mutual fund advisory activities conducted by 13 publicly-held corporations, accounting for approximately 15% of total investment company industry assets under management as of December 31, 2004. The Lipper analysis demonstrated that Founders' 2004 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be reasonable, given the services rendered to the applicable investment companies by the advisers to these companies. The directors noted that Founders' profitability percentage for providing management and other services to the Funds was reasonable, particularly in relationship to the overall improvement in performance which the Funds had realized in recent years and in

recognition of the quality service which Founders has provided and continues to provide to the Funds.

After continuing their review and discussion of the extensive profitability analyses which had been provided by Founders, the directors determined that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase. Among other information, the directors considered the following:

- Increased revenues associated with a larger Fund asset base, coupled with substantially the same cost structure, likely would translate into increased profits for Founders;

- If the assets of a particular Fund were to increase significantly, the economic benefits of the increase would be shared with that Fund's shareholders through existing breakpoints in the Fund's investment advisory fee schedule;

- Since breakpoints are applied on a Fund-by-Fund basis, economies of scale that might be realized by Founders in its overall business as a result of an increase in the assets of a particular Fund or a group of Funds would not be passed along on a dollar-for-dollar basis to the shareholders of other Funds that did not experience increases in their assets to points above their breakpoints;

- However, the Funds generally have seen their expense ratios drop during periods when their asset levels have been higher due to the breakpoints in their fee schedules and the fact that certain of their other expenses, such as directors', auditors', and legal fees, were being spread across a larger asset base; and

- Founders believes that the current schedule of Fund breakpoints is consistent with its objective of sharing its economies of scale with the Funds.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that are realized from the growth of each Fund's assets and, after such consideration, determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels; that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and

restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

In concluding their deliberations with respect to consideration of continuance of the Funds' management agreement with Founders, the directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvement and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 72. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 66. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 61. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 69. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 67. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston.

Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 45. Year elected to the Board: 2005
Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers, and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Richard W. Sabo, 48. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 48. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 50. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 47. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 36. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 35. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside front cover, except for Mr. Germenis who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Worldwide Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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